As Filed with the Securities and Exchange Commission on November 13, 2008

Registration No. 333-153844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NOVACEA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	33-0960223
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Oyster Point Boulevard, Suite 200

South San Francisco, California 94080

(650) 228-1800

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John P. Walker

Chairman and Chief Executive Officer

Novacea, Inc.

400 Oyster Point Boulevard, Suite 200

South San Francisco, California 94080

(650) 228-1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Glenn A. Oclassen President and Chief Executive Officer Transcept Pharmaceuticals, Inc. 1003 W. Cutting Blvd., Suite #110 Point Richmond, California 94804 Telephone: (510) 215-3500 Fax: (510) 215-3535	Michael J. O’Donnell, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Novacea may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 13, 2008

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Novacea, Inc. and Transcept Pharmaceuticals, Inc.:

Novacea, Inc., or Novacea, and Transcept Pharmaceuticals, Inc., or Transcept, have entered into a merger agreement pursuant to which a wholly owned subsidiary of Novacea will merge with and into Transcept, with Transcept continuing as a wholly owned subsidiary of Novacea. Transcept and Novacea believe that the merger will result in a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine, and that together they will be better able to achieve the goal of providing new benefits to patients and returns for stockholders.

Immediately prior to the effective time of the merger, each share of Transcept preferred stock will be converted into shares of Transcept common stock at a ratio determined in accordance with the Transcept certificate of incorporation. At the effective time of the merger, each share of Transcept common stock is expected to convert into the right to receive approximately 0.67 shares of Novacea common stock, subject to adjustment to account for the effect of a reverse stock split of Novacea common stock to be implemented prior to the consummation of the merger and assuming that 10 days prior to the closing of the merger the net cash, less certain liabilities, of Novacea is between $83.5 million and $84.5 million and that the number of shares of Novacea and Transcept common stock outstanding on a fully-diluted basis immediately prior to the effective time of the merger is equal to the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008 as discussed in the proxy statement/prospectus/information statement. Novacea will assume outstanding and unexercised warrants to purchase Transcept common stock or preferred stock and options to purchase Transcept common stock, and they will be converted into warrants and options, as applicable, to purchase Novacea common stock. Novacea stockholders and optionholders will continue to own and hold, respectively their existing shares of and options for Novacea common stock. Immediately after the merger, Transcept stockholders, warrantholders and optionholders will own approximately 60% of the fully-diluted common stock of the combined company, with Novacea stockholders and optionholders, whose shares of Novacea stock and options will remain outstanding after the merger, holding approximately 40% of the fully-diluted common stock of the combined company.

Shares of Novacea common stock are currently listed on the NASDAQ Global Market under the symbol “NOVC”. Prior to consummation of the merger, Novacea intends to file an initial listing application with the NASDAQ Global Market pursuant to NASDAQ “reverse merger” rules. After completion of the merger, Novacea will be renamed “Transcept Pharmaceuticals, Inc.” and expects to trade on the NASDAQ Global Market under the symbol “TSPT”. On                     , 2008, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Novacea common stock was $             per share.

Novacea is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Novacea special meeting, which will be held at                     , local time, on                     at                     , unless postponed or adjourned to a later date, Novacea will ask its stockholders to, among other things, approve the issuance of Novacea common stock as well as the resulting change in control, and approve amendments to the Novacea amended and restated certificate of incorporation effecting a reverse stock split of Novacea common stock, which is referred to as the reverse stock split, and changing the Novacea corporate name to “Transcept Pharmaceuticals, Inc.”, each as described in the accompanying proxy statement/prospectus/information statement.

Concurrently with and as a condition to the execution of the merger agreement, and as described in the accompanying proxy statement/prospectus/information statement, certain Transcept stockholders who in the aggregate own approximately 80% of the outstanding shares of Transcept stock, and certain of the Novacea stockholders who in the aggregate own approximately 37% of Novacea common stock, each on an “as if converted to common stock basis,” entered into voting agreements whereby they agreed to vote in favor of the merger agreement and the merger, subject to the terms of the voting agreements. In addition, following the execution of the merger agreement and pursuant to the conditions of the merger agreement, the Transcept stockholders who entered into voting agreements also each executed an action by written consent of the Transcept stockholders, which we refer to as the written consent, approving the merger and related transactions. Therefore, holders of the number of shares of Transcept stock required to approve the merger have already approved the merger, and no meeting of Transcept stockholders to approve the merger will be held. Nevertheless, all Transcept stockholders will have the opportunity to elect to approve the merger by signing and returning to Transcept a written consent.

After careful consideration, the Novacea and Transcept boards of directors have unanimously approved the merger agreement and the related transactions referred to above, with Novacea director Michael Raab not present for the vote because he recused himself from the meeting and Transcept director Kathleen LaPorte not present at the meeting in which the Transcept board of directors approved the merger agreement and related transactions, and each of the Novacea and Transcept boards of directors has determined that it is advisable to enter into the merger. The board of directors of Novacea recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and the board of directors of Transcept recommends that its stockholders sign and return the written consent indicating their approval of the merger agreement and the merger to Transcept.

More information about Novacea, Transcept and the proposed transaction is contained in this proxy statement/prospectus/information statement. Novacea and Transcept urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 19.

Novacea and Transcept are excited about the opportunities the merger brings to both Novacea and Transcept stockholders, and thank you for your consideration and continued support.

John P. Walker	Glenn A. Oclassen
Chairman and Chief Executive Officer	President and Chief Executive Officer
Novacea, Inc.	Transcept Pharmaceuticals, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated                     , 2008, and is first being mailed to Novacea and Transcept stockholders on or about                     , 2008.

NOVACEA, INC.

400 OYSTER POINT BOULEVARD, SUITE 200

SOUTH SAN FRANCISCO, CALIFORNIA 94080

(650) 228-1800

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON

Dear Stockholders of Novacea:

On behalf of the board of directors of Novacea, Inc., a Delaware corporation, we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Novacea and Transcept Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Pivot Acquisition, Inc., a wholly owned subsidiary of Novacea, will merge with and into Transcept, which will survive as a wholly owned subsidiary of Novacea. The special meeting of stockholders of Novacea will be held on                     at             , local time, at                     , for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of Novacea common stock and the resulting change in control of Novacea pursuant to the Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, by and among Novacea, Pivot Acquisition, Inc. and Transcept, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement.

2. To approve the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, as described in the accompanying proxy statement/prospectus/information statement.

3. To approve the amended and restated certificate of incorporation of Novacea to change the name “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.”

4. To consider and vote upon an adjournment of the Novacea special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Novacea Proposal Nos. 1, 2 and 3.

5. To transact such other business as may properly come before the Novacea special meeting or any adjournment or postponement thereof.

The board of directors of Novacea has fixed                     as the record date for the determination of stockholders entitled to notice of, and to vote at, the Novacea special meeting and any adjournment or postponement thereof. Only holders of record of shares of Novacea common stock at the close of business on the record date are entitled to notice of, and to vote at, the Novacea special meeting. At the close of business on the record date, Novacea had             shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting is required for approval of Novacea Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Novacea common stock having voting power outstanding on the record date for the Novacea special meeting is required for approval of Novacea Proposal Nos. 2 and 3.

Even if you plan to attend the Novacea special meeting in person, Novacea requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Novacea special meeting if you are unable to attend.

By Order of the Novacea Board of Directors,

John P. Walker Chairman and Chief Executive Officer South San Francisco, California , 2008

THE NOVACEA BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, NOVACEA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE NOVACEA BOARD OF DIRECTORS RECOMMENDS THAT NOVACEA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the reverse stock split described in Novacea Proposal No. 2, beginning on page 119 in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:	Novacea, Inc., or Novacea, and Transcept Pharmaceuticals, Inc., or Transcept, have entered into an Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, which is referred to as the merger agreement. The merger agreement contains the terms and conditions of the proposed business combination of Novacea and Transcept. Under the merger agreement, Pivot Acquisition, Inc., a wholly owned subsidiary of Novacea, which is referred to as the merger sub, will merge into Transcept, with Transcept continuing as a wholly owned subsidiary of Novacea, which transaction is referred to as the merger.

The merger agreement provides that, under certain circumstances relating to Novacea and Transcept each receiving opinions of their respective counsel regarding the tax treatment of the merger, it is possible that immediately following the merger Transcept would merge into a limited liability company wholly owned by Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. This transaction is referred to as the second merger. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

Immediately prior to the effective time of the merger, each share of Transcept preferred stock outstanding at such time will be converted into shares of Transcept common stock on a one-for-one basis. At the effective time of the merger, each share of Transcept common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be canceled pursuant to the merger agreement, and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 0.67 shares of Novacea common stock, assuming that the net cash of Novacea, less certain liabilities, is between $83.5 million and $84.5 million and that the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding immediately prior to the effective time of the merger is equal to the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008, subject to adjustment to account for the effect of a reverse stock split of Novacea common stock to be implemented prior to the consummation of the merger, which is referred to as the reverse stock split. As a result of the merger, holders of Transcept stock, options and warrants are expected to own in the aggregate approximately 60% of the combined company and the Novacea stockholders and optionholders are expected to own in the aggregate approximately 40% of the combined company. At the effective time of the merger, Novacea will change its corporate name to “Transcept Pharmaceuticals, Inc.” as required by the merger agreement.

Q:	What will happen to Novacea if, for any reason, the merger with Transcept does not close?

A:

If, for any reason, the merger with Transcept does not close, the Novacea board of directors may elect to, among other things, continue to operate the business of Novacea, attempt to complete another strategic transaction like the merger or attempt to sell or otherwise dispose of the various assets of Novacea. If Novacea were to continue its business, it would need to identify, acquire and develop other products or product candidates as it has no current plans to, and does not believe it is in the best interest of Novacea to, pursue development of its current product candidates. In addition, as of October 1, 2008, the Novacea

v

workforce was comprised of nine employees, all of whom are involved in financial and administrative roles. Novacea no longer has employees engaged in development and commercialization activities. If Novacea decides to reestablish its business, Novacea will need to rebuild its senior management team and to hire managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and commercialization areas. Finally, if Novacea decides to dissolve and liquidate its assets, Novacea would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Novacea and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?

A:	Transcept and Novacea believe that the merger will result in a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The companies believe that together they will be better able to achieve the goal of providing new benefits to patients and returns for stockholders. For a discussion of Novacea and Transcept reasons for the merger, please see the section entitled “The Merger—Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:	You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Novacea or Transcept as of the applicable record date, and you are entitled to, as applicable, vote at the Novacea stockholder meeting to approve the merger or sign and return the Transcept written consent to approve the merger. This document serves as:

•	a proxy statement of Novacea used to solicit proxies for its stockholder meeting;

•

a prospectus of Novacea used to offer shares of Novacea common stock in exchange for shares of Transcept common stock in the merger and issuable upon exercise of Transcept warrants and options, as applicable; and

•	an information statement of Transcept used to solicit the written consent of its stockholders for the approval of the merger.

Q:	What is required to consummate the merger?

A:	To consummate the merger, Novacea stockholders must approve the issuance of shares of Novacea common stock in the merger and the resulting change of control of Novacea, the amended and restated certificate of incorporation of Novacea effecting the reverse stock split and change of the Novacea name to “Transcept Pharmaceuticals, Inc.”; and Transcept stockholders must approve the merger.

The approval by the stockholders of Novacea requires the affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting for the issuance of shares of Novacea common stock in the merger and the resulting change of control, and the affirmative vote of the holders of a majority of shares of Novacea common stock having voting power outstanding on the record date for the Novacea special meeting for the reverse stock split and the change of the Novacea name.

The approval by the stockholders of Transcept requires the affirmative votes of the holders of a majority of the outstanding Transcept common stock, a majority of the outstanding Transcept common stock and preferred stock, voting together as one class, and a majority of the outstanding Transcept preferred stock, voting together as one class. In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement must be satisfied or waived.

Concurrently with and as a condition to the execution of the merger agreement, certain Transcept stockholders who in the aggregate own approximately 80% of the outstanding shares of Transcept stock on an as-if converted to common stock basis, and certain Novacea stockholders who in the aggregate own approximately 37% of the outstanding shares of Novacea common stock, have entered into voting agreements whereby they agreed to vote in favor of the merger agreement and the merger, subject to the terms of the voting agreements. In addition, pursuant to the conditions of the merger agreement and following the execution of the merger agreement, Transcept stockholders who entered into voting agreements also executed written consents approving the merger and related transactions. Therefore, holders of more than the number of shares of Transcept stock required to approve the merger agreement and the merger have already approved the merger via written consent. Stockholders of Transcept who have not already approved the merger agreement and the merger are being requested to execute written consents providing such approvals.

For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What will Transcept stockholders, warrant holders and option holders receive in the merger?

A:	As a result of the merger, Transcept stockholders, warrant holders and option holders will become entitled to receive shares of Novacea common stock equal to approximately 60% of the outstanding common stock of the combined company. Following the closing of the merger, Transcept warrant holders and option holders will have their Transcept warrants and options converted into warrants and options to purchase Novacea common stock, as applicable, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Novacea common stock and Transcept common stock determined in accordance with the merger agreement.

For a more complete description of what Transcept stockholders, warrant holders and option holders will receive in the merger, please see the sections entitled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of the combined company following the merger?

A:	Following the merger, the board of directors of the combined company will be as follows:

Name	Current Principal Affiliation
Christopher B. Ehrlich	Managing Director, InterWest Partners LLC
Thomas D. Kiley	Attorney and Consultant
Kathleen D. LaPorte	Managing Director, New Leaf Venture Partners
Jake R. Nunn	Partner, New Enterprise Associates
Glenn A. Oclassen	President and Chief Executive Officer, Transcept
G. Kirk Raab	Chairman of the Board of Directors, Transcept
Frederick J. Ruegsegger	Chief Financial Officer, Sterigenics International, Inc.
Camille D. Samuels	Managing Director, Versant Ventures
Daniel K. Turner III	Managing Director, Montreux Equity Partners
John P. Walker	Chairman and Chief Executive Officer, Novacea

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to be composed solely of the members of the Transcept executive management team prior to the merger:

Name	Title
Glenn A. Oclassen	President and Chief Executive Officer
Thomas P. Soloway	Senior Vice President, Operations and Chief Financial Officer
Susan L. Koppy	Vice President, Corporate Development
Terrence O. Moore	Vice President, Marketing & Sales
Nikhilesh N. Singh, Ph.D.	Senior Vice President, Chief Scientific Officer
Marilyn E. Wortzman	Vice President, Finance

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	Each of Transcept and Novacea expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and it is a closing condition to the merger that Novacea and Transcept receive opinions of their respective counsel regarding such qualification. Neither Transcept nor Novacea may waive such closing conditions to the merger after the Transcept stockholders and the Novacea stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Novacea stockholders with appropriate disclosure. Assuming the merger qualifies as a reorganization, then in general:

•

Each Transcept stockholder will not recognize gain or loss upon the exchange of Transcept common stock for Novacea common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Novacea common stock as described below; and

•	Each Transcept stockholder will recognize gain or loss to the extent any cash received in lieu of a fractional share of Novacea common stock exceeds or is less than the basis of such fractional share.

No gain or loss will be recognized by Novacea, Transcept, or the Novacea stockholders as a result of the merger.

If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes, and Transcept and Novacea expect that the tax consequences to the Transcept stockholders, Novacea, Transcept and the Novacea stockholders would be the same as those described above.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92.

Q:	As a Novacea stockholder, how does the Novacea board of directors recommend that I vote?

A:	After careful consideration, the Novacea board of directors recommends that Novacea stockholders vote:

•	“FOR” Proposal No. 1 to approve the issuance of shares of common stock of Novacea in the merger, and the resulting change of control of Novacea;

•

“FOR” Proposal No. 2 to approve the amended and restated certificate of incorporation of Novacea to effect a reverse stock split of the Novacea common stock, at a ratio of              or             , and at such one of these ratios to be determined by the board of directors of Novacea;

•	“FOR” Proposal No. 3 to approve the amended and restated certificate of incorporation of Novacea to change the name of “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.”;

•	“FOR” Proposal No. 4 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Q:	As a Transcept stockholder, how does the Transcept board of directors recommend that I vote?

A:	After careful consideration, the Transcept board of directors recommends that Transcept stockholders execute the written consent indicating their vote in favor of the merger agreement and the merger.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:	You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Novacea and Transcept, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the merger will occur sometime soon after the Novacea special meeting to be held on , but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Novacea and Transcept urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Novacea, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Novacea stockholders.

If you are a stockholder of Transcept, you may execute and return your written consent to Transcept in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a Novacea stockholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against Novacea Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the Novacea special meeting.

Q:	May I vote in person at the special meeting of stockholders of Novacea?

A:

If your shares of Novacea common stock are registered directly in your name with the Novacea transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Novacea. If you are a Novacea stockholder of record, you may attend the special meeting of Novacea stockholders and vote your shares in person. Even if you plan to attend the Novacea special meeting in person, Novacea requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Novacea special meeting if you are unable to attend. If your shares of Novacea common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Novacea stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Novacea special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the special meeting of Novacea stockholders?

A:	The special meeting of Novacea stockholders will be held at , at , local time, on . Subject to space availability, all Novacea stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at , local time.

Q:	If my Novacea shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Novacea common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Novacea Proposal Nos. 1, 2 or 3. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Novacea stockholders of record, other than those Novacea stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Novacea special meeting in one of three ways. First, a stockholder of record of Novacea can send a written notice to the Secretary of Novacea stating that it would like to revoke its proxy. Second, a stockholder of record of Novacea can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Novacea can attend the Novacea special meeting and vote in person. Attendance alone will not revoke a proxy. If a Novacea stockholder of record or a stockholder who owns Novacea shares in “street name” has instructed a broker to vote its shares of Novacea common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:	Novacea and Transcept will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card, provided, however, that Transcept will not be obligated to pay in excess of an aggregate amount of $125,000 for such printing and filing. Novacea has engaged and will pay MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies from the Novacea stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Novacea common stock for the forwarding of solicitation materials to the beneficial owners of Novacea common stock. Novacea will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

x

Q:	Who can help answer my questions?

A:	If you are a Novacea stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Solicitation Agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Tel: (800) 322-2885

If you are a Transcept stockholder, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd.
Suite #110
Point Richmond, California 94804
Tel: (510) 215-3500
Fax: (510) 215-3535
Attn: Chief Financial Officer

SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Novacea special meeting and the Transcept stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the merger agreement attached as Annex A, the opinion of Cowen and Company, LLC attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Novacea, Inc.

400 Oyster Point Boulevard, Suite 200

South San Francisco, California 94080

(650) 228-1800

Novacea, Inc., or Novacea, was founded as a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. The current Novacea product portfolio features two clinical-stage oncology product candidates with worldwide rights, Asentar™ and AQ4N, each of which Novacea attempted to develop as a potential treatment for certain types of cancer. Novacea stopped all clinical trials in November 2007 on its lead product candidate, Asentar™, after a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC, demonstrated an unexplained imbalance of deaths between the treatment and control arms of the trial. In 2008, Novacea also terminated its early stage clinical trials for its second product candidate, AQ4N, in connection with the decision of Novacea to scale back clinical development activities for AQ4N in order to preserve capital resources. After ending all of its clinical trials, Novacea committed to a restructuring plan with the intention of reducing its spending while maintaining the capabilities needed to conduct certain limited activities related to Asentar™ and AQ4N and to maintain its operations and to evaluate potential strategic alternatives. This plan has reduced the Novacea workforce to nine employees as of October 1, 2008, who are primarily involved in financial and administrative roles. Novacea no longer has any employees engaged in development and commercialization activities.

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

(510) 215-3500

Transcept Pharmaceuticals, Inc., or Transcept, is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. Transcept has completed all scheduled clinical trials on behalf of Intermezzo® and submitted a New Drug Application to the U.S. Food and Drug Administration on September 30, 2008. Transcept holds world-wide commercial rights to Intermezzo® and plans to commercialize the product, if approved, in the United States with a specialty sales force initially focusing on psychiatrists and other physicians who are the highest prescribers of insomnia products. Transcept plans to market to other physician audiences through a primary care marketing alliance in the United States and with one or more marketing and development alliances in major international markets.

Pivot Acquisition, Inc.

Pivot Acquisition, Inc., or merger sub, is a wholly-owned subsidiary of Novacea, and was formed solely for the purposes of carrying out the merger.

The Merger (see page 53)

If the merger is completed, the merger sub will merge with and into Transcept, with Transcept continuing as a wholly owned subsidiary of Novacea. The merger agreement provides that, under certain circumstances relating to Novacea and Transcept each receiving opinions of their respective counsel regarding the tax treatment of the merger, it is possible that immediately following the merger Transcept would merge into a limited liability company wholly owned by Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. This transaction is referred to as the second merger. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

Immediately after the merger, subject to adjustments to reflect certain events that could occur prior to closing of the merger, Transcept stockholders, optionholders and warrantholders will own approximately 60% of the fully-diluted common stock of the combined company, with Novacea stockholders and optionholders holding approximately 40% of the fully-diluted common stock of the combined company. Novacea will assume outstanding and unexercised warrants to purchase Transcept common stock or preferred stock and options to purchase Transcept common stock, and they will be converted into warrants and options, as applicable, to purchase Novacea common stock. These percentages assume that the exchange ratio is not adjusted, as described in “The Merger Agreement—Merger Consideration and Adjustment” below.

For a more complete description of the merger exchange ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the third business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Novacea and Transcept agree. Novacea and Transcept anticipate that the consummation of the merger will occur after the Novacea special meeting. However, because the merger is subject to a number of conditions, neither Novacea nor Transcept can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, assuming that Novacea receives the required stockholder approval of Novacea Proposal No. 3, Novacea will be renamed “Transcept Pharmaceuticals, Inc.”

Reasons for the Merger (see page 65)

The combined company that results from the merger will be a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. Transcept and Novacea believe that the combined company will have the following potential advantages:

•

Late-Stage Product Candidate. Transcept has completed two Phase 3 clinical trials for its lead product candidate, Intermezzo®. On September 30, 2008, Transcept submitted a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA.

•

Known Active Agent and Reduced Regulatory Risk. The active pharmaceutical ingredient in Intermezzo® is zolpidem, which was approved in the United States in 1992 under the brand name Ambien®, and more recently under the brand name Ambien CR®. According to IMS Health, an independent market research firm, zolpidem is the most commonly prescribed agent for the treatment of insomnia in the United States, with over one billion zolpidem tablets prescribed in 2007. The Intermezzo® NDA will rely in part upon the well-established record of safety and efficacy of zolpidem.

•

Markets. According to IMS Health, the U.S. market for prescription sleep aids grew from $2.2 billion in 2003 to $4.3 billion in 2007. Based on a recently published study of nearly 9,000 individuals, the Stanford Sleep Epidemiology Research Center has estimated that patients who experience middle of the night awakenings represent the largest segment of the insomnia market, with as many as 35% of adults in the United States experiencing middle of the night awakenings at least three times each week. If approved, Transcept believes that Intermezzo® will be the first sleep aid approved for use in the middle of the night when patients awaken and have difficulty returning to sleep.

•	Management Team. It is expected that the combined company will be led by the experienced management from Transcept and a board of directors with representation from each of Novacea and Transcept.

Each of the board of directors of Novacea and Transcept also considered other reasons for the merger, as described herein. For example, the board of directors of Novacea considered, among other things:

•	the strategic alternatives of Novacea to the merger, including the discussions that Novacea management and the Novacea board of directors previously conducted with other potential merger partners;

•

the failure of the Novacea lead product candidate, Asentar™, in its ASCENT-2 Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, and the resultant loss of present and future stockholder value;

•	the risks of continuing to operate Novacea on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the risk associated with, and uncertain value to stockholders of, liquidating Novacea; and

•	the opportunity as a result of the merger for the Novacea stockholders to participate in the value of the Transcept product candidate portfolio.

In addition, the board of directors of Transcept approved the merger based on a number of factors, including the following:

•

the cash resources of the combined company expected to be available at the closing of the merger are anticipated to be sufficient to enable Transcept to commercialize Intermezzo®, and that, without the cash of Novacea, Transcept would need to raise substantial additional funds, if and to the extent available, through private or public equity offerings, strategic alliances with pharmaceutical companies, debt financing or other arrangements;

•

the expectation that the merger with Novacea would be a more time- and cost-effective means to access sufficient capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Transcept and the state of the markets for initial public offerings; and

•

the view that the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company than continuing as a privately held company.

Risk Factors (see page 19)

Both Novacea and Transcept are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•

The exchange ratio is not adjustable based on the market price of Novacea common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed;

•

Failure to complete the merger may result in Novacea or Transcept paying a termination fee or expenses to the other and could harm the common stock price of Novacea and future business and operations of each company;

•

The merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Novacea and Transcept operate that apply to all companies generally and other causes;

•	Some Novacea and Transcept officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests;

•	The market price of the combined company common stock may decline as a result of the merger;

•	Novacea and Transcept stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•

During the pendency of the merger, Novacea and Transcept may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the merger agreement, which could adversely affect their respective businesses;

•

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement;

•

Because the lack of a public market for Transcept shares makes it difficult to evaluate the fairness of the merger, the stockholders of Transcept may receive consideration in the merger that is less than the fair market value of the Transcept shares and/or Novacea may pay more than the fair market value of the Transcept shares; and

•	If the conditions to the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Novacea and Transcept both encourage you to read and consider all of these risks carefully.

Opinion of the Novacea Financial Advisor (see page 69)

Cowen and Company, LLC, or Cowen, the financial advisor of Novacea, delivered to the board of directors of Novacea a written opinion dated August 25, 2008, addressed to the board of directors of Novacea, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the consideration to be paid by Novacea in the proposed merger was fair, from a financial point of view, to Novacea. The full text of this written opinion to the Novacea board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference in its entirety into this proxy statement. Holders of Novacea common stock are encouraged to read the opinion carefully in its entirety. Novacea has agreed to pay a fee of approximately $1.3 million to Cowen in connection with Cowen’s services, $500,000 of which fee is contingent upon the consummation of the merger. The Cowen opinion was provided to the board of directors of Novacea in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how any stockholders of Novacea should vote or act in connection with the merger or otherwise.

Overview of the Merger Agreement

Merger Consideration and Adjustment (see page 101)

Immediately prior to the effective time of the merger, each share of Transcept preferred stock outstanding at such time will be converted into shares of Transcept common stock on a one-for-one basis. At the effective time of the merger:

•

each share of Transcept common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.67 shares of Novacea common stock, subject to adjustment of the exchange ratio as described below;

•

each option to purchase shares of Transcept common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Novacea and will become an option to purchase that number of shares of Novacea common stock equal to the product of the number of shares of Transcept common stock subject to the option multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock, and subject to adjustment of the exchange ratio as described below; and

•

each warrant to purchase shares of Transcept preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Novacea and will become a warrant to purchase that number of shares of Novacea common stock equal to the product of the number of shares of Transcept common stock, or the number of shares of Transcept common stock issuable upon conversion of Transcept preferred stock, issuable upon exercise of the Transcept warrant multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock, and subject to adjustment of the exchange ratio as described below.

Immediately after the merger, based on the exchange ratio, which is subject to adjustments to reflect certain events that could occur prior to closing of the merger as described below, Transcept stockholders, warrantholders and optionholders will own approximately 60% of the fully-diluted common stock of the combined company with Novacea stockholders and optionholders holding approximately 40% of the fully-diluted common stock of the combined company. These percentages assume that the exchange ratio is not adjusted, as discussed in “The Merger Agreement—Merger Consideration and Adjustment” below.

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Novacea common stock that Transcept stockholders will be entitled to receive for changes in the market price of Novacea common stock. Accordingly, the market value of the shares of Novacea common stock issued pursuant to the merger will depend on the market value of the shares of Novacea common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

The exchange ratio is subject to adjustment to account for the effect of the reverse stock split, the number of fully-diluted shares of Novacea and Transcept stock that are outstanding immediately prior to the effective time of the merger and the amount of net cash, less certain liabilities, that Novacea has available on a date that is 10 calendar days prior to the anticipated date for closing. If the net cash, less certain liabilities, of Novacea on a date that is 10 calendar days prior to the anticipated date for closing is less than $83.5 million, the exchange ratio will be adjusted so that the common stock, options and warrants of Transcept shall convert into shares of common stock of Novacea at a rate that collectively represents more than 60% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of Novacea. Should the net cash, less certain liabilities, of Novacea on a date that is 10 calendar days prior to the anticipated date for closing be more than $84.5 million, the exchange ratio will be adjusted so that the common stock, options and warrants of Transcept shall convert into shares of common stock of Novacea at a rate that collectively represent less than 60% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of Novacea. The following table illustrates the effect of the net cash, less certain liabilities, of Novacea on the exchange ratio and the relative ownership of Novacea and Transcept stockholders after the merger, assuming that the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding immediately prior to the effective time of the merger is equal to the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008:

Net Cash (less certain liabilities):	$85,000,000	$84,000,000	$83,000,000	$70,000,000
Exchange Ratio	.66	.67	.68	.81
% of Combined Company held by Transcept Shareholders	59.72%	60.00%	60.29%	64.29%
% of Combined Company held by Novacea Shareholders	40.28%	40.00%	39.71%	35.71%

For a more complete description of the exchange ratio adjustment, please see the section entitled “The Merger Agreement—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement.

Conditions to Completion of the Merger (see page 105)

To consummate the merger, Novacea stockholders must approve the issuance of shares of Novacea common stock in the merger and the resulting change of control of Novacea, which requires the affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting, and the amended and restated certificate of incorporation of Novacea effecting the reverse stock split and change of the Novacea name to “Transcept Pharmaceuticals, Inc.”, which requires the affirmative vote of holders of a majority of the outstanding shares of Novacea common stock; and Transcept stockholders must approve the merger agreement and the merger, which requires the affirmative votes of the holders of a majority of the shares of outstanding Transcept common stock, a majority of the shares of outstanding Transcept common stock and preferred stock, voting together as one class, and a majority of the shares of outstanding Transcept preferred stock, voting together as one class. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement must be satisfied or waived.

No Solicitation (see page 108)

Each of Transcept and Novacea agreed that, except as described below, Transcept and Novacea and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its subsidiaries to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal,” as defined in the merger agreement, or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	furnish to any person any information with respect to it in connection with or in response to an acquisition proposal, indication of interest or request for information;

•	engage in discussions or negotiations with respect to any acquisition proposal, indication of interest or request for information;

•	approve, endorse or recommend an acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition proposal.

Termination of the Merger Agreement (see page 112)

Either Transcept or Novacea can terminate the merger agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 114)

If the merger agreement is terminated under certain circumstances, Novacea or Transcept will be required to pay the other party a termination fee of $4.2 million and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $2.0 million.

Voting Agreements (see page 117)

In connection with the execution of the merger agreement, a number of Transcept stockholders entered into voting agreements with Novacea pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Transcept capital stock and other Transcept securities in favor of the adoption of the merger agreement and any action in furtherance thereof, against any matter that would result in a breach of the merger agreement by Transcept and against any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

As of August 29, 2008, the stockholders of Transcept that entered into voting agreements owned an aggregate of 1,495,086 shares of Transcept common stock and 44,657,538 shares of Transcept preferred stock, representing approximately 80% of the outstanding shares of Transcept stock on an as if converted to common stock basis. All of these stockholders are executive officers or directors of Transcept or entities affiliated with such persons, or 5% stockholders of Transcept. Following the announcement of the merger, stockholders of Transcept holding the requisite number of shares to approve the merger agreement and the merger executed written consents providing for such approval.

In connection with the execution of the merger agreement, several Novacea stockholders entered into voting agreements with Transcept pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Novacea common stock and other Novacea securities in favor of the merger agreement and the transactions contemplated thereby, and any action in furtherance of the foregoing, and against any matter that would result in a breach of the merger agreement by Novacea and any other action, which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

As of August 29, 2008, the stockholders of Novacea that entered into voting agreements owned an aggregate of 9,733,063 shares of Novacea common stock, representing approximately 37% of the outstanding Transcept common stock. All of these stockholders are executive officers or directors of Novacea or entities affiliated with such persons, or stockholders of Novacea holding at least 5% of the outstanding stock of Novacea.

Lock-up Agreements (see page 118)

As a condition to the closing of the merger, certain of the Novacea securityholders and Transcept securityholders and their affiliates, each as listed below, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in hedging or similar transactions with respect to, shares of Novacea common stock, including, as applicable, shares received in the merger and issuable upon exercise of the merger warrants and merger options, from the closing date of the merger until, for fifty percent of the shares subject to the lock-up restrictions, three months from the closing date, and, for the remainder of the shares subject to such restrictions, six months from the closing date.

The following Novacea securityholders have executed lock-up agreements: Daniel M. Bradbury, Judith A. Hemberger, Ph.D, Michael Raab, Frederick J. Ruegsegger, Camille D. Samuels, John P. Walker, Eckard Weber, M.D., James I. Healy, M.D., Ph.D., Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP, Sofinnova Venture Principals V, LP, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2002, Limited Partnership, Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Edward Schnipper, Edward Albini and Amar Singh. As of August 29, 2008, these securityholders beneficially owned in the aggregate approximately 37% of the outstanding Novacea common stock.

The following Transcept securityholders have executed lock-up agreements: The Kiley Revocable Family Trust, Thomas D. Kiley, G. Kirk Raab, Glenn A. Oclassen, The Nikhilesh & Nikki Singh Revocable Trust, Nikhilesh N. Singh, Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, LP, Montreux IV Associates, LLC, Daniel K. Turner III, Hamilton Bioventures, L.P., Hamilton Apex Technology Ventures, L.P., Elliot Parks, Thomas P. Soloway Revocable Family Trust, Thomas P. Soloway, New Leaf Ventures I, L.P., James Niedel, Interwest Partners IX, L.P., Christopher B. Ehrlich, New Enterprise Associates 12, Limited Partnership and NEA Ventures 2007, Limited Partnership. As of August  29, 2008, these securityholders beneficially owned in the aggregate approximately 80% of the outstanding Transcept common stock.

Management Following the Merger (see page 182)

Effective as of the closing of the merger, the combined company’s officers are expected to include:

Name	Title
Glenn A. Oclassen	President and Chief Executive Officer
G. Kirk Raab	Chairman of the Board of Directors
Thomas P. Soloway	Senior Vice President, Operations and Chief Financial Officer
Susan L. Koppy	Vice President, Corporate Development
Terrence O. Moore	Vice President, Marketing & Sales
Nikhilesh N. Singh, Ph.D.	Senior Vice President, Chief Scientific Officer
Marilyn E. Wortzman	Vice President, Finance

Interests of Certain Directors, Officers and Affiliates of Novacea and Transcept (see pages 78 and 86)

In considering the recommendation of the Novacea board of directors with respect to issuing shares of Novacea common stock pursuant to the merger agreement and the other matters to be acted upon by Novacea stockholders at the Novacea special meeting, Novacea stockholders should be aware that certain members of the board of directors and executive officers of Novacea have interests in the merger that may be different from, or in addition to, interests they have as Novacea stockholders. For example, Novacea has entered into certain employment, severance benefits and retention bonus agreements with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.1 million (collectively, not individually, and excluding the value of any accelerated vesting of stock awards) and the acceleration of stock awards held by those officers, including options to purchase shares of Novacea common stock, based on data available as of September 30, 2008 and assuming a covered termination of employment of each executive officer’s employment as of such date. In addition, based on data available as of September 30, 2008, the closing of the merger will result in the acceleration of vesting of a portion of the stock awards, including options to purchase approximately 767,116 shares of Novacea common stock and vesting of 193,334 restricted stock units of Novacea, held by the Novacea executive officers and directors, whether or not there is a covered termination of such officer’s employment. In addition, certain current Novacea directors and a Novacea designee will serve on the board of directors of the combined company following the consummation of the merger.

As of August 29, 2008, all directors and executive officers of Novacea, together with their affiliates, beneficially owned approximately 37% of the shares of Novacea common stock. The affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting is required for approval of Novacea Prosposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Novacea common stock having voting power outstanding on the record date for the Novacea special meeting is required for approval of Novacea Proposal Nos. 2 and 3. Certain Novacea officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Voting Agreements and Written Consent” in this proxy statement/prospectus/information statement.

In considering the recommendation of the Transcept board of directors with respect to approving the merger by written consent, Transcept stockholders should be aware that certain members of the board of directors and executive officers of Transcept have interests in the merger that may be different from, or in addition to, interests they have as Transcept stockholders. For example, it is expected that almost all current Transcept directors will serve on the board of directors of the combined company following the consummation of the merger and that the Transcept officers will serve in their current capacities with the combined company following the consummation of the merger.

As of September 30, 2008, all directors and executive officers of Transcept, together with their affiliates, beneficially owned (including through ownership of options and warrants) approximately 73.0% of the shares of Transcept capital stock. Certain Transcept officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger and have executed and delivered written consents approving the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Voting Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Stock Options and Warrants (see page 88)

At the effective time of the merger, each option to purchase Transcept common stock that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be converted into an option to purchase Novacea common stock. Novacea will assume the Transcept amended and restated 2002 Stock Option Plan and all Transcept options in accordance with the terms of such Transcept plan and the option agreements evidencing the terms of each Transcept option grant. All rights with respect to Transcept common stock under Transcept options will be assumed by Novacea and converted into rights with respect to Novacea common stock. Accordingly, from and after the effective time of the merger, each Transcept stock option assumed by Novacea may be exercised for such number of shares of Novacea common stock as is determined by multiplying the number of shares of Transcept common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Novacea common stock. The per share exercise price of the converted option is determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Transcept option assumed by Novacea will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Transcept options will generally remain unchanged; provided, that any Transcept options assumed by Novacea may be subject to adjustment to reflect changes in Novacea capitalization after the effective time of the merger and that the Novacea board of directors will succeed to the authority of the Transcept board with respect to each assumed Transcept option.

Transcept has issued warrants to purchase shares of its Series C preferred stock and common stock. Each outstanding warrant to purchase shares of Transcept Series C preferred stock and common stock not terminated or exercised at or prior to the effective time of the merger will be assumed by Novacea at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Novacea common stock. The number of shares of Novacea common stock subject to each assumed warrant will be determined by multiplying the number of shares of Transcept common stock, or the number of shares of Transcept common stock issuable upon conversion of the shares of Transcept preferred stock issuable upon exercise of such warrant, as applicable, that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Novacea common stock. The per share exercise price for the assumed warrants will be determined by dividing the per share exercise price of the Transcept preferred stock or common stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

Material U.S. Federal Income Tax Consequences of the Merger (see page 92)

Each of Transcept and Novacea expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and it is a closing condition to the merger that Novacea and Transcept receive opinions of their respective counsel regarding such qualification. Neither Transcept nor Novacea may waive such closing conditions to the merger after the Transcept stockholders and the Novacea stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Novacea stockholders with appropriate disclosure. Assuming the merger qualifies as a reorganization, then in general:

•

Each Transcept stockholder will not recognize gain or loss upon the exchange of Transcept common stock for Novacea common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Novacea common stock as described below; and

•	Each Transcept stockholder will recognize gain or loss to the extent any cash received in lieu of a fractional share of Novacea common stock exceeds or is less than the basis of such fractional share.

No gain or loss will be recognized by Novacea, Transcept, or the Novacea stockholders as a result of the merger.

If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes, and Transcept and Novacea expect that the tax consequences to the Transcept stockholders, Novacea, Transcept and the Novacea stockholders would be the same as those described above.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92.

Regulatory Approvals (see page 91)

In the United States, Novacea must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ Global Market in connection with the issuance of shares of Novacea common stock and the filing of this proxy statement/prospectus/information statement with the U.S. Securities and Exchange Commission, or SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus/information statement is a part has not become effective.

NASDAQ Stock Market Listing (see page 95)

Prior to consummation of the merger, Novacea intends to file an initial listing application with the NASDAQ Global Market pursuant to NASDAQ Stock Market LLC “reverse merger” rules. If such application is accepted, Novacea anticipates that the combined company’s common stock will be listed on the NASDAQ Global Market following the closing of the merger under the trading symbol “TSPT”.

Anticipated Accounting Treatment (see page 95)

The merger will be treated by Novacea as a reverse merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Transcept is considered to be acquiring Novacea in the merger.

Appraisal Rights and Dissenters’ Rights (see page 95)

Holders of Novacea common stock are not entitled to appraisal rights in connection with the merger. Transcept stockholders are entitled to appraisal rights in connection with the merger under Delaware law, and may be entitled to appraisal rights in connection with the merger under California law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, referred to as the DGCL, attached hereto as Annex C, Chapter 13 of the California Corporations Code, referred to as the CGCL, attached hereto as Annex D, and the section entitled “The Merger—Appraisal Rights” in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 219)

Both Novacea and Transcept are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Transcept stockholders will become stockholders of Novacea, and their rights will be governed by the DGCL, the bylaws of Novacea and, assuming Novacea Proposal Nos. 2 and/or 3 are approved by Novacea stockholders at the Novacea special meeting, the amended and restated certificate of incorporation of Novacea attached to this proxy statement/prospectus/information statement as Annex E. The rights of Novacea stockholders contained in the amended and restated certificate of incorporation and bylaws of Novacea differ from the rights of Transcept stockholders under the amended and restated certificate of incorporation and bylaws of Transcept, as more fully described under the section entitled “Comparison of Rights of Holders of Novacea Stock and Transcept Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Novacea and Transcept, summary unaudited pro forma condensed combined financial data for Novacea and Transcept, and comparative historical and unaudited pro forma per share data for Novacea and Transcept.

Selected Historical Financial Data of Novacea

The selected financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are derived from the Novacea financial statements prepared using accounting principles generally accepted in the United States, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included in this proxy statement/prospectus/information statement. The selected financial data as of December 31, 2005, 2004, and 2003 and for the years ended December 31, 2004 and 2003 are derived from the Novacea financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are not included in this proxy statement/prospectus/information statement. The statement of operations data for the nine months ended September 30, 2008 and 2007, as well as the balance sheet data as of September 30, 2008 are derived from the Novacea unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Novacea Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Novacea condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Nine Months Ended September 30,
	2007	2006	2005	2004	2003	2008	2007
	(In thousands, except per share data)					(unaudited)
Statement of Operations Data:
Collaboration revenue	$16,683	$371	$56	$1,120	$1,330	$60,621	$8,702
Operating expenses:
Research and development	36,055	21,809	17,808	14,687	10,930	11,563	28,548
General and administrative	17,279	11,306	7,112	5,212	3,691	12,263	12,893

Total operating expenses	53,334	33,115	24,920	19,899	14,621	23,826	41,441

Income (loss) from operations	(36,651)	(32,744)	(24,864)	(18,779)	(13,291)	36,795	(32,739)
Interest and other income, net	4,120	3,116	1,059	827	516	2,275	2,836

Net income (loss)	$(32,531)	$(29,628)	$(23,805)	$(17,952)	$(12,775)	$39,070	$(29,903)

Net income (loss) per share:
Basic	$(1.35)	$(1.98)	$(17.03)	$(16.56)	$(14.15)	$1.52	$(1.26)

Diluted	$(1.35)	$(1.98)	$(17.03)	$(16.56)	$(14.15)	$1.51	$(1.26)

Shares used in computing net income (loss) per share:
Basic	24,158	14,991	1,398	1,084	903	25,785	23,787

Diluted	24,158	14,991	1,398	1,084	903	25,918	23,787

	As of December 31,					As of September 30,
	2007	2006	2005	2004	2003	2008
	(In thousands)					(unaudited)
Selected Balance Sheet Data:
Cash, cash equivalents and marketable securities	$94,607	$64,579	$50,522	$46,641	$63,883	$89,539
Total assets	109,820	66,064	52,264	48,030	65,231	91,713
Accumulated deficit	(123,908)	(91,377)	(61,749)	(37,944)	(19,992)	(84,838)
Total stockholders’ equity (net capital deficiency)	45,748	59,824	(60,442)	(37,613)	(19,673)	87,114

Selected Historical Financial Data of Transcept

The selected financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are derived from the Transcept financial statements prepared using U.S. generally accepted accounting principles, which have been audited by Ernst & Young LLP, independent auditors, and are included in this proxy statement/prospectus/information statement. The selected financial data as of December 31, 2005, 2004, and 2003 and for the years ended December 31, 2004 and 2003 are derived from the Transcept financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are not included in this proxy statement/prospectus/information statement. The statement of operations data for the nine months ended September 30, 2008 and 2007, as well as the balance sheet data as of September 30, 2008 are derived from the Transcept unaudited financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Transcept Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Transcept financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Nine Months Ended September 30,
	2007	2006	2005	2004	2003	2008	2007
	(In thousands, except per share amounts)					(unaudited)
Statement of Operations Data:
Operating expenses:
Research and development	$15,885	$10,161	$3,269	$2,378	$827	$8,845	$12,336
General and administrative	5,300	3,923	1,703	1,180	713	5,365	3,847

Total operating expenses	(21,185)	(14,084)	(4,972)	(3,558)	(1,540)	(14,210)	(16,183)
Interest and other income, net	800	458	98	27	21	370	565
Interest expense related to bridge loan warrants	—	—	(535)	—	—	—	—

Net loss	(20,385)	(13,626)	(5,409)	(3,531)	(1,519)	(13,840)	(15,618)
Deemed dividend—Series C convertible preferred stockholders	—	—	(458)	—	—	—	—

Loss attributable to common stockholders	$(20,385)	$(13,626)	$(5,867)	$(3,531)	$(1,519)	$(13,840)	$(15,618)

Basic and diluted net loss per share attributable to common stockholders	$(9.74)	$(8.61)	$(4.69)	$(3.83)	$(3.69)	$(5.08)	$(7.95)

Shares used in computing basic and diluted net loss per share attributable to common stockholders	2,094	1,583	1,251	923	412	2,725	1,964

	As of December 31,					As of September 30,
	2007	2006	2005	2004	2003	2008
	(In thousands)					(unaudited)
Selected Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$35,434	$16,520	$20,910	$2,895	$6,157	$18,418
Total assets	37,769	18,234	21,515	3,016	6,336	22,209
Accumulated deficit	(45,152)	(24,768)	(11,141)	(5,732)	(2,201)	(58,992)
Total stockholders' equity (net capital deficiency)	(44,316)	(24,589)	(11,062)	(5,670)	(2,163)	(57,666)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Novacea and Transcept

(In thousands, except per share amounts)

The following information does not give effect to the reverse stock split of Novacea common stock described in Novacea Proposal No. 2.

The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. For accounting purposes, Transcept is considered to be acquiring Novacea in the merger. Transcept and Novacea unaudited pro forma condensed combined balance sheet data assume that the merger took place on September 30, 2008 and combines the Transcept historical balance sheet at September 30, 2008 with the Novacea historical condensed balance sheet at September 30, 2008. The Transcept and Novacea unaudited pro forma condensed combined statement of operations data assume that the merger took place as of January 1, 2007, and combines the historical results of Novacea and Transcept for the nine months ended September 30, 2008 and the year ended December 31, 2007. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2007 combines the Transcept historical statement of operations for the year then ended with the Novacea historical statement of operations for the year then ended. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2008 combines the Transcept historical statement of operations for the nine months then ended with the Novacea historical condensed statement of operations for the nine months ended September 30, 2008.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2008 and for the year ended December 31, 2007 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each share of Transcept common stock will convert into the right to receive 0.67 shares of Novacea common stock, subject to adjustment to account for the effect of a reverse stock split of Novacea common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

	For the Year Ended December 31, 2007	For the Nine Months Ended September 30, 2008
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenue	$16,683	$60,621
Research and development expenses	51,758	19,666
General and administrative expenses	22,508	17,167
Income (loss) from operations	(57,583)	23,788
Net income (loss)	(52,663)	26,433
Basic net income (loss) per share	$(0.86)	$0.42
Diluted net income (loss) per share	$(0.86)	$0.38

As of September 30, 2008
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$107,957
Working capital	92,934
Total assets	118,560
Accumulated deficit	(58,992)
Total stockholders’ equity	101,150

Comparative Historical and Unaudited Pro Forma Per Share Data

The following information does not give effect to the reverse stock split of Novacea common stock described in Novacea Proposal No. 2.

The information below reflects the historical net income (loss) and book value per share of Novacea common stock and the historical net loss and book value per share of Transcept common stock in comparison with the unaudited pro forma net income (loss) and book value per share after giving effect to the proposed merger of Novacea with Transcept on a purchase basis.

You should read the tables below in conjunction with the audited and unaudited financial statements of Novacea included in this proxy statement/prospectus/information statement and audited and unaudited financial statements of Transcept included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

NOVACEA

	Year Ended December 31, 2007	Nine Months Ended September 30, 2008
Historical Per Common Share Data:
Basic net income (loss) per share	$(1.35)	$1.52
Diluted net income (loss) per share	(1.35)	1.51
Book value per share	1.89	3.38

TRANSCEPT

	Year Ended December 31, 2007	Nine Months Ended September 30, 2008
Historical Per Common Share Data:
Basic net loss per share	$(9.74)	$(5.08)
Diluted net loss per share	(9.74)	(5.08)
Book value per share	N/A	N/A

NOVACEA AND TRANSCEPT

	Year Ended December 31, 2007	Nine Months Ended September 30, 2008
Historical Per Common Share Data:
Basic net income (loss) per share	$(0.86)	$0.42
Diluted net income (loss) per share	(0.86)	0.38
Book value per share	N/A	1.59

MARKET PRICE AND DIVIDEND INFORMATION

Novacea common stock is listed on the NASDAQ Global Market under the symbol “NOVC”. The following table presents, for the periods indicated, the range of high and low per share sales prices for Novacea common stock as reported on the NASDAQ Global Market for each of the periods set forth below. Transcept is a private company and its common stock and preferred stock are not publicly traded.

Novacea Common Stock

	High	Low
Year Ended December 31, 2006
Second Quarter (beginning May 10, 2006)	$9.94	$6.01
Third Quarter	$12.25	$5.45
Fourth Quarter	$7.77	$5.62
Year Ended December 31, 2007
First Quarter	$7.78	$5.60
Second Quarter	$17.25	$6.57
Third Quarter	$11.09	$7.30
Fourth Quarter	$8.96	$2.21
Year Ended December 31, 2008
First Quarter	$3.28	$2.20
Second Quarter	$3.40	$2.21
Third Quarter	$2.70	$1.44
Fourth Quarter (through record date)	$—	$—

The closing price of Novacea common stock on November 12, 2008, as reported on the NASDAQ Global Market, was $1.48 per share.

Because the market price of Novacea common stock is subject to fluctuation, the market value of the shares of Novacea common stock that Transcept stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Novacea Proposal No. 3 and successful application for initial listing with the NASDAQ Global Market, following the consummation of the merger, Novacea common stock will be listed on the NASDAQ Global Market and will trade under the combined company’s new name, “Transcept Pharmaceuticals, Inc.” and new trading symbol, “TSPT”.

As of             , the record date for the Novacea special meeting, Novacea had approximately          holders of record of its common stock. As of September 30, 2008, Transcept had approximately 38 holders of record of its common stock and approximately 57 holders of record of its preferred stock. For detailed information regarding the beneficial ownership of certain stockholders of the combined company upon consummation of the merger, see the section entitled “Principal Stockholders of Combined Company” in this proxy statement/prospectus/information statement.

Dividends

Novacea has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Novacea board of directors and will depend upon its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as the Novacea board of directors deems relevant.

Transcept has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future. In addition, the Transcept credit facility agreement restricts the ability of Transcept to pay dividends on its capital stock.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of common stock.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Novacea common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

The merger agreement has set the exchange ratio for the Trancept Pharmaceuticals, Inc., or Transcept, common stock, and the exchange ratio is only adjustable upward or downward based upon the cash balance of Novacea, Inc., or Novacea, as determined prior to the closing as described in “The Merger—Merger Consideration and Adjustment.” Any changes in the market price of Novacea common stock will not affect the number of shares Transcept securityholders will be entitled to receive pursuant to the merger. Therefore, if the market price of Novacea common stock declines from the market price on the date of the merger agreement prior to the closing of the merger, Transcept securityholders could receive merger consideration with substantially lower value. Similarly, if the market price of Novacea common stock increases from the market price on the date of the merger agreement prior to the closing of the merger, Transcept securityholders could receive merger consideration with considerably more value than their shares of Transcept capital stock and Novacea stockholders immediately prior to the merger will not be compensated for the increased market value of Novacea common stock. The merger agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Novacea common stock, for each one percentage point that the market value of Novacea common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Transcept securityholders. For example, on August 29, 2008, the date of the execution of the merger agreement, the closing price of Novacea common stock, as reported on the NASDAQ Global Market, was $2.35 per share. Assuming that a total of 43.7 million shares of Novacea common stock are issuable to Transcept stockholders and option and warrant holders in connection with the merger at an assumed price per share equal to the execution date closing price of Novacea common stock, the aggregate merger consideration for Transcept security holders would be valued at approximately $102.8 million. If, however, the closing price of Novacea common stock on the date of closing of the merger declines from the closing price on the date of the merger agreement to, for example, $1.88 per share, a decline of 20%, the aggregate merger consideration to be issued to Transcept stockholders in the merger would decrease from approximately $102.8 million to approximately $82.2 million, a decline of $20.6 million, or 20%.

Failure to complete the merger may result in Novacea and Transcept paying a termination fee or expenses to the other and could harm the common stock price of Novacea and future business and operations of each company.

If the merger is not completed, Novacea and Transcept are subject to the following risks:

•	if the merger agreement is terminated under certain circumstances, Novacea or Transcept will be required to pay certain transaction expenses of the other party, up to a maximum of $2.0 million;

•

if the merger agreement is terminated under certain circumstances, Novacea or Transcept will be required to pay the other party a termination fee of $4.2 million, plus certain transaction expenses of the other party;

•	the price of Novacea stock may decline and remain volatile; and

•

costs related to the merger, such as legal and accounting fees which Novacea and Transcept estimate will total approximately $3.0 million and $3.8 million, respectively, some which must be paid even if the merger is not completed.

In addition, if the merger agreement is terminated and board of directors of Novacea or Transcept determines to seek another business combination, there can be no assurance that either Novacea or Transcept will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Novacea or Transcept can refuse to complete the merger if there is a material adverse change affecting the other party between August 29, 2008, the date of the merger agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Novacea or Transcept, including:

•	changes due to the announcement or pendency of the merger;

•	changes in the stock price of Novacea or trading volume, excluding any underlying effect that may have caused such change;

•	changes due to acts or threats of war, armed hostilities or terrorism anywhere in the world, or governmental or other responses to the same;

•	changes resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	changes attributable to the U.S. economy as a whole or the industries in which the parties operate;

•	with respect to Novacea, any threatened or actual litigation or the failure to settle the same;

•	with respect to Novacea, any termination, sublease or assignment of its facility lease or the failure to do the same;

•	with respect to Transcept, any rejection by a governmental entity of a registration or filing by Transcept relating to Transcept intellectual property rights;

•

with respect to Transcept, any changes by the U.S. Food and Drug Administration, or FDA, to the labeling or other requirements generally applicable to drugs for the treatment of sleep conditions (other than changes specific to zolpidem), other than certain specified exceptions;

•	with respect to Transcept, any publication, in and of itself, by the media of negative information regarding drugs for the treatment of sleep conditions;

•

with respect to Transcept, any resignation, termination or death of any individual officer or director of Transcept, except in the event of the resignation, termination or death of more than 50 percent of the officers of Transcept prior to the closing of the merger;

•	with respect to Transcept, any announcement or publication regarding the interest of a person or entity in competing with Transcept business as currently conducted or as proposed to be conducted; or

•	with respect to Transcept, any change in the cash position of Transcept which results from operations in the ordinary course of its business.

If adverse changes occur and Novacea and Transcept must still complete the merger, the combined company stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Novacea, Transcept or both.

Some Novacea and Transcept officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Novacea and Transcept participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company. For example, Novacea has entered into a change of control agreement with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.1 million (collectively, not individually, and excluding the value of any accelerated vesting of stock options or lapsing of any post-termination stock option exercise restrictions) and the acceleration of certain stock options held by those officers to purchase 160,886 shares of Novacea common stock and vesting of 193,334 restricted stock units of Novacea, based on data available as of September 30, 2008 and assuming a qualifying termination of employment of each executive officer’s employment as of such date. In addition, based on data available as of September 30, 2008, the closing of the merger will result in the acceleration of vesting of the stock options to purchase approximately 767,116 shares of Novacea common stock and vesting of 193,334 restricted stock units of Novacea held by 11 executive officers and directors, whether or not there is a qualifying termination of such officer’s employment. These interests, among others, may influence the officers and directors of Novacea and Transcept to support or approve the merger. For a more information concerning the interests of Novacea and Transcept executive officers and directors, see the sections entitled “The Merger—Interests of Novacea Directors and Executive Officers in the Merger” and “The Merger—Interests of Transcept Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of the combined company common stock may decline as a result of the merger.

The market price of the combined company common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects on the combined company business and prospects from the merger;

•	the effect of the merger on the combined company business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Novacea and Transcept stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Novacea and Transcept stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Novacea and Transcept may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective businesses.

Covenants in the merger agreement impede the ability of Novacea and Transcept to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth below, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the merger agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of Novacea and Transcept from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in its reasonable, good faith judgment that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal could reasonably be considered a breach of the board’s fiduciary duties. In addition, if Novacea or Transcept terminate the merger agreement under certain circumstances, including terminating because of a decision of a board of directors to recommend a superior proposal, Novacea or Transcept would be required to pay a termination fee of $4.2 million, plus certain transaction expenses, to the other party. This termination fee may discourage third parties from submitting alternative takeover proposals to Novacea or Transcept or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for Transcept shares makes it difficult to evaluate the fairness of the merger, the stockholders of Transcept may receive consideration in the merger that is less than the fair market value of the Transcept shares.

The outstanding capital stock of Transcept is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Transcept. Because the percentage of Novacea equity to be issued to Trancept stockholders was determined based on negotiations between the parties, it is possible that the value of the Novacea common stock will be less than the fair market value of Transcept, or Novacea may pay more than the aggregate fair market value for Transcept.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Novacea and Transcept, specified conditions must be satisfied or waived to complete the merger. These conditions are described in detail in the merger agreement. Novacea and Transcept cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Novacea and Transcept each may lose some or all of the intended benefits of the merger.

Risks Related to Novacea

In addition to the other information contained in this proxy statement/ prospectus/information statement, you should carefully consider the material risks described below. As discussed above, Novacea has entered into the merger agreement with the merger sub and Transcept pursuant to which merger sub will merge with and into Transcept, with Transcept as the surviving corporation becoming a wholly owned subsidiary of Novacea.

Risks Related to the Business of Novacea

Novacea may not be able to complete the merger and may elect to pursue another strategic transaction like the merger, which may not occur on commercially reasonably terms or at all.

Novacea cannot assure you that it will close the pending merger with Transcept in a timely manner or at all. The merger agreement is subject to many closing conditions and termination rights, as set forth in more detail in “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger Agreement—Termination” below. In addition to its product candidates, for which Novacea has stopped all development, Novacea assets currently consist primarily of its cash, cash equivalents and marketable securities, its listing on the NASDAQ Global Market and the merger agreement with Transcept. If Novacea does not close the pending merger with Transcept, the Novacea board of directors may elect to attempt to complete another strategic transaction like the merger. Attempting to complete another strategic transaction like the merger will prove to be costly and time consuming, and Novacea cannot make any assurances that a future strategic transaction will occur on commercially reasonable terms or at all.

If the merger with Transcept is not completed, and Novacea fails to acquire and develop other products or product candidates at all or on commercially reasonable terms, Novacea may be unable to reestablish a viable operating business.

Given the discontinuation of development of Asentar™, the limited patent life of AQ4N and its early stage of development, and the Novacea belief that there would be significant risks with moving forward with the development of either of these product candidates, if the merger is not completed, Novacea would be required to rely on in-licensing as the source of any of its future product candidates for development and commercialization. Due to the Novacea history, its limited operational and management capabilities, and the intense competition for pharmaceutical product candidates, or even if Novacea finds promising product candidates, and generates interest in a collaborative or strategic arrangement to acquire such product candidates, Novacea may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that it finds acceptable, or at all. Proposing, negotiating and implementing an economically viable product acquisition or license are lengthy and complex processes. Novacea competes for collaborative arrangements and license agreements with pharmaceutical and biotechnology companies and academic research institutions. Novacea competitors may have stronger relationships with third parties with whom it is interested in collaborating, greater financial, development and commercialization resources and/or may have more established histories of developing and commercializing products than Novacea. As a result, Novacea competitors may have a competitive advantage in entering into collaborative arrangements with such third parties. In addition, even if Novacea finds promising product candidates, and generates interest in a collaborative or strategic arrangement to acquire such product candidates, Novacea may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that Novacea finds acceptable, or at all.

Novacea expects that any product candidate to which it acquires rights will require additional development and regulatory efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities and the possibility that, due to strategic considerations, Novacea will discontinue research or development with respect to a product candidate for which it has already incurred significant expense. Even if the product candidates are approved, Novacea cannot be sure that they would be capable of economically feasible production or commercial success.

Novacea no longer is engaged in development activities and has significantly scaled-back its personnel to conserve resources, and if the merger with Transcept is not completed, Novacea will need to rebuild its management team and hire other personnel to successfully develop or commercialize its product candidates.

Novacea no longer is engaged in development activities and has significantly scaled-back its personnel to conserve resources. As of November 1, 2008, the Novacea workforce is comprised of nine employees, who are primarily involved in financial and administrative roles. Novacea no longer has employees engaged in development and commercialization activities. Prior to that date, Novacea implemented a workforce reduction plan that reduced its workforce by approximately 22 people, or 60%, in the second and third quarters of 2008. If the merger with Transcept is not completed, and Novacea wishes to reestablish its business, Novacea will need to rebuild its senior management team and to hire managerial and other personnel to lead and staff all of its necessary functions, especially in its research, development and commercialization areas. Additionally, Novacea will likely have to engage the services of scientific and clinical advisors to assist it in formulating its research, development and clinical strategies. These advisors will not be Novacea employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Novacea. In addition, Novacea advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with those of Novacea. In addition, as a result of the reductions in the Novacea workforce that have been implemented during 2008 to conserve resources, Novacea may not be successful in retaining key employees and in attracting qualified new employees. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals would be critical to the success of Novacea if it decided to reestablish its business. In that case, Novacea may experience a diminished ability to recruit new employees to further the development of any product candidates. Novacea may be unable to attract or retain key personnel on acceptable terms, if at all. If the merger is not completed, and Novacea is unable to attract qualified personnel, any future product development efforts would be extremely challenging.

If the merger with Transcept is not completed and Novacea reestablishes its business, Novacea will be subject to a variety of risks associated with being an operating, public biotechnology company.

If Novacea is able to reestablish its business and obtain new product candidates on commercially reasonable terms, it will face a number of risks as a public biotechnology company, including the following:

•	Novacea may never achieve or sustain profitability.

•	There is a high risk that Novacea drug development activities would not result in commercial products.

•	Novacea clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

•	Novacea product candidates may cause undesirable side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

•	Any collaborations Novacea enters into in the future may not be successful.

•	Novacea may require substantial additional funding which may not be available to it on acceptable terms, or at all.

•	If Novacea competitors develop and market products that are more effective, safer or less expensive than Novacea product candidates, its commercial opportunities will be negatively impacted.

•	Novacea would need to acquire and develop other products or product candidates to rebuild its business.

•

Novacea may have to rely on third parties to conduct clinical trials for its product candidates, and if these third parties do not successfully carry out their contractual duties or meet expected deadlines, Novacea may be unable to obtain regulatory approval for or commercialize its product candidates.

•	Novacea may have to rely on third parties to manufacture and supply its product candidates.

•

If Novacea is unable to develop its sales and marketing and distribution capability on its own or through collaborations with marketing partners, it will not be successful in commercializing its product candidates.

•	Novacea proprietary rights may not adequately protect its technologies and product candidates.

•	The intellectual property protection for Novacea product candidates may be dependent on third parties.

•	If conflicts of interest arise between Novacea licensing partners and Novacea, any of them may act in their self-interest, which may be adverse to the interests of Novacea.

•

The patent protection for Novacea product candidates or products may expire before it is able to maximize their commercial value which may subject Novacea to increased competition and reduce or eliminate its opportunity to generate product revenue.

•	Novacea may not be able to protect its intellectual property rights throughout the world.

•

If Novacea is sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent Novacea from developing or commercializing its future product candidates.

•	Novacea may be subject to damages resulting from claims that it, or its employees, have wrongfully used or disclosed alleged trade secrets of its employees’ former employers.

•	Novacea may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

•

The regulatory approval process is expensive, time consuming and uncertain and may prevent Novacea or its collaboration partners from obtaining approvals for the commercialization of some or all of Novacea product candidates.

•

Even if Novacea obtains regulatory approvals for its product candidates, the terms of approvals and ongoing regulation of its products may limit how it manufactures and markets its product candidates, which could materially impair its ability to commercialize and generate revenue.

•	Even if Novacea receives regulatory approval to market its product candidates, the market may not be receptive to its products.

•

The coverage and reimbursement status of newly approved drugs is uncertain, and failure to obtain adequate coverage and adequate reimbursement could limit the ability of Novacea to market any future product candidates it may develop and decrease its ability to generate revenue from any of its existing and future product candidates that may be approved.

•	Current health care laws and regulations and future legislative or regulatory changes to the health care system may affect the ability of Novacea to sell its future product candidates profitably.

•	Failure to obtain regulatory approval outside the United States will prevent Novacea from marketing its product candidates abroad.

•	Non-U.S. governments often impose strict price controls, which may adversely affect the future profitability of Novacea.

•	Novacea may be subject to costly claims related to its clinical trials and may not be able to obtain adequate insurance.

•	The business of Novacea may become subject to economic, political, regulatory and other risks associated with international operations.

If the merger is not completed, in light of the challenges of rebuilding an operating business, Novacea may elect to liquidate its remaining assets, and there can be no assurances as to the amount of cash available to distribute to stockholders after paying Novacea debts and other obligations.

If Novacea does not close the pending merger with Transcept, in light of the risks of reestablishing an operating business, as set forth in these risk factors, the Novacea board of directors may elect to take the steps necessary to liquidate all remaining assets of Novacea. The process of liquidation may be lengthy and Novacea cannot make any assurances of when it would be completed. In addition, Novacea would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to the amount or timing of available cash remaining to distribute to stockholders after paying Novacea debts and other obligations and setting aside funds for reserves.

In connection with the merger with Transcept, Novacea intends to terminate its office lease or sublease its office space, and Novacea may be unable to do so on terms favorable to Novacea or at all.

As a result of the discontinuation of its clinical trials, development program and manufacturing activities, and in connection with the merger agreement, Novacea intends to sublease or terminate its office lease. Novacea cannot predict whether any such sublease or termination arrangements would be consummated on favorable terms or at all, and anticipates that such transactions may require Novacea to incur significant additional costs and obtain third-party consents beyond its control. If Novacea is unable to sublease its office space or reach a favorable termination agreement with its landlord, it may be required to pay up to $2.9 million in rental payments for the remaining term of the lease.

Other than in the quarter ended June 30, 2008 (and nine months ended September 30, 2008), Novacea has incurred losses since inception and anticipates that it will continue to incur losses for the foreseeable future. Novacea may never achieve or sustain profitability.

Novacea is a clinical-stage biopharmaceutical company with a limited operating history and no current operations. Novacea generated grant revenue and revenue from its collaboration agreement, such revenue will not continue as Novacea no longer has operations and the collaboration agreement has been terminated, and Novacea expects will not continue, and has not generated any revenue, and does not expect to generate any revenues, from product sales. While Novacea does not have any ongoing research or development activities, Novacea continues to incur general and administrative expenses. Other than in the quarter ended June 30, 2008 (and nine months ended September 30, 2008), Novacea has incurred net losses since its inception in 2001. However, due to the recognition of the previously deferred revenue from the upfront payments under the Collaboration Agreement, that was terminated in April 2008, Novacea had net income for the nine months ended September 30, 2008 of $39.1 million. Novacea net loss for the years ended December 31, 2007, 2006 and 2005 was $32.5 million, $29.6 million, and $23.8 million, respectively. Novacea expects to continue to incur losses for the foreseeable future, and expects these losses to increase if Novacea resumes its research and development activities. If Novacea product candidates fail in clinical trials or do not gain regulatory approval, or if its product candidates do not achieve market acceptance, Novacea may never become profitable. Even if Novacea achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

If the merger is not completed, and Novacea decides to resume its business, any collaborations Novacea enters into in the future may not be successful.

If the merger is not completed, and Novacea decides to resume its operations, Novacea may seek additional collaborative arrangements, which may not be available to it, to develop and commercialize its drug candidates in the future. Even if Novacea is able to establish acceptable collaborative arrangements in the future, they may not be successful. The success of Novacea collaboration arrangements, if any, will depend heavily on the efforts and activities of Novacea collaborators. Possible future collaborations have risks, including the following:

•	disputes may arise in the future with respect to the ownership of rights to technology developed with future collaborators;

•	disagreements with future collaborators could delay or terminate the research, development or commercialization of products, or result in litigation or arbitration;

•	future collaboration agreements are likely to be for fixed terms and subject to termination by Novacea collaborators in the event of a material breach or lack of scientific progress by Novacea;

•

future collaborators are likely to have the first right to maintain or defend Novacea intellectual property rights and, although Novacea would likely have the right to assume the maintenance and defense of its intellectual property rights if its collaborators do not, the ability of Novacea to do so may be compromised by its collaborators’ acts or omissions;

•

future collaborators may utilize Novacea intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate its intellectual property rights or expose Novacea to potential liability;

•

future collaborators may change the focus of their development and commercialization efforts. As previously noted, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of Novacea products to reach their potential could be limited if future collaborators decrease or fail to increase spending relating to such products;

•	future collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of Novacea products; and

•

future collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to Novacea.

Given these risks, it is possible that any collaborative arrangements into which Novacea enter may not be successful. For example, Schering in April 2008 terminated the Collaboration Agreement for the development and commercialization of Asentar™. Schering elected to terminate the Collaboration Agreement based on Schering’s determination, related to the termination of the ASCENT-2 Phase 3 clinical trial, that there had been a technical failure related to Asentar™. In November 2007, Novacea and Schering terminated the ASCENT-2 trial of Asentar™ due to an unexplained imbalance of deaths between the treatment and control arms of the trial.

If the merger is not completed, and Novacea decides to resume its operations, Novacea may require substantial additional funding which may not be available to it on acceptable terms, or at all.

Novacea no longer is engaged in development activities and has significantly scaled-back its personnel to conserve resources. If Novacea decides to resume its research and development activities if the merger is not completed, Novacea may need to raise substantial additional capital to continue its operations activities. The future funding requirements of Novacea will depend on many factors, including but not limited to:

•	The need of Novacea to reestablish its research and development activities;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

•	The need of Novacea to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the costs and timing of seeking and obtaining FDA and other non-U.S. regulatory approvals;

•	The ability of Novacea to maintain, defend and expand the scope of its intellectual property portfolio;

•	The need of Novacea and ability to hire additional management and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	The ability of of Novacea to enter into new collaboration agreements;

•	the costs associated with establishing a sales force and commercialization capabilities; and

•	the economic and other terms and timing of of Novacea existing licensing arrangements and any collaboration, licensing or other arrangements into which Novacea may enter in the future.

Until Novacea can generate a sufficient amount of product revenue to finance its cash requirements, which it may never do, Novacea expects to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. Novacea does not know whether additional funding will be available on acceptable terms, or at all. If Novacea is not able to secure additional funding when needed, it may have to delay, reduce the scope of or eliminate one or more of its clinical trials or research and development programs.

If the merger with Transcept is not completed, and Novacea decides to resume its operations, the intellectual property protection for the current product candidates of Novacea will be dependent on third parties.

With respect to Asentar™, Oregon Health & Science University, or OHSU, and the University of Pittsburgh of the Commonwealth System of Higher Education, or UPitt, retain the right to prosecute and maintain the patents and patent applications covered by Novacea license agreements. Novacea only has the right to select patent counsel and provide comments and suggestions under its OHSU license agreement. Novacea only has the right to consult in the selection of counsel and advise in the prosecution, filing and maintenance of patent applications under its UPitt license agreement. Generally, Novacea only has right to prosecute and maintain certain patents for AQ4N in Novacea territory and relies on its licensing partner to prosecute and maintain the remainder of its AQ4N patents. Novacea would need to determine, with its partners, who would be responsible for the prosecution of patents relating to any joint inventions. If any licensing partners of Novacea fail to appropriately prosecute and maintain patent protection for any of its product candidates, its ability to develop and commercialize those product candidates may be adversely affected and Novacea may not be able to prevent competitors from making, using and selling competing products. In addition, OHSU retains an initial right to bring any infringement actions related to the intellectual property Novacea licenses from these parties. Any failure by OHSU, or any other licensing partner of Novacea, to properly protect the intellectual property rights relating to Novacea product candidates could have a material adverse effect on the financial condition and results of operation of Novacea.

If the merger with Transcept is not completed, and Novacea decides to resume its operations and development activities with respect to Asentar™ and AQ4N, the patent protection for Novacea product candidates or products may expire before it is able to maximize their commercial value.

The patents for Novacea product candidates have varying expiration dates and, if these patents expire, it may be subject to increased competition and it may not be able to recover its development costs. For example, one of the U.S. patent claims of Novacea for AQ4N is due to expire in 2010 and other U.S. patents of Novacea for a process of producing AQ4N is due to expire in 2019. The U.S. patents of Novacea for use of Asentar™ are due to expire in 2017 and 2019. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product’s regulatory review. However, even if it were to resume development activities, Novacea cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product under its own laws and regulations, Novacea may not be able to qualify the product or obtain the exclusive time period. Thus, if Novacea decides to resume development of AQ4N, and if Novacea is unable to obtain patent term extension/restoration or some other exclusivity, it could be subject to increased competition and its opportunity to establish or maintain product revenue could be substantially reduced or eliminated.

Novacea may be subject to damages resulting from claims that it, or its employees, have wrongfully used or disclosed alleged trade secrets of its employees’ former employers.

Many former employees of Novacea were previously employed at universities or biotechnology or pharmaceutical companies, including Novacea competitors or potential competitors. Although Novacea has not received any claim to date, Novacea may be subject to claims that these employees through their employment inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Novacea fails in defending such claims, in addition to paying monetary damages, Novacea may lose valuable intellectual property rights or personnel.

If Novacea fails to continue to meet all applicable NASDAQ Global Market requirements and NASDAQ determines to delist its common stock, the delisting could adversely affect the market liquidity of its common stock and the market price of its common stock could decrease.

Novacea common stock is listed on the NASDAQ Global Market. In order to maintain its listing, Novacea must meet minimum financial and other requirements, including requirements for a minimum amount of capital and a minimum price per share. If Novacea is unable to comply with NASDAQ’s listing standards, NASDAQ may determine to delist Novacea common stock from the NASDAQ Global Market. If Novacea common stock is delisted for any reason, it could reduce the value of Novacea common stock and its liquidity. Delisting could also adversely affect the ability of Novacea to obtain financing for the continuation of its operations, if Novacea chooses to reestablish its business, or to use its common stock in acquisitions. Delisting could result in the loss of confidence by suppliers, customers and employees. Delisting would prevent Novacea from satisfying a closing condition for the merger, and, in such event, Transcept may elect not to consummate the merger. In addition, the combined company must submit a new application for listing on the NASDAQ Global Market after the merger pursuant to the reverse merger rules, and the combined company will need to meet the NASDAQ minimum requirements.

Novacea may become involved in securities class action litigation that could divert management’s attention and harm the business of Novacea.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of Novacea common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Novacea may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Novacea.

If the merger with Transcept is not completed, Novacea expects that the price of its common stock may continue to be volatile.

Prior to its initial public offering of common stock, there was no public market for Novacea common stock. The price of Novacea common stock may be volatile as a result of changes in its operating performance or prospects. From the date of the initial public offering of Novacea in May 2006 through September 30, 2008, the price of its common stock has ranged from a high of $17.25 to a low of $1.44. Factors that could cause volatility in the market price of Novacea common stock include, but are not limited to:

•

an announcement of a strategic transaction that involves Novacea merging with, or acquiring, or being acquired by, another company, such as the announcement by Novacea on September 2, 2008, that it had entered into a merger agreement with Transcept;

•

results from, and any delays in, Novacea clinical trial programs, such as its announcement in November 2007 to end its ASCENT-2 Phase 3 clinical trial for Asentar™ for the treatment of AIPC and to suspend enrollment for its Phase 2 clinical trial of Asentar™ for the treatment of advanced pancreatic cancer and each of its other ongoing trials involving the use of Asentar™;

•	announcements of FDA non-approval of Novacea product candidates, or delays in FDA or other non-U.S. regulatory agency review processes;

•	FDA or other U.S. or non-U.S. regulatory actions affecting Novacea or its industry;

•	litigation or public concern about the safety of Novacea product candidates or future drugs;

•	failure or discontinuation of any of Novacea research or future clinical trial programs;

•	delays in the commercialization of Novacea future product candidates;

•	the announcement of the terms and costs of in-licensing additional product candidates;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in Novacea quarterly operating results;

•	developments or disputes concerning Novacea intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by Novacea or its competitors;

•	issues in manufacturing Novacea product candidates or future product candidates;

•	market acceptance of Novacea future product candidates;

•	deviations in Novacea operating results from the estimates of analysts;

•	coverage and reimbursement policies of government and other third-party payors;

•	sales of Novacea common stock by its officers, directors or significant stockholders;

•	developments relating to Novacea licensing and collaboration agreements, such as the termination by Schering in April 2008 of their Collaboration Agreement; and

•	additions or departures of key personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of Novacea common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of Novacea stockholders were to bring such a lawsuit against it, Novacea could incur substantial costs defending the lawsuit and the attention of its management would be diverted from the operation of its business.

The ownership of Novacea common stock may continue to be highly concentrated.

As of September 30, 2008, Novacea believes that its executive officers and directors and their affiliates, together with the current significant stockholders of Novacea, beneficially owned significant amounts of Novacea outstanding common stock. Based on required securities filings, Novacea does not believe that any substantial change has occurred in this ownership concentration. Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of Novacea assets or any other significant corporate transaction. These stockholders could delay or prevent a change of control of Novacea, even if such a change of control would benefit other stockholders of Novacea, although certain of these stockholders have signed agreements to vote in favor of the merger with Transcept. The significant concentration of stock ownership may adversely affect the trading price of Novacea common stock due to investors’ perception that conflicts of interest may exist or arise.

Risks Related to Transcept

In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below. As discussed above, Transcept has entered into the merger agreement with the merger sub and Novacea pursuant to which merger sub will merge with and into Transcept, with Transcept as the surviving corporation becoming a wholly owned subsidiary of Novacea.

Risks Related to the Business of Transcept

Transcept has had a brief operating history that may make it difficult for you to evaluate the potential success of its business and has a history of incurring losses.

Transcept was founded in January 2002 and remains a development stage company. Transcept operations to date have been limited to organizing and staffing, acquiring, developing and securing its technology and undertaking preclinical studies and clinical trials. Transcept has not yet demonstrated an ability to obtain regulatory approval, formulate and manufacture marketed products to U.S. Food and Drug Administration, or FDA, and other regulatory standards or to conduct sales and marketing activities. Consequently, any predictions you make about the future success or viability of Transcept may not be as accurate as they would be if Transcept had a longer operating history.

Furthermore, Transcept is not profitable and has incurred losses in each year since its inception. Transcept net loss for the years ended December 31, 2007, 2006 and 2005 was $20.4 million, $13.6 million and $5.4 million, respectively. As of December 31, 2007, Transcept had an accumulated deficit of $45.2 million. Transcept expects to continue to incur losses for the foreseeable future, and expects its accumulated deficit to increase as it continues its research, development and commercialization efforts with respect to Intermezzo® and other product candidates. If Intermezzo® or other Transcept product candidates do not gain or maintain regulatory approval or market acceptance, Transcept may never become profitable or may not be able to sustain profitability, even if achieved.

The success of Transcept depends substantially on its ability to obtain regulatory approval for its lead product candidate, Intermezzo®.

The success of Transcept depends substantially on obtaining regulatory approval for its most advanced product candidate, Intermezzo®, for use as needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep, or middle of the night awakening. Regulatory approval to market pharmaceutical products in the United States requires the completion of extensive non-clinical and clinical evaluations of a product candidate, referred to as clinical trials, to demonstrate substantial evidence of safety and efficacy of the candidate, as well as development of manufacturing processes that demonstrate the ability to reliably and consistently produce the candidate under current Good Manufacturing Practice, or cGMP, regulations. Each of these elements requires pharmaceutical development companies to exercise certain judgments concerning applicable regulatory requirements and to predict what the regulatory authority will ultimately deem acceptable. There can be no assurance that the results of the clinical trials for Intermezzo® or its manufacturing processes will satisfy the regulatory requirements for approval. A failure to meet these requirements would significantly delay or prevent approval of Intermezzo® and seriously harm the ability of Transcept to generate revenue.

The FDA required Transcept to complete at least two adequate and well-controlled Phase 3 clinical trials for the Intermezzo® indication before submission of the New Drug Application, or NDA. Intermezzo® has been evaluated in two completed Phase 3 clinical trials and Transcept submitted an NDA for Intermezzo® on September 30, 2008. Although Transcept analyses of the two Phase 3 studies of Intermezzo® indicated that their primary endpoints were met, the FDA may not agree with these analyses and may require that Transcept complete additional expensive and time consuming studies or perform other testing to support an approval. In addition, although the FDA agreed to accept pharmacokinetic data for approval of the 1.75 mg elderly dose, the FDA may change its position during the course of its NDA review.

The FDA has not approved a pharmaceutical product specifically to treat middle of the night awakening. There can be no assurance that the FDA will approve this new indication within the insomnia category, or that the FDA will not require additional clinical trials for one or both doses, or for special population subgroups, to support potential marketing approval for Intermezzo® in this new indication. While Transcept believes that the results of the clinical trials for Intermezzo® meet FDA guidance to support potential approval of Intermezzo®, the FDA may not agree or may reconsider its guidance, require more clinical trials or otherwise require additional data or studies to justify this new indication in the insomnia market for which approval of Intermezzo® is being sought. If Transcept does not obtain regulatory approval for Intermezzo® specifically to treat middle of the night awakening, the ability of Transcept to market Intermezzo® will be eliminated or substantially impaired, and the business of Transcept will suffer.

Transcept is seeking approval for Intermezzo® under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, which permits applicants to rely in part on clinical and non-clinical data generated by third parties. Specifically, Transcept intends to rely in part on third party data with respect to zolpidem, which is the active ingredient in Intermezzo® and the previously approved insomnia products Ambien® and Ambien CR®. There can be no assurance that the FDA will not require Transcept to conduct additional non-clinical or clinical studies or otherwise obtain new supplementary data with respect to some or all of the data upon which Transcept intends to rely.

In addition, Transcept has limited experience in preparing, submitting and prosecuting regulatory filings, including NDAs and other applications necessary to gain regulatory approvals. If Transcept does not receive regulatory approval from the FDA, Transcept will not be able to commercialize Intermezzo® in the United States. Further, if the FDA delays approval as a result of requirements to conduct additional clinical studies, commercialization of Intermezzo® could be significantly delayed. Significant delay or the inability to commercialize Intermezzo® in the United States would significantly harm Transcept business and financial prospects.

Intermezzo® and other Transcept product candidates may not achieve market acceptance even if Transcept obtains regulatory approvals.

Even if Transcept receives regulatory approvals for the commercial sale of Intermezzo® or other product candidates, the commercial success of these product candidates will depend upon, among other things, acceptance by physicians and patients. Market acceptance of, and demand for, any product that Transcept develops and commercializes will depend on many factors, including:

•	the ability to provide acceptable evidence of safety and efficacy of Intermezzo®, or future products for their respective indications;

•	the ability to obtain adequate pricing and sufficient insurance coverage and reimbursement;

•	the availability, relative cost and relative efficacy and safety of alternative and competing treatments;

•	the effectiveness of Transcept or its alliance partner’s sales, marketing and distribution strategies; and

•	the ability to produce commercial quantities sufficient to meet demand.

If Intermezzo® or other Transcept product candidates fail to gain market acceptance, Transcept may be unable to earn sufficient revenue to continue its business.

Transcept will face substantial competition from large companies with established products.

Transcept is seeking approval of Intermezzo® for use as needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep, an indication that Transcept believes represents an opportunity in the broader insomnia therapeutic market. The insomnia market is large, deeply commercialized and characterized by intense competition among large, established pharmaceutical companies with well funded and staffed sales and marketing organizations and far greater name recognition than Transcept.

If Intermezzo® receives marketing approval, it will compete in this large market against well-established branded products with significant advertising support, as well as with generic competitors selling zolpidem and other sleep aids at a fraction of the price at which Transcept will most likely seek to sell Intermezzo®.

Transcept believes that Intermezzo®, if approved, will be the first sleep aid approved by the FDA specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep. However, currently marketed seven to eight hour therapeutics can also treat this condition when used to deliver a prophylactic dose at the beginning of the night. The most directly competitive currently-marketed products in the United States are Ambien® and Ambien CR®, marketed by Sanofi-Aventis, and the multiple generic manufacturers of zolpidem. Zolpidem, in both its branded and generic forms, is the most widely-prescribed drug in the United States for treatment of insomnia. Additionally, Lunesta®, marketed by Sepracor, Inc., can similarly treat middle of the night awakenings by providing a prophylactic dose at bed-time in order to avoid a middle of the night awakening, and short duration products such as Sonata, marketed by King Pharmaceuticals, Inc., have been used off-label for the as-needed treatment of middle of the night awakenings. Other drugs, such as the antidepressant generic trazadone, are also widely prescribed off-label for the treatment of insomnia.

Other companies may develop products to compete with Intermezzo®.

Transcept is aware of several products currently in development which may compete with Intermezzo®. Neurocrine Biosciences received an approvable letter, pending additional clinical and pre-clinical studies, from the FDA for its product candidate, indiplon, proposed to be used for sleep initiation and middle of the night dosing. There are many other companies working to develop new products and other therapies to treat insomnia, including but not limited to Orexo AB, NovaDel Pharma, Inc., Sanofi-Aventis, Eli Lilly and Company, GlaxoSmithKline in conjunction with Actelion Ltd., and Somaxon Pharmaceuticals, Inc. Several of the compounds in development by such companies are already marketed for other indications, and some, such as ZolpimistTM, a sublingual spray being developed by NovaDel Pharma, Inc., and SublinoxTM, a sublingual tablet being developed by Orexo AB, use zolpidem as the active pharmaceutical ingredient and are formulated for the purported absorption of zolpidem across the tissues of the mouth. Furthermore, new developments, including the development of other drug technologies and methods of treating conditions, occur in the biopharmaceutical industry at a rapid pace. Any of these developments may negatively affect the commercial prospects of Intermezzo®.

Many potential competitors, either alone or together with their partners, have substantially greater financial resources, research and development programs, clinical trial and regulatory experience, expertise in prosecution of intellectual property rights, and manufacturing, distribution and sales and marketing capabilities than Transcept. As a result of these factors, these competitors may:

•	develop product candidates and market products that are less expensive, safer, more effective than current product candidates and contemplated future products of Transcept;

•	commercialize competing products before Transcept can launch Intermezzo® or other product candidates;

•	initiate or withstand substantial price competition more successfully than Transcept can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances; and

•	take advantage of acquisition or other opportunities more readily than Transcept.

If Transcept is unable to establish a sales, marketing and distribution infrastructure or enter into strategic alliances to perform these functions, it may not be successful in commercializing its product candidates.

In order to commercialize Intermezzo® or any other product candidates successfully, Transcept must acquire or internally develop a sales, marketing and distribution infrastructure and/or enter into strategic alliances to perform these services. Transcept intends to develop its own specialty sales force to initially target high prescribers of sleep medicines, but has no experience in building a sales and marketing organization. The development of sales, marketing and distribution infrastructure is difficult, time consuming and requires substantial financial and other resources. If Transcept cannot successfully develop the infrastructure to market and commercialize Intermezzo®, its ability to generate revenues will be harmed, and Transcept may be required to enter into strategic alliances to have such activities carried out on its behalf, which may not be on favorable terms. Factors that may hinder Transcept efforts to develop an internal sales, marketing and distribution infrastructure include:

•	inability to recruit, retain and effectively manage adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or convince adequate numbers of physicians to prescribe Transcept products;

•	the lack of complementary products to be offered by sales personnel, which may put Transcept at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen delays, costs and expenses associated with creating a sales and marketing organization.

Transcept intends to enter into one or more strategic alliances to further address the U.S. market and to potentially address markets outside the United States. Transcept may not be able to enter into any such alliance on acceptable terms, if at all, and may face competition in its search for alliance partners. If Transcept is not able to collaborate with an alliance partner, its efforts to commercialize Intermezzo® may be less successful.

Governmental and third-party payors may impose restrictions or reimbursement or pricing controls that could limit product revenues.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means may reduce potential revenues Transcept may receive from sales of Intermezzo®, if approved. In particular, third-party insurance coverage may not be available to patients for Intermezzo® or other Transcept products, especially in light of the availability of low-cost generic zolpidem therapeutics, regardless of the fact that such products are not specifically designed or indicated to specifically treat middle of the night awakening. Government and third-party payors could also impose price controls and other conditions that must be met by patients prior to providing coverage for use of Transcept products. For example, insurers may establish a “step-edit” system that requires a patient to utilize a lower price alternative product prior to becoming eligible for reimbursement of a higher price product. If government and third-party payors do not provide adequate coverage and reimbursement levels for Transcept products, or if price controls, prior authorization or step-edit systems are enacted, Transcept product revenues will suffer.

Negative publicity and documented side effects concerning products used to treat patients in the insomnia market may harm the ability of Transcept to commercialize Intermezzo® or other product candidates.

Products containing zolpidem, the active ingredient in Intermezzo®, are widely marketed. Zolpidem use has been implicated with negative effects, such as sleepwalking and amnesia, and has the potential to cause physical or psychological dependence. Furthermore, zolpidem is classified as a Schedule IV substance under the Comprehensive Drug Abuse and Prevention Control Act of 1970, and is subject to certain packaging, prescription and purchase volume limitations. There can be no assurance that additional negative publicity or increased governmental controls on the use of zolpidem or other compounds used in products for the insomnia market would not inhibit or prevent Transcept from commercializing Intermezzo® or other product candidates. Furthermore, negative publicity concerning zolpidem and other hypnotic pharmaceuticals could cause the FDA to make approval of new products for the insomnia market more difficult, by requiring additional or different non-clinical or clinical studies or taking other actions, out of safety or other concerns, or could lead to reduced consumer usage of sleep aids, including both zolpidem products and Intermezzo®.

If Transcept enters into strategic alliances to market Intermezzo® or for other purposes it will be dependent upon the efforts of its alliance partners.

Although Transcept believes that, if the merger with Novacea is completed, the combined company will have sufficient resources to launch Intermezzo® to psychiatrists and high-prescribing physicians on its own, Transcept intends to enter into one or more strategic alliances to commercialize Intermezzo®, if approved, and may decide to enter into additional strategic alliances for the development of other product candidates. Any strategic alliance Transcept enters into may contain unfavorable terms, for example, with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment, and other significant terms. The ability of Transcept to receive any significant revenue from its product candidates covered by a strategic alliance will be dependent on the efforts of the alliance partner and may result in lower levels of income to Transcept than if Transcept marketed or developed its product candidates entirely on its own. The alliance partner may not fulfill its obligations or carry out marketing activities for Transcept product candidates as diligently as Transcept would like. Transcept could also become involved in disputes with its partner, which could lead to delays in or termination of commercialization programs and time-consuming and expensive litigation or arbitration. If an alliance partner terminates or breaches its agreement, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or marketing Transcept product candidates would be materially and adversely affected.

Additionally, depending upon the alliance partner that Transcept chooses, other companies that might otherwise be interested in developing or marketing products with Transcept could be less inclined to do so because of the relationship of Transcept with the alliance partner. If the ability of Transcept to work with present or future alliance partners is adversely affected as a result of a collaboration agreement, Transcept business prospects may be limited and the financial condition of Transcept may be impaired. There can be no assurance that Transcept will be able to enter into such a strategic alliance, or that if Transcept does, it is on a time frame and on economic terms that are favorable to Transcept.

Transcept may require substantial additional funding and may be unable to raise capital when needed.

Transcept had cash, cash equivalents, restricted cash and marketable securities totaling $18.4 million at September 30, 2008. During the nine months ended September 30, 2008, Transcept used cash of $14.5 million in operating activities. Transcept expects its negative cash flows from operations to continue for the foreseeable future and beyond potential regulatory approval and product launch of Intermezzo®. Transcept expects that negative cash flows from operations will increase relative to its historic use of cash as a result of additional administrative, accounting, and legal costs associated with being a public company. In addition, Transcept expects to incur substantial expenses relating to the potential commercial launch of Intermezzo®. If management’s assumptions concerning the timing of potential product approval and launch prove incorrect as a result of FDA or other regulatory approval delays or other factors, the combined cash, cash equivalents and marketable securities of Novacea and Transcept after the merger, if completed, may prove insufficient to fund Transcept operations through the commercial launch of Intermezzo®.

Transcept expects to deploy a substantial majority of the available cash after the merger of Novacea and Transcept, if completed, toward the development of sales and marketing programs for Intermezzo®. As a result, the development and potential regulatory approval of additional Transcept product candidates, including TO-2061, is likely to require additional funding which may not be available at and as of the time needed on commercially reasonable terms, if at all.

If Intermezzo® does not gain regulatory approval or does not achieve market acceptance, Transcept will not generate any revenue. Transcept cannot assure you that it will ever be profitable even if it commercializes Intermezzo®. If Transcept fails to achieve and maintain profitability, or if it is unable to fund its continuing losses, investors could lose all or part of their investment.

Even if Transcept product candidates receive regulatory approval, they will be subject to ongoing regulatory requirements and may face regulatory or enforcement action.

Any product candidate for which Transcept receives regulatory approval, together with related third-party manufacturing facilities and processes, post-approval clinical data, and advertising and promotional activities for the product, will be subject to significant review, oversight and ongoing and changing regulation by the FDA and other regulatory agencies. Failure to comply with regulatory requirements may subject Transcept to administrative and judicially-imposed sanctions. These may include warning letters, adverse publicity, civil and criminal penalties, injunctions, product seizures or detention, product recalls, total or partial suspension of production, and refusal to approve pending product marketing applications.

Even if Transcept receives regulatory approval to market a particular product candidate, the approval could be conditioned on Transcept conducting additional costly post-approval studies or could limit the indicated uses included in Transcept labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force Transcept to withdraw it from the market or impede or delay the ability to obtain regulatory approvals in additional countries.

The FDA has also requested that all manufacturers of sedative-hypnotic pharmaceutical products modify their product labeling to include strong language concerning potential risks. These risks include severe allergic reactions and complex sleep-related behaviors, which may include sleep-driving. The FDA also recommended that pharmaceutical manufacturers conduct clinical studies to investigate the frequency with which sleep-driving and other complex behaviors occur in association with individual drug products. Transcept has not conducted such studies, and it is unclear how and to what extent, if any, these requests and recommendations will affect Intermezzo® or other Transcept product candidates.

If the manufacturers upon whom Transcept relies fail to produce in the volumes and quality that Transcept requires on a timely basis, or to comply with stringent regulations applicable to pharmaceutical manufacturers, Transcept may face delays in the development and commercialization of, or be unable to meet demand for, its products, if any, and may lose potential revenues.

Transcept does not manufacture Intermezzo®, and it does not plan to develop the capacity to do so. Transcept has a primary manufacturing and supply agreement with Patheon, Inc. to manufacture commercial supply of Intermezzo®. Transcept has also entered into agreements with Mikart, Inc. to qualify them as a backup commercial supplier of finished product, as well as a backup commercial manufacturer of a key excipient used in the manufacture of Intermezzo®, Anderson Packaging, Inc. as a primary packager of Intermezzo®, and Sharp Corporation to supply sample packaging. Transcept relies upon SPI Pharma, Inc. as a supplier for certain key excipients contained within Intermezzo®, for one of such excipients as the sole source, and upon Plantex USA, Inc. as its sole source for a special form of zolpidem tartrate. These agreements have set terms of duration, some of which automatically renew for successive one or three year periods. The first to expire among these agreements, the Packaging and Supply Agreement between Transcept and Anderson Packaging, Inc., has a term that ends in September of 2011, although such agreement automatically renews for one year periods thereafter. A further description of the terms of these agreements is set forth in the section entitled “Transcept Business—Manufacturing.”

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Transcept third-party manufacturers and key suppliers may not perform as agreed or may terminate their agreements. Additionally, Transcept third-party manufacturers and key suppliers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes, unstable political environments at foreign facilities or financial difficulties. For example, a supplier with a manufacturing facility in Israel may face geopolitical risk that could prevent it from providing supplies from such facility. If these manufacturers or key suppliers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, the ability of Transcept to launch Intermezzo® or any other product candidate, if approved, would be jeopardized.

In addition, all manufacturers and suppliers of pharmaceutical products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. The FDA is likely to conduct inspections of Transcept third-party manufacturer and key supplier facilities as part of their review of any Transcept NDAs. If Transcept third-party manufacturers and key suppliers are not in compliance with cGMP requirements, it may result in a delay of approval, particularly if these sites are supplying single source ingredients required for the manufacture of Intermezzo®. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation. Furthermore, regulatory qualifications of manufacturing facilities are applied on the basis of the specific facility being used to produce supplies. As a result, if a manufacturer for Transcept shifts production from one facility to another, the new facility must go through a complete regulatory qualification process and be approved by regulatory authorities prior to being used for commercial supply. Transcept manufacturers may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to a Transcept third-party manufacturer or key supplier failure to adhere to applicable laws or for other reasons, Transcept may not be able to obtain regulatory approval for or successfully commercialize its products.

Transcept does not have alternate manufacturers qualified at this time with respect to the commercial supply of Intermezzo®, nor does it have alternate manufacturers identified or qualified with respect to the commercial supply of several of the key ingredients used in Intermezzo®. If Transcept needs to change to other manufacturers, prior approval by the FDA and comparable foreign regulators will be required. In addition, Transcept would likely have to incur significant costs and expend significant efforts to educate the new manufacturer with respect to, or to help the new manufacturer independently develop, the processes necessary for production. Manufacturing and supply switching costs in the pharmaceutical industry can be very high, and switching manufacturers or key suppliers can frequently take 12 to 18 months to complete, although in certain circumstances such a switch may be significantly delayed or prevented by regulatory and other factors.

Any of these factors could cause Transcept to delay or suspend regulatory submissions, required regulatory approvals or commercialization of Intermezzo® or any other product candidate that Transcept develops, entail higher costs or result in Transcept being unable to effectively commercialize its products, if any are approved. Furthermore, if Transcept manufacturers fail to deliver the required commercial quantities of raw materials, including active pharmaceutical ingredient, key excipients or finished product on a timely basis and at commercially reasonable prices, Transcept would be unable to meet demand for its products and it would lose potential revenues.

Transcept clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of Transcept product candidates, including TO-2061, Transcept must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that the product candidate is both safe and effective for use in each target indication. The results obtained in completed clinical trials and non-clinical studies may not be predictive of results from ongoing or future trials.

Transcept trial results may be negatively affected by factors that had not been fully anticipated prior to commencement of the trial. Such trials may fail to demonstrate efficacy in the treatment of the intended disorder. Although Transcept designs its clinical trial protocols to address known factors that may negatively affect results, there can be no assurance that protocol designs will be adequate or that factors that Transcept may or may not be aware of or anticipate will not have a negative effect on the results of its clinical trials. Once a study has commenced, Transcept may voluntarily suspend or terminate the study if at any time it believes that there is an unacceptable safety risk to patients. Clinical trials in other indications or in different or progressively larger patient populations could reveal more frequent, more severe or additional side effects that were not seen in earlier studies. These side effects could interrupt, delay or halt clinical trials of Transcept product candidates and could result in the FDA or other regulatory authorities stopping further development of or denying approval of Transcept product candidates. Based on results at any stage of clinical trials, Transcept may decide to repeat or redesign a trial, modify its regulatory strategy or even discontinue development of one or more of its product candidates.

If Transcept product candidates are not shown to be both safe and effective in clinical trials, the resulting delays in developing other compounds and conducting associated non-clinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on Transcept business, financial condition and results of operations.

Transcept relies on third parties to conduct its non-clinical and clinical trials. If these third parties do not perform as contractually required or otherwise expected, Transcept may not be able to obtain regulatory approval for its product candidates.

Transcept does not currently conduct non-clinical and clinical trials on its own, and instead relies on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist it with its non-clinical and clinical trials. Transcept is also required to comply with regulations and standards, commonly referred to as Good Clinical Practice, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. If these third parties did not successfully carry out their duties with regard to Intermezzo® development, or fail to successfully carry out their duties to Transcept as it relates to meeting future regulatory obligations or expected deadlines, if the third parties need to be replaced, or if the quality or accuracy of the data they obtained during the development of Intermezzo® or in the future is compromised due to the failure to adhere to Transcept clinical protocols or regulatory requirements or for other reasons, Transcept non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and Transcept may not be able to obtain regulatory approval for its product candidates, including Intermezzo®.

Delays in the commencement or completion of clinical testing could result in increased costs to Transcept and delay its ability to generate revenues.

Transcept does not know whether current or future clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:

•	addressing issues raised by the FDA regarding safety, design, scope and objectives of clinical studies;

•	recruiting and enrolling patients to participate in a clinical trial;

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

A clinical trial may also be suspended or terminated by Transcept or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with Transcept clinical protocols;

•	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	inadequate patient enrollment or lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and Transcept may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If Transcept experiences delays in the commencement or completion of its clinical trials, the commercial prospects for its product candidates and its ability to generate product revenues will be harmed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

Transcept may face potential product liability exposure, and if successful claims are brought against it, Transcept may incur substantial liability for a product candidate and may have to limit such candidate’s commercialization.

The use of Transcept product candidates in clinical trials and the sale of any products for which Transcept obtains marketing approval exposes it to the risk of product liability claims. Product liability claims might be brought against Transcept by consumers, health care providers, pharmaceutical companies or others selling Transcept products. If Transcept cannot successfully defend itself against these claims, it will incur substantial liabilities. Transcept is also obligated under certain circumstances to indemnify suppliers and others with whom it has contractual relationships for product liability claims such entities might incur with respect to Transcept products and product candidates. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for Transcept products;

•	impairment of the business reputation of Transcept;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize Transcept product candidates.

Although Transcept currently has product liability insurance coverage for its clinical trials with limits that it believes are customary and adequate to provide it with coverage for foreseeable risks associated with Transcept development efforts, this insurance coverage may not reimburse it or may be insufficient to reimburse it for the actual expenses or losses Transcept may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Transcept may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses due to liability. Transcept intends to expand its insurance coverage to include the sale of commercial products if it obtains marketing approval for Intermezzo®, but it may be unable to obtain such product liability insurance on commercially reasonable terms.

Transcept depends on key personnel and if Transcept is not able to retain them, its business will suffer.

Transcept is highly dependent on the principal members of its management and scientific staff, including Glenn A. Oclassen, its President and Chief Executive Officer, and Nikhilesh N. Singh, its Chief Scientific Officer. The competition for skilled personnel among biopharmaceutical companies in the San Francisco Bay Area is intense and the employment services of Transcept scientific, management and other executive officers are terminable at-will. If Transcept loses one or more of these key employees, its ability to implement and execute its business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in the biopharmaceutical industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Transcept does not carry key man life insurance on any of its key personnel other than Nikhilesh N. Singh.

If Transcept does not raise additional capital, it may be forced to delay, reduce or eliminate its development programs and commercialization efforts.

The future capital requirements of Transcept will depend on, and could increase significantly as a result of, many factors, including:

•	the costs and timing of regulatory approval;

•	the need to conduct additional clinical trials;

•	the costs of establishing or contracting for sales and marketing capabilities;

•	the rate of progress and cost of Transcept clinical trials and other development activities;

•	the extent to which Transcept acquires or in-licenses new products, technologies or businesses;

•	the effect of competing technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Transcept may need to seek additional funding through strategic alliances or through public or private sales of its equity securities. In addition, Transcept may obtain equipment leases and may pursue opportunities to obtain debt financing in the future. There can be no assurance, however, that strategic alliances, additional equity or debt financing will be available on reasonable terms, if at all. If adequate funds are not available, Transcept may be required to delay, reduce the scope of, or eliminate one or more of its then existing or planned development, commercialization or expansion activities.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict Transcept operations or require Transcept to relinquish proprietary rights.

To the extent that Transcept raises additional capital by issuing equity securities, the existing Transcept stockholders’ ownership will be diluted. Any debt financing Transcept enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Transcept assets, as well as prohibitions on the ability of Transcept to create liens, pay dividends, redeem its stock or make investments. In addition, if Transcept raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to potential products or proprietary technologies, or grant licenses on terms that are not favorable to Transcept.

Risks Related to Intellectual Property

The commercial success, if any, of Intermezzo® depends, in part, on the rights Transcept is seeking through certain patent applications.

The potential commercial success of Intermezzo® depends on patents that may issue in connection with two families of patent applications that Transcept has filed with the U.S. Patent and Trademark Office, or USPTO, each family covering, respectively, certain formulations and/or methods of use of zolpidem. In addition, Transcept has filed certain foreign equivalent patent applications with respect to formulations and manufacture of zolpidem for use in treatment of middle of the night awakening, as well as applications covering combinations and methods of use of ondansetron in conjunction with atypical antipsychotic drugs. There can be no assurance that the pending patent applications of Transcept, those applications Transcept may file in the future, or those applications Transcept may license from third parties, will result in patents being issued in a timely manner, or at all. Even if patents issue, the claims in such patents may not issue in a form that will be advantageous to Transcept, may not encompass Intermezzo® or other Transcept product candidates and their unique features, and may not provide Transcept with proprietary protection or competitive advantages. For instance, competitors may be able to engineer around the Transcept formulation patent applications with alternate formulations that deliver therapeutic effects similar to potential products covered by the Transcept zolpidem formulation patent applications. Other drug companies may also be able to develop generic versions of Transcept products if Transcept is unable to maintain its proprietary rights. For example generic drug makers may attempt to introduce generic low dose zolpidem products similar to Transcept products immediately after the expiration of Hatch-Waxman marketing exclusivity and prior to the expiration of patents that may be issued relating to Intermezzo®. Furthermore, among other limitations, the method of use patent applications that have been filed to encompass Intermezzo® are limited in scope to certain uses of zolpidem, so potential competitors could develop similar products using active pharmaceutical ingredients other than zolpidem. Any patents Transcept has obtained or does obtain may be challenged by re-examination, opposition, or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid.

The active, and many of the inactive, ingredients in Intermezzo®, including generically manufactured zolpidem, have been known and used for many years and, therefore, are no longer subject to patent protection. Accordingly, certain of the Transcept pending patent applications are directed to the particular formulations of these ingredients in Transcept products, and their use. Although Transcept believes its formulations and their use are patentable and provide a competitive advantage, even if such patents are issued, such patents may not prevent others from marketing formulations using the same active and inactive ingredients in similar but different formulations. Moreover, if Transcept patents were successfully challenged and ruled to be invalid, Transcept would be exposed to a greater risk of direct competition.

Failure to obtain effective patent protection for Intermezzo® and other Transcept product candidates would allow for products to be marketed by competitors that would undermine Transcept sales, marketing and collaboration efforts, and reduce or eliminate Transcept revenues. In addition, both the patent application process and the process of managing patent disputes can be time consuming and expensive.

If Transcept is unable to maintain and enforce its proprietary rights, Transcept may not be able to compete effectively or operate profitably.

The commercial success of Transcept will depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection of its proprietary technology and information as well as successfully defending against third-party challenges to its proprietary technology and information. Transcept will be able to protect its proprietary technology and information from use by third parties only to the extent that it has valid and enforceable patents, trade secrets or regulatory protection to cover them and it has exclusive rights to utilize them.

The commercial success of Transcept will continue to depend in part on the patent rights it owns, the patent rights it has licensed, the patent rights of its suppliers and the patent rights Transcept plans to obtain related to future products it may market. The success of Transcept also depends on its and its licensors’ and suppliers’ ability to maintain these patent rights against third-party challenges to their validity, scope or enforceability. Further, Transcept does not fully control the patent prosecution of the patents and patent applications it has licensed. There is a risk that licensors to Transcept will not devote the same resources or attention to the prosecution of the licensed patent applications as Transcept would if it controlled the prosecution of the patent applications, and the resulting patent protection, if any, may not be as strong or comprehensive as if Transcept had prosecuted the applications itself. The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of Transcept intellectual property. Accordingly, Transcept cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. For example:

•	Transcept or its licensors might not have been the first to make the inventions covered by pending patent applications and issued patents;

•	Transcept or its licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any Transcept technologies;

•	it is possible that none of the pending Transcept patent applications or any pending patent applications of Transcept licensors will result in issued patents;

•

Transcept patents, if issued, and the issued patents of Transcept licensors may not provide a basis for commercially viable products, or may not provide Transcept with any competitive advantages, or may be challenged and invalidated by third parties;

•	Transcept may not develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others may have an adverse effect on the business of Transcept.

Transcept also relies on trade secrets to protect its technology, especially where it does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While Transcept seeks to protect confidential information, in part, by confidentiality agreements with its employees, consultants, contractors, or scientific and other advisors, they may unintentionally or willfully disclose Transcept information to competitors. If Transcept was to enforce a claim that a third party had illegally obtained and was using Transcept trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

If Transcept is not able to defend the patent or trade secret protection position of its technologies and product candidates, then Transcept will not be able to exclude competitors from developing or marketing competing products, and Transcept may not generate enough revenue from product sales, if any, to justify the cost of development of Transcept product candidates and to achieve or maintain profitability.

If Transcept is sued for infringing intellectual property rights of other parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on the business of Transcept.

Although Transcept believes that it would have valid defenses to allegations that its current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties of which its is aware, Transcept cannot be certain that a third party will not challenge its position in the future. Other parties may own patent rights that might be infringed by Transcept products or other activities. There has been, and Transcept believes that there will continue to be, significant litigation and demands for licenses in the life sciences industry regarding patent and other intellectual property rights. Competitors or other patent holders may assert that Transcept products and the methods Transcept employs are covered by their patents. These parties could bring claims against Transcept that would cause it to incur substantial expenses and, if successful against Transcept, could cause it to pay substantial damages or possibly prevent it from commercializing its product candidates. Further, if a patent infringement suit were brought against Transcept, Transcept could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, Transcept may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Transcept was able to obtain a license, the rights may be non-exclusive, which would give competitors access to the same intellectual property. Ultimately, Transcept could be prevented from commercializing a product, or be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement claims, Transcept or its collaborators are unable to enter into licenses on acceptable terms. This could harm the business of Transcept significantly.

Transcept may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In the event a competitor infringes upon a Transcept patent or other intellectual property right, litigation to enforce Transcept intellectual property rights or to defend Transcept patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from Transcept management. Transcept may not have sufficient resources to enforce Transcept intellectual property rights or to defend Transcept patents against challenges from others.

The pharmaceutical industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Transcept could therefore become subject to litigation that could be costly, result in the diversion of Transcept management’s time and efforts, and require Transcept to pay damages. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Transcept competitors may assert that they own U.S. or foreign patents containing claims that cover Transcept products, components of Transcept products, or the methods Transcept employs in making or using Transcept products. In addition, Transcept may become a party to an interference proceeding declared by the USPTO to determine the priority of inventions. Because patent applications can take many years to issue, and in many instances, at least 18 months to publish, there may be applications now pending of which Transcept is unaware, which may later result in issued patents that contain claims that cover Transcept products. There could also be existing patents, of which Transcept is unaware, that contain claims that cover one or more components of its products. As the number of participants in Transcept industry increases, the possibility of patent infringement claims against us also increases.

Any interference proceeding, litigation, or other assertion of claims against Transcept may cause Transcept to incur substantial costs, could place a significant strain on Transcept financial resources, divert the attention of Transcept management from Transcept core business and harm Transcept reputation. If the relevant patents were upheld as valid and enforceable and Transcept was found to infringe, it could be required to pay substantial damages and/or royalties and could be prevented from selling Transcept products unless Transcept could obtain a license or were able to redesign its products to avoid infringement. Any such license may not be available on reasonable terms, if at all. If Transcept fails to obtain any required licenses or make any necessary changes to Transcept products or technologies, it may be unable to make, use, sell, or otherwise commercialize one or more of its products. In addition, if Transcept is found to willfully infringe, it could be required to pay treble damages, among other penalties.

If Transcept fails to comply with its obligations in the agreements under which it licenses rights to products or technology from third parties, Transcept could lose license rights that are important to its business.

Transcept is a party to a number of agreements that include technology licenses that are important to its business and expects to enter into additional licenses in the future. For example, Transcept holds licenses from SPI Pharmaceuticals, Inc. relating to key excipients used in the manufacture of Intermezzo®. If Transcept fails to comply with these agreements, the licensor may have the right to terminate the license, in which event Transcept would not be able to market products covered by the license, including Intermezzo®.

Transcept may be subject to damages resulting from claims that Transcept or its employees have wrongfully used or disclosed alleged trade secrets of former employers.

Many Transcept employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. Although no claims against Transcept are currently pending, Transcept may be subject to claims that these employees or Transcept itself have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If Transcept fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability of Transcept to commercialize certain potential products, which could severely harm its business. Even if Transcept is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If Transcept agreements with employees, consultants, advisors and corporate partners fail to protect its intellectual property, proprietary information or trade secrets, it could have a significant adverse effect on Transcept.

Transcept has taken steps to protect its intellectual property and proprietary technology, by entering into confidentiality agreements and intellectual property assignment agreements with its employees, consultants, advisors and corporate partners. Such agreements may not be enforceable or may not provide meaningful protection for Transcept trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Transcept may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and Transcept does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. Furthermore, the laws of some foreign countries may not protect Transcept intellectual property rights to the same extent as do the laws of the United States.

Risks Related to the Combined Company

In determining whether you should approve the merger, the issuance of shares of Novacea common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Novacea” and “Risk Factors—Risks Related to Transcept,” which will also apply to the combined company.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the ability of the combined company to obtain regulatory approvals for Intermezzo® or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	issues in manufacturing the combined company’s approved products, if any, or product candidates;

•	the results of the combined company’s current and any future clinical trials of its product candidates;

•	the entry into, or termination of, key agreements, including key commercial partner agreements;

•

the initiation of, material developments in, or conclusion of litigation to enforce or defend any of the combined company’s intellectual property rights or defend against the intellectual property rights of others;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the insomnia market, including with respect to other products and potential products in such market;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

•	the loss of key employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•	future sales of the combined company’s common stock;

•	general and industry-specific economic conditions that may affect the combined company’s research and development expenditures;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Anti-takeover provisions in the combined company charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined company stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of outstanding combined company voting stock from merging or combining with the combined company. Although Novacea and Transcept believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Novacea and Transcept have never paid dividends on their capital stock, and do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

Novacea and Transcept have paid no cash dividends on any of their classes of capital stock to date, and the current expectation is that the combined company will retain its future earnings to fund the development and growth of the combined company business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined company stock price to decline.

If existing stockholders of Novacea and Transcept sell, or indicate an intention to sell, substantial amounts of combined company common stock in the public market after the post-merger lock-up and other legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of September 30, 2008, and assuming the net cash, less certain liabilities, of Novacea at a date that is 10 days before closing is between $83.5 million and $84.5 million, upon completion of the merger of Novacea and Transcept, the combined company is expected to have outstanding a total of 72.0 million shares of common stock. Of these shares, only 16.0 million shares of common stock will be freely tradable, without restriction, in the public market.

The lock-up agreements entered into between each of Transcept and Novacea and certain of each other’s securityholders provide that 50% of the shares subject to the lock-up restrictions will be released from such restrictions three months from the closing date, and the remainder of the shares subject to such restrictions will be released six months from the closing date. After the last period of the lock-up agreements expire, based on shares outstanding as of September 30, 2008, up to an additional 41.1 million shares of common stock will be eligible for sale in the public market, 29.4 million of which will be held by directors, executive officers of the combined company and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 7,622,034 shares of common stock that are subject to outstanding options of Transcept as of September 30, 2008 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of combined company common stock could decline.

If the ownership of the combined company common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.

Executive officers, directors of the combined company and their affiliates are expected to beneficially own or control approximately 46% of the outstanding shares of combined company common stock following the completion of the merger (after giving effect to the exercise of all outstanding vested and unvested options and warrants). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of combined company common stock due to investors’ perception that conflicts of interest may exist or arise.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus/information statement and the documents incorporated by reference into this joint proxy statement/prospectus/information statement contain forward-looking statements of Novacea and Transcept, which for Novacea, as a reporting company under the Securities Exchange Act of 1934, as amended, are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Novacea to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “may,” “will,” “project,” “might,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “could,” “would,” “strategy,” “plan,” “continue,” “pursue,” or the negative of these words or other words or expressions of similar meaning. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and closing of the merger, our ability to solicit a sufficient number of proxies to approve the merger and other matters related to the consummation of the merger.

For a discussion of the factors that may cause Novacea, Transcept or combined company actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Novacea and Transcept to complete the merger and the effect of the merger on the business of Novacea, Transcept and the combined company, see “Risk Factors” beginning on page 19.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Novacea. See “Where You Can Find More Information” beginning on page 236.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Novacea, Transcept or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Except as otherwise required by law, Novacea and Transcept do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF NOVACEA STOCKHOLDERS

Date, Time and Place

The special meeting of Novacea stockholders will be held on             , at                      commencing at              local time. Novacea is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Novacea board of directors for use at the Novacea special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Novacea on or about                      , 2008.

Purposes of the Novacea Special Meeting

The purposes of the Novacea special meeting are:

1. To consider and vote upon a proposal to approve the issuance of Novacea common stock and the resulting change in control of Novacea pursuant to the Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, by and among Novacea, Pivot Acquisition, Inc. and Transcept, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement.

2. To approve the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, as described in this proxy statement/prospectus/information statement.

3. To approve the amended and restated certificate of incorporation of Novacea to change the name “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.”

4. To consider and vote upon an adjournment of the Novacea special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Novacea Proposal Nos. 1, 2 and 3.

5. To transact such other business as may properly come before the Novacea special meeting or any adjournment or postponement thereof.

Recommendation of the Novacea Board of Directors

•

The Novacea board of directors has determined and believes that the issuance of shares of Novacea common stock pursuant to the merger and the resulting change in control is advisable to, and in the best interests of, Novacea and its stockholders and has approved such items. The Novacea board of directors recommends that Novacea stockholders vote “FOR” Novacea Proposal No. 1 to approve the issuance of shares of Novacea common stock in the merger and the resulting change in control.

•

The Novacea board of directors has determined and believes that it is advisable to, and in the best interests of, Novacea and its stockholders to approve the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, as described in this proxy statement/prospectus/information statement. The Novacea board of directors recommends that Novacea stockholders vote “FOR” Novacea Proposal No. 2 to approve the amendment to the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, as described in this proxy statement/prospectus/information statement.

•

The Novacea board of directors has determined and believes that the amended and restated certificate of incorporation of Novacea to change the name of Novacea to “Transcept Pharmaceuticals, Inc.” is advisable to, and in the best interests of, Novacea and its stockholders and has approved such name change. The Novacea board of directors recommends that Novacea stockholders vote “FOR” Novacea Proposal No. 3 to approve the name change.

•

The Novacea board of directors has determined and believes that adjourning the Novacea special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Novacea

Proposal Nos. 1, 2 and 3 is advisable to, and in the best interests of, Novacea and its stockholders and has approved and adopted the proposal. The Novacea board of directors recommends that Novacea stockholders vote “FOR” Novacea Proposal No. 4 to adjourn the Novacea special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Novacea Proposal Nos. 1, 2 and 3.

Record Date and Voting Power

Only holders of record of Novacea common stock at the close of business on the record date,                     , are entitled to notice of, and to vote at, the Novacea special meeting. There were approximately          holders of record of Novacea common stock at the close of business on the record date. At the close of business on the record date,             shares of Novacea common stock were issued and outstanding. Each share of Novacea common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Novacea” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Novacea to be the beneficial owners of more than 5% of the outstanding shares of Novacea common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the board of directors of Novacea for use at the Novacea special meeting.

If you are a stockholder of record of Novacea as of the record date referred to above, you may vote in person at the Novacea special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Novacea special meeting, Novacea urges you to vote by proxy to ensure your vote is counted. You may still attend the Novacea special meeting and vote in person if you have already voted by proxy. As a stockholder of record:

•	to vote in person, come to the Novacea special meeting and Novacea will give you a ballot when you arrive.

•

to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Novacea before the Novacea special meeting, Novacea will vote your shares as you direct.

•

to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by             , Pacific Time on to be counted.

If your Novacea shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Novacea shares. If you do not give instructions to your broker, your broker can vote your Novacea shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the NASDAQ Global Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Novacea shares will be treated as broker non-votes. It is anticipated that Novacea Proposal Nos. 1, 2 and 3 will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Novacea special meeting and at any adjournments or postponements of the Novacea special meeting in accordance with the instructions contained in the proxy. If a holder of Novacea common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Novacea Proposal No. 1 to approve the issuance of shares of Novacea common stock in the merger, and for the resulting change in control; “FOR” Novacea Proposal No. 2 to approve the amended and restated certificate of incorporation of Novacea effecting the reverse stock split described in this proxy statement/prospectus/information statement; “FOR” Novacea Proposal No. 3 to approve the amended and restated certificate of incorporation of Novacea to change the name of “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.”; “FOR” Novacea Proposal No. 4 to adjourn the Novacea special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Novacea Proposal Nos. 1, 2 and 3 in accordance with the recommendation of the Novacea board of directors.

Novacea stockholders of record, other than those Novacea stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Novacea special meeting in one of three ways. First, a stockholder of record of Novacea can send a written notice to the Secretary of Novacea stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Novacea can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Novacea can attend the Novacea special meeting and vote in person. Attendance alone will not revoke a proxy. If a Novacea stockholder of record or a stockholder who owns Novacea shares in “street name” has instructed a broker to vote its shares of Novacea common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Novacea special meeting of the holders of a majority of the shares of Novacea common stock outstanding and entitled to vote at the Novacea special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Novacea Proposal Nos. 1 and 4 requires the affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting. Approval of Novacea Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Novacea common stock having voting power outstanding on the record date for the Novacea special meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes. Broker non-votes will have the same effect as “AGAINST” votes for Novacea Proposal Nos. 2 and 3. For Novacea Proposal Nos. 1 and 4, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Novacea special meeting.

At the record date for the Novacea special meeting, the directors and executive officers of Novacea beneficially owned approximately     % of the outstanding shares of Novacea common stock entitled to vote at the Novacea special meeting, and the directors and executive officers of Novacea owning these shares are subject to voting agreements. Each stockholder that entered into a voting agreement has agreed to vote all shares of Novacea common stock owned by him as of the record date in favor of the approval of the merger agreement and the transactions contemplated thereby and any action in furtherance of the foregoing, and against any matter that would result in a breach of the merger agreement by Novacea and any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the transactions contemplated by the merger agreement. As of September 30, 2008, entities affiliated with New Enterprise Associates own approximately 18.94% of Novacea common stock outstanding and other entities affiliated with New Enterprise Associates own approximately 14.07% of Transcept common stock outstanding on an as-converted to common stock basis. Other than the entities affiliated with New Enterprise Associates, as of September 30, 2008, Transcept is not aware of any affiliate of Transcept owning any shares of Novacea common stock entitled to vote at the Novacea special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Novacea may solicit proxies from Novacea stockholders by personal interview, telephone, telegram or otherwise. Novacea has retained MacKenzie Partners, Inc. to solicit proxies for a fee of approximately $12,500 plus reimbursement of out-of-pocket expenses. Novacea and Transcept will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card, provided, however, that Transcept will not be obligated to pay in excess of an aggregate amount of $125,000 of such costs. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Novacea common stock for the forwarding of solicitation materials to the beneficial owners of Novacea common stock. Novacea will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Novacea board of directors does not know of any business to be presented at the Novacea special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Novacea special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the merger agreement. While Novacea and Transcept believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the merger agreement, including the merger agreement attached as Annex A, the opinion of Cowen attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Novacea

In November 2007, Novacea ended its ASCENT-2 Phase 3 clinical trial of its lead product candidate, Asentar™, for the treatment of androgen-independent prostate cancer due to an unexplained imbalance of deaths between the treatment and control arms of the trial. At that time Novacea also suspended enrollment in its Phase 2 clinical trial of Asentar™ for the treatment of advanced pancreatic cancer and other trials involving the use of Asentar™. Additionally, in November 2007, the United States Food and Drug Administration, or FDA, placed a hold on the existing Investigational New Drug application submitted by Novacea, or IND, for Asentar™. Until that time, Asentar was the Novacea lead product candidate and one of only two product candidates in its development pipeline.

Due primarily to the termination of the ASCENT-2 Phase 3 clinical trial in November 2007 and management’s assessment of the diminished prospects for future clinical development of Asentar, even in a situation where the FDA would release the clinical hold on the Asentar IND, in December 2007, at the direction of the board of directors, Novacea management presented to the board its preliminary assessments of a variety of strategic alternatives that Novacea could pursue, including in-licensing product candidates to expand the Novacea product candidate portfolio, continuing to develop Asentar in oncology or other indications if the FDA’s clinical hold on the Asentar IND was released or evaluating potential strategic business combinations to strengthen the resources and potential stockholder value of Novacea. Novacea management reviewed for the board of directors these potential options for strategic alternatives, and provided a preliminary assessment of the advantages and disadvantages associated with each alternative. Following the presentation, the Novacea board of directors directed Novacea management to identify, evaluate and recommend opportunities to expand the Novacea product portfolio and to continue to explore other strategic alternatives available to Novacea, while pursuing the removal of the clinical hold on Asentar and assessing its viability for further clinical development. Given the Novacea current product candidates, clinical expertise and research and development history, the board of directors of Novacea initially determined that management should focus on opportunities relating to oncology. In December 2007, Novacea retained Latham & Watkins LLP as special legal counsel to assist Novacea in any strategic transaction that might occur.

Beginning in January 2008 and continuing through April 2008, Novacea management began a process of identifying and evaluating potential product acquisitions and licensing opportunities that might be added to the Novacea oncology portfolio. As the process continued, Novacea management began to concurrently identify and consider companies that might be candidates for a strategic business combination, also in the field of oncology. Novacea eventually screened a broad range of opportunities for product in-licensing or business combination transactions. Novacea also engaged in non-confidential discussions with several oncology companies to gauge preliminary interest in a potential strategic business combination.

On February 11, 2008, Novacea engaged Cowen and Company, LLC, or Cowen, to act as exclusive financial advisor to Novacea in connection with its general financial strategy and planning. Cowen was engaged to assist Novacea in analyzing the business, operations, properties, financial condition and prospects of Novacea and potential business partners and developing a general strategy for accomplishing either an acquisition or sale transaction. In such capacity as financial advisor, Cowen agreed to advise Novacea as to strategies and tactics for negotiations and the financial form and structure related to an acquisition or sale transaction.

On March 20, 2008, the Novacea board of directors met to discuss management’s progress and efforts to identify and evaluate product candidates for in-licenses of additional products and candidates for a potential corporate strategic transaction, in particular companies interested in pursuing a business combination with Novacea. At the meeting, Novacea management presented to the Novacea board of directors regarding the results of management’s preliminary efforts to gauge interest regarding a potential strategic transaction through initial discussions with various potential strategic transaction candidates identified in collaboration with Cowen. Management delivered recommendations regarding primary scientific and financial criteria to be included in a screening process to be undertaken by Novacea to identify candidates for a strategic transaction in the oncology sector and reviewed the status of management’s discussion with companies that management had identified as candidates. The criteria included the size, competitive landscape, unmet need and other market factors affecting the companies’ programs, as well as the clinical progress and risk assessment of the potential partners’ lead compounds. Financial criteria included the financing history, valuation and cash position of the potential strategic transaction candidates.

On April 2, 2008, the Novacea board of directors met to discuss the discussions with and diligence of certain potential strategic transaction partners by Novacea. Novacea management provided an overview for the board of directors of the current landscape with respect to certain private and public oncology companies.

Based on information provided in part by Cowen, the overview of these companies included the needs and abilities of private oncology companies to go public and raise capital, the needs and abilities of public oncology companies to raise additional capital in the public market and the general financial condition and timing of oncology companies in need of funding. Novacea management summarized the market capitalizations and valuations of the oncology companies that could be considered potential strategic transaction partners by Novacea and the potential impact on ownership of Novacea stockholders in a combined company as a result of these market capitalizations and valuations. Management highlighted for the Novacea board of directors the overall profile of these companies, including stages of development of their lead product candidate or candidates and each of their therapeutic targets, drivers for the technologies being developed and other general business plans. With input from Cowen, management reviewed for the Novacea board of directors the recent initial public offerings and merger and acquisition transactions of oncology companies generally. In conjunction with this review, the Novacea board of directors reviewed the valuation metrics provided by Cowen for public oncology companies, which included an analysis of lead product candidates, composition of management, equity values, enterprise values, value comparisons against other oncology companies, cash needs, financial statements and stock price performances.

At the April 2, 2008 meeting, management also provided a report to the board of directors of certain operational matters for Novacea. This report included the need of Novacea, as had been previously discussed by the board of directors, to acquire a late stage product candidate to improve stockholder value in the relatively near term, as opposed to an early-stage product candidate that would require a more substantial capital investment and a longer development timeline. Management and the board of directors also reviewed the Asentar™ clinical trial data, the efforts of management to remove the clinical hold on Asentar™ and the exploration by management of any other development opportunities for Asentar™.

At the April 2, 2008 meeting, management presented the board of directors with the following scenarios associated with the various strategic alternatives being considered by the board of directors:

•

rebuilding the operations of Novacea to continue the potential development of Asentar™ in other as-yet-unproven indications, and the time, risks, costs and potential benefits that might be associated with doing so;

•

rebuilding the operations of Novacea and in-licensing a product candidate for development in light of the presently limited capabilities of Novacea in the oncology sector, competition for in-licensing candidates, typical terms (including up-front cash payments) and the ongoing costs, risks and potential benefits that might be associated with in-licensing a product candidate; and

•

combining with another oncology company with one or more late-stage product candidates, as a means of combining the cash and public company status of Novacea with the product candidates of another company.

Following the discussions at the April 2, 2008 meeting, the board of directors determined to continue to develop and evaluate strategic alternatives, including in-licensing opportunities, for consideration by the board of directors.

On April 4, 2008, because of the termination of the ASCENT-2 trial, Schering-Plough Corporation, or Schering, the company with which Novacea had entered into in May 2007, an exclusive worldwide License, Development and Commercialization Agreement, or the Collaboration Agreement, for the development and commercialization of Asentar™, delivered written notice of its termination of the Collaboration Agreement, effective as of April 4, 2008. Schering elected to terminate the Collaboration Agreement based on its determination, related to the termination of the ASCENT-2 Phase 3 clinical trial, that there had been a technical failure related to Asentar™. Upon termination of the Collaboration Agreement, the licenses and other rights granted by Novacea to Schering pursuant to the Collaboration Agreement terminated and Schering became responsible for conducting an orderly wind-down of all ongoing development activities with respect to Asentar™ and making all payments due to Novacea and any other third parties with respect to Asentar™, pursuant to the terms of the Collaboration Agreement. Following the Schering decision to terminate the Collaboration Agreement, Novacea had no third party collaborations for the development of its product candidates. Novacea had limited its development efforts for its only other product candidate, AQ4N, based on the determination that given the very early stage of development of AQ4N, the need for further and more extensive development, and the expiration of Novacea patent claims for AQ4N in 2010, it was not prudent to continue to develop fully the product candidate.

On April 16, 2008, the Novacea board of directors formed a Strategic Planning Committee of the board of directors, or the SPC, to evaluate potential strategic alternatives Novacea may wish to pursue. The SPC was comprised of Daniel M. Bradbury, Judith A. Hemberger, Ph.D. and Frederick J. Ruegsegger, each an independent director.

On April 30, 2008, the Novacea board of directors met to discuss the status of management’s activities to identify strategic alternatives. Novacea management provided an overview to the Novacea board of directors with a summary of certain expressions of interest that Novacea had received from oncology companies indicating an interest in exploring either a strategic combination with Novacea or licensing oncology product candidates to Novacea. At that time, Novacea received non-binding, preliminary expressions of interest from a few public oncology companies, each of whom proposed to enter into a transaction with Novacea at valuations or structures that were considered by Novacea management, in consultation with Cowen, not to be viable in the context of the then-current market value of Novacea stock. Novacea also received letters of inquiry from a few other public oncology companies regarding some form of transaction with Novacea, but those expressions of interests were not specific as to structure or material terms. Novacea management expressed to the board of directors its assessment that the companies expressing interest in a transaction with Novacea appeared to have poor and/or deteriorating financial conditions, significant regulatory risks, negative or uncertain clinical trial results or other identifiable risks associated with a lead product candidate. Accordingly, the Novacea board of directors determined that none of these letters of inquiry presented viable strategic alternatives for consideration by Novacea. Based on the investigations, negotiations and diligence conducted through April 30, 2008, a determination that the available oncology development prospects were not sufficiently attractive, the costs, time and risks associated with oncology development generally, and the limited prospects for Asentar and AQ4N, Novacea management then recommended to the board that Novacea engage in a process with Cowen to expand the scope of its efforts beyond oncology. Novacea determined that pursuing the possibility of combining Novacea resources with a company with a strong vision, an experienced management team, a relatively favorable risk and reward profile and a late-stage asset—not necessarily limited to the field of oncology—was in the best interests of Novacea stockholders.

Based on the recommendations of Novacea management and in consultation with Cowen, the SPC then established metrics and criteria for assessing potential strategic transaction candidates. The primary criteria are reflected below. In addition, the SPC, in in consultation with Novacea management and Cowen, approved a structured process designed to assure broad, criteria-based decision making, on a timeline established by the SPC. This process was designed to provide a thorough examination of strategic alternatives with a reasonable time frame, and consisted of the following elements:

•

Written summary of strategic opportunities for combination with Novacea prepared and provided to multiple targeted U.S. and foreign companies, including public and private companies and those focused on oncology as well as those pursuing other human therapeutic areas;

•	Invitations to exchange non-confidential information;

•	Confidentiality agreements, discussions and exchanges of preliminary due diligence, with a narrowed group of companies;

•	Written, non-binding indications of interest, with material terms;

•

Selection by Novacea management, following discussion with Cowen, of a short list of candidates that, based on preliminary diligence and indicators, appeared best to meet the criteria for more extensive due diligence and review by management and potential recommendation to the SPC and board of directors in light of proposed terms and diligence to date;

•

Based on guidance from the SPC and the board of directors, management further narrowed the list of companies for detailed diligence and recommendations for negotiations and final diligence, to be followed by presentations by management teams of such companies to the board of directors; and

•

Selection by the board of directors of the company that the board of directors had determined appeared to be the most compelling potential strategic partner, subject to successful conclusion of negotiated terms and conditions and in a definitive merger agreement.

From April through June 2008, Novacea management met frequently, and at least weekly, to review the status of its work related to strategic alternatives consistent with the objectives and timeline described above. Management also consulted frequently with Cowen and the SPC, which approved metrics and criteria for the evaluation of potential companies with which Novacea would consider a strategic relationship. In principle, those metrics and criteria centered around identifying a therapeutic pharmaceutical company, regardless of therapeutic area of focus, which offered the best combination of:

•	A lead product candidate in late stages of development;

•	In an area of significant market opportunity and unmet medical need;

•	With an experienced management team capable of executing a thoughtful vision;

•

Where the cash resources of the combined company should be sufficient, based on projections, to finance the combined company’s operations at least to completion of a significant milestone with the potential to create additional value, positioning the combined company to obtain additional capital, if needed; and

•	The prospect for a meaningful increase in stockholder value within approximately two years.

In May 2008, to preserve its capital and in light of the clinical trial results, the board of directors, on the recommendation of Novacea management, approved further limiting development activities on Asentar™ and directed management to do the following: wind-down and finalize the analysis of the ASCENT-2 Phase 3 clinical trial; prepare a complete response to the FDA regarding the release of the clinical hold on the Asentar™ IND and meet with the ASCENT-2 clinical trial investigators during the American Society of Oncology meeting in June 2008. Additionally, to conserve resources, the board of directors approved limiting AQ4N development efforts to focus on completing the necessary activities on the Phase 1b portion of the Phase 1b/2a glioblastoma multiforme trial for AQ4N, which had completed enrollment, and placing the Phase 2a portion of the trial on hold prior to patient enrollment.

Further, in May 2008, the board of directors of Novacea authorized a restructuring plan with the goal of reducing spending by Novacea while maintaining the capabilities needed to conduct the reduced activities related to Asentar and AQ4N, to maintain its operations and to evaluate potential strategic alternatives. The restructuring plan provided for a reduction of approximately 60% of the Novacea workforce over a period of the immediately following three months.

Also in May 2008, as part of the strategic process described above, the Novacea management team continued to provide a non-confidential overview of Novacea to companies that were interested in considering a potential strategic transaction, and entered into confidentiality arrangements when warranted by mutual interest.

During May and June 2008, Novacea management continued its regular, at least weekly meetings to review and evaluate, with the help of Cowen, prospective candidates for a strategic transaction. If a company appeared, based on preliminary information to meet Novacea criteria and metrics, one or more members of Novacea management would meet directly with, and receive a detailed presentation from, a potential strategic partner’s management team.

On June 30, 2008, following the date requested for receipt of written nonbinding expressions of interest with material terms identified, the SPC met to discuss the Novacea strategic alternatives and a list of nine prospective companies provided by management, including Transcept, each of which had indicated an intent in pursuing negotiations to complete a merger transaction and each of which had entered into a nondisclosure agreement with Novacea. Management reviewed for the SPC the process by which Novacea and Cowen had received numerous written letters of interest from potential strategic partners. Management and Cowen then provided a summary of the companies that Novacea management, in consultation with Cowen, had placed on its list of potential strategic partners with the best fit to the Novacea criteria on the basis of their distinct therapeutic focus, platform, pipeline, alliances, stage of development, management teams and valuation. Management then provided the SPC with its assessment in more detail of each of the potential strategic partners that were on that list of potential strategic partners with the best fit to the Novacea criteria, noting both opportunities and risks associated with each such company in terms of these criteria; its view based on diligence conducted to date; items for further diligence; and other factors. Specifically, Novacea management informed the SPC that a few of the companies being considered, but not all, had active, experienced and complete or substantially complete management teams. Novacea management also highlighted that some of the companies in the group of nine had late stage product candidates with lower regulatory risks, and others were in the early stages of clinical development and would require significant additional capital to complete the clinical trial and regulatory process. Novacea management discussed the product pipelines, proof of concept status, industry validation as recognized by existing alliances, current and planned clinical trials and competitive landscape of each of the companies. Management also presented to the SPC the relevant market opportunities for the product candidates of each of the companies, and highlighted that some of the companies, in the judgment of Novacea management, were more attractive opportunities than others. Following the presentation by Novacea management, the SPC presented to the board of directors a summary and analysis of strategic partner candidates reviewed by management, including a recommendation that five of the companies be eliminated from consideration because the strategic opportunities presented by the companies were not as compelling and the risks associated with them—including some or all of the risks regarding the management team, the stage of clinical development of the lead product candidate, intense competition in the target market, significant regulatory risk and a limited market opportunity—outweighed any potential benefit of more extensive due diligence evaluation as viable candidates for a strategic transaction with Novacea based on the criteria previously identified by the board of directors and SPC.

On July 1, 2008, the Novacea board of directors met and reviewed the time line for Novacea to make a submission to the FDA and the prospects for the FDA taking action to remove the clinical hold on the Asentar™ IND, as well as the termination of all development activities and clinical trials. Management also reviewed with the board of directors the discussion that the SPC had relating to the numerous letters of interest Novacea had received from potential strategic partners. Management then summarized the companies that the SPC, based on the recommendations of the management team and following consultation with Cowen, had included on its list of potential strategic partners with the best fit to the Novacea criteria, and the factors considered at the prior day’s meeting of the SPC. Management then again reviewed for the board of directors each of these potential strategic partners in more detail, noting both opportunities and risks associated with each such company, as discussed above. The Novacea board of directors provided feedback to management on which of these potential strategic partners to pursue or possibly eliminate from consideration. After the management presentation, the Novacea board of directors agreed with the SPC and Novacea management that discussions should continue with four candidates, and the five remaining companies should be eliminated from consideration. The Novacea board of directors concluded that the relative risks associated with these remaining five companies, as discussed above, did not outweigh the potential opportunities and value for the Novacea stockholders relative to the four finalist companies. Accordingly, Novacea did not advance with any further diligence or negotiation with any of these five companies.

After full discussion, the board of directors directed Novacea management to conduct further financial, business and scientific due diligence and evaluation with respect to the four finalists — Transcept and three other companies, which are referred to as Company A, Company B and Company C — as the primary candidates to pursue for more extensive due diligence evaluation for a strategic transaction with Novacea based on the criteria previously identified by the board of directors and the SPC. Applying the criteria described above, and weighing the risks associated with each company against the opportunities and potential value for Novacea stockholders, the Novacea board of directors believed that one or more of the following factors weighed in favor of each of these four companies: the capital needs of the company relative to its next significant milestone, the relative need to raise additional funding prior to achieving commercial launch of a product, the relative risk of the technology and the clinical trials and regulatory approval needs, the strength of the management team, the competitive landscape, the relative ownership or other attributes of the company’s offer to Novacea. In addition, Novacea management believed the following about the four finalists:

•

Company A. Management believed that Company A had a strong leadership team and an experienced chief executive officer, with a pipeline for discovery of further product candidates. Company A had a lead product candidate that had the potential for a medium to large market opportunity, though not in an indication for a serious disease, and demonstrated a reduced development risk compared to the majority of the other companies under evaluation because of the nature and application of the product candidate being developed by Company A. Management also believed, however, that the agreements and related programs that Company A had established with its partners materially reduced the potential economic return for stockholders of Company A. Management also believed that the clinical risks of the Company A product candidate were somewhat high given the stage of the associated clinical trials of Company A.

•

Company B. Management believed that Company B had an experienced and effective chief executive officer in its area of focus. Company B had a late stage product candidate with an NDA filed and an FDA action date upcoming. Thus, management believed that Company B had a relatively low regulatory risk. Management believed, however, that Company B had a relatively complicated product using a generic formulation of an existing drug, with a high projected cost in a highly competitive and genericized market. Management also believed that Company B did not have a discovery pipeline for future products after its second product candidate.

•

Company C. Management believed that the most attractive attribute of Company C was that its lead product candidate would serve a large market with a proven need for a new therapeutic product. Management also believed, however, that Company C faced intense competition, that it did not have a product pipeline or platform, that it faced a high cost to complete its clinical trials and would need more capital to do so than the combined company would have available upon completing a transaction, and that it had a regulatory risk higher than the other candidates. Additionally, Company C carried a significant amount of debt on its balance sheet and faced near-term cash flow pressures.

•	Transcept. Management provided the assessment of Transcept and highlighted the opportunities and risks as set forth in the section below entitled “The Merger—The Novacea Reasons for the Merger.”

As a part of the evaluation process, the board of directors reviewed the affiliations of certain of the Novacea directors with board members and venture fund investors in certain of the strategic partners and directed the SPC, comprised solely of independent directors without potential conflicts of interest related to the strategic partners, to continue to work with Novacea management to evaluate the potential strategic partners and report their findings to the full board of directors. A representative from Latham & Watkins LLP reviewed with the board members their fiduciary duties in considering and evaluating the potential transactions. Any Novacea director that had a financial interest in a company making presentations, either directly or through an affiliate, recused himself or herself during the discussions regarding that company. With respect to Transcept, Michael Raab, a Novacea director and partner of NEA, recused himself from all discussions and deliberations regarding Transcept, and ultimately did not participate in the meeting of the board of directors to approve the transaction with Transcept, as a result of the financial interest of NEA in Transcept.

Historical Background for Transcept

In January 2008, Transcept management began efforts to raise a new round of private equity financing from outside venture capital firms and other sources. As a result of these efforts, which continued through May 2008, Transcept management and its board of directors determined that, due to a number of factors, including adverse market conditions and the stage of development of Transcept, obtaining financing from an unaffiliated third party on attractive terms had proved to be challenging. In May and June 2008, Transcept management began evaluating alternatives to a third party equity financing, including a round of financing in which only existing Transcept investors would participate, or a “reverse merger” transaction with a publicly held company with cash resources that could be used to finance the development and commercialization of the product candidates of Transcept.

Background of Development of Transaction Between Novacea and Transcept

On April 10, 2008, Transcept management met with Cowen during which Cowen discussed the possibility of a strategic transaction between Novacea and Transcept.

In May 2008, Transcept, through its financial advisor, Merrill Lynch & Co., or Merrill Lynch, requested that Cowen schedule a meeting with members of the Novacea management to discuss the possibility of a merger transaction between Transcept and Novacea.

On May 21, 2008, Cowen delivered to Transcept a letter which described the process and timing for the submission by Transcept and other company candidates of a preliminary indication of interest in a transaction with Novacea.

On May 26, 2008, Novacea requested that interested parties submit a non-binding preliminary indication of interest, with material terms identified, to Cowen by June 26, 2008.

On May 28, 2008, Transcept and Novacea signed a confidentiality agreement and representatives of Novacea management began meeting with Transcept management to discuss a potential transaction.

On June 17, 2008, Novacea management met with Transcept management to discuss the Transcept business and to review certain corporate and business records. These records consisted primarily of patents, material agreements, reports and documents related to the Transcept clinical trials, regulatory submissions to the FDA, minutes of meetings between Transcept representatives and the FDA, financial statements, capitalization tables, debt documents, tax filings and reports, marketing materials and business plans prepared by Transcept.

On June 22, 2008, members of the Transcept board of directors and Transcept management met by teleconference with representatives of Merrill Lynch to discuss the terms of a proposed preliminary indication of interest regarding a merger transaction to be submitted to Cowen on behalf of Novacea.

On June 26, 2008, Transcept submitted a non-binding, preliminary indication of interest to Cowen. The indication of interest provided that Transcept was prepared to propose a stock-for-stock merger whereby Novacea stockholders and optionholders would retain 35% of the combined entity on a fully-diluted basis, assuming that Novacea had a net cash balance, less certain liabilities, at the time of closing of $85 million, and that Novacea would be entitled to appoint two directors to the board of directors of the combined company.

From those expressing interest in writing, Novacea management, in discussion with Cowen, analyzed and identified a list of potential companies for a strategic transaction that best fit the Novacea criteria, based on the proposed terms submitted, due diligence conducted to date, and consideration of the factors and metrics for the selection of a possible transaction party. That list was comprised of nine companies, including Transcept, as discussed above, with which Novacea could consider a strategic transaction. Management prepared a presentation on these nine companies for the SPC.

As part of the SPC’s meeting on June 30, 2008 referenced above, the SPC discussed and analyzed a potential transaction with Transcept, as well as the matters discussed above.

On July 1, 2008, as part of the meeting of the Novacea board of directors referenced above, the Novacea board of directors agreed that further financial, business and scientific due diligence and evaluation should be pursued with respect to four companies, as discussed above, including Transcept, as the candidates which presented the most compelling attributes for a strategic transaction.

On July 1, 2008, Novacea management notified Transcept management that Transcept was one of four companies with which Novacea intended to proceed with additional discussions and detailed due diligence sessions.

During July and August 2008, Novacea management conducted financial, business and scientific due diligence on each of the four companies that the Novacea board of directors had directed Novacea management to evaluate. These records consisted of patent materials, key agreements, reports and documents related to the Transcept clinical trials, financial statements, marketing materials and business plans prepared by Transcept.

On July 7, 2008, Novacea management met with Transcept management to review certain corporate and business records and to discuss the business, prospects, opportunities of Transcept as well as important near term events.

During July 2008, Novacea continued parallel discussions with Transcept, and with the three other companies identified by Novacea management and the board of directors for final stage evaluation regarding a potential business combination. During this time, each of Novacea and Transcept conducted detailed due diligence investigations of the other company.

On July 30 and 31, 2008, management representatives from each of the four finalist companies presented to the full Novacea board of directors and answered questions from the board of directors of Novacea. At that meeting, representatives of Transcept gave a presentation regarding its business, including a rationale and analysis for a merger of Novacea and Transcept. Any Novacea director that had a financial interest in a company making presentations, either directly or through an affiliate, recused himself or herself during the presentations by that company.

During the evening of July 31, 2008, representatives of management of Novacea and Transcept met to discuss key terms of a proposed transaction. After considering the information made available to them, the Novacea board of directors identified Transcept as the prospective strategic partner which represented the best strategic opportunity for Novacea and its stockholders, taking all of the previously identified metrics into account, and based in part on its assessment of the following factors:

•

Clinical and Regulatory Risk. Transcept had relatively little clinical risk as it had completed its Phase III trials, and had its NDA in draft form for submission to the FDA in the third quarter of 2008. Company A had not completed the requisite clinical trials for its lead product candidate and would not do so for many months. Company A also needed to prove that its product candidate was more effective than currently marketed drugs for the same indication. While Company B had little clinical risk and its NDA was already on file, it still faced some regulatory risks as the FDA had not approved its product candidate and any regulatory response other than approval could significantly jeopardize the value of a transaction. Company C had not completed the requisite clinical trials for its lead product candidate and did not plan to do so for many months.

•

Cash Requirements and Financial Condition. The net cash, less certain liabilities, projected to be available to the combined company would allow the combined entity to take Intermezzo® through a commercial launch. The net cash, less certain liabilities, projected to be available to the company combined with either Company A or Company C would not allow the combined company to finish its clinical trials or obtain a launch of its products. Company C also faced a significant debt burden on its balance sheet. The net cash, less certain liabilities, projected to be available to the company combined with Company B, however, would allow the combined company to launch the lead product candidate of Company B.

•

Market Opportunity. Novacea believed that Intermezzo® represented a sizeable market opportunity in an area of significant unmet need in the insomnia market generally, with a novel formulation and use of a known and approved molecule. The markets addressed by the product candidates of the other companies—each different from the other—were generally large compared to other companies that had been considered by Novacea, although Company A’s product addressed a largely cosmetic use, Company B would be competing with a number of both branded and generic drugs with its own generic formulation and Company C would face regulatory and marketing challenges around its product indication and profile.

•

Strategic Alliance Opportunity. Transcept had a clear and compelling strategy to expand its planned sales and distribution efforts in the launch of Intermezzo® through a strategic alliance with a company that has an established selling and distribution organization for primary care physicians in the United States. Novacea believed that the potential Transcept strategic alliance represented an objective milestone that could be achieved within a reasonably foreseeable time frame and that could augment existing cash resources, expand the market opportunity and provide an opportunity for value creation to Novacea stockholders. Company A had an existing strategic alliance for its lead product candidate that Novacea believed materially reduced the potential economic return to Company A. Neither Company B nor Company C had a strategic alliance for its lead product candidate and, in the view of the Novacea board of directors, neither had favorable prospects for completing a strategic alliance that would provide a comparable level of prospective value within a similar timeframe to a prospective Transcept strategic alliance.

•

Competition. While Intermezzo® faced the competition described more fully in “Transcept Business—Competition,” none of its competitors had a product labeled for middle of the night awakenings. The product candidate of Company A was competing with established products already on the market, Company B was competing with a number of generic and branded products and Company C had not established itself well enough for Novacea to gauge its competition.

•

Management. Novacea believed that while each of the companies evaluated in the final-stage of the process could be perceived as having strengths and weaknesses in its management team, the Transcept management team compared very favorably with each of the other finalists.

•	Material Terms of a Combination.

•

Transcept. When taken together with the assessment of Novacea management of the other factors related to the business, the terms proposed by Transcept for a business combination, in the judgment of Novacea, were the most attractive to Novacea and represented the best value and opportunity for Novacea shareholders. Transcept proposed that Novacea stockholders and optionholders would retain 35% of the combined entity on a fully-diluted basis, which was increased to 40% after final negotiations, assuming that Novacea had a balance of net cash, less certain liabilities, at the time of closing of $85 million, which was decreased to $84 million after final negotiations, and that Novacea would be entitled to appoint two directors to a nine person board of directors of the combined company. Novacea management believed, in consultation with Cowen, that the economic terms of this offer meant that Transcept had an implied equity value of $158.0 million based on Novacea net cash, less certain liabilities, and $122.4 million based on the market capitalization of Novacea at the time of evaluation.

•

Company A. Company A proposed that Novacea stockholders and optionholders would retain 30% of the combined entity on a fully-diluted basis, assuming that Novacea had a balance of net cash, less certain liabilities, at the time of closing of $85 million, and did not specify whether Novacea would have the right to appoint any members of the board of directors of the combined company. Novacea management believed, in consultation with Cowen, that the economic terms of this offer meant that Company A had an implied equity value of $198.0 million based on Novacea net cash, less certain liabilities, and $153.7 million based on the Novacea market capitalization at the time of the evaluation.

•

Company B. Company B proposed that Novacea stockholders and optionholders would retain 30.4% of the combined entity on a fully-diluted basis, assuming that Novacea had a balance of net cash, less certain liabilities, at the time of closing of $85 million, and that Novacea would be entitled to appoint three directors to a nine person board of directors of the combined company. Novacea management believed, in consultation with Cowen, that the economic terms of this offer meant that Company B had an implied equity value of $195.0 million based on Novacea net cash, less certain liabilities, and $151.1 million based on the Novacea market capitalization at the time of the evaluation.

•

Company C. Company C proposed that Novacea stockholders and optionholders would retain 32.5% of the combined entity on a fully-diluted basis, assuming that Novacea had a balance of net cash, less certain liabilities, at the time of closing of $85 million, and did not specify whether Novacea would have the right to appoint any members of the board of directors of the combined company. Novacea management believed, in consultation with Cowen, that the economic terms of this offer meant that Company C had an implied equity value of $176.5 million based on Novacea net cash, less certain liabilities, and $136.8 million based on the Novacea market capitalization at the time of the evaluation.

In the course of the deliberations, the Novacea board of directors and management noted that the valuations of the four private companies were prepared by the private companies themselves, without any public market for their shares, and without negotiations by Novacea management. In addition, the Novacea board of directors and management also noted that the relative ownership percentages proposed by the four companies were relatively similar. As a result, the factors discussed above, other than the proposed deal terms, became a significant portion of the analysis conducted by the Novacea board of directors and management.

Following deliberations, the Novacea board of directors indicated its support to proceed with focused negotiations with Transcept with respect to a definitive merger agreement, and directed and authorized management to negotiate key terms related to a transaction, including an increase in the percentage ownership to be retained by Novacea stockholders, with a definitive agreement subject to approval of the board of directors. As a result, Novacea management did not negotiate any terms with Company A, Company B and Company C.

The board of directors also directed management to consult with the SPC in the course of negotiations. Michael Raab, a Novacea director and partner of NEA, recused himself from all discussions and deliberations regarding Transcept as a result of the financial interest of NEA in Transcept.

On August 1, 2008, Novacea management delivered to Transcept a letter summarizing the terms the parties had discussed on July 31, 2008. The letter proposed that the transaction between Novacea and Transcept be structured as a stock-for-stock acquisition, that Novacea stockholders and optionholders would retain 40%—rather than 35%, as was originally proposed by Transcept—of the combined entity assuming that Novacea had a balance of net cash, less certain liabilities, at the time of closing of $84 million—rather than $85 million, as was originally proposed by Transcept—and that Novacea would be entitled to appoint three directors—rather that two, as was originally proposed by Transcept—to a nine person board of directors of the combined company. The letter clearly provided that the Novacea proposal was contingent on the completion of business, clinical, regulatory, legal and other due diligence, negotiation and execution of a definitive agreement, and approval by the stockholders of both Novacea and Transcept.

On August 1, 2008, Transcept entered into a formal engagement letter with Merrill Lynch to act as exclusive financial advisor to Transcept in connection with a proposed merger with Novacea.

On August 3, 2008, the Transcept board of directors met by teleconference and reviewed the proposed terms of a merger with Novacea, including the proposed terms identified in the August 1, 2008 letter of intent from Novacea. Representatives of Merrill Lynch presented on the terms and timing of the proposed transaction and provided an overview of comparable transactions and their post-completion market performance. Merrill Lynch further provided an analysis where it viewed the proposed merger with Novacea as a funding event, and evaluated the potential impact on long-term stockholder value based on the ability of Transcept to attain operational and commercial milestones, including the filing of an NDA for Intermezzo®, NDA approval and the launch of Intermezzo®. Representatives from Wilson Sonsini Goodrich & Rosati, P.C. reviewed with the Transcept board members various legal considerations, including regarding their fiduciary duties in considering and evaluating the potential transaction. Following the presentations and discussion by board members, the board of directors of Transcept authorized Transcept management and its outside legal counsel to continue discussions related to a potential merger with Novacea and to negotiate deal terms and definitive documentation related thereto, subject to approval of the final deal terms and definitive documentation by the Transcept board of directors.

On August 5, 2008, representatives of management of Novacea and Transcept and their respective outside legal counsel and financial advisors met at the offices of Latham & Watkins LLP in San Francisco, California to negotiate key terms of the proposed transaction.

On August 8, 2008, the Novacea board of directors met and reviewed the process by which Novacea and Transcept had agreed in principle to certain basic terms of an agreement by which Novacea would acquire all of the outstanding common stock of Transcept in a transaction intended to qualify as a tax-free reorganization, pursuant to which Novacea stockholders and optionholders would hold 40% of the outstanding stock of the combined entity on a fully-diluted basis, and Transcept stockholders, warrantholders and optionholders would hold the remaining 60%, subject to certain potential adjustments. Novacea management presented on, among other things, the form of transaction with Transcept, purchase price, stockholder approvals, due diligence, conditions to execution of a definitive agreement, the timing of filing of an S-4 registration statement with the Securities and Exchange Commission, board composition, operation of the business after the signing of a definitive agreement and prior to closing, potential adjustments to the exchange ratio, conditions to a closing, representations, warranties and covenants, fees and expenses, confidentiality, lock ups, stockholder support agreements, deal protection and personnel considerations. At this meeting, the board of directors also considered alternatives to the transaction, including the potential for continued development of Asentar™ in other indications and the costs, risks and competitive aspects of doing so, the inherent and specific challenges in successfully bringing in new product opportunities via in-licensing or acquisition and the possibility of a liquidation and the risks of returning cash to stockholders. Following the presentation and consideration of alternatives, the board of directors of Novacea gave its approval to the management of Novacea and its outside legal counsel to continue discussions related to a potential merger with Transcept and to negotiate deal terms and definitive documentation related thereto, subject to approval of the final deal terms and definitive documentation by the board of directors.

From August 5, 2008 to August 29, 2008, Novacea and Transcept, together with their respective outside legal counsel, and financial advisors, continued their mutual due diligence and engaged in negotiations regarding the merger agreement, lock-up agreements and voting agreements, including potential adjustments to the exchange ratio in the merger, requirements of Novacea for net cash, less certain liabilities, termination rights and termination fees and representations and warranties and covenants of the parties. Final agreement on these and other issues was reached over the course of numerous discussions involving members of the Novacea and Transcept respective management and legal counsel.

On August 11, 2008, the Transcept board of directors met by teleconference. Representatives of Transcept management, Merrill Lynch and Wilson Sonsini Goodrich & Rosati, P.C. presented on the status of the proposed transaction, including the status of the negotiations regarding various terms of the transaction. Following the presentations and discussion by board members, the board of directors of Transcept authorized Transcept management and its outside legal counsel to continue discussions related to a potential merger with Novacea and to continue to negotiate deal terms and definitive documentation related thereto, subject to approval of the final deal terms and definitive documentation by the board of directors.

On August 20, 2008, the Transcept board of directors held a regularly scheduled meeting at which the status of the negotiations regarding the proposed transaction with Novacea was presented by Transcept management and discussed by the members of the board.

On August 22, 2008, the Novacea SPC met to review the draft of the Merger Agreement with Transcept, and to review key terms that were still being negotiated by management. These key terms included the final size and composition of the board of directors of the combined company, allocation between the parties of the expenses relating to the Novacea Form S-4 filing and certain legal terms in the definitive merger agreement. At that meeting, the SPC agreed to provide their recommendation for approval of the transaction with Transcept to the Novacea board of directors on substantially the same terms reviewed with the SPC and subject to a resolution of the open terms acceptable to Novacea.

On August 25, 2008, the board of directors of Novacea held a meeting to discuss the proposed merger with Transcept. Prior to the meeting, the board of directors of Novacea had received copies of the transaction documents and written summaries thereof. Representatives from Latham & Watkins LLP reviewed with the board members their fiduciary duties in considering and evaluating the potential transaction. Novacea management, together with representatives from Latham & Watkins LLP, summarized the terms of the merger agreement for the board of directors, including the consideration to be paid by Novacea, the representations and warranties to be made by the parties, the non-solicitation provisions, the management of the combined company following the merger, the treatment of stock options and warrants in the merger, employee benefits, conditions to each party’s obligation to complete the merger, the termination provisions of the merger agreement and the provisions governing the payment of expenses and termination fees. Representatives of Cowen reviewed with the board of directors of Novacea the financial analysis by Cowen as of that date of the consideration to be paid by Novacea in the proposed merger. Representatives of Cowen also rendered an opinion to the Novacea board of directors that, as of that date, and subject to various assumptions, qualifications and limitations, the consideration to be paid by Novacea in the merger with Transcept was fair from a financial point of view, to Novacea. The board of directors authorized the management of Novacea and Latham & Watkins LLP to continue negotiations with Transcept. Michael Raab recused himself from any discussions or votes relating to the Transcept merger given the investment of his venture capital firm in Transcept and in Novacea.

On August 25, 2008, the board of directors of Transcept held a meeting by teleconference to discuss and approve the proposed merger with Novacea. Prior to the meeting, the board of directors of Transcept had received copies of the transaction documents and other related documents. Transcept management, together with representatives from Wilson Sonsini Goodrich & Rosati, P.C., summarized the terms of the merger agreement for the board of directors and answered questions posed by members of the board. Following discussion, the board of directors of Transcept approved the proposed merger with Transcept and the merger agreement and all other agreements related to the merger in substantially the form presented to the Transcept board, with such changes as Transcept management deemed necessary or advisable.

On August 26 and 27, 2008, Transcept and Novacea negotiated the final size and composition of the board of directors of the combined company following the merger.

On August 28, 2008, the Novacea board of directors convened by teleconference to discuss the proposed composition of the board of directors of the combined company following the merger. After discussion, the board of directors of Novacea approved final board composition and ratified their approval of the merger agreement and the transaction with Transcept.

On Friday night, August 29, 2008, Novacea and Transcept finalized all terms and executed the merger agreement, certain Novacea directors, officers and stockholders executed voting agreements with Transcept, certain Transcept directors, officers and stockholders executed voting agreements with Novacea, and certain Novacea and Transcept securityholders executed lock-up agreements with Novacea.

On the night of Monday, September 1, 2008, the parties issued a joint press release announcing the execution of the merger agreement. In addition, on September 2, 2008 following the Labor Day holiday, at 8:30 a.m. Eastern Time, Novacea and Transcept held a joint conference call to discuss the planned merger and a business overview. At no time prior to the issuance of the joint press release did either Novacea or Transcept have discussions with any of its respective customers, suppliers, collaboration partners or other significant third parties regarding the merger between Novacea and Transcept.

The Novacea Reasons for the Merger

The Novacea board of directors approved the merger based on a number of factors, including the following:

•

Late-Stage Product Candidate. In early 2008, Transcept completed two Phase 3 clinical trials for its lead product candidate, Intermezzo®. At the time of the Novacea due diligence review of Transcept in connection with the proposed merger, Transcept was preparing to submit its NDA to the FDA prior to year end 2008. This NDA was subsequently submitted on September 30, 2008.

•

Known Active Agent and Reduced Regulatory Risk. The active pharmaceutical ingredient in Intermezzo® is zolpidem, which was approved in the United States in 1992 under the brand name Ambien®, and more recently under the brand name Ambien CR®. According to IMS Health, zolpidem is the most commonly prescribed agent for the treatment of insomnia in the United States, with over one billion zolpidem tablets prescribed in 2007. The Intermezzo® NDA relies in part upon the well established record of safety and efficacy of zolpidem, and, as a result, the board of directors of Novacea believed that the Intermezzo® opportunity presented reduced regulatory risk.

•

Markets. Novacea believes that Intermezzo® represents a sizeable market opportunity, and may provide new medical benefits for patients and returns for investors. According to IMS Health, the U.S. market for prescription sleep aids grew from $2.2 billion in 2003 to $4.3 billion in 2007. Based on a recently published study of nearly 9,000 individuals, the Stanford Sleep Epidemiology Research Center estimated that patients who experience middle of the night awakenings represent the largest segment of the insomnia market, with as many as 35% of adults in the United States experiencing middle of the night awakenings at least three times each week. If approved, Transcept believes that Intermezzo® will be the first sleep aid approved for use in the middle of the night when patients awaken and have difficulty returning to sleep.

•

Management Team. It is expected that the combined company will be led by the experienced senior management from Transcept and a board of directors with representation from each of Novacea and Transcept.

•

Financial Resources. The financial resources of the combined company are expected to allow it to focus on the potential commercial launch of Intermezzo® and on advancing the development of the remainder of its product candidate portfolio.

•

Fairness Opinion. The board of directors considered the financial analyses of Cowen, including its opinion to the board of directors as to the fairness to Novacea, from a financial point of view and as of the date of the opinion, of the consideration provided for in the merger, as more fully described below under the caption “The Merger—Opinion of the Novacea Financial Advisor.”

In addition to considering the factors outlined above, the Novacea board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Novacea stockholders approve the issuance of shares of Novacea common stock in the merger and the resulting change of control of Novacea, all of which it viewed as supporting its decision to approve the business combination with Transcept:

•

The strategic alternatives of Novacea to the merger, including the discussions that Novacea management and the Novacea board of directors had during the previous months in 2008 with other potential merger candidates;

•

the failure of the Novacea lead product candidate, Asentar™, in its ASCENT-2 Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, and the resultant loss of current, and the diminished prospect for the creation of future, stockholder value;

•	the risks of continuing to operate Novacea on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the risks associated with and steps, and value to stockholders, of liquidating Novacea;

•	the loss of a substantial portion of the Novacea operational capabilities;

•	the opportunity for the Novacea stockholders to participate in the long-term value of the Transcept product candidate portfolio as a result of the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•

the determination that the relative percentage ownership of Novacea stockholders and Transcept stockholders is based on the Novacea valuations of each company at the time of the Novacea board of directors’ approval of the merger agreement;

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Novacea stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions to the Transcept obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the Novacea rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Novacea receive a superior proposal;

•	the conclusion of the Novacea board of directors that the potential termination fee of $4.2 million, which occurs upon certain terminations, was reasonable;

•

the conclusion of the Novacea board of directors that the potential reimbursement of Transcept expenses of up to $2.0 million, in certain circumstances and in addition to the potential termination fee, which occurs upon certain terminations, and the circumstances when such fee and expenses may be payable, was reasonable;

•

the no solicitation provisions governing the ability of Transcept to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal; and

•

belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

•

the voting agreements entered into by stockholders of Transcept representing approximately 80% of the outstanding stock of Transcept on an “as if converted to common stock” basis as of August 29, 2008, pursuant to which those stockholders agreed, solely in their capacity as stockholders, to vote all of their shares of Transcept capital stock and securities in favor of adoption of the merger agreement;

•	the agreement of Transcept to provide written consent of its stockholders necessary to approve the merger and related transactions within 10 calendar days of signing the merger agreement;

•	the likelihood of retaining key Transcept employees to manage the combined company;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals;

•	the opportunity for Novacea stockholders to participate in the potential value of the Transcept product candidate development programs as a result of the merger;

•

the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Novacea public company infrastructure and experienced Transcept management team;

•

its understanding of the business of Novacea, including its product candidates, the expenses and fixed costs associated with the Novacea operations and the Novacea cash position, and of the Transcept business, including its product candidates, the experienced Transcept management team, the Transcept need for financing to continue development of its product candidates, and the prospects for value creation for Novacea stockholders in connection with the merger.

In the course of its deliberations, the Novacea board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•

up to an aggregate $4.2 million in a termination fee and related expenses payable to Transcept upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Novacea stockholders;

•	the substantial expenses to be incurred in connection with the merger, which the board of directors believed could be several million dollars;

•	the possible volatility, at least in the short term, of the trading price of the Novacea common stock resulting from the merger announcement;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger with Transcept on the reputation of Novacea;

•	the risk to the business of Novacea, operations and financial results in the event that the merger is not consummated; and

•	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Novacea board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Novacea board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Novacea board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Novacea board of directors may have given different weight to different factors. The Novacea board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Novacea management and the Novacea legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Transcept Reasons for the Merger

The Transcept board of directors considered various factors, including without limitation the following, in reaching its conclusion to approve the merger:

•

the fact that the cash resources of the combined company expected to be available at the closing of the merger are anticipated to be sufficient to enable Transcept to commercialize Intermezzo®, and that, without the cash of Novacea, Transcept would need to raise additional funds through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements;

•

the expectation that the merger with Novacea would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Transcept and the state of the markets for initial public offerings;

•

the view that the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company than continuing as a privately held company;

•	the terms and conditions of the merger agreement, including without limitation the following:

•

the determination that the expected relative percentage ownership of Novacea securityholders and Transcept securityholders in the combined company was appropriate based, in the judgment of the Transcept board of directors, on the board of directors’ assessment of the approximate valuations of Novacea (the value of the net cash Novacea was expected to provide to the combined company) and Transcept (the valuation of Transcept extrapolated from the value of the Novacea the net cash contribution as compared to the valuation of Transcept in its last preferred stock financing);

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger Transcept stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Novacea to consummate the merger;

•	the rights of Transcept under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Transcept receive a superior proposal; and

•

the conclusion of the board of directors of Transcept that the potential termination fee of up to $4.2 million, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $2.0 million, payable by Novacea to Transcept and the circumstances when such fee may be payable, were reasonable;

•

the fact that shares of Novacea common stock issued to Transcept stockholders will be registered on a Form S-4 registration statement by Novacea and will become freely tradable for Transcept stockholders who are not affiliates of Transcept and who are not parties to lock-up agreements;

•

the opportunity for the stockholders of Transcept to participate in the long-term value of the product candidate development programs of Transcept through the ownership of stock in a public company; and

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals.

In the course of its deliberations, the Transcept board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including without limitation the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Transcept and the ability of Transcept to obtain financing in the future in the event the merger is not completed;

•

the termination fee of up to $4.2 million, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $2.0 million, payable by Transcept to Novacea upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Transcept stockholders;

•	the risk of diverting management’s attention from other strategic priorities to implement the merger and integrate each company’s operations and infrastructure following the merger;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Transcept will be subject to following the merger that it has not previously been subject to; and

•	various other risks associated with the combined company and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Transcept board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Transcept board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Transcept board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Transcept board of directors may have given different weight to different factors. The Transcept board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Transcept management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of the Novacea Financial Advisor

Pursuant to an engagement letter dated February 11, 2008, Novacea retained Cowen and Company, LLC to render an opinion to the board of directors of Novacea as to the fairness, from a financial point of view, to Novacea of the merger consideration to be paid by Novacea pursuant to the merger.

On August 25, 2008, Cowen delivered certain of its written analyses and its oral opinion to the board of directors of Novacea, subsequently confirmed in writing as of the same date, to the effect that, and subject to the various assumptions, qualifications and limitations set forth therein, as of August 25, 2008, the merger consideration to be paid by Novacea pursuant to the Merger Agreement was fair, from a financial point of view, to Novacea.

The full text of the written opinion of Cowen, dated August 25, 2008, is attached hereto as Appendix B and is incorporated by reference. Holders of Novacea common stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The analyses and opinion of Cowen were prepared for and addressed to the board of directors of Novacea and are directed only to the fairness, from a financial point of view to Novacea, of the merger consideration to be paid by Novacea pursuant to the Merger Agreement, and do not constitute an opinion as to the merits of the merger or a recommendation to any stockholder as to how to vote or take any other action in connection with the merger or otherwise. The merger consideration to be paid in the merger was determined through negotiations between Novacea and Transcept and not pursuant to recommendations of Cowen.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	the most recent draft of the Merger Agreement available to Cowen;

•

certain publicly available financial and other information for Novacea and Transcept, respectively, including equity research, and certain other relevant financial and operating data furnished to Cowen by the managements of Novacea and Transcept, respectively;

•	certain internal financial analyses, financial forecasts, reports and other information concerning Transcept, or the Transcept Forecasts, prepared by the managements of Transcept and Novacea;

•

discussions Cowen had with certain members of the management of Transcept concerning the historical and current business operations, financial condition and prospects of Transcept, and such other matters Cowen deemed relevant;

•

discussions Cowen had with certain members of the management of Novacea concerning the historical and current business operations, financial condition and prospects of Novacea, including, more specifically, that Novacea does not, and does not intend to, engage in any activity that may result in the generation of any revenue, and such other matters Cowen deemed relevant;

•	certain operating results of Transcept as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of certain companies that completed their initial public offerings that Cowen deemed relevant;

•	certain financial terms of the merger as compared to the financial terms of certain selected business combinations that Cowen deemed relevant;

•	based on the Transcept Forecasts, the cash flows generated by Transcept on a stand-alone basis, to determine the present value of the discounted cash flows;

•	certain pro forma financial effects of the merger; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of Novacea, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Novacea and Transcept, respectively, or which was publicly available. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of Novacea management as to the existing products of Novacea and Transcept and the viability of, and risks associated with, the future products of Novacea and Transcept. In addition, Cowen did not conduct, nor did Cowen assume any obligation to conduct, any physical inspection of the properties or facilities of Novacea or Transcept. Cowen further relied upon the representation of Novacea that all information provided to it by Novacea or Transcept is accurate and complete in all material respects. Cowen was instructed by Novacea, and assumed, with Novacea’s consent, that the only asset of Novacea is its Net Cash (as defined in the Merger Agreement) and that Novacea does not, and does not intend to, engage in any activity that may result in the generation of any revenue. Cowen also assumed, with Novacea’s consent, that the Novacea Net Cash at the Determination Date (as defined in the Merger Agreement) will be $84 million. Cowen, with Novacea’s consent, assumed that the Transcept Forecasts which Cowen examined were reasonably prepared by the managements of Transcept and Novacea on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Transcept, and that such forecasts provide a reasonable basis for Cowen’s opinion. Cowen expressed no opinion as to Transcept Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date thereof.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Novacea or Transcept, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of Novacea or Transcept under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen did not advise or opine with respect to any legal matters. Cowen’s opinion addresses only the fairness of the merger consideration, from a financial point of view, to Novacea. Cowen expresses no view as to any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could have been evaluated by Cowen as of the date of its opinion. It should be understood that although subsequent developments may affect Cowen’s opinion, it does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaimed any responsibility to do so.

In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Cowen prior to rendering its opinion. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Novacea has informed Cowen that it expects the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and Cowen has assumed that the merger will so qualify.

Cowen’s opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote with respect to the merger or to take any other action in connection with the merger or otherwise. Cowen did not express any opinion as to what the value of Novacea common stock actually will be when issued to Transcept stockholders pursuant to the merger. Cowen was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of Novacea to effect the merger or the relative merits of the merger as compared to other business strategies or transactions that might have been available to Novacea. In addition, Cowen was not requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of Novacea’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of Novacea. Furthermore, Cowen expressed no view as to the price or trading range for shares of Novacea common stock following the consummation of the merger or otherwise.

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the managements of Novacea and Transcept the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Transcept.

Implied Equity Ownership Percentage Split

Implied Equity Value Based on Novacea Shares Issued. Assuming that Novacea had 29.159 million fully-diluted shares outstanding, Cowen calculated an implied equity value of Transcept based on a pro forma equity ownership of 60% by former Transcept equity holders of the combined entity. Cowen calculated an implied equity value for Transcept of $102.3 million by multiplying 43.738 million, the number of Novacea shares to be issued to former Transcept equity holders in connection with the merger based on such assumptions, by the Novacea common stock price of $2.34 per share, which was the closing stock price as of August 21, 2008.

Implied Equity Value Based on Cash at Close. Assuming that the Novacea Net Cash at December 31, 2008, the assumed closing date, was $84 million, Cowen calculated an implied equity value of Transcept of $126.0 million by dividing the Novacea Net Cash by the Novacea ownership percentage of the combined entity of 40%, to derive an implied total equity value of the combined company of $210.0 million, and then subtracting the Novacea Net Cash to determine the implied equity value of Transcept.

Analysis of Selected Publicly Traded Companies

Profitable Specialty Pharmaceutical Companies. To provide contextual data and comparative market information, Cowen compared selected historical and projected operating and financial data and ratios for Transcept to the corresponding financial data and ratios for eight specialty pharmaceutical companies, which are referred to as the Profitable Specialty Pharmaceutical Companies, whose securities are publicly traded and which currently have, among other characteristics, financial characteristics (revenue and profitability levels) similar to what might be expected of Transcept in 2011, its projected first full year of profitability, based on the Transcept Forecasts. These companies were:

•	Forest Laboratories, Inc.
•	Cephalon, Inc.
•	Endo Pharmaceuticals
•	Sepracor Inc.
•	Medicis Pharmaceutical Corporation
•	Alpharma Inc.
•	Sciele Pharma Inc.
•	Sucampo Pharmaceuticals, Inc.

The data and ratios included the current market capitalization of common stock plus total debt less cash and equivalents, or enterprise value, of the Profitable Specialty Pharmaceutical Companies as multiples of net revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA. Cowen also examined the ratios of the current share prices of the Profitable Specialty Pharmaceutical Companies to the earnings per share, or EPS (in each case, as available from Reuters Consensus Estimates or, if not so available, analyst research reports) for the Profitable Specialty Pharmaceutical Companies. Cowen calculated a range of hypothetical future enterprise values of Transcept in 2011 by applying selected net revenue, EBITDA and P/E multiple ranges to the net revenue, EBITDA and fully-taxed net income of Transcept in 2011. Cowen then calculated the implied current enterprise value of Transcept for each of calendar years 2008, 2009 and 2010 by discounting these values back to the present at a discount rate of 15%, the weighted average cost of capital implied by the Profitable Specialty Pharmaceutical Companies. Cowen then calculated ranges of Transcept implied equity value by subtracting Transcept net debt from the ranges of present enterprise value.

The following table presents, for the periods indicated, the ranges of the multiples implied by the ratios of enterprise value to net revenue and EBITDA, and the ratio of share price to EPS, for 2008, 2009 and 2010 calendar years for the Profitable Specialty Pharmaceutical Companies, and the range of equity values for

Transcept implied by such multiples. The information in the table is based on the closing stock prices of the Profitable Specialty Pharmaceutical Companies on August 21, 2008.

	Selected Forward Multiples	Implied Range of Equity Values for Transcept ($ millions)
		Low	Mid	High
2008 Net Revenue	1.75x-2.25x	$166.4	$187.5	$208.5
2009 Net Revenue	1.50-2.00	164.3	188.5	212.7
2010 Net Revenue	1.25-1.75	158.3	186.1	213.9

2008 EBITDA	7.0x-9.0x	$213.4	$241.2	$268.9
2009 EBITDA	6.0-8.0	210.6	242.5	274.5
2010 EBITDA	4.5-6.5	184.3	221.0	257.7

2008 Net Income	12.0x-14.0x	$217.2	$235.3	$253.4
2009 Net Income	10.0-12.0	208.2	229.0	249.8
2010 Net Income	9.0-11.0	215.4	239.4	263.3

Although the Profitable Specialty Pharmaceutical Companies were used for comparison purposes, none of those companies is directly comparable to Transcept. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Profitable Specialty Pharmaceutical Companies and other factors that could affect the public trading value of the Profitable Specialty Pharmaceutical Companies or Transcept to which they are being compared.

Phase III Data/NDA Stage Companies. To provide contextual data and comparative market information, Cowen reviewed the current market capitalization of common stock, or equity value, and the enterprise value for nine life sciences companies, which are referred to as the Phase III/NDA Stage Companies, whose securities are publicly traded and which had, among other characteristics, Phase III data or had a new drug application (“NDA”) on file with the U.S. Food and Drug Administration, or the “FDA”. These companies were:

•	Basilea Pharmaceutica Ltd.
•	Savient Pharmaceuticals, Inc.
•	Acorda Therapeutics Inc.
•	GTx, Inc.
•	Pharmaxis Ltd.
•	Cypress Bioscience, Inc.
•	Optimer Pharmaceuticals, Inc.
•	Targanta Therapeutics Corporation
•	Somaxon Pharmaceuticals, Inc.

The following tables present the range of equity values for Transcept implied by adjusting the enterprise values for the Phase III/NDA Stage Companies for the net debt of Transcept and by the range of equity values for the Phase III/NDA Stage Companies. The information in the tables is based on the closing stock prices of the Phase III/NDA Stage Companies on August 21, 2008.

	Implied Range of Equity Values ($ millions)	Phase III/NDA Stage Companies Enterprise Value Range ($ millions)
		Low	Median	Mean	High
Enterprise Value Analysis	$214.9-$301.1	$51.8	$235.7	$482.7	$1,213.2

	Implied Range of Equity Values ($ millions)	Phase III/NDA Stage Companies Equity Value Range ($ millions)
		Low	Median	Mean	High
Equity Value Analysis	$287.5-$414.0	$77.6	$347.6	$618.0	$1,563.4

Although the Phase III/NDA Stage Companies were used for comparison purposes, none of those companies is directly comparable to Transcept. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Phase III/NDA Stage Companies and other factors that could affect the public trading value of the Phase III/NDA Stage Companies or Transcept to which they are being compared.

Analysis of Selected Precedent Transactions

Cowen reviewed the financial terms, to the extent publicly available, of 25 transactions, which are referred to as the Selected Precedent Transactions, involving the acquisition of companies in the life sciences industry, which were announced since 2005, and in which, among other characteristics, the lead product candidate of the target was either in Phase III or had an NDA on file with the FDA. These transactions were (listed as acquiror/target):

•	ViroPharma Incorporated/Lev Pharmaceuticals, Inc.
•	Shire plc/Jerini AG
•	Bristol-Myers Squibb Co./Kosan Biosciences, Inc.
•	Antisoma plc/Xanthus Pharmaceuticals, Inc.
•	PAION AG/CeNeS Pharmaceuticals plc
•	Pfizer, Inc./Coley Pharmaceutical Group, Inc.
•	Merck & Co., Inc./NovaCardia, Inc.
•	Bioton SA/BioPartners Holding AG
•	Shire plc/New River Pharmaceuticals Inc.
•	Biomira Inc./ProIX Pharmaceuticals Corp.
•	Genzyme Corp./AnorMED Inc.
•	Gilead Sciences, Inc./Myogen, Inc.
•	NeuroSearch AS/A. Carlsson Research
•	Gilead Sciences, Inc./Corus Pharma, Inc.
•	Novartis AG/Neutec Pharma plc
•	YM Biosciences Inc./Eximias Pharmaceutical Corporation
•	EPIX Pharmaceuticals, Inc./Predix Pharmaceutical Holdings, Inc.
•	Procyon Biopharma Inc./Cellpep S.A.
•	Vernalis plc/Cita NeuroPharmaceuticals Inc.
•	Corgentech Inc./AlgoRx Pharmaceuticals, Inc.
•	Maxim Pharmaceuticals, Inc./EpiCept Corporation
•	Sosei Co. Ltd/Arakis Limited
•	Celtic Pharma Development UK plc/Xenova Group plc
•	Pfizer, Inc./Vicuron Pharmaceuticals, Inc.
•	Johnson & Johnson/Peninsula Pharmaceuticals, Inc.

Cowen reviewed the enterprise values paid in the Selected Precedent Transactions and subtracted Transcept net debt to derive the implied equity value of Transcept.

The following tables present the range of equity values for Transcept implied by adjusting the enterprise values for the Selected Precedent Transactions for the net debt of Transcept and by the range of equity values of the Selected Precedent Transactions.

	Implied Range of Equity Values ($ millions)	Selected Precedent Transactions Enterprise Value Range ($ millions)
		Low	Median	Mean	High
Enterprise Value Analysis	$131.6-$181.1	$2.5	$134.4	$417.3	$2,388.0

	Implied Range of Equity Values ($ millions)	Selected Precedent Transactions Equity Value Range ($ millions)
		Low	Median	Mean	High
Equity Value Analysis	$158.3-$228.0	$21.5	$187.4	$445.3	$2,473.6

Although the Selected Precedent Transactions were used for comparison purposes, none of those transactions is directly comparable to the merger, and none of the companies in those transactions is directly comparable to Transcept. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Transcept to which they are being compared.

Analysis of Selected IPO Transactions. Cowen reviewed the pre-money equity valuations, defined as the equity valuation implied by the offering price of shares in an initial public offering, or IPO, minus the total gross proceeds of the IPO, for 37 IPOs, with gross proceeds greater than $15 million since 2004 for companies whose lead products were in Phase III or which had an NDA on file with the FDA, or the Selected IPO Transactions. These companies were:

•	Targanta Therapeutics Corporation
•	MAP Pharmaceuticals Inc.
•	Eurand, Inc.
•	Biodel Inc.
•	NeurogesX, Inc.
•	Pharmasset, Inc.
•	Orexigen Therapeutics, Inc.
•	Optimer Pharmaceuticals, Inc.
•	Synta Pharmaceuticals, Corp.
•	Cadence Pharmaceuticals, Inc.
•	Replidyne, Inc.
•	Novacea, Inc.
•	Vanda Pharmaceuticals Inc.
•	SGX Pharmaceuticals, Inc.
•	Altus Pharmaceuticals Inc.
•	Somaxon Pharmaceuticals, Inc.
•	Accentia Biopharmaceuticals, Inc.
•	Advanced Life Sciences Holdings, Inc.
•	Aspreva Pharmaceuticals Corporation
•	Threshold Pharmaceuticals, Inc.
•	Icagen, Inc.
•	Favrille, Inc.
•	CoTherix, Inc.
•	Theravance, Inc.
•	Idenix Pharmaceuticals, Inc.
•	Momenta Pharmaceuticals, Inc.
•	Inhibitex, Inc.
•	Critical Therapeutics, Inc.
•	Barrier Therapeutics, Inc.
•	Corcept Therapeutics Incorporated
•	Santarus, Inc.
•	Tercica, Inc.
•	Dynavax Technologies Corporation
•	Corgentech, Inc.

•	Renovis, Inc.
•	GTx, Inc.
•	Eyetech Pharmaceuticals, Inc.

Cowen reviewed the pre-money equity valuations for these companies as implied by their IPOs. The following table presents the range of pre-money equity valuations for the Selected IPO Transactions and the implied pre-money equity valuation of Transcept implied by this analysis.

	Implied Range of Pre-Money Equity Values ($ millions)	Selected IPO Transactions ($ millions)
		Low	Median	Mean	High
Pre-Money Equity Value	$162.5-$234.0	$56.9	$236.1	$195.8	$774.4

Although the Selected IPO Transactions were used for comparison purposes, none of these transactions is directly comparable to the merger, and none of the companies in those transactions is directly comparable to Transcept. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the pre-money value of such companies or Transcept to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of equity values for Transcept common stock based upon the discounted present value of the projected after-tax cash flows of Transcept described in the Transcept Forecasts for the fiscal years ended December 31, 2008 through December 31, 2012, and of the terminal value of Transcept at December 31, 2012, based upon multiples of EBITDA. After-tax cash flow was calculated by taking projected earnings before interest and taxes, or EBIT, and subtracting from this amount projected taxes, capital expenditures, changes in working capital and adding back projected depreciation and amortization. In performing this analysis, Cowen utilized discount rates ranging from 14.0% to 16.0%, which were selected based on a weighted average cost of capital derived from the Profitable Specialty Pharmaceutical Companies. Cowen utilized terminal multiples of EBITDA ranging from 7.0 times to 9.0 times, these multiples representing the general range of multiples of EBITDA for the Profitable Specialty Pharmaceutical Companies. Utilizing this methodology, the implied equity value of Transcept ranged from $230.5 million to $307.0 million.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the board of directors of Novacea, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Novacea and Transcept. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Novacea, Transcept, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the board of directors of Novacea in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the board of directors of Novacea to render an opinion to Novacea because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates trade the equity securities of Novacea for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business may in the future provide commercial and investment banking services to Novacea and may in the future receive fees for the rendering of such services.

Pursuant to the Cowen engagement letter, in connection with the merger, Cowen will be entitled to receive a transaction fee of approximately $1.3 million, $500,000 of which is contingent upon the consummation of the merger. Novacea also agreed to pay a fee to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Novacea has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Novacea and Cowen, and the board of directors of Novacea was aware of the arrangement, including the fact that that the transaction fee payable to Cowen is contingent upon the completion of the Transaction.

The full text of the Cowen written opinion to the board of directors of Novacea, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference in its entirety into this proxy statement/prospectus/information statement. Holders of Novacea common stock are encouraged to read the opinion carefully in its entirety.

Cowen delivered its opinion to the board of directors of Novacea for the benefit and use of the board of directors in connection with and for purposes of its evaluation of the consideration provided for in the merger. It does not constitute a recommendation to you on how to vote or act in connection with the merger or otherwise.

Financial Forecast Assumptions

The Transcept Forecasts provided to Cowen were based on numerous significant assumptions and included pro forma statements of operations, balance sheets and statements of cash flows. There can be no assurance that any of these assumptions will be realized or that actual outcomes will not be significantly different. The assumptions made included:

•	regulatory approval of Intermezzo® in the United States in the second half of 2009;

•

creation by Transcept of a marketing organization and sales force capable of promoting Intermezzo® to 17,000 high prescribers of sleep aids in the United States, such field sales force to be hired only after the approval of Intermezzo®;

•	a successful U.S. product launch of Intermezzo® by Transcept in the first half of 2010;

•	Intermezzo® achieving an approximate 10% share of prescriptions from those physicians called upon by the Transcept sales force; and

•	the ability of Transcept to successfully contract and maintain relationships with third parties to manufacture sufficient quantities of Intermezzo® to satisfy commercial demand.

Despite a currently active effort by Transcept to secure a primary care marketing alliance, the Transcept Forecasts provided to Cowen did not include any increased revenue associated with such an alliance, or the milestone payments or royalty revenue customarily paid in such alliances. For research and development expenses, pipeline product candidate research and development expenses were estimated based on the historical experience of Transcept in developing Intermezzo®.

The inclusion in this proxy statement/prospectus/information statement of this discussion of the assumptions made by Transcept in preparing any financial forecasts should not be regarded as an indication that such assumptions will be predictive of actual future events, and they should not be relied on as such. Except as required by applicable securities laws, Transcept does not intend to update or otherwise revise the discussion of these assumptions to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even if any or all of the assumptions are shown to be in error.

Interests of the Novacea Directors and Executive Officers in the Merger

In considering the recommendation of the Novacea board of directors with respect to issuing shares of Novacea common stock as contemplated by the merger agreement and the other matters to be acted upon by the Novacea stockholders at the Novacea special meeting, the Novacea stockholders should be aware that certain members of the board of directors and executive officers of Novacea have interests in the merger that may be different from, or in addition to, the interests of the Novacea stockholders. These interests relate to or arise from, among other things:

•

severance benefits and retention bonuses to which each of John P. Walker, Edward C. Albini, Edward F. Schnipper and Amar Singh would become entitled in the event of a change of control of Novacea and/or his covered termination of employment within specified periods of time relative to the consummation of the merger;

•	the accelerated vesting of certain of the stock awards held by the Novacea executive officers and board members in connection with the consummation of the merger; and

•	the agreement that certain Novacea directors will continue to serve on the board of directors of the combined company following the consummation of the merger.

The board of directors of each of Novacea and Transcept was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and to recommend, as applicable, that the Novacea stockholders approve the Novacea proposals to be presented to the Novacea stockholders for consideration at the Novacea special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Transcept stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of August 31, 2008, all directors and executive officers of Novacea, together with their affiliates, beneficially owned approximately 37% of the shares of Novacea common stock. The affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting is required for the approval of Proposal Nos. 1 and 4. The affirmative vote of holders of a majority of the Novacea common stock having voting power outstanding on the record date for the Novacea special meeting is required for approval of Novacea Proposal Nos. 2 and 3. Certain Novacea officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. For a more detailed discussion of the voting agreements see the section entitled “Agreements Related to the Merger—Voting Agreements” in this proxy statement/prospectus/information statement.

Employment and Severance Benefits Agreements

On September 19, 2007, Novacea entered into an amended and restated employment agreement with John P. Walker, the Novacea chief executive officer. Additionally, between April 2006 and November 2007, Novacea entered into severance benefits agreements with the following executives: Edward C. Albini, Amar Singh and Edward F. Schnipper. Mr. Singh’s and Mr. Albini’s agreements were amended in December 2007. Under these agreements, each executive will be entitled to certain benefits if Novacea experiences a change of control and/or such executive’s employment is terminated as a result of a covered termination, as each such term is defined in the applicable agreement, during a certain period of time before or after the change of control, as described below.

Under the executive severance benefits agreements and Mr. Walker’s individual equity award agreements, in the event of a change of control, each executive’s stock awards vest with respect to 50% of the unvested shares, or, with respect to Mr. Albini’s stock awards granted prior to April 13, 2006, 50% of the total shares, of Novacea stock subject to such award.

In the event an executive experiences a covered termination during the 12-month period following a change of control, such executive’s stock awards will immediately vest with respect to 100% of the unvested shares of Novacea stock subject to such award and, with respect to options held by Mr. Walker, such options shall remain exercisable for up to 12 months following the executive’s termination of employment. In addition, stock awards held by Mr. Singh and Dr. Schnipper and stock awards granted after April 13, 2006 held by Mr. Albini, will immediately vest with respect to 100% of the unvested shares of Novacea stock subject to such award if the executive experiences a covered termination within the six month period preceding a change of control.

Additionally, in the event of Mr. Walker’s covered termination within 12 months following a change of control or Mr. Singh’s, Mr. Albini’s or Mr. Schnipper’s covered termination during the period commencing 180 days prior to, and 12 months following a change of control, such executive will be entitled to receive a lump sum cash payment within 30 days of the covered termination equal to the sum of:

•	12 months’ base salary then in effect for such executive;

•	any earned but unpaid bonus for the fiscal year preceding the fiscal year in which the covered termination occurs;

•	an amount equal to the prorated portion of 100% of such executive’s target annual bonus for the fiscal year in which the covered termination occurs; and

•

an amount equal to 50% of such executive’s target annual bonus for the fiscal year in which the covered termination occurs, based on deemed achievement of all of the performance objectives for such fiscal year.

The executives’ agreements provide that the cash payments generally will be paid in lump sum shortly following a covered termination, as specifically provided for in each individual agreement. However, in the event that any of the executives is deemed to be a “specified employee” under Section 409A of the Internal Revenue Code, payments to such specified employee may be delayed by six months to avoid imposition of tax under Section 409A.

Mr. Walker’s employment agreement and the executive severance benefit agreements also provide for certain benefits in the event of the executive’s covered termination that is not in connection with a change of control. Under the agreements, each executive is entitled to the following:

•	12 months’ base salary, or 6 months’ base salary in the case of Mr. Albini and Mr. Singh, at the rate then in effect for such executive, payable in monthly installments;

•	any earned but unpaid bonus for the fiscal year preceding the fiscal year in which the covered termination occurs, payable in a cash lump sum;

•	an amount equal to the prorated portion of 100% of such executive’s target annual bonus for the fiscal year in which the covered termination occurs, payable in a cash lump sum;

•

an amount equal to 50% of such executive’s target annual bonus for the fiscal year in which the covered termination occurs, based on deemed achievement of all of the performance objectives for such fiscal year, payable in monthly installments; and

•	12 months’ vesting of any outstanding stock awards for all executives, except Dr. Schnipper.

Retention Bonus Agreements

On May 19, 2008, Novacea entered into a retention bonus agreements with each of Mr. Walker, Mr. Albini, Mr. Singh and Dr. Schnipper, pursuant to which each such executive will be entitled to receive a lump sum cash retention bonus equal to six months’ base salary, payable upon the completion of a “transaction” as defined therein, which definition includes consummation of the proposed transaction with Transcept. Additionally, if Novacea terminates any of the executives without cause prior to a transaction but on or after Novacea enters into a definitive agreement that contemplates a merger or acquisition of Novacea, then each executive is entitled to receive the retention bonus within 30 days of the termination. Novacea entered into a definitive merger agreement with Transcept on August 29, 2008.

On September 17, 2008, Novacea announced that Mr. Singh and Dr. Schnipper’s employment would be terminated effective as of October 1, 2008. The retention bonuses due to each will be paid within 30 days of their termination of employment date. Mr. Singh and Dr. Schnipper are each entitled to the severance benefits described above in connection with such terminations. Consistent with their respective severance benefits agreements, Mr. Singh and Dr. Schnipper will be entitled to receive the benefits triggered by a change of control if the closing of the merger with Transcept occurs within twelve months following their termination of employment. In addition, Novacea will make COBRA premium payments on behalf of Mr. Singh and Dr. Schnipper until the earlier of 6 months from the termination of employment date or the closing of a change of control transaction. Also, Mr. Singh’s and Dr. Schnipper’s options will remain exercisable for a period of 30 months from their termination of employment date. Mr. Singh and Dr. Schnipper may agree to perform limited consulting services for Novacea on a per diem basis, as agreed by Novacea through the closing of the merger. Mr. Albini’s options have similarly been amended to provide Mr. Albini 30 months to exercise such options following his termination of employment.

The consummation of the merger will constitute a “change of control” for purposes of the employment and severance benefits agreements, and a “transaction” for purposes of the retention bonus agreements. Set forth below is an estimate of the sum of the value of the change of control and severance benefits that would become payable to Messrs. Walker, Albini and Singh and Dr. Schnipper under the employment agreement or change of control agreements, as applicable, assuming a covered termination of each individual’s employment as of September 30, 2008 and excluding the value of any accelerated vesting and/or exercisability of stock awards. The amounts shown below are in addition to the values shown in the next table regarding the accelerated vesting of stock options.

Name of Executive Officer	Estimate Value of Severance Benefits
John P. Walker	$875,000
Edward C. Albini	$481,800
Amar Singh	$362,250
Edward F. Schnipper	$411,250

Equity Compensation Plans

Each of the executive officers and non-employee directors of Novacea holds stock awards, including options to purchase shares of Novacea common stock. The stock awards were granted under the Novacea 2001 Stock Option Plan and 2006 Incentive Award Plan, each as amended. Each stock award grant typically vests in a series of installments over a number of years. However, under the 2006 Incentive Award Plan and/or the award agreements entered into thereunder and certain award agreements under the 2001 Stock Option Plan, each stock award will vest and become exercisable as to 50% of the unvested shares of Novacea stock subject to such stock award upon the change of control of Novacea, with the remainder to vest and become exercisable in equal monthly installments during the remaining term of such stock award. As a result, the outstanding stock awards with respect to 50% of the unvested shares of Novacea stock subject to such awards held by Novacea executive officers and non-employee directors will immediately vest and, to the extent applicable, become exercisable in full upon consummation of the merger.

The following table shows the total number of stock awards held as of September 30, 2008 by each executive officer and non-employee director. The options to purchase Novacea common stock have exercise prices ranging between $1.30 and $6.50 per share. Based on the difference between $2.35 (the closing price of a share of Novacea common stock as quoted on The NASDAQ Global Market on August 29, 2008) and the actual exercise price of each individual’s unvested options, none of the unvested options held by the Novacea executive officers and non-employee directors has any intrinsic value.

	Stock Options			Restricted Stock Units Unvested
Name	Vested	Unvested	Weighted Average Exercise Price Per Share
John P. Walker	398,957	276,043	$4.69	156,667
Edward Schnipper	—	400,000	$2.81	—
Edward C. Albini	167,194	191,876	$2.96	16,667
Amar Singh	188,857	268,543	$4.90	20,000
Eckard D. Weber	78,879	8,334	$3.43	—
James I. Healy	21,041	8,334	$3.79	—
Camille D. Samuels	79,879	8,334	$3.43	—
Michael G. Raab	79,879	8,334	$3.43	—
Frederick J. Ruegsegger	7,291	42,709	$2.80	—
Daniel M. Bradbury	65,000	20,000	$3.88	—
Judy A. Hemberger	21,041	48,959	$2.96	—

Novacea 2006 Incentive Award Plan

The Novacea 2006 Incentive Award Plan, or the 2006 Plan, was adopted by the Novacea board of directors in March 2006 and approved by Novacea stockholders shortly thereafter. The 2006 Plan will terminate on the earlier of 10 years after its approval by Novacea stockholders or when the Novacea compensation committee, with the approval of the Novacea board of directors, terminates the 2006 Plan.

Share Reserve. Novacea has authorized for issuance under the 2006 Plan an aggregate of 4,106,851 shares of Novacea common stock, plus the number of shares of Novacea common stock available for issuance under the Novacea 2001 Stock Option Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the share reserve under the 2006 Plan will be increased by the number of shares issuable pursuant to stock options outstanding under the 2001 Stock Option Plan that would have otherwise reverted to the 2001 Stock Option Plan because they expired, were canceled or were otherwise terminated without being exercised, following the date that the 2006 Plan became effective. In addition, the number of shares of common stock reserved for issuance under the 2006 Plan will increase automatically on the first day of each fiscal year by a number of shares equal to the least of:

•	4.5% of shares of Novacea common stock outstanding on a fully diluted basis on such date,

•	2,000,000 shares, or

•	a smaller number determined by the Novacea board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2006 Plan during the term of the 2006 Plan may in no event exceed 25,000,000 shares. In addition, no participant in the 2006 Plan may be issued or transferred more than 2,000,000 shares of common stock per calendar year pursuant to awards under the 2006 Plan. As of September 30, 2008, 2,638,174 shares were available for future grant under the 2006 Plan.

Equity Awards. The 2006 Plan provides for the following types of awards:

•

Stock Options. The 2006 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations.

The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Plan and applicable law, provided that the exercise price of an ISO and an NSO may not be less than 100% (or higher in the case of certain ISOs) of the fair market value of the Novacea common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition.

Options granted under the 2006 Plan will vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2006 Plan, up to a term of ten years, except in the case of certain incentive stock options.

The exercise price for the shares of common stock subject to option grants made under the 2006 Plan may be paid in cash or in shares of Novacea common stock held by the optionee. The option may be exercised through a same-day sale program without any cash outlay by the optionee.

•

Restricted Stock. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by us in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•

Performance Share Awards. Performance share awards include stock bonuses or other performance or incentive awards paid in cash or the Novacea common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Novacea common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Performance Stock Units. Performance stock units are denominated in unit equivalent of shares of Novacea common stock and/or units of value including dollar value of shares of Novacea common stock. They may provide for payment based on specific performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on Novacea common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•

Restricted Stock Units. Restricted stock units are denominated in unit equivalent of shares of Novacea common stock. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•

Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•	Deferred Stock. Awards of deferred stock may provide for payment based on specified performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator. Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•

Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Novacea common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of Novacea common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Transferability of Awards. Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the award agreement provides otherwise. However, a participant may designate a beneficiary who may exercise an award and receive any distribution with respect to an award following the participant’s death.

Eligibility. The individuals eligible to participate in the 2006 Plan include Novacea officers and other employees, Novacea non-employee board members and any consultants.

Administration. The 2006 Plan will be administered by the Novacea compensation committee. This committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the 2006 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2006 Plan and outstanding equity awards, except that amendments to outstanding awards may not adversely impact the rights of a participant without the participant’s consent. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. The 2006 Plan contains a change in control provision, which may result in the accelerated vesting of outstanding awards. In the event of a change in control of Novacea (for example, if Novacea is acquired by merger or asset sale), each outstanding award under the 2006 Plan will accelerate and immediately vest with regard to 50% of the unvested shares subject to the award, and if the remainder of the award is not to be assumed by the successor corporation, the full amount of the award will automatically accelerate and become immediately vested. Additionally, in the event the remainder of the award is assumed by the successor corporation, then any remaining unvested shares will accelerate and immediately vest in the event the participant is terminated without cause or is constructively terminated within one month prior to and 13 months following such change in control.

Non-Employee Director Awards. The 2006 Plan permits the board to grant awards to Novacea non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of the board adopted the Independent Director Equity Compensation Policy. The compensation committee adopted pursuant to the authority of the 2006 Plan the Independent Director Equity Compensation Policy pursuant to which Novacea non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Under the Independent Director Equity Compensation Policy, each new non-employee director will receive an option to purchase 50,000 shares of Novacea common stock as of the date he or she first becomes a non-employee director. This option grant vests in equal monthly installments over four years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 12,500 shares of Novacea common stock. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The Independent Director Equity Compensation Policy provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to Novacea non-employee directors pursuant to the Novacea Independent Director Equity Compensation Policy will fully vest and become immediately exercisable upon a change in control of Novacea. In addition, options held by any of the Novacea directors who retires while serving as a member of the board will fully vest and become immediately exercisable upon such director’s retirement under the terms of the Independent Director Equity Compensation Policy.

Transcept Amended and Restated 2002 Stock Option Plan

The Transcept 2002 Stock Option Plan was adopted by the Transcept board of directors and approved by Transcept stockholders on January 24, 2002. The Transcept 2002 Stock Option Plan was most recently amended on July 1, 2008. The Transcept 2002 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to Transcept employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to Transcept employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Subject to the provisions of the 2002 Stock Option Plan, the maximum aggregate number of shares which may be subject to options or stock purchase rights and sold under the 2002 Stock Option Plan is 10,043,185 shares. As of September 30, 2008, options to purchase 7,622,034 shares of Transcept common stock were outstanding and 586,818 shares were available for future grant under the 2002 Stock Option Plan.

The Transcept board of directors or a committee appointed by the Transcept board of directors administers the Transcept 2002 Stock Option Plan. Under the Transcept 2002 Stock Option Plan, the administrator has the power to determine the terms of stock options or stock purchase rights, including the employees, directors and consultants who will receive stock options or stock purchase rights, the number of shares subject to each stock option or stock purchase right, the vesting schedule, any vesting acceleration, and the exercisability of stock options or stock purchase rights.

The exercise price of options granted under the Transcept 2002 Stock Option Plan must at least be equal to 85% (or 100% in the case of incentive stock options) of the fair market value of Transcept common stock on the date of grant. However, with respect to any stock option granted to an optionee that owns 10% of the voting power of all classes of Transcept outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. The term of an incentive stock option may not exceed 10 years, except that with respect to any optionee who owns 10% of the voting power of all classes of Transcept outstanding stock as of the grant date, the term must not exceed five years. Except in the case of stock options granted to officers, directors and consultants, stock options must become exercisable at a rate no less than 20% per year over five years from the date the stock option is granted. Subject to the provisions of the Transcept 2002 Stock Option Plan, the administrator determines the terms of all other options in its discretion.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option within 30 days from such termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for six months or such longer period of time as stated in the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights may be issued alone, in addition to, or in tandem with other awards under the Transcept 2002 Stock Option Plan. After the administrator determines that it will offer stock purchase rights, it advises the offeree of the terms, conditions and restrictions related to the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. Unless the administrator provides otherwise, the restricted stock purchase agreement grants Transcept a repurchase option exercisable within 90 days of the purchaser’s termination of service. The purchase price for shares under the repurchase option will be the original purchase price paid by the purchaser. The repurchase option will lapse at the rate determined by the administrator. However, with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over five years from the date of purchase. Once a stock purchase right is exercised, the purchaser will have rights equivalent to those of a stockholder and will be the stockholder when his or her purchase price is entered upon the record of the duly authorized transfer agent of Transcept.

Unless the administrator provides otherwise, the Transcept 2002 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator allows to make an award transferable, such award may only be transferred by will, the laws of descent and distribution, or to family members through gifts or domestic relations orders as permitted by Rule 701 under the Securities Act of 1933, as amended.

The Transcept 2002 Stock Option Plan provides that in the event of a merger of Transcept or a change in control, each outstanding stock option and stock purchase right will be assumed or an equivalent option substituted by the successor corporation. If there is no assumption or substitution of outstanding options or stock purchase rights, then the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right. In such case, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase as to all of the shares subject to the option or stock purchase right for a period of at least 15 days. The option or stock purchase right will terminate upon the expiration of the period of time the administrator provides in the notice.

The Transcept board of directors has the authority to amend, suspend or terminate the 2002 Stock Option Plan provided such action does not impair the rights of any optionee without his or her written consent.

Indemnification of the Novacea Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, each of Novacea and Transcept will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, directors or officers of Novacea, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Novacea, whether asserted or claimed prior to, at or after the effective time of the merger. Each such person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Novacea and Transcept, jointly and severally, upon receipt by Novacea or Transcept from such person of a request for such advancement, provided that such person provides an undertaking, to the extent then required by the DGCL or California law, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of Novacea and Transcept will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Novacea than are presently set forth in the amended and restated certificate of incorporation and bylaws of Novacea or Transcept, as applicable.

The merger agreement also provides that, for a period of six years commencing at the closing of the merger, Transcept, as the surviving company, will maintain in effect a directors’ and officers’ liability insurance policy, with coverage containing terms and conditions at least as favorable as the coverage under the presently existing Transcept policy; provided, however, that it shall not be required to expend for such insurance coverage more than an amount equal to 200% of the current annual premiums paid by Transcept for its existing policy. In addition, the merger agreement provides that Novacea shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for United States public companies similarly situated to Novacea.

Interests of Transcept Directors and Executive Officers in the Merger

In considering the recommendation of the Transcept board of directors with respect to adopting the merger agreement, Transcept stockholders should be aware that certain members of the board of directors and executive officers of Transcept have interests in the merger that may be different from, or in addition to, interests they may have as Transcept stockholders. Each of the Novacea and Transcept board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and to recommend, as applicable, that the Novacea stockholders approve the Novacea proposals to be presented to the Novacea stockholders for consideration at the Novacea special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Transcept stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of September 30, 2008, all directors and executive officers of Transcept, together with their affiliates, beneficially owned (including through ownership of options and warrants) approximately 72.9% of the shares of Transcept capital stock. Transcept cannot complete the merger unless the merger is approved by the affirmative vote of the holders of a majority of the outstanding Transcept common stock; a majority of the outstanding Transcept common stock and preferred stock, voting together as one class; and a majority of the outstanding Transcept preferred stock, voting together as one class. Certain Transcept officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger and have executed and delivered written consents approving the merger. For a more detailed discussion of the voting agreements see the section entitled “Agreements Related to the Merger—Voting Agreements” in this proxy statement/prospectus/information statement.

Stock Options

At the effective time of the merger, each outstanding stock option to purchase Transcept common stock not exercised prior to the merger will be assumed by Novacea and become exercisable for such number of shares of Novacea common stock as is determined by multiplying the number of shares of Transcept common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Novacea common stock, and at a per share exercise price as is determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent.

The table below sets forth, as of September 30, 2008, information with respect to options held by each of the executive officers and directors of Transcept as of such date.

Name	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable		Option Exercise Price
Glenn A. Oclassen	587,092	540,125	(1)	$0.125
	241,925	919,315	(2)	0.25

Thomas P. Soloway	245,702	226,047	(1)	0.125
	77,397	294,109	(2)	0.25

Susan L. Koppy	—	322,230	(1)	1.12
	—	112,770	(1)	1.12

Terrence O. Moore	—	581,688	(1)	0.57
	—	68,312	(1)	0.57

Nikhilesh N. Singh, Ph.D.	219,619	202,049	(1)	0.125
	150,477	571,812	(2)	0.25

Christopher B. Ehrlich	—	—		—
Thomas D. Kiley	—	—		—
Kathleen D. LaPorte	—	—		—
Elliot Parks	—	—		—
G. Kirk Raab	—	—		—
Daniel K. Turner III	—	—		—

(1)	Vests 1/4th on the one year anniversary of vesting commencement date and 1/48th each month thereafter.
(2)	Vests 1/48th each month.

Combined Company’s Board of Directors After the Merger

Following the merger, the combined company will initially have a ten member board of directors, comprised of three individuals from the Novacea board of directors, Frederick J. Ruegsegger, Camille D. Samuels and John P. Walker, one designee of the Novacea board of directors, Jake R. Nunn, and six individuals who are currently members of the Transcept board of directors, G. Kirk Raab, who shall serve as chairman, Christopher B. Erlich, Thomas D. Kiley, Kathleen D. LaPorte, Glenn A. Oclassen and Daniel K. Turner III.

Indemnification of Transcept Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, the combined company will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, director or officers of Transcept, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Transcept. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of the combined company and surviving company will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Transcept than are presently set forth in the certificate of incorporation and bylaws of Novacea.

The merger agreement also provides that, for a period of six years following the consummation of the merger, the combined company will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of Transcept, with coverage in amount and scope at least as favorable as the coverage under the existing Transcept policy as of the time the merger becomes effective. If the annual premiums payable for such insurance coverage exceed 200% of the current annual premiums paid by Transcept for its existing policy, the combined company may reduce the amount of coverage to the amount of coverage available for a cost equal to that amount. In addition, the merger agreement provides that Novacea shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for United States public companies similarly situated to Novacea.

Limitations of Liability and Indemnification

In addition to the indemnification required in the amended and restated certificate of incorporation and amended and restated bylaws of Novacea, Novacea entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of Novacea for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Novacea. Novacea believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Stock Options and Warrants

As of September 30, 2008, Transcept has granted options to purchase shares of its common stock under its 2002 Stock Option Plan. Each outstanding option to purchase shares of Transcept common stock that is not exercised prior to the effective time of the merger will be assumed by Novacea at the effective time of the merger in accordance with the terms of the Transcept 2002 Stock Option Plan and the terms of the related stock option agreement and will become an option to purchase shares of Novacea common stock. The number of shares of Novacea common stock subject to each assumed option will be determined by multiplying the number of shares of Transcept common stock that was subject to each option prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Novacea common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Transcept common stock subject to each option as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

Transcept has issued warrants to purchase shares of its Series C preferred stock and common stock. Each outstanding warrant to purchase shares of Transcept Series C preferred stock and common stock not terminated or exercised at or prior to the merger will be assumed by Novacea at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Novacea common stock. The number of shares of Novacea common stock subject to each assumed warrant will be determined by multiplying the number of shares of Transcept common stock, or the number of shares of Transcept common stock issuable upon conversion of the shares of Transcept preferred stock issuable upon exercise of such warrant, as applicable, that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Novacea common stock. The per share exercise price for the assumed warrants will be determined by dividing the per share exercise price of the Transcept preferred stock or common stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

For a more detailed discussion of the exchange ratio and possible adjustments to the exchange ratio to reflect certain events that could occur prior to closing, see the section entitled “The Merger Agreement—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement. If there is no adjustment to the exchange ratio to reflect certain events that could occur prior to closing, the exchange ratio will be 0.67, subject to adjustment to account for the reverse stock split to be implemented prior to the consummation of the merger, and in such case, subject to further adjustment to account for the reverse stock split:

•	the options to purchase 7,622,034 shares of Transcept common stock that were outstanding as of September 30, 2008 would, if not earlier terminated or exercised, become options to purchase an aggregate 5,182,983 shares of Novacea common stock at the effective time of the merger. Such options which were exercisable at prices per share ranging from $0.10 to $1.12 as of September 30, 2008, would become exercisable at prices per share ranging from $0.068 to $0.7616 at the effective time of the merger.

•

the warrants to purchase an aggregate 1,103,769 shares of Transcept Series C preferred stock that were outstanding as of September 30, 2008 would, if not earlier terminated or exercised, become warrants to purchase an aggregate of 750,563 shares of Novacea common stock at the effective time of the merger. Such Series C preferred stock warrants, which were exercisable at a price per share of $1.15 as of September 30, 2008, would become exercisable at a price per share of $0.782.

Form of the Merger

The merger agreement provides that at the effective time, merger sub will be merged with and into Transcept. Upon the consummation of the merger, Transcept will continue as the surviving corporation and will be a wholly owned subsidiary of Novacea. The merger agreement provides that, under certain circumstances relating to Novacea and Transcept each receiving opinions of their respective counsel regarding the tax treatment of the merger, it is possible that immediately following the merger Transcept would merge into a limited liability company wholly owned by Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. This transaction is referred to as the second merger. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

After completion of the merger, assuming Novacea Proposal No. 3 is approved by Novacea stockholders at the Novacea special meeting, Novacea will be renamed “Transcept Pharmaceuticals, Inc.” and expects to trade on the NASDAQ Global Market under the symbol “TSPT”.

Merger Consideration and Adjustment

Immediately prior to the effective time of the merger, each share of Transcept preferred stock outstanding at such time will be converted into Transcept common stock on a one-for-one basis. At the effective time of the merger:

•

each share of Transcept common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.67 shares of Novacea common stock, subject to adjustment of the exchange ratio as described below;

•

each option to purchase shares of Transcept common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Novacea and will become an option to purchase that number of shares of Novacea common stock equal to the product of the number of shares of Transcept common stock subject to the option multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock, and subject to adjustment of the exchange ratio as described below; and

•

each warrant to purchase shares of Transcept preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Novacea and will become a warrant to purchase that number of shares of Novacea common stock equal to the product of the number of shares of Transcept common stock, or the number of shares of Transcept common stock issuable upon conversion of Transcept preferred stock, issuable upon exercise of the Transcept warrant multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock, and subject to adjustment of the exchange ratio as described below;

Immediately after the merger, based on the exchange ratio, which is subject to adjustments to reflect certain events that could occur prior to closing of the merger as described below, it is expected that Transcept stockholders, warrantholders and optionholders will own approximately 60% of the fully-diluted common stock of the combined company with Novacea stockholders and optionholders holding approximately 40% of the fully- diluted common stock of the combined company. These percentages assume that the exchange ratio is not adjusted, as described below.

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Novacea common stock that Transcept stockholders will be entitled to receive for changes in the market price of Novacea common stock. Accordingly, the market value of the shares of Novacea common stock issued pursuant to the merger will depend on the market value of the shares of Novacea common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

The exchange ratio is subject to adjustment to account for the effect of the reverse stock split and is also subject to adjustment if the net cash of Novacea, less certain liabilities, on a date that is 10 calendar days prior to the anticipated date for closing is less than $83.5 million or greater than $84.5 million or if the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding immediately prior to the effective time of the merger differs from the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008. For a more complete description of the exchange ratio adjustment, please see the section entitled “The Merger Agreement-Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement.

No fractional shares of Novacea common stock will be issuable pursuant to the merger to Transcept stockholders. Instead, each Transcept stockholder who would otherwise be entitled to receive a fraction of a share of Novacea common stock, after aggregating all fractional shares of Novacea common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Novacea common stock as quoted on the NASDAQ Global Market, on the date the merger becomes effective.

The merger agreement provides that, at the effective time of the merger, Novacea will deposit with an exchange agent acceptable to Novacea and Transcept stock certificates representing the shares of Novacea common stock issuable to the Transcept stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Transcept common stock and Transcept preferred stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Transcept stock certificates for shares of Novacea common stock. Upon surrender of a Transcept common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Novacea may reasonably require, the Transcept stock certificate surrendered will be cancelled and the holder of the Transcept stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Novacea common stock that such holder has the right to receive pursuant to the provisions of the merger agreement;

•	cash in lieu of any fractional share of Novacea common stock; and

•	dividends or other distributions, if any, declared or made with respect to Novacea common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Transcept common stock or Transcept preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Transcept. In addition, no transfer of Transcept common stock or Transcept preferred stock after the effective time of the merger will be registered on the stock transfer books of Transcept.

If any Transcept stock certificate has been lost, stolen or destroyed, Novacea may, in its discretion, and as a condition to the delivery of any shares of Novacea common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Novacea against any claim suffered by Novacea related to the lost, stolen or destroyed certificate or any Novacea common stock issued in exchange for such certificate as Novacea may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Transcept common stock or Transcept preferred stock will be deemed to represent only the right to receive shares of Novacea common stock, and cash in lieu of any fractional share of Novacea common stock. Novacea will not pay dividends or other distributions on any shares of Novacea common stock to be issued in exchange for any unsurrendered Transcept stock certificate until the Transcept stock certificate is surrendered as provided in the merger agreement.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of Transcept and the approval by the Novacea stockholders of the issuance of Novacea common stock and the resulting change in control of Novacea, the amended and restated certificate of incorporation of Novacea effecting the reverse stock split and the name change from “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.” The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Novacea and Transcept and specified in the certificate of merger. Neither Novacea nor Transcept can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Novacea must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ Capital Market in connection with the issuance of shares of Novacea common stock and the resulting change in control of Novacea and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Transcept and Novacea intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Each of Transcept and Novacea will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to, and not to permit or cause any affiliate or any subsidiary of Transcept or Novacea to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. Transcept and Novacea will cooperate and use their commercially reasonable efforts in order for Transcept to obtain from Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Novacea to obtain from Latham & Watkins LLP, an opinion that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Completion of the merger is conditioned upon receipt of such opinions. Neither Transcept nor Novacea may waive such respective tax opinion closing condition to the merger after the Transcept stockholders and the Novacea stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Novacea stockholders with appropriate disclosure. If all of the conditions to the merger, except for the tax opinion closing conditions described above, have been satisfied or waived, and the tax opinion closing conditions could be satisfied if, immediately following the merger, the parties entered into the second merger described in the immediately following sentence, then the parties will enter into such second merger. Under the second merger, immediately following the merger, Transcept would merge into a limited liability company wholly owned by

Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes. For a description of the material U.S. federal tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” below.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to Transcept stockholders upon an exchange of their Transcept common stock (including Transcept common stock received pursuant to the conversion of the Transcept preferred stock immediately prior to the effective time of the merger) for Novacea common stock. This summary is based upon current provisions of the Code, existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect.

This summary only applies to a Transcept stockholder that is a “U.S. person,” defined to include:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Any Transcept stockholder other than a “U.S. person” as so defined is, for purposes of this discussion, a “non-U.S. person.”

This summary assumes that Transcept stockholders hold their shares of Transcept common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders:

•

who are subject to special treatment under U.S. federal income tax rules such as dealers in securities, financial institutions, non-U.S. persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who are or hold their shares through partnerships, S corporations or other pass-through entities;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who hold their shares as qualified small business stock within the meaning of Section 1202 of the Code; or

•	who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy.

If a partnership holds Transcept common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Transcept common stock, you should consult your tax advisor.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the:

•

tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Transcept common stock is acquired, Transcept preferred stock is converted to Transcept common stock, or Novacea common stock or warrants to purchase shares of Novacea common stock are disposed of;

•

tax consequences of the receipt of Novacea common stock and/or warrants to purchase shares of Novacea common stock other than the receipt of Novacea common stock in exchange for Transcept common stock; or

•	tax implications of a failure of the merger to qualify as a reorganization.

Accordingly, holders of Transcept common stock should consult their tax advisers regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under state, local and foreign tax laws.

Completion of the merger is conditioned upon, among other things, the receipt by Transcept of an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the receipt by Novacea of an opinion of Latham & Watkins LLP, dated as of the closing date of the merger, to the effect that the merger will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Transcept nor Novacea may waive such respective tax opinion closing condition to the merger after the Transcept stockholders and the Novacea stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Novacea stockholders with appropriate disclosure. If all of the conditions to the merger, except for the tax opinion closing conditions described above, have been satisfied or waived, and the tax opinion closing conditions could be satisfied if, immediately following the merger, the parties entered into the second merger described in the immediately following sentence, then the parties will enter into such second merger. Under the second merger, immediately following the merger, Transcept would merge into a limited liability company wholly owned by Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

In rendering their opinions, counsel will assume that the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the merger agreement, are true and accurate in all respects, that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the merger agreement, and certain customary factual assumptions. In addition, the tax opinions will be based on the law in effect on the date of the opinions and on representations made in the representation letters provided by Novacea, Transcept, and the merger sub, all of which must continue to be true and accurate in all respects as of the effective time of the merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement. Neither Transcept nor Novacea is currently aware of any facts or circumstances that would cause any representations made by it to Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Latham & Watkins LLP, respectively, in connection with these opinions to be untrue or incorrect in any material respect.

No ruling from the Internal Revenue Service, or IRS, has been or will be requested in connection with the merger. In addition, stockholders of Transcept should be aware that the tax opinions discussed in this section are not binding on the IRS, and the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement:

•	neither Novacea nor Transcept will recognize gain or loss as result of the merger;

•	Novacea stockholders will not recognize any gain or loss for federal income tax purposes as a result of the merger;

•

a Transcept stockholder will not recognize gain or loss upon the exchange of Transcept common stock for Novacea common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Novacea common stock as described below;

•

a Transcept stockholder who receives cash in lieu of a fractional share of Novacea common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•

a Transcept stockholder’s aggregate tax basis for the shares of Novacea common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Transcept common stock surrendered upon completion of the merger; and

•

the holding period of the shares of Novacea common stock received by a Transcept stockholder in the merger will include the holding period of the shares of Transcept common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the Transcept stockholder’s holding period in the Transcept common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Transcept common stock and Novacea common stock, stockholders who acquired different blocks of Transcept common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

The above discussion does not apply to Transcept stockholders who properly perfect appraisal rights. Generally, a Transcept stockholder who perfects appraisal rights with respect to such stockholder’s shares of Transcept common stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Transcept stockholders who owned at least five percent (by vote or value) of the total outstanding stock of Transcept or Transcept stock with a tax basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Transcept common stock and the fair market value of such stock.

Certain non-corporate Transcept stockholders may be subject to backup withholding, at a rate of 28% on cash received pursuant to the merger. Backup withholding will not apply, however, to a Transcept stockholder who timely furnishes a correct taxpayer identification number and certifies that the Transcept stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or is otherwise exempt from backup withholding. If a Transcept stockholder provides an incorrect taxpayer identification number on IRS Form W-9 or a substantially similar form, the Transcept stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Transcept stockholder’s federal income tax liability, provided that the Transcept stockholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. TRANSCEPT STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

NASDAQ Stock Market Listing

Novacea common stock currently is listed on the NASDAQ Global Market under the symbol “NOVC”. Novacea has agreed to use its commercially reasonable efforts to maintain its existing listing on the NASDAQ Global Market, and to obtain approval for listing of the combined company on the NASDAQ Global Market and the shares of Novacea common stock that Transcept stockholders will be entitled to receive pursuant to the merger.

Prior to consummation of the merger, Novacea intends to file an initial listing application with the NASDAQ Global Market pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Novacea anticipates that its common stock will be listed on the NASDAQ Global Market following the closing of the merger under the trading symbol “TSPT”.

Anticipated Accounting Treatment

The merger will be treated by Novacea as a reverse merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Transcept is considered to be acquiring Novacea in this transaction. In addition, because the market capitalization of Novacea is less than the fair value of its net assets, for accounting purposes Novacea’s net asset value is considered a better indicator of acquired value than the Novacea market capitalization. Therefore, the fair value of the net assets acquired in connection with the merger, together with the direct costs of acquisition, will be allocated to the assets of Novacea and liabilities based on their fair market values. The assets and liabilities and results of operations of Novacea will be consolidated into the results of operations of Transcept as of the effective time of the merger. These allocations will be based upon a valuation that has not yet been finalized.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Transcept stockholders are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Novacea common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding a Transcept stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Transcept stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger and that appraisal rights are available. This proxy statement/prospectus/information statement constitutes the notice to Transcept stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you, as a Transcept stockholder, wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C attached hereto because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.
Holders of shares of Transcept capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Transcept within 20 days after the mailing of this proxy statement/prospectus/ information statement, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Transcept of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Transcept capital stock held by such stockholder. Failure to deliver a written consent to the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Transcept capital stock. ALL DEMANDS MUST BE RECEIVED BY TRANSCEPT WITHIN TWENTY (20) DAYS AFTER THE DATE THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT WAS MAILED TO TRANSCEPT STOCKHOLDERS, AS SET FORTH ON THE COVER PAGE OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT/ INFORMATION STATEMENT.

If you fail to deliver a written demand for appraisal within the time period specified above and the merger is completed, you will be entitled to receive the merger consideration for your shares of Transcept capital stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Transcept capital stock.

To be effective, a demand for appraisal by a holder of shares of Transcept capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Transcept. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If you hold your shares of Transcept capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

Within ten days after the effective time of the merger, the surviving corporation must give written notice that the merger has become effective to each stockholder who is entitled to appraisal rights and has properly filed a written demand for appraisal in accordance with Section 262. At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and accept the terms of the merger by delivering a written withdrawal of the stockholder’s demands for appraisal. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Transcept capital stock.

Within one hundred and twenty days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Transcept, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Transcept capital stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

California Law

A non-California corporation is subject to Section 2115 of the CGCL, or Section 2115, if (i) a majority of the holders of record of such corporations’s voting securities were residents of California on the record date for the latest meeting of stockholders held during such corporation’s latest full income year and (ii) such corporation met certain tests regarding property, payroll and sales in California during its latest full income year, unless any outstanding securities of such corporation are listed on the New York Stock Exchange or the American Stock Exchange, or designated for trading on the Nasdaq National Market. If a non-California corporation is subject to Section 2115, certain of California corporate laws apply to such corporation. Based on information available on October 31, 2008, Transcept is subject to Section 2115 as of such date.

Under California law, if Transcept is subject to Section 2115 at the effective time of the merger, a holder of Transcept capital stock may have the right to dissent from the merger by exercising dissenters’ rights. Under Section 181 of the CGCL, the merger constitutes a “reorganization” of Transcept. Chapter 13 of the CGCL, or Chapter 13, provides appraisal rights for stockholders dissenting from a reorganization under certain circumstances. If a Transcept stockholder elects to exercise appraisal rights, the stockholder must precisely comply with all of the procedures set forth in Chapter 13, which is attached to this proxy statement/prospectus/information statement as Annex D. Holders of Novacea common stock are not entitled to appraisal rights under California law in connection with the merger.

The discussion below is not a complete summary regarding a Transcept stockholder’s appraisal rights under California law and is qualified in its entirety by reference to the text of the relevant provisions of California law attached as Annex D. Stockholders intending to exercise dissenters’ rights should carefully review Annex D. Failure to follow precisely any of the statutory procedures set forth in Annex D may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Transcept stockholders exercise their appraisal rights under California law.

Even though a stockholder who wishes to exercise dissenters’ rights may be required to take certain actions before the effective date of the merger, if the merger agreement is later terminated and the merger is abandoned, no stockholder of Transcept will have the right to any payment from Transcept by reason of having taken that action. The following discussion is subject to this qualification.

For you to exercise dissenters’ rights as to any of your shares of Transcept capital stock in connection with the merger, you must not vote in favor of the merger and merger agreement and must make a written demand to have Transcept purchase the shares at their fair market value.

The written demand must:

•	be received within 30 days after the date on which the notice of the approval of the merger by Transcept stockholders is mailed to you by Transcept (as described below);

•	specify your name and mailing address and the number and class of Transcept shares held of record which you demand Transcept purchase;

•	state that you are demanding purchase of the shares and payment of their fair market value; and

•	state the price which you claim to be the relevant (see below) fair market value of the shares, which statement will constitute an offer by you to sell the shares to Transcept at that price.

All written demands should be addressed to Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Chief Financial Officer.

Simply failing or refusing sign and return to Transcept the written consent will not be sufficient to constitute the demand described above.

In addition, within 30 days after notice of the approval of the merger is mailed to you by Transcept (as described below), you must also submit to Transcept or its transfer agent, for endorsement as dissenting shares, the stock certificates representing Transcept shares as to which you are exercising dissenters’ rights.

Shares of Transcept stock held by stockholders who have perfected their dissenters’ rights in accordance with Chapter 13 and have not withdrawn their demands or otherwise lost their dissenters’ rights are referred to in this summary as “dissenting shares.” Under Chapter 13, a dissenting stockholder may not withdraw such stockholder’s demand for payment of the fair market value of the stockholder’s dissenting shares in cash unless Transcept consents.

Within ten days after the approval of the merger by Transcept stockholders, Transcept must mail a notice of the approval to each holder of Transcept capital stock who did not vote in favor of the merger. This notice must state the price determined by Transcept to represent the relevant fair market value of the dissenting shares, which statement will constitute an offer by Transcept to purchase the dissenting shares at the stated amount if the merger closes. Chapter 13 states that the fair market value, for this purpose, is determined “as of the day before the first announcement” of the terms of the proposed merger, excluding appreciation or depreciation as a consequence of the proposed merger. The Transcept notice must also include a brief description of the procedures to be followed by those holders if the holders desire to exercise their dissenters’ rights and a copy of Sections 1300 through 1304 of Chapter 13.

Irrespective of the percentage of Transcept capital stock with respect to which demands for appraisal have been properly filed, Transcept must mail the notice referred to above to any stockholder who has filed a demand with respect to Transcept shares and that are subject to transfer restrictions imposed by Transcept or by any law or regulation. Except with respect to those securityholders that have executed lock-up agreements with respect to the merger of Novacea and Transcept, as described elsewhere in this proxy statement/prospectus/information statement, Transcept is not aware of any transfer restrictions on Transcept shares of capital stock, except for those restrictions which apply to Transcept capital stock held by stockholders who are deemed to be affiliates of Transcept as that term is defined in Rule 144 under the Securities Act. Any stockholder who believes there is another type of restriction on its shares should consult with its advisor as to the nature of the restriction and its relationship to the availability of dissenters’ rights in connection with the merger. If the stockholder and Transcept agree that the shares of Transcept capital stock as to which the stockholder is seeking dissenters’ rights are dissenting shares, and also agree upon the price to be paid to purchase the shares, then the dissenting stockholder is entitled to the agreed price with interest thereon at the legal rate on judgments under the CGCL from the date of the merger agreement. Any agreements fixing the fair market value of any dissenting shares as between Transcept and any dissenting stockholder must be filed with the Secretary of Transcept.

However, if Transcept denies that the stockholder’s shares qualify as dissenting shares eligible for purchase under Chapter 13, or if Transcept and the stockholder fail to agree upon the fair market value of the shares, then the stockholder may, within six months after the date on which Transcept mailed to the stockholder the notice of approval of the merger by the stockholders of Transcept, but not thereafter, file a complaint in the California Superior Court of the proper county requesting the court to determine whether the stockholder’s shares qualify as dissenting shares that are eligible to be repurchased pursuant to the exercise of dissenters’ rights, the fair market value of such shares, or both, or may intervene in any action pending on such a complaint. If the court is requested to determine the fair market value of the shares, it shall appoint one or more impartial appraisers to determine the fair market value of the shares. Within ten days of their appointment, the appraisers, or a majority of them, will make and file a report with the court. If the court finds the report reasonable, the court may confirm it.

However, if the appraisers cannot determine the fair market value within ten days of their appointment, or within a longer time determined by the court or the report is not confirmed by the court, then the court will determine the fair market value. If the court determines that the stockholder’s shares qualify as dissenting shares, then, following determination of their fair market value, Transcept will be obligated to pay the dissenting stockholder the fair market value of the shares, as so determined, together with interest thereon at the legal rate from the date on which judgment is entered. Payment on this judgment will be due upon the endorsement and delivery to Transcept of the certificates for the shares as to which the appraisal rights are being exercised. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated among Transcept and dissenting stockholders as the court deems equitable. However, if the appraisal of the fair market value of the shares exceeds the price offered by Transcept, then Transcept shall pay an additional amount equal to the difference. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by Transcept for the shares in the notice of approval of the merger by the stockholders of Transcept, then the court may in its discretion include attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments in the amounts payable by Transcept.

Stockholders of Transcept considering whether to seek appraisal should bear in mind that the fair value of their Transcept capital stock determined under Chapter 13 could be more than, the same as or less than the value of consideration to be paid in the merger as set forth in the merger agreement. Also, Transcept reserves the right to assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the capital stock of Transcept is less than the value of the consideration to be issued and paid in the merger as set forth in the merger agreement.

The process of dissenting requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Chapter 13. Any stockholder who fails to comply with the requirements of Chapter 13, attached as Annex D to this proxy statement/prospectus/information statement, will forfeit such stockholder’s rights to dissent from the merger and exercise appraisal rights and will receive the consideration to be issued and paid in the merger as set forth in the merger agreement.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The merger agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Novacea, Transcept or merger sub. The following description does not purport to be complete. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Novacea and merger sub, on the one hand, and Transcept, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Novacea and Transcept do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Novacea or Transcept, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Novacea and merger sub and Transcept and are modified by the disclosure schedules.

General

Under the merger agreement, Pivot Acquisition, Inc., or merger sub, a wholly owned subsidiary of Novacea formed by Novacea in connection with the merger, will merge with and into Transcept, with Transcept continuing as a wholly owned subsidiary of Novacea. The merger agreement provides that, under certain circumstances relating to Novacea and Transcept each receiving opinions of their respective counsel regarding the tax treatment of the merger, it is possible that immediately following the merger Transcept would merge into a limited liability company wholly owned by Novacea, with the limited liability company continuing as a wholly owned subsidiary of Novacea. This transaction is referred to as the second merger. If the second merger occurs, the merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

Merger Consideration and Adjustment

Immediately prior to the effective time of the merger, each share of Transcept preferred stock outstanding at such time will be converted into shares of Transcept common stock at a ratio determined in accordance with the certificate of incorporation of Transcept then in effect. At the effective time of the merger, all outstanding shares of Transcept common stock, and all outstanding options and warrants to purchase Transcept common stock, shall convert into the right to receive Novacea common stock collectively representing 60% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company, so long as the net cash, less certain liabilities, of Novacea on a date that is 10 calendar days prior to the anticipated date for closing is between $83.5 million and $84.5 million and the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding immediately prior to the effective time of the merger is equal to the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008. Assuming Novacea does have such net cash, less certain liabilities:

•

each share of Transcept common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.67 shares of Novacea common stock, subject to adjustment to account for the reverse stock split;

•	each option to purchase shares of Transcept common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Novacea and will become an option to purchase that number of shares of the common stock of the combined company, subject to adjustment to account for the reverse stock split, equal to the product of the number of shares of Transcept common stock subject to the option multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock; and

•

each warrant to purchase shares of Transcept preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Novacea and will become an option to purchase that number of shares of Novacea common stock, subject to adjustment to account for the reverse stock split, equal to the product of the number of shares of Transcept common stock, or the number of shares of Transcept common stock issuable upon conversion of Transcept preferred stock, issuable upon exercise of the Transcept warrant multiplied by 0.67, rounded down to the nearest whole number of shares of Novacea common stock.

If the net cash, less certain liabilities, of Novacea on a date that is 10 calendar days prior to the anticipated date for closing is less than $83.5 million , the exchange ratio will be adjusted so that the common stock, options and warrants of Transcept shall convert into shares of common stock of Novacea at a rate that collectively represents more than 60% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company. Should the net cash, less certain liabilities, of Novacea on a date that is 10 calendar days prior to the anticipated date for closing be more than $84.5 million, the exchange ratio will be adjusted so that the common stock, options and warrants of Transcept shall convert into shares of common stock of Novacea at a rate that collectively represents less than 60% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company. The following table illustrates the effect of the net cash, less certain liabilities, of Novacea on the exchange ratio and the relative ownership of Novacea and Transcept stockholders after the merger, assuming that the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding immediately prior to the effective time of the merger is equal to the number of shares of Novacea and Transcept common stock on a fully-diluted basis outstanding as of September 30, 2008 :

Net Cash (less certain liabilities):	$85,000,000	$84,000,000	$83,000,000	$70,000,000
Exchange Ratio	.66	.67	.68	.81
% of Combined Company held by Transcept Shareholders	59.72%	60.00%	60.29%	64.29%
% of Combined Company held by Novacea Shareholders	40.28%	40.00%	39.71%	35.71%

The exchange ratio will be determined based on the following formula:

•

the quotient of the total number of outstanding shares of Novacea common stock on a fully-diluted basis divided by the ownership factor described below, less the total number of outstanding shares of Novacea common stock on a fully-diluted basis; divided by

•	the total number outstanding shares of Transcept common stock on a fully-diluted basis.

For the purposes of this formula, the merger agreement defines the ownership factor as 0.4 unless the net cash of Novacea at the date that is 10 calendar days prior to the anticipated date of closing, or the determination date, is less than $83.5 million or greater than $84.5 million, and then the ownership factor is equal to the quotient of the net cash at the determination date divided by net cash plus $126.0 million.

For purposes of the exchange ratio adjustment, the merger agreement defines net cash as the sum of cash and cash equivalents, marketable securities, accounts and interest receivable and deposits of Novacea (to the extent refundable to Novacea), in each case as of such date minus the sum of accounts payable and accrued expenses of Novacea, in each case as of such date minus the amount of bona fide contractual commitments of Novacea as of the determination date, including commitments set forth on the disclosure schedules to the merger agreement or which have arisen prior to closing, in each case to the extent not cancelled at the determination date minus the remaining cash cost of restructuring accruals as of such date minus the cash cost of any change of control payments or severance payments that are or become due to any employee of Novacea minus the cash cost of any accrued and unpaid retention payments due to any Novacea employee as of the closing date minus the cash cost of any and all billed and unpaid taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the effective time of the merger) for which Novacea is liable for any period ending on or before such date minus any remaining fees and expenses as of such date for which Novacea is liable incurred by Novacea in connection with the merger agreement and the merger and any other transactions contemplated by the merger agreement or otherwise minus bona fide liabilities to the extent not cancelled at or prior to the determination date, or which have arisen prior to the closing plus any amounts paid by Novacea on or prior to such date in satisfaction of its obligations under the merger agreement to maintain directors’ and officers’ liability insurance and to indemnify its directors and officers for the period after the closing and any amounts paid by Novacea, up to such amount as agreed to by Novacea and Transcept in the merger agreement, related to the sublease or termination of the Novacea facility lease plus any amounts due to be reimbursed to Novacea by Transcept for expenses related to antitrust filings or expenses related to the printing and filing of this proxy statement/prospectus/information statement.

The merger agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Novacea common stock that Transcept stockholders, option holders and warrant holders will be entitled to receive for changes in the market price of Novacea common stock. Accordingly, the market value of the shares of Novacea common stock issued pursuant to the merger will depend on the market value of the shares of Novacea common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Novacea common stock will be issuable pursuant to the merger to Transcept stockholders. Instead, each Transcept stockholder who would otherwise be entitled to receive a fraction of a share of Novacea common stock, after aggregating all fractional shares of Novacea common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Novacea common stock as quoted on the NASDAQ Global Market, on the date the merger becomes effective.

The merger agreement provides that, at the effective time of the merger, Novacea will deposit with an exchange agent acceptable to Novacea and Transcept stock certificates representing the shares of Novacea common stock issuable to the Transcept stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Transcept common stock and Transcept preferred stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Transcept stock certificates for shares of Novacea common stock. Upon surrender of a Transcept common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Novacea may reasonably require, the Transcept stock certificate surrendered will be cancelled and the holder of the Transcept stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Novacea common stock that such holder has the right to receive pursuant to the provisions of the merger agreement;

•	cash in lieu of any fractional share of Novacea common stock; and

•	dividends or other distributions, if any, declared or made with respect to Novacea common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Transcept common stock or Transcept preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Transcept. In addition, no transfer of Transcept common stock or Transcept preferred stock after the effective time of the merger will be registered on the stock transfer books of Transcept.

If any Transcept stock certificate has been lost, stolen or destroyed, Novacea may, in its discretion, and as a condition to the delivery of any shares of Novacea common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Novacea against any claim suffered by Novacea related to the lost, stolen or destroyed certificate or any Novacea common stock issued in exchange for such certificate as Novacea may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Transcept common stock or Transcept preferred stock will be deemed to represent only the right to receive shares of Novacea common stock, cash in lieu of any fractional share of Novacea common stock. Novacea will not pay dividends or other distributions on any shares of Novacea common stock to be issued in exchange for any unsurrendered Transcept stock certificate until the Transcept stock certificate is surrendered as provided in the merger agreement.

Assumption of Transcept Stock Options and Warrants

All outstanding options to purchase Transcept common stock and warrants to purchase Transcept common stock or Transcept preferred stock not terminated or exercised prior to the effective time of the merger will be assumed by Novacea in the merger and will become exercisable for shares of Novacea common stock based on the exchange ratio as discussed in the section entitled “The Merger—Stock Options and Warrants” in this proxy statement/prospectus/information statement.

Directors and Officers of Novacea Following the Merger

Following the merger, the combined company will initially have a ten member board of directors, comprised of three individuals from the Novacea board of directors, John P. Walker, Camille D. Samuels, and Frederick J. Ruegsegger, one designee of the Novacea board of directors, Jake R. Nunn, and six individuals who are currently members of the Transcept board of directors, G. Kirk Raab, who shall serve as chairman, Glenn A. Oclassen, Daniel K. Turner III, Christopher B. Ehrlich, Thomas D. Kiley and Kathleen D. LaPorte. Each of these members of the board of directors will serve in classes to be agreed upon by Novacea and Transcept prior to the Closing Date. Transcept has agreed that its board of directors will cause certain of these Novacea directors to be nominated at the annual meetings of stockholders of Novacea, which will then be called Transcept, after the completion of the merger.

Effective as of the closing of the merger, the combined company’s officers will be Glenn A. Oclassen (President and Chief Executive Officer), Thomas P. Soloway (Senior Vice President, Operations and Chief Financial Officer), Susan L. Koppy (Vice President, Corporate Development), Terrence O. Moore (Vice President, Marketing & Sales), Nikhilesh N. Singh, Ph.D. (Senior Vice President, Chief Scientific Officer), and Marilyn E. Wortzman (Vice President, Finance) each of whom currently holds the same position at Transcept.

Amended and Restated Certificate of Incorporation of Novacea

Stockholders of record of Novacea common stock on the record date for the Novacea annual meeting will be also be asked to approve the amended and restated certificate of incorporation of Novacea to change the name of the corporation from “Novacea Inc.” to “Transcept Pharmaceuticals, Inc.” upon consummation of the merger, which requires the affirmative vote of holders of a majority of the outstanding common stock on the record date for the Novacea annual meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus/information is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•

there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•

stockholders of Transcept must have adopted the merger, and stockholders of Novacea must have approved the issuance of Novacea common stock in the merger and the resulting change in control of Novacea;

•

the existing shares of Novacea common stock must have been continually listed on the NASDAQ Global Market, and Novacea must have caused the shares of Novacea common stock that the Transcept securityholders will be entitled to receive pursuant to the merger to be approved for listing on the NASDAQ Global Market following the closing of the merger;

•

any waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, if applicable, or any material applicable foreign antitrust requirements reasonably determined to apply to the merger must have expired or been terminated, and there must not be in effect any voluntary agreement by any party to the merger agreement and the U.S. Federal Trade Commission, the U.S. Department of Justice or any foreign governmental body, pursuant to which such party has agreed not to consummate the merger for any period of time;

•

there must not be any legal proceeding pending, or overtly threatened in writing by an official of any governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any action:

•	challenging or seeking to restrain or prohibit the consummation of the merger;

•	relating to the merger and seeking to obtain from Novacea, merger sub or Transcept any damages or other relief that may be material to Novacea or Transcept;

•

seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Novacea;

•	that could materially and adversely affect the right or ability of Novacea or Transcept to own the assets or operate the business of Novacea or Transcept; or

•	seeking to compel Transcept, Novacea or any subsidiary of Novacea to dispose of or hold separate any material assets as a result of the merger; and

•

there must not be pending any legal proceeding against a party to the merger agreement which, in the reasonable judgment of such party, would result in an outcome that is material and adverse to either party to the merger agreement:

•	challenging or seeking to restrain or prohibit the consummation of the merger;

•	relating to the merger and seeking to obtain from either party to the merger agreement, any damages or other relief that may be material to either party to the merger agreement;

•

seeking to prohibit or limit in any material respect the ability of the stockholders of such party to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of such party;

•	that would materially and adversely affect the right or ability of a party to the merger agreement to own the assets or operate the business of Transcept; or

•	seeking to compel any party to the merger agreement to dispose of or hold separate any material assets as a result of the merger in such a manner that would have a material adverse effect on Novacea.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

all representations and warranties of the other party in the merger agreement must be true and correct on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•	the other party to the merger agreement party have received all required third-party and governmental consents, and such consents must be in full force and effect at the closing of the merger;

•

the other party to the merger agreement must have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it on or before the closing of the merger; and

•	the other party must have delivered certain certificates and other documents required under the merger agreement for the closing of the merger.

In addition, the obligation of Novacea and the merger sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

Novacea must have received lock-up agreements from the following Transcept securityholders, each of whom has already executed and delivered such agreement to Novacea: The Kiley Revocable Family Trust, Thomas D. Kiley, G. Kirk Raab, Glenn A. Oclassen, The Nikhilesh & Nikki Singh Revocable Trust, Nikhilesh N. Singh, Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, LP, Montreux IV Associates, LLC, Daniel K. Turner III, Hamilton Bioventures, L.P., Hamilton Apex Technology Ventures, L.P., Elliot Parks, Thomas P. Soloway Revocable Family Trust, Thomas P. Soloway, New Leaf Ventures I, L.P., James Niedel, Interwest Partners IX, L.P., Christopher B. Ehrlich, New Enterprise Associates 12, Limited Partnership and NEA Ventures 2007, Limited Partnership;

•

Novacea must have received the opinion of Latham & Watkins LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code; and

•

There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, financial or other condition, capitalization, assets, operations, financial performance or prospects of Transcept taken as a whole, or the ability of Transcept to complete the merger or any of the other transactions contemplated by the merger agreement or to perform any of its covenants or obligations under the merger agreement in all material respects, each referred to as a material adverse effect as it relates to Transcept. The merger agreement provides that a materially adverse change shall include if the net cash, less certain liabilities, of Novacea at closing is less $70,000,000. The merger agreement provides that certain events shall not be considered a materially adverse change to Transcept, including without limitation:

•	any rejection by a governmental entity of a registration or filing by Transcept relating to its intellectual property relating to zolpidem or its Intermezzo® product candidate;

•

changes by the FDA to the labeling or other requirements generally applicable to drugs for the treatment of sleep conditions, other than changes specific to zolpidem, so long as such changes do not provide for or require product withdrawal, creation of a blackbox warning or creation of a patient registry or its equivalent;

•

publication, in and of itself, by the media of negative information regarding drugs for the treatment of sleep conditions, provided that this exclusion shall in no way exclude events which adversely impact the safety or efficacy of drugs for the treatment of sleep conditions; or

•

the resignation, termination or death of any individual director or officer of Transcept, provided that the resignation or termination of more than 50% of Transcept directors or more than 50% of Transcept officers before the completion of the merger may give rise to an adverse effect.

In addition, the obligation of Transcept to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

Transcept must have received lock-up agreements from the following Novacea securityholders, each of whom has already executed and delivered such agreement to Transcept: Daniel M. Bradbury, Judith A. Hemberger, Ph.D, Michael Raab, Frederick J. Ruegsegger, Camille D. Samuels, John P. Walker, Eckard Weber, M.D., James I. Healy, M.D., Ph.D., Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP, Sofinnova Venture Principals V, LP, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2002, Limited Partnership, Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Edward Schnipper, Edward Albini and Amar Singh.

•

Novacea must have delivered to Transcept written resignations of the officers and directors of Novacea that are not continuing as officers and directors of Novacea following the merger and shall have caused the new board members and officers of the combined company, specified in the merger agreement, to be elected;

•

Neither the principal executive officer nor the principal financial officer of Novacea shall have failed to provide, with respect to any document filed with the SEC on or after August 29, 2008, any necessary certification required under Rule 13a-14 under the Securities Exchange Act of 1934, as amended;

•

Transcept must have received the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code; and

•

There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, financial or other condition, capitalization, assets, operations, financial performance or prospects of Novacea taken as a whole, or the ability of Novacea to complete the merger or any of the other transactions contemplated by the merger agreement or to perform any of its covenants or obligations under the merger agreement in all material respects, each referred to as a material adverse effect as it relates to Novacea. The merger agreement provides that a materially adverse change shall include if the net cash, less certain liabilities, of Novacea at closing is less $70,000,000.

No Solicitation

Each of Transcept and Novacea agreed that, except as described below, Transcept and Novacea and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its subsidiaries to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal,” as defined below, or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	furnish to any person any information with respect to it in connection with or in response to an acquisition proposal, indication of interest or request for information;

•	engage in discussions or negotiations with respect to any acquisition proposal, indication of interest or request for information;

•	approve, endorse or recommend an acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition proposal.

An “acquisition proposal” means any offer or proposal with respect to an “acquisition transaction,” as defined below.

An “acquisition transaction” means the following:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: in which Transcept, Novacea or merger sub is a constituent corporation, in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Transcept, Novacea or merger sub or any of their subsidiaries or in which Transcept, Novacea or merger sub or any of their subsidiaries issues securities representing more than 15% of the outstanding voting securities of any class of voting securities of such party or any of its subsidiaries;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 15% or more of the consolidated net revenues, net income or book value of the assets of or fair market value of the assets of Transcept, Novacea or merger sub and their subsidiaries, taken as a whole; and

•	any liquidation or dissolution of Transcept, Novacea or merger sub.

However, before obtaining the applicable Transcept or Novacea stockholder approvals required to consummate the merger, each party may furnish information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the merger agreement, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes or is reasonably likely to result in a “superior offer” if:

•	neither such party nor any representative of such party has breached the no solicitation provisions of the merger agreement described above;

•

that party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of such board of directors under applicable legal requirements;

•

that party gives the other party at least five business days’ prior notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such person;

•

that party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Transcept and Novacea; and

•	at least five business days’ prior to the furnishing of any information to a third party, that party furnishes the same information to the other party to the extent not previously furnished.

By September 8, 2008, Transcept obtained written consents of the requisite number of Transcept stockholders necessary to approve the merger and related transactions.

A “superior offer” means an unsolicited, bona fide written offer made by a third party to enter into a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either the party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or in which a person or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the party’s capital stock or a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: was not obtained or made as a direct or indirect result of a breach of the merger agreement, and is on terms and conditions that the board of directors of the party receiving the offer determines in its good faith judgment, after obtaining and taking into account such matters as its board of directors deems relevant following consultation with its outside legal counsel and financial advisor:

•	is reasonably likely to be more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger; and

•	is reasonably capable of being consummated.

An offer will not be a superior offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or if the consummation of such transaction is contingent on any such financing being obtained.

The merger agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party fully informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal or any change or proposed change to that acquisition proposal or inquiry, indication of interest or request for information.

Meetings of Stockholders

Novacea is obligated under the merger agreement to call, give notice of and hold a special meeting of its stockholders for the purposes of considering the issuance of shares of Novacea common stock and the merger.

Transcept is obligated under the merger agreement to obtain written consents of its stockholders sufficient to approve the merger and related transactions. By September 8, 2008, Transcept had obtained written consents of the requisite number of Transcept stockholders necessary to approve the merger and related transactions.

Covenants; Conduct of Business Pending the Merger

Transcept agreed that it will conduct its business in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations, and certain contracts, and to take other agreed-upon actions. Transcept also agreed that, subject to certain limited exceptions, without the consent of Novacea, it would not, during the period prior to closing of the merger:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Transcept common stock from terminated employees);

•

amend the certificate of incorporation, bylaws or other charter or organizational documents of Transcept, or effect or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the merger agreement: any capital stock or other security (except for options or common stock issued to Transcept employees or consultants or shares of Transcept common stock issued upon the valid exercise of options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•

other than in the ordinary course of business, lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000;

•

other than in the ordinary course of business, and in observance of common practice for a similarly-situated company: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law; or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease other otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•

make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any material contract; or

•

make any material change to, or agree to change, the pricing or royalties or other payments set or charged by Transcept or any of its subsidiaries to its customers or licensees or agree to change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Transcept or any of its subsidiaries.

Novacea agreed that it will conduct its business in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Novacea also agreed that, subject to certain limited exceptions, without the consent of Transcept, it would not, during the period prior to the closing of the merger:

•

declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees of Novacea);

•

except for contractual commitments in place at the time of this agreement, sell, issue or grant, or authorize the issuance of: any capital stock or other security (except for Novacea common stock issued upon the valid exercise of outstanding Novacea options); any option, warrant or right to acquire any capital stock or any other security (except for Novacea options in an amount up to $500,000); or any instrument convertible into or exchangeable for any capital stock or other security;

•

amend the certificate of incorporation, bylaws or other charter or organizational documents of Novacea, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions;

•	form any subsidiary other than merger sub or acquire any equity interest or other interest in any other entity;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $250,000, other than in the ordinary course of business or in connection with the winding down of operations of Novacea;

•

adopt, establish or enter into any Novacea employee plan; cause or permit any Novacea employee plan to be amended other than as required by law or in order to make amendments for the purposes of section 409A of the tax code, subject to prior review and approval (with such approval not to be unreasonably withheld) by Transcept; or other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; provided, that, Novacea may pay full yearly bonuses and other severance and retention payments to its employees in connection with their termination of employment;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset, except in the ordinary course of business consistent with past practices;

•

make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into any material contract; or

•

make any material change to, or agree to change, the pricing or royalties or other payments set or charged by Novacea or any of its subsidiaries to its customers or licensees or agree to change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Novacea or any of its subsidiaries.

Other Agreements

Each of Transcept and Novacea has agreed to use its commercially reasonable efforts to:

•	file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the merger;

•	take all actions necessary to complete the merger;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the merger;

•	obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the merger agreement;

•	lift any injunction prohibiting the merger or other transactions contemplated by the merger agreement; and

•	consult and agree with each other about any public statement either will make concerning the merger, subject to certain exceptions.

Transcept and Novacea agreed that:

•

Novacea will use commercially reasonable efforts to maintain the listing of its common stock on the NASDAQ Global Market and to obtain approval for listing on the NASDAQ Global Market of the combined company and to cause the shares of its common stock and shares of common stock issuable upon exercise of the options and warrants held by Transcept securityholders to be approved for listing on the NASDAQ Global Market;

•

for a period of six years after the closing of the merger, the combined company will indemnify each of the directors and officers of Transcept and Novacea to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Transcept and Novacea; and

•

Novacea shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Novacea.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Transcept and Novacea;

•

by Transcept or Novacea if the merger has not been completed by April 30, 2009, but this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement, and this right to terminate shall not be available for an additional sixty days upon request of either party if the waiting period under HSR Act has not expired, if applicable, or a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective this Form S-4 by such date;

•

by Transcept or Novacea if a governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•

by Novacea if the Transcept did not obtain the written consent of a requisite number of its stockholders necessary to approve the merger and related matters within 10 calendar days of the execution of this merger agreement;

•

by Transcept or Novacea if the stockholders of Novacea have not adopted the merger agreement at the Novacea special meeting or any adjournment or postponement thereof, but Novacea may not terminate the merger agreement pursuant to this provision if failure to obtain the approval of Novacea stockholders was caused by the action or failure to act of Novacea and such action or failure to act constitutes a material breach by Novacea of the merger agreement;

•	by Transcept, at any time prior to the approval of the issuance of the shares of Novacea common stock pursuant to the merger, if:

•

the Novacea board of directors fails to recommend that the stockholders of Novacea vote to approve the issuance of Novacea common stock or withdraws or modifies its recommendation in a manner adverse to Transcept;

•	Novacea fails to include in this proxy statement/prospectus/information statement such recommendation;

•

Novacea fails to hold the Novacea special meeting within 60 days after the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 60-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending;

•

the Novacea board of directors approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement;

•	Novacea enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the merger agreement; or

•

Novacea or any director, officer or agent of Novacea willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement (each of the above clauses is referred to as a Novacea triggering event);

•	by Novacea, at any time prior to the adoption of the merger agreement by the stockholders of Transcept, if:

•	the Transcept board of directors fails to recommend that the Transcept stockholders vote to approve the merger or withdraws or modifies its recommendation in a manner adverse to Novacea;

•	Transcept fails to include in this proxy statement/prospectus/information statement such recommendation;

•

the Transcept board of directors approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement;

•

Transcept enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the merger agreement; or

•

Transcept or any director, officer or agent of Transcept willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement (each of the above clauses is referred to as a Transcept triggering event); or

•

by Transcept or Novacea if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured.

Termination Fee

Fee payable by Novacea

Novacea must pay Transcept a termination fee of $4.2 million if:

•

the merger agreement is terminated because the stockholders of Novacea do not approve the issuance of Novacea common stock, the resulting change in control of Novacea and an acquisition proposal, as defined above in the section entitled “The Merger Agreement—No Solicitation,” with respect to Novacea was publicly announced, disclosed or otherwise communicated to the board of directors of Novacea prior to the Novacea annual meeting and Novacea enters into a definitive agreement for, or consummates, an acquisition transaction, as defined above in the section entitled “The Merger Agreement—No Solicitation,” within 12 months of the termination; or

•

the merger agreement is terminated by Transcept because of a Novacea triggering event, as defined above in the section entitled “The Merger Agreement—Termination,” other than a failure to hold a stockholder meeting within 60 days after the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part is declared effective under the Securities Act.

Novacea is also required to reimburse Transcept for expenses in the merger, up to a maximum of $2 million, if:

•

the merger agreement is terminated because the stockholders of Novacea do not approve the issuance of Novacea common stock, the resulting change in control of Novacea and an acquisition proposal, as defined above in the section entitled “The Merger Agreement—No Solicitation,” with respect to Novacea was publicly announced, disclosed or otherwise communicated to the board of directors of Novacea prior to the Novacea annual meeting and Novacea enters into a definitive agreement for, or consummates, an acquisition transaction, as defined above in the section entitled “The Merger Agreement—No Solicitation,” within 12 months of the termination;

•

the merger agreement is terminated by Transcept because of a Novacea triggering event, as defined above in the section entitled “The Merger Agreement—Termination,” other than a failure to hold a stockholder meeting within 60 days after the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part is declared effective under the Securities Act;

•

the merger agreement is terminated by Transcept because Novacea has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured; or

•	if the merger agreement is terminated because there is a Transcept material adverse effect, as defined above in the section entitled “The Merger Agreement—Termination.”

Fees payable by Transcept

Transcept must pay Novacea a termination fee of $4.2 million if:

•

the merger agreement is terminated by Novacea if the Transcept did not obtain the written consent of a requisite number of its stockholders necessary to approve the merger and related matters within 10 calendar days of the execution of this merger agreement; or

•	the merger agreement is terminated by Novacea because of a Transcept triggering event, as defined above in the section entitled “The Merger Agreement—Termination.”

Transcept is also required to reimburse Novacea for expenses in the merger, up to a maximum of $2 million, if:

•

the merger agreement is terminated by Novacea if the Transcept did not obtain the written consent of a requisite number of its stockholders necessary to approve the merger and related matters within 10 calendar days of the execution of this merger agreement;

•	the merger agreement is terminated by Novacea because of an Transcept triggering event, as defined above in the section entitled “The Merger Agreement—Termination,”

•

the merger agreement is terminated by Novacea because Transcept has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured.

Representations and Warranties

The merger agreement contains customary representations and warranties of Novacea and Transcept for a transaction of this type relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	ownership of subsidiaries;

•	authorized and outstanding capital stock, options and warrants;

•	any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	financial statements and, with respect to Novacea, documents filed with the SEC and the accuracy of information contained in those documents;

•	any undisclosed liabilities;

•	any material changes or events;

•	title to assets;

•	bank account information and validity of accounts receivables;

•	ownership of real property and leasehold interests;

•	filing of tax returns and payment of taxes;

•	ownership of intellectual property;

•	compliance with legal requirements;

•	litigation matters;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	employee benefits and related matters;

•	any liens and encumbrances;

•	compliance with environmental laws;

•	regulatory compliance;

•	insurance policies, policy cancellations and claims;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	authority to enter into the merger agreement and the related agreements;

•	approval by the board of directors;

•	votes required for completion of the merger and approval of the proposals that will come before each of the Novacea special meeting and the Transcept written stockholder consent;

•	transactions with affiliates;

•	with respect to Novacea, disclosure controls and procedures, the timely filing of all registration statements in connection with private placement transactions and related matters;

•	with respect to Novacea, the valid issuance in the merger of the Novacea common stock; and

•	the inapplicability of the provisions of Section 203 of the DGCL to the merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Transcept and Novacea to complete the merger.

Amendment

The merger agreement may be amended by the parties at any time, except that after the merger agreement has been adopted by the stockholders of Transcept or Novacea, no amendment which by law requires further approval by the stockholders of Transcept or Novacea, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements and Written Consent

In order to induce Novacea to enter into the merger agreement, several Transcept stockholders entered into voting agreements and irrevocable proxies with Novacea pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Transcept capital stock and other Transcept securities in favor of the merger and the adoption of the merger agreement, against any action or agreement that would result in a breach of the merger agreement by Transcept, and against any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement. These Transcept stockholders also granted Novacea an irrevocable proxy to their respective Transcept capital stock and securities in accordance with the voting agreement. These Transcept stockholders may vote their shares of Transcept capital stock and securities on all other matters not referred to in such proxy.

As of August 29, 2008, the stockholders of Transcept that entered into voting agreements owned in the aggregate 1,495,086 shares of Transcept common stock and 44,657,538 shares of Transcept preferred stock, representing approximately 80% of the outstanding Transcept stock on an as if converted to common stock basis.

Under these voting agreements executed by Transcept stockholders, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Transcept capital stock and securities held by them, or any voting rights with respect thereto, until the earlier of the termination of the merger agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of Transcept capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

In addition, in order to induce Transcept to enter into the merger agreement, several Novacea stockholders entered into voting agreements and irrevocable proxies with Transcept pursuant to which, among other things, each of these stockholders agreed, solely in his capacity as a stockholder, to vote all of his shares of Novacea common stock in favor of the approval of the merger agreement, the transactions contemplated thereby and any action in furtherance of the foregoing, and against any action or agreement that would result in a breach of the merger agreement by Novacea and against any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement. These Novacea stockholders also granted Transcept an irrevocable proxy to their respective shares in accordance with the voting agreement. These Novacea stockholders may vote their shares of Novacea common stock on all other matters not referred to in such proxy.

As of August 31, 2008, the stockholders of Novacea that entered into voting agreements owned in the aggregate number of shares of Novacea common stock representing approximately 37% of the outstanding Novacea common stock.

Under these voting agreements executed by the Novacea stockholders, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Novacea common stock and securities held by them until the earlier of the termination of the merger agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of Novacea common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

In addition, pursuant to the conditions of the merger agreement, the same Transcept stockholders have also executed a written consent approving the merger and related transactions. Therefore, holders of the number of shares of Transcept stock required to approve the merger are already contractually obligated to approve the merger and have already approved the merger via written consent.

Lock-up Agreements

As a condition to the closing of the merger, certain of the Novacea securityholders and Transcept securityholders and their affiliates, each as listed below, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in hedging or similar transactions with respect to, shares of Novacea common stock, including, as applicable, shares received in the merger and issuable upon exercise of Transcept options and warrants . The lock-up agreements provide that fifty percent of the shares subject to the lock-up restrictions will be released from such restrictions three months from the closing date, and the remainder of the shares subject to such restrictions will be released six months from the closing date.

The following Novacea securityholders have executed lock-up agreements: Daniel M. Bradbury, Judith A. Hemberger, Ph.D, Michael Raab, Frederick J. Ruegsegger, Camille D. Samuels, John P. Walker, Eckard Weber, M.D., James I. Healy, M.D., Ph.D., Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP, Sofinnova Venture Principals V, LP, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2002, Limited Partnership, Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Edward Schnipper, Edward Albini and Amar Singh. As of August 29, 2008, these securityholders beneficially owned in the aggregate approximately 37% of the outstanding Novacea common stock.

The following Transcept securityholders have executed lock-up agreements: The Kiley Revocable Family Trust, Thomas D. Kiley, G. Kirk Raab, Glenn A. Oclassen, The Nikhilesh & Nikki Singh Revocable Trust, Nikhilesh N. Singh, Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, LP, Montreux Iv Associates, LLC, Daniel K. Turner III, Hamilton Bioventures, L.P., Hamilton Apex Technology Ventures, L.P., Elliot Parks, Thomas P. Soloway Revocable Family Trust, Thomas P. Soloway, New Leaf Ventures I, L.P., James Niedel, Interwest Partners IX, L.P., Christopher B. Ehrlich, New Enterprise Associates 12, Limited Partnership and NEA Ventures 2007, Limited Partnership. As of August 29, 2008, these securityholders beneficially owned in the aggregate approximately 80% of the outstanding Transcept stock on an as if converted to common stock basis.

MATTERS BEING SUBMITTED TO A VOTE OF NOVACEA STOCKHOLDERS

Novacea Proposal No. 1: Approval of the Issuance of Common Stock in the Merger and the Resulting Change in Control

At the Novacea special meeting, Novacea stockholders will be asked to approve the issuance of Novacea common stock pursuant to the merger agreement and the change in control of Novacea resulting from the issuance of Novacea common stock in the merger. Immediately following the merger, it is expected that Transcept stockholders, warrantholders and optionholders will own approximately 60% of the fully-diluted common stock of the combined company, with existing Novacea stockholders and optionholders holding approximately 40% of the fully-diluted common stock of the combined company. These percentages assume that the exchange ratio is not adjusted as described below in the section entitled “The Merger Agreement—Merger Consideration and Adjustment”.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of Novacea common stock pursuant to the merger agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

The affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting is required for approval of Novacea Proposal No. 1.

THE NOVACEA BOARD OF DIRECTORS RECOMMENDS THAT THE NOVACEA STOCKHOLDERS VOTE “FOR” NOVACEA PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF NOVACEA COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE RESULTING CHANGE IN CONTROL OF NOVACEA.

Novacea Proposal No. 2: Approval of the Amended and Restated Certificate of Incorporation of Novacea Effecting the Reverse Stock Split

General

At the Novacea special meeting, Novacea stockholders will be asked to approve the amended and restated certificate of incorporation of Novacea effecting a reverse stock split of the issued shares of Novacea common stock, at a ratio of          or         . Upon the effectiveness of the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, or the split effective time, the issued shares of Novacea common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Novacea stockholder will own one new share of Novacea common stock for each      to      shares of issued common stock held by that stockholder immediately prior to the split effective time, with the exact split ratio of          or          to be determined by the Novacea board of directors prior to the split effective time and to be publicly announced by Novacea.

The following table provides estimates of the number of shares of Novacea common stock authorized, issued and outstanding, reserved for issuance and authorized but neither issued nor reserved for issuance at the following times:

•	prior to the reverse stock split and closing of the merger:

•	assuming a : reverse stock split but prior to closing of the merger;

•	assuming a : reverse stock split but prior to closing of the merger;

•	assuming a : reverse stock split and the closing of the merger; and

•	assuming a : reverse stock split and the closing of the merger.

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Issuance	Number of Shares Authorized but Neither Issued nor Reserved for Issuance
Prior to the reverse stock split and closing of the merger:	100,000,000
Assuming a : reverse stock split but prior to closing of the merger;	100,000,000
Assuming a : reverse stock split but prior to closing of the merger;	100,000,000
Assuming a : reverse stock split and the closing of the merger; and	100,000,000
Assuming a : reverse stock split and the closing of the merger	100,000,000

If Novacea Proposal No. 2 is approved, the reverse stock split would become effective in connection with the closing of the merger. The Novacea board of directors may effect only one reverse stock split in connection with this Novacea Proposal No. 2. The Novacea board of directors’ decision will be based on a number of factors, including market conditions, existing and expected trading prices for Novacea common stock and the listing requirements of the NASDAQ Global Market.

The Novacea board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of shares of Novacea common stock pursuant to the merger agreement.

The form of the amended and restated certificate of incorporation of Novacea to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Novacea common stock or preferred stock.

Purpose

The Novacea board of directors approved the proposal approving the amended and restated certificate of incorporation of Novacea effecting the reverse stock split for the following reasons:

•	the board of directors believes effecting the reverse stock split may be an effective means of avoiding a delisting of Novacea common stock from the NASDAQ Global Market in the future; and

•	the board of directors believes a higher stock price may help generate investor interest in Novacea and help Novacea attract and retain employees.

If the reverse stock split successfully increases the per share price of Novacea common stock, the Novacea board of directors believes this increase may increase trading volume in Novacea common stock and facilitate future financings by Novacea.

NASDAQ Requirements for Listing on the NASDAQ Global Market

Novacea common stock is quoted on the NASDAQ Global Market under the symbol “NOVC”. Novacea intends to file an initial listing application with NASDAQ to seek listing on the NASDAQ Global Market upon the closing of the merger.

According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of the NASDAQ Global Market will require Novacea to have, among other things, a $5.00 per share minimum bid price upon the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

Additionally, the Novacea board of directors believes that a listing on the NASDAQ Global Market for the combined company may provide a broader market for common stock of the combined company and facilitate the use of common stock of the combined company in financing and other transactions. The Novacea board of directors approved the reverse stock split partly as a means of maintaining the share price of the Novacea common stock following the merger above $5.00 per share.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in the combined company’s management being able to issue more shares without further stockholder approval. For example, if Novacea effects the reverse stock split using a              ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately              compared to shares issued of approximately             . If Novacea effects the reverse stock split using a              ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately              compared to shares issued of approximately             . Novacea currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Novacea warrants and employee stock options from time to time as these warrants and options are exercised. The reverse stock split will not affect the number of authorized shares of Novacea common stock which will continue to be .

Potential Increased Investor Interest

On November 12, 2008, Novacea common stock closed at $1.48 per share. An investment in Novacea common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Novacea board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Novacea common stock.

Novacea cannot predict whether the reverse stock split will increase the market price for Novacea common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Novacea common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Novacea common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Novacea to attract and retain employees; or

•

the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ Stock Market LLC for continued listing, or that Novacea will otherwise meet the requirements of NASDAQ Stock Market LLC for inclusion for trading on the NASDAQ Global Market.

The market price of Novacea common stock will also be based on performance of Novacea and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Novacea common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Novacea may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Novacea common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The amended and restated certificate of incorporation of Novacea effecting the reverse stock split is set forth in Annex E to this proxy statement/prospectus/information statement. The attached amendment also reflects the change of the Novacea corporate name as described in Novacea Proposal No. 3.

The reverse stock split will be effected simultaneously for all outstanding shares of Novacea common stock. The reverse stock split will affect all of the Novacea stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Novacea, except to the extent that the reverse stock split results in any of the Novacea stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of the combined company following the merger. The reverse stock split will not affect Novacea continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Novacea stockholders approve the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, and if the Novacea board of directors still believes that a reverse stock split is in the best interests of Novacea and its stockholders, the Novacea board will determine the ratio of the reverse stock split to be implemented and publicly announce such ratio. Novacea will file the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Novacea board of directors has determined to be the appropriate split effective time. The Novacea board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split and/or corporate name change have been effected. Novacea expects that the Novacea transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Novacea. In the event that Novacea Proposal No. 3 is approved by Novacea, the certificates reflecting the post-split shares will also reflect the change of the Novacea corporate name to “Transcept Pharmaceuticals, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amended and restated certificate of incorporation of Novacea effecting the reverse stock split, stockholders will be approving the combination of any whole number of issued shares of common stock of              or              including and shares into one share.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Novacea is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Novacea or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

The reverse stock split will not affect the stockholders’ equity on the Novacea balance sheet. However, because the par value of Novacea common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the reverse stock split the Novacea board of directors decides to implement, the stated capital component will be reduced to an amount between $              and $              from its present amount, and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Novacea will be increased because there will be fewer shares of Novacea common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Novacea board of directors or contemplating a tender offer or other transaction for the combination of Novacea with another company, the reverse stock split proposal is not being proposed in response to any effort of which Novacea is aware to accumulate shares of Novacea common stock or obtain control of Novacea, other than in connection with the merger with Transcept, nor is it part of a plan by management to recommend a series of similar amendments to the Novacea board of directors and stockholders. Other than the proposals being submitted to the Novacea stockholders for their consideration at the Novacea special meeting, the Novacea board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Novacea.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes the material U.S. federal income tax consequences of the reverse stock split that are expected to apply generally to Novacea stockholders as a result of the reverse stock split. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect.

This summary only applies to a Novacea stockholder that is a “U.S. person,” defined to include:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Any Novacea stockholder other than a “U.S. person” as so defined is, for purposes of this discussion, a “non-U.S. person.”

This summary assumes that Novacea stockholders hold their shares of Novacea common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the reverse stock split that may be relevant to particular holders, including holders:

•

who are subject to special treatment under U.S. federal income tax rules such as dealers in securities, financial institutions, non-U.S. persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who are or hold their shares through partnerships, S corporations or other pass-through entities;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who hold their shares as qualified small business stock within the meaning of Section 1202 of the Code; or

•	who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy.

If a partnership holds Novacea common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Novacea common stock, you should consult your tax advisor.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local or foreign tax laws. Furthermore, the following discussion does not address any of the tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

Accordingly, holders of Novacea common stock should consult their tax advisers regarding the U.S. federal income tax consequences of the reverse stock split to them in light of their personal circumstances and the consequences of the reverse stock split under state, local and foreign tax laws.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a Novacea stockholder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the reverse stock split. The aggregate tax basis of the post-split shares received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be the same as the Novacea stockholder’s aggregate tax basis in the pre-split shares that are exchanged.

In general, a Novacea stockholder who receives cash upon the deemed sale of such stockholder’s fractional share interests in the post-split shares as a result of the reverse stock split will recognize gain or loss equal to the difference between the stockholder’s basis in the fractional share and the amount of cash received. Recognized gain or loss should constitute a capital gain or loss. A Novacea stockholder’s holding period for the post-split shares will include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split. If a Novacea stockholder recognizes a capital gain or loss as a result of receiving cash upon the deemed sale of the stockholder’s fractional share interests in the post-split shares, such gain or loss will constitute a long-term capital gain or loss if the stockholder’s holding period in the stock exchanged is more than one year as of the closing date of the reverse stock split. Net capital gain (in other words, the excess of net long-term capital gain over net short-term capital loss) will be subject to tax at reduced rates for non-corporate stockholders who receive cash. The deductibility of capital losses is subject to various limitations for corporate and non-corporate holders.

For purposes of the above discussion of bases and holding periods, stockholders who acquired different blocks of stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the reverse stock split.

Certain non-corporate Novacea stockholders may be subject to backup withholding, at a rate of 28% on cash received pursuant to the reverse stock split. Backup withholding will not apply, however, to a Novacea stockholder who furnishes a correct taxpayer identification number and certifies that the Novacea stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or is otherwise exempt from backup withholding. If a Novacea stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Novacea stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Novacea stockholder’s federal income tax liability, provided that the Novacea stockholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE REVERSE STOCK SPLIT’S POTENTIAL TAX EFFECTS. NOVACEA STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Novacea common stock having voting power outstanding on the record date for the Novacea special meeting is required to approve the amended and restated certificate of incorporation of Novacea effecting a reverse stock split of Novacea common stock, at either              or             , and at such ratio to be determined by the board of directors of Novacea.

THE NOVACEA BOARD OF DIRECTORS RECOMMENDS THAT NOVACEA STOCKHOLDERS VOTE “FOR” NOVACEA PROPOSAL NO. 2 TO APPROVE THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NOVACEA EFFECTING THE REVERSE STOCK SPLIT.

Novacea Proposal No. 3: Approval of Name Change

At the Novacea special meeting, holders of Novacea stock will be asked to approve the amended and restated certificate of incorporation of Novacea to change the name of the corporation from “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.” by filing the amended and restated certificate of incorporation at the effective time of the merger. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Transcept product candidates and product candidate pipeline following the consummation of the merger. Novacea management believes that the current name will no longer accurately reflect the business of the combined company and the mission of the combined company subsequent to the consummation of the merger.

The affirmative vote of holders of a majority of the shares of Novacea common stock having voting power outstanding on the record date for the Novacea special meeting is required to approve the amended and restated certificate of incorporation to change the name “Novacea, Inc.” to “Transcept Pharmaceuticals, Inc.”

THE NOVACEA BOARD OF DIRECTORS RECOMMENDS THAT NOVACEA STOCKHOLDERS VOTE “FOR” NOVACEA PROPOSAL NO. 3 TO APPROVE THE NAME CHANGE.

Novacea Proposal No. 4: Approval of Possible Adjournment of the Novacea special meeting

If Novacea fails to receive a sufficient number of votes to approve Novacea Proposal Nos. 1, 2 and 3 Novacea may propose to adjourn the Novacea special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Novacea Proposal Nos. 1, 2 and 3. Novacea currently does not intend to propose adjournment at the Novacea special meeting if there are sufficient votes to approve Novacea Proposal Nos. 1, 2 and 3. The affirmative vote of the holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting is required to approve the adjournment of the Novacea special meeting for the purpose of soliciting additional proxies to approve Novacea Proposal Nos. 1, 2 and 3.

THE NOVACEA BOARD OF DIRECTORS RECOMMENDS THAT THE NOVACEA STOCKHOLDERS VOTE “FOR” NOVACEA PROPOSAL NO. 4 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF NOVACEA PROPOSAL NOS. 1, 2 AND 3.

PERFORMANCE GRAPH AND EQUITY PLAN TABLE

Set forth below is a graph comparing the cumulative total stockholder return of $100 invested in Novacea common stock on May 10, 2006 through December 31, 2007 with the cumulative total return of $100 invested in the Amex Biotechnology Index, the NASDAQ Composite Index and the NASDAQ Biotech Index calculated similarly for the same period.

COMPARISON OF MAY 10, 2006 TO DECEMBER 31, 2007 CUMULATIVE TOTAL RETURN AMONG NOVACEA, INC., AMEX BIOTECH INDEX, NASDAQ COMPOSITE INDEX, AND THE NASDAQ BIOTECH INDEX

Equity Compensation Plan Information

The following table provides certain information with respect to all of the equity compensation plans of Novacea in effect as of December 31, 2007.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,905,636	(1)	$3.99	(2)	799,110
Equity compensation plans not approved by security holders	—		—		—
Total	3,905,636		$3.99		799,110

(1)	Includes 3,410,636 shares related to outstanding options and 495,000 shares related to outstanding restricted stock unit awards.

(2)	Represents the weighted-average exercise price of outstanding options. Restricted stock unit awards are excluded, as they do not have an exercise price.

NOVACEA BUSINESS

Overview

Novacea was incorporated in Delaware in 2001 and began as a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. The current Novacea product portfolio features two clinical-stage oncology product candidates with worldwide rights, Asentar™ and AQ4N, each of which Novacea attempted to develop as a potential treatment for certain types of cancer. Novacea stopped all clinical trials in November 2007 on its lead product candidate, Asentar™, after it had been in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC, that had demonstrated an unexplained imbalance of deaths between the treatment and control arms of the trial. In 2008, Novacea also terminated its early stage clinical trials for its second product candidate, AQ4N, in connection with the decision of Novacea to scale back clinical development activities for AQ4N in order to preserve capital resources. After ending all of its clinical trials, Novacea began to explore potential strategic alternatives, established processes for identifying and evaluating those alternatives, and committed to a restructuring plan that reduced spending while maintaining the capabilities needed to conduct some activities related to Asentar™ and AQ4N. This plan has reduced the Novacea workforce to a level of nine employees as of October 1, 2008, each of whom is primarily involved in financial and administrative roles. Novacea no longer has employees engaged in development and commercialization activities.

Following an extensive process of evaluating strategic alternatives for Novacea and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on August 29, 2008, Novacea and Transcept entered into a definitive merger agreement under which Novacea would acquire Transcept in a stock transaction. If the merger is completed, the business of the combined company will become the business of Transcept as described on page 134 under the caption “Transcept Business.” If the merger with Transcept is not completed, Novacea will reconsider its strategic alternatives and could pursue one of the following courses of action, which Novacea currently believes to be the most likely alternatives if the merger with Transcept is not completed:

•

Pursue another strategic transaction like the merger. Novacea may resume its process of evaluating other companies with which to merge and, if a candidate is identified, focus its attention on completing such a transaction.

•

Identify, acquire and develop other products or product candidates. Novacea has no plans to continue to develop either Asentar™ or AQ4N given the clinical trial results to date and the stage of development of the product candidates. Accordingly, in order to reestablish its business, Novacea will need to identify, acquire and develop other products or product candidates.

•

Rebuild a management team and hire other personnel. As of October 1, 2008, the Novacea workforce is comprised of nine employees, each of whom is primarily involved in financial and administrative roles. Novacea no longer has employees engaged in development and commercialization activities. If Novacea decides to reestablish its business, Novacea will need to rebuild its senior management team and to hire managerial and other personnel to lead and staff all of its necessary functions, in particular its research, development and commercialization areas.

•

Dissolve and liquidate its assets. If Novacea does not believe it can find a suitable strategic alliance, or if it does not believe it can resume its operations, Novacea may dissolve and liquidate its assets. Novacea would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the Novacea debts and other obligations and setting aside funds for reserves.

Product Development Programs

The total research and development expenses of Novacea for the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were $11.6 million, $36.1 million, $21.8 million, $17.8 million, $14.7 million and $10.9 million, respectively. These expenses were primarily for the research and development of Asentar™, a proprietary, high-dose oral formulation of calcitriol designed for cancer therapy, and AQ4N, a hypoxia-activated prodrug. Each of these product candidates is discussed below in “Novacea Business—Intellectual Property.”

Sales and Marketing

Novacea currently has no marketing, sales or distribution capabilities and does not have any current plans to develop these capabilities. If the merger with Transcept is not completed and Novacea were to acquire or develop new product candidates, Novacea would need to develop sales and marketing capabilities internally or through collaborations with third parties. Outside of North America, Novacea would evaluate whether to establish its own sales and marketing organization or collaborate with third parties to market and sell any products that receive regulatory approval.

License and Collaboration Agreements

In May 2007, Novacea entered into an exclusive worldwide License, Development and Commercialization Agreement, or the Collaboration Agreement, with Schering Corporation, a wholly-owned subsidiary of Schering-Plough Corporation, or Schering, for the development and commercialization of Asentar™ in androgen-independent prostate cancer, or AIPC, earlier stages of prostate cancer, and in other types of cancers, including pancreatic cancer. On April 4, 2008, Schering delivered written notice of Schering’s termination of the Collaboration Agreement.

In each of August 2002 and 2003, Novacea entered into agreements with Aventis Pharmaceuticals, Inc., or Aventis, under which Aventis agreed to provide grant revenue payments to Novacea totaling up to $3.0 million and up to $0.4 million, respectively. The grant revenues provide for partial reimbursement of approved costs incurred, as defined in the agreements, and are contingent upon the achievement of milestones regarding the progress of two clinical trials involving Asentar™ and Aventis’ Taxotere® oncology product. As of September 30, 2008, all obligations have been met, and all related payments have been received, by Novacea.

In June 2001, Novacea entered into an exclusive, worldwide license with Oregon Health & Science University, or OHSU, to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. Under the terms of the agreement, Novacea may be obligated in the future to make certain milestone payments to OHSU of up to an aggregate of $0.6 million, which milestone payments are contingent upon the occurrence of certain clinical development and regulatory events related to Asentar™. Novacea is obligated to pay to OHSU certain royalties on net sales of Asentar™, which royalty rate may be reduced in the event that Novacea must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar™. Novacea has agreed to pay OHSU a certain percentage of any sub-license revenues that it receives. Novacea has also agreed to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement and to indemnify OHSU and certain of its affiliates against liability arising out of the exercise of patent rights under the agreement. As Novacea has no plans to develop Asentar™, Novacea does not expect any milestone or royalty payments pursuant to this agreement. Furthermore, in addition to customary termination provisions for breach or bankruptcy, OHSU may also terminate the license agreement if Novacea does not proceed reasonably with the development and practical application of the products and processes covered under the license or does not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

In connection with the Collaboration Agreement with Schering, Novacea amended and restated its exclusive, worldwide license agreement with OHSU in May 2007 to align with the Novacea sublicensing of Asentar™ to Schering and to better facilitate the commercialization of licensed products under the Collaboration Agreement. In September 2007, Novacea paid OHSU a sublicensing fee of $3.8 million, equal to 15% of the $25 million license fee received under the Collaboration Agreement with Schering, effective in June 2007, which was a provision under the original license agreement with OHSU.

In July 2002, Novacea acquired an exclusive, worldwide license from the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, to utilize specific technology under certain patent rights and know-how related to the use of calcitriol, and its derivatives and analogs, with certain chemotherapies. Under the terms of the agreement, Novacea is obligated to pay the University of Pittsburgh certain royalties on net sales of Asentar™ when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that Novacea must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar. Under the terms of the agreement, Novacea may be obligated to make certain annual minimum royalty payments to the University of Pittsburgh, which royalty payments are contingent upon continuation of the license agreement and are creditable against the Novacea royalty obligations that are actually due in any calendar year. Novacea has agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues that it receives. Novacea has also agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing prosecution and maintenance of the patent rights underlying the agreement. This agreement will terminate in the United States on the expiration date of the last-to-expire U.S. patent subject to the license. Currently, the last-to-expire U.S. patent under the agreement is scheduled to expire in August 2017, absent an extension of the expiration date of any patent under the agreement past such date. Furthermore, on a country-by-country basis outside of the United States, the term of this agreement continues until the expiration in the applicable country of the last-to-expire of the patents licensed to Novacea under the agreement. In addition, Novacea may terminate the agreement by giving three months prior written notice to the University of Pittsburgh and paying all amounts due under the agreement through the effective date of termination.

In connection with the Collaboration Agreement with Schering, Novacea amended and restated its exclusive, worldwide license agreement with the University of Pittsburgh in May 2007 to align with the Novacea sublicensing of Asentar™ to Schering and to better facilitate the commercialization of licensed products under the Collaboration Agreement. In August 2007, Novacea paid a sublicensing fee of $1.3 million, equal to 5% of the $25 million license fee received under the Collaboration Agreement with Schering, effective in June 2007, which was a provision under the original University of Pittsburgh License Agreement.

In April 2007, Novacea entered into a novation and license agreement with BTG International Limited, or BTG, the primary licensor to KuDOS Pharmaceutical Limited, or KuDOS, regarding AQ4N. Novacea acquired the worldwide exclusive rights to patents and know-how for the development, manufacture and use of AQ4N for the diagnosis, treatment and prevention of human diseases. In May 2007, Novacea paid BTG £700,000 (approximately $1.4 million) as an up-front payment. Under the terms and conditions of the agreement, Novacea is obligated to pay BTG £50,000 (approximately $0.1 million) per year beginning in 2008 until Novacea receives regulatory approval for AQ4N. Further, under the agreement, Novacea may be obligated in the future to make certain milestone payments to BTG of up to £6.0 million (approximately $10.7 million as of September 30, 2008), which are contingent upon the occurrence of certain clinical development and regulatory events related to AQ4N. In addition, Novacea is obligated to pay BTG certain annual royalties based on net sales of AQ4N, which are subject to annual minimum royalty payment amounts, and which royalty rate may be reduced in the event that Novacea must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N. Novacea has also agreed to pay BTG a certain percentage of any sub-license revenues that it receives. The license agreement will terminate on a country-by-country basis on the expiration date in the applicable country of the last-to-expire patent licensed to Novacea under the agreement. In addition to customary termination provisions, including breach of the agreement and bankruptcy, BTG may terminate the license agreement if Novacea directly or indirectly opposes or assists any third party in opposing BTG’s patents. Novacea may terminate the agreement by giving notice to BTG at any time, which termination shall be effective six months after such notice and upon transfer of ownership to BTG or its designee of certain rights as required by the agreement, subject to certain payments.

Intellectual Property

If Novacea reestablishes its business, the success of Novacea will depend in part on its ability to obtain and maintain proprietary protection for its product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing its proprietary rights. Novacea actively seeks to protect the proprietary technology that Novacea considers important to its business, including chemical species, compositions and forms, their methods of use and processes for their manufacture. The policy of Novacea is to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its technology, inventions and improvements that are important to the development of its business. Novacea also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest non-provisional filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest non-provisional filing date, if the non-provisional patent application was filed on or after June 8, 1995.

The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest foreign filing date. Under the Hatch-Waxman Act in the United States, and similar laws in Europe, in certain instances, a patent term can be extended for up to five years to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. There can be no assurance that Novacea will obtain such extensions with respect to any product candidates. The Novacea patent estate, based on patents existing now and expected by Novacea to issue based on pending applications, will expire on dates ranging from 2010 to 2028.

Asentar™

As of December 31, 2007, Novacea owned or had rights to three issued U.S. patents and nine pending U.S. patent applications related to Asentar™ and its use in the United States and applications and patents in 37 foreign countries as well as patent application filings under the Patent Cooperation Treaty, the European Patent Convention and the Eurasian Patent Convention.

In June 2001, Novacea entered into a license agreement with OHSU, whereby Novacea acquired exclusive worldwide rights to OHSU’s patents, applications and know-how claiming methods for the treatment of hyperproliferative diseases, such as cancer, utilizing HDPA with calcitriol and its analogs. Novacea is the exclusive licensee from OHSU of one issued U.S. patent, one pending U.S. patent application, one foreign patent and four foreign pending patent applications. The issued U.S. patent covers methods of treating hyperproliferative diseases by high-dose pulse administration of calcitriol in doses from about 0.12 micrograms per kilogram of patient weight (or 9 micrograms per day for a 75kg patient) to about 2.8 micrograms per kilogram of patient weight (or 210 micrograms per day for a 75kg patient), and expires in March 2019.

In July 2002, Novacea acquired an exclusive, worldwide license from the University of Pittsburgh to utilize specific technology under certain patent rights and know-how related to methods of using calcitriol, and its derivatives and analogs, with certain chemotherapies. Novacea is the exclusive licensee from the University of Pittsburgh of two issued U.S. patents, two pending U.S. patent applications, 18 foreign patents (under the European Patent Convention), and eight pending foreign applications. One of the issued U.S. patents claims a method of killing cells such as cancer cells with any vitamin D derivative together with paclitaxel or cyclophosphamide, and expires in August 2017. The second issued patent claims a method of killing neoplastic cells with any vitamin D derivative together with carboplatin, cisplatin, paclitaxel or Taxotere, and expires in August 2017.

As of December 31, 2007, Novacea also owned six pending U.S. patent applications; six issued foreign patents and 31 pending foreign applications related to its formulation for calcitriol and other active vitamin D compounds. The six pending patent applications, if issued, should expire in December 2022. In addition, as of December 31, 2007, Novacea had 14 pending U.S. patent applications, 68 foreign applications and two patent application filings under the Patent Cooperation Treaty related to the use of Novacea of Asentar™ in the treatment of cancer and other diseases and medical conditions.

AQ4N

Novacea owns or has rights to 38 issued patents and 39 pending patent applications related to AQ4N in the United States, foreign countries and under the Patent Cooperation Treaty.

In December 2003, Novacea entered into a license with KuDOS related to AQ4N. Pursuant to this license agreement, Novacea obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how and an exclusive license to certain patents and know-how acquired or to be acquired by KuDOS from a third party to the AQ4N product candidate for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. In April 2007, Novacea entered into an assignment of KuDOS’ ownership of rights, title and interests in patents and know-how related to AQ4N. Relatedly, in April 2007, Novacea entered into a novation and license agreement with BTG International Limited, or BTG, the primary licensor to KuDOS regarding AQ4N. Under the novation and license agreement, Novacea acquired the worldwide exclusive rights to patents and know-how for the development, manufacture and use of AQ4N for the diagnosis, treatment and prevention of human diseases.

One of the Novacea U.S. patent claims for AQ4N is due to expire in 2010 and the other Novacea U.S. patent for a process of producing AQ4N is due to expire in 2019. Novacea U.S. patents for use of Asentar™ are due to expire in 2017 and 2019.

Competition

Novacea is not currently developing any product candidates. If Novacea were to reestablish its business as a result of the failure to close the merger with Transcept, the identity of Novacea competitors would depend substantially on the categories of potential therapies pursued and the product candidates acquired or developed. Under such circumstances, however, Novacea expects that its competitors would include large pharmaceutical, specialty pharmaceutical and biotechnology companies, both in the United States and abroad. Any product candidates that Novacea successfully acquires, develops and commercializes would likely compete with existing and new drugs and therapies. Many of these potential competitors developing and marketing competing products would have substantially greater financial resources and expertise in the areas of manufacturing, product development, clinical trials, regulatory submissions, and marketing. These entities would also compete with Novacea in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products and technologies complementary to Novacea programs.

If Novacea continued its business operations, its ability to compete successfully would depend largely on its ability to: identify and acquire new product candidates; advance their development, including the enrollment of patients for clinical trials; gain regulatory approval for any product candidates in their respective first indications as well as expand into additional indications; commercialize these candidates successfully, including convincing physicians, insurers and other third-party payors of the advantages of its products over current standard therapies; and obtain intellectual property protection and protect the exclusivity for its products.

Manufacturing

Novacea does not own facilities for the manufacture of materials for clinical or commercial use and is not currently manufacturing, or having any third parties manufacture, any materials. Previously, Novacea relied on contract manufacturers with whom Novacea had agreements directly, or indirectly through its product licensors, for process development as well as manufacturing of its products in accordance with current good manufacturing practices for use in clinical trials. If Novacea were to reestablish its business and acquire new product candidates, Novacea would ultimately depend on contract manufacturers for the manufacture of its products for commercial sale. Contract manufacturers are subject to extensive governmental regulation.

Insurance

Novacea maintains liability insurance for its clinical trials, and for other aspects of its business. Insurance coverage is becoming increasingly expensive, and Novacea may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against product or other liabilities.

Trademark

Novacea is the registered trademark of Novacea. Novacea has also applied for registration of the Novacea trademark outside the United States.

Employees

As of November 1, 2008, Novacea had nine full-time employees, all of whom are primarily engaged in finance and other administrative functions. Novacea employees are not represented by any collective bargaining unit. Novacea has never experienced any employment-related work stoppages and Novacea believes its relationship with its employees is good.

Facilities

As of September 30, 2008, Novacea was leasing approximately 25,288 square feet of space in South San Francisco, California from an independent party for Novacea headquarters and as the base for its operational activities, with average annual lease payments totaling approximately $725,000. The lease expires in September 2012.

Legal Proceedings

From time to time, Novacea may be involved in a number of judicial, regulatory and arbitration matters arising in connection with its business, including recently initiated litigation by its former officer described below. The outcome of the matter Novacea is involved in cannot be determined at this time, and the result cannot be predicted with certainty. There can be no assurance that this matter will not have a material adverse effect on the results of operations of Novacea in any future period and a significant judgment could have a material adverse impact on the Novacea consolidated statements of financial condition, results of operations and cash flows. Novacea may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Novacea business.

In accordance with SFAS No. 5, Accounting for Contingencies, Novacea reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that such litigation would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters Novacea is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

On April 1, 2008, a former officer of Novacea filed a complaint in San Mateo County Superior Court against Novacea alleging three separate breaches of contract and/or failure to take certain actions with respect Novacea securities held by the former officer. The aggregate amount of the alleged damages is up to $1.7 million. Novacea believes it has meritorious defenses to the claims brought by the former officer and is vigorously defending against such claims.

TRANSCEPT BUSINESS

Overview

Transcept Pharmaceuticals is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

According to IMS Health, an independent market research firm, the U.S. market for prescription products to treat insomnia grew to $4.3 billion in 2007. Data from a recent major study from the Stanford Sleep Epidemiology Center indicates that middle of the night awakening is the most common form of insomnia in the United States and affects an estimated 35% of the population at least three times each week. Despite the prevalence of middle of the night awakening, there is no sleep aid currently approved for use specifically in the middle of the night when patients awaken and have difficulty returning to sleep.

Transcept has completed all scheduled clinical trials on behalf of Intermezzo® and submitted a New Drug Application to the U.S. Food and Drug Administration on September 30, 2008. Transcept holds world-wide commercial and development rights to Intermezzo® and plans to commercialize the product in the United States with a specialty sales force initially focusing on psychiatrists and other physicians who are the highest prescribers of insomnia products. Transcept plans to market to other physician audiences through a primary care marketing alliance in the United States and with one or more marketing and development alliances in major international markets.

Transcept believes that Intermezzo® is positioned to be the first commercially available sleep aid specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep. Intermezzo® has been uniquely designed for this indication and employs the following product features:

•

Known active agent. The active pharmaceutical ingredient in Intermezzo® is zolpidem tartrate, cited by IMS Health as the most commonly prescribed agent for the treatment of insomnia in the United States, with over one billion zolpidem tablets prescribed in 2007. Approved as the active ingredient in Ambien® in 1992, zolpidem has a well established record of safety and efficacy.

•

Rapid bioavailability. Transcept believes that rapid bioavailability—the delivery of the active pharmaceutical ingredient into systemic circulation—is a key product feature for a sleep aid intended to be used in the middle of night. Intermezzo® is formulated as a sublingual lozenge, or a dosage form that dissolves under the tongue, using Transcept proprietary technology to facilitate more rapid absorption as compared to swallowed zolpidem tablet formulations, such as Ambien®.

•

Low dose. Transcept expects Intermezzo® to be available in doses that are 65% and 72% lower than the comparable doses of Ambien® and Ambien CR®, respectively. In Phase 3 clinical studies, this low dose returned patients to sleep rapidly and allowed them to awaken about four hours after taking their medication in the middle of the night, without next day residual effects as compared to placebo. Transcept believes that Intermezzo® 1.75 and 3.5 mg doses are the lowest doses of zolpidem that have been reported to induce sleep in a manner statistically superior to placebo.

Transcept Strategy

The Transcept goal is to become a leading developer and marketer of pharmaceutical products that fill important therapeutic needs in the practice of psychiatry and sleep medicine. Transcept efforts to achieve this goal are driven by the following key strategies:

•

Obtain FDA approval for Intermezzo®. Transcept has completed all scheduled clinical trials on behalf of Intermezzo® and submitted a new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, on September 30, 2008. Subject to FDA acceptance of the submission, and based on current regulatory practice, Transcept expects to receive a complete response letter regarding the Intermezzo® NDA during the fourth quarter of 2009.

•

Successfully launch Intermezzo®. Transcept plans to build a specialty sales and marketing infrastructure that will be capable of selling effectively to psychiatrists and other high prescribing physicians. Transcept expects to build a sales team to reach up to 17,000 physicians. IMS Health reports that this audience, who represent an estimated 3.2% of U.S. prescribers of sleep aids, wrote approximately 30% of all insomnia prescriptions in the United States in the 12 months ending June 30, 2008.

•

Expand the market opportunity for Intermezzo® through marketing alliances. Although Transcept has not yet entered into any marketing alliances, as part of its efforts to expand prescriptions of Intermezzo® by primary care physicians, Transcept has an active effort underway to enter into such an alliance with an established pharmaceutical company currently marketing to the broader physician audience in the United States. Additionally, Transcept plans to enter into one or more development and marketing alliances with established pharmaceutical companies in major international markets.

•

Develop a product pipeline employing previously approved active agents in new applications for the treatment of sleep and psychiatric disorders. Transcept has initiated an open-label exploratory clinical study to examine TO-2061, using fixed combinations of low doses of risperidone and ondansetron to affect the dopamine pathway for the treatment of obsessive-compulsive disorder, or OCD. Transcept expects results from this study to be available in late 2008.

•

Identify and evaluate strategic product licensing opportunities. Transcept is seeking additional development stage and marketed pharmaceutical product licensing opportunities in order to leverage the specialty marketing infrastructure that it plans to build in support of Intermezzo®.

The Intermezzo® Opportunity

Overview of the insomnia market

According to IMS Health, the U.S. market for prescription sleep aids grew from approximately $2.2 billion in 2003 to $4.3 billion per year in 2007. According to the U.S. Department of Health and Human Services, between 50 and 70 million Americans report significant sleep problems.

Middle of the night awakening: the most common insomnia symptom

The 2003 National Sleep Foundation, or NSF, “Sleep in America” poll of the U.S. population between the ages of 55 and 84 described waking up during the night as the most prevalent insomnia symptom, affecting 33% of respondents. Based on the 2005 NSF poll data, Transcept estimates that middle of the night awakening is 50% more common than difficulty going to sleep at bedtime among the general population. The 2008 NSF poll found that 42% of respondents described being “awake a lot during the night.”

Based on a recently published study of nearly 9,000 individuals, the Stanford Sleep Epidemiology Research Center has estimated that about one-third of adults in the United States experience middle of the night awakenings at least three times each week. The study concluded that more than 90% of those subjects who reported middle of the night awakenings reported that this insomnia symptom persisted for at least six months. In the Stanford study, fewer than 25% of this middle of the night awakening group reported difficulty going to sleep at bedtime.

The FDA has not previously approved any sleep aid specifically for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. The most commonly prescribed sleep aids are formulated at doses that are sufficiently high to produce seven to eight hours of sleep. Such seven to eight hour products can be used at bedtime to prevent a middle of the night awakening, however their prolonged duration of action makes them unsuitable for use in the middle of the night when an awakening occurs, as this may increase the risk of residual sedative effects the following morning.

Middle of the night awakenings typically do not occur every night, thus bedtime use of a high dose sleep aid to prevent an awakening requires that the patient either predict which night an awakening might occur, or take a seven to eight hour product every night. The result is that patients may use their sleep aid more often than necessary, and at a higher dose than necessary, as compared to a fast-acting, low dose sleep aid that would be used only on the nights and at the time when an awakening actually occurs.

Intermezzo®—potential to be the first sleep aid approved specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep

If approved, Transcept believes that Intermezzo® will be the first sleep aid approved specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep. In clinical trials, the unique Intermezzo® characteristics of rapid bioavailability and low dose allowed patients to return to sleep quickly and awaken in four hours without the residual effects that have been reported when seven to eight hour zolpidem products were taken in the middle of the night.

Intermezzo® is a sublingual lozenge utilizing a proprietary formulation intended to enhance the absorption of the active sleep medication, zolpidem. Zolpidem is the most frequently prescribed sleep aid in the United States and over one billion tablets were prescribed in 2007, according to IMS Health. Transcept believes that Intermezzo® contains the lowest dose of zolpidem that has been reported to induce sleep in a manner statistically superior to placebo, and is expected to be available in doses that are 65% and 72% lower than the comparable doses of Ambien® and Ambien CR®, respectively.

Intermezzo®: Bimucoral® Technology

Intermezzo® differs from previous formulations of zolpidem, both in dose and route of administration, and is designed to be the first sleep aid approved specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep. The Intermezzo® sublingual dosage form is formulated to rapidly deliver zolpidem to allow patients to return to sleep quickly. In order to permit patients to take Intermezzo® in the middle of the night and yet awaken four hours later without hangover effects, Intermezzo® employs a significantly reduced zolpidem dose of 3.5 mg for adults under 65 and 1.75 mg for those patients over 65. These doses are 65% less and 72% less than the comparable doses of Ambien® and Ambien CR®, respectively, and Transcept believes they are the lowest doses of zolpidem reported to be effective in inducing sleep in a manner significantly superior to placebo.

Intermezzo® utilizes Bimucoral® technology, a bicarbonate-carbonate binary buffer system, or a chemical combination that modifies the pH of saliva to convert water-soluble zolpidem tartrate into its fat-soluble free-base form, which is more readily absorbed through the tissues of the mouth. Transcept believes that this formulation facilitates rapid absorption, leading to measurable zolpidem blood levels within five minutes after administration of a 3.5 mg Intermezzo® lozenge. Data from a comparative bioavailability study indicates that 10 to 20 minutes after dosing, as demonstrated by area under the curve, an accepted estimation of overall systemic exposure, zolpidem exposure as delivered by Intermezzo® is notably higher than that created by a swallowed 10 mg zolpidem tablet. This is despite the fact that the 10 mg swallowed formulation contains nearly three times the Intermezzo® 3.5 mg dose. Data from this study demonstrating enhanced bioavailability is illustrated below:

Bioavailability comparison study (n=33):

Intermezzo® 3.5 mg vs. Ambien® 10 mg (n=33)

Intermezzo® Clinical Development Program

The Intermezzo® clinical development program consisted of a total of 12 studies. Four studies were early stage bioavailability trials and utilized prototype formulations. These were completed prior to the submission of the investigational new drug application, or IND, in April 2005. Eight additional studies were conducted, including two Phase 3 clinical trials that will be included in the Intermezzo® NDA. Transcept believes that these studies include the data requested by FDA for the submission of an NDA for Intermezzo® for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

The basis for clinical trial dose selection was initially provided by a pharmacokinetic and pharmacodynamic study which demonstrated rapid bioavailability and also indicated that sedation reached peak levels within 20 minutes after dosing, as measured with the Digit Symbol Substitution Test, or DSST, a standard objective test of cognitive function. Despite this rapid effect, sedation levels returned to baseline within about three hours, suggesting that patients might be able to awaken in the morning after a middle of the night use of Intermezzo® without residual sedative effects.

The clinical safety and efficacy of Intermezzo® is supported by two Phase 3 clinical studies. The first Phase 3 trial was a double-blind crossover study conducted in sleep laboratories in 82 patients. This study analyzed both the objective and subjective effects of Intermezzo® on middle of the night awakenings. Transcept believes this trial is among the largest crossover sleep laboratory studies reported. The second Phase 3 trial was a double-blind parallel group outpatient study in 294 patients which analyzed subjective outcomes when patients used Intermezzo® as needed at home at the time they awakened and had difficulty returning to sleep.

In both of these clinical trials, Intermezzo® met its primary clinical endpoint by enabling patients to return to sleep after a middle of the night awakening more rapidly than placebo. After going back to sleep, patients tended to remain asleep longer than those on placebo and awoke without evidence of residual effects as compared to placebo.

Pivotal Phase 3 sleep laboratory study

The Phase 3 sleep laboratory clinical trial was designed as an 82 patient randomized, double-blind, placebo controlled, three-way crossover study to evaluate the safety and efficacy of Intermezzo® 1.75 mg and 3.5 mg when taken for a scheduled middle of the night awakening in subjects with insomnia characterized by difficulty returning to sleep. Transcept believes that this is among the largest crossover sleep laboratory studies reported to date. The study was conducted in five U.S. clinical sites and each treatment period consisted of two consecutive nights of dosing followed by a 5 to 12 day washout period. The first period consisted of two baseline nights in the sleep laboratory, followed by randomized two night treatment periods using placebo and Intermezzo® 1.75 and 3.5 mg.

The figure below compares the time to sleep onset measured in the objective Phase 3 sleep laboratory study as produced by Intermezzo® 1.75 mg and 3.5 mg compared to placebo. The left hand bar graph compares sleep onset time in all patients in the study and demonstrates that 3.5 mg Intermezzo® returned patients to sleep in the middle of the night approximately 23 minutes faster than placebo. The right hand bar graph examines only those patients whose middle of the night awakenings were particularly prolonged, in that they experienced awakenings at the baseline observation lasting more than an hour. Despite the more prolonged middle of the night awakenings of this patient subset, the 3.5 mg Intermezzo® dose returned these patients to sleep approximately 28 minutes faster than placebo. All of these differences were statistically significant.

Phase 3 Sleep Laboratory Study (n=82)

Placebo vs. Intermezzo® 1.75 mg and 3.5 mg

Objective Latency to Persistent Sleep following a middle of the night awakening

Patients in the Phase 3 sleep laboratory study, when treated with either the 1.75 mg or 3.5 mg Intermezzo® dose, were more likely to fall asleep within 10 to 20 minutes than when these same patients received placebo. On the baseline nights, with one exception, no patients had returned to sleep within 20 minutes. However, on the subsequent treatment nights when patients were given Intermezzo® 3.5 mg, 75% of the same patients returned to sleep at or before the 20 minute time point.

Phase 3 Sleep Laboratory Study (n=82)

Baseline and placebo vs. Intermezzo® 1.75 mg and 3.5 mg:

Proportion of patients asleep vs. time following a middle of the night awakening

In the sleep laboratory study, neither Intermezzo® dose produced residual hangover effects the morning after middle of the night dosing as compared to placebo. Residual hangover effects were measured objectively by the Digit Symbol Substitution Test, or DSST, a standard objective test of cognitive function, and using the Visual Analog Scale, or VAS, a subjective assessment of morning sleepiness and alertness.

Phase 3 Sleep Laboratory Study (n=82)

Residual effects of Intermezzo® 1.75 mg and 3.5 mg vs. placebo

DSST (objective) and VAS (subjective) scores

Pivotal Phase 3 outpatient study

The Phase 3 outpatient clinical trial was designed as a 294 patient randomized, double-blind, placebo controlled study to evaluate the safety and efficacy of Intermezzo® 3.5 mg for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. The study was conducted in 25 U.S. clinical sites and the study duration included a two week baseline period, followed by a 28 day double-blind treatment period.

The Phase 3 outpatient study confirmed the positive results of the Phase 3 sleep laboratory study: Intermezzo® improved time to sleep onset after a middle of the night awakening by 18 minutes versus placebo, a difference that was statistically significant. The figure below compares the patient reported time to sleep onset of Intermezzo® 3.5 mg as compared to placebo and baseline.

Phase 3 Outpatient Study, Placebo vs. Intermezzo® 3.5 mg (n=294)

Latency to Sleep Onset (LSOMOTN) 4 week average

Each morning during the Phase 3 outpatient study patients reported their level of sleepiness on a nine point scale. Patients taking Intermezzo® 3.5 mg. reported feeling less sleepy and more alert than patients taking placebo, a difference that was statistically significant.

Phase 3 Outpatient Study (n=294)

Next day sleepiness/alertness scores, 4 week average

(0 to 9 scale: 0 = sleepiness, 9 = awake and alert)

Commercialization

Transcept maintains the worldwide commercial rights to its product candidates and plans to combine its own U.S. specialty sales and marketing team with the efforts of one or more marketing partners to sell products in the United States and elsewhere in the world. In the United States, IMS Health estimates that prescriptions for sleep products are written by a concentrated group of high prescribing psychiatrists and primary care physicians who in 2007 generated approximately 30% of the $4.3 billion prescription sleep aid market; and a larger group of primary care and other physicians whose prescribing accounts for the balance of the market.

The proposed Transcept Intermezzo® launch strategy will contain the following key elements:

•	During the early part of 2009, Transcept plans to build the marketing and sales management team, but intends to defer hiring of field sales representatives until after approval of the Intermezzo® NDA.

•

Transcept plans to build a specialty sales and marketing infrastructure that will be capable of selling effectively to psychiatrists and other high prescribing physicians. Transcept expects to build a sales team to reach up to 17,000 physicians. IMS Health reports that this audience, who represent an estimated 3.2% of U.S. prescribers of sleep aids, wrote approximately 30% of all insomnia prescriptions in the United States in the 12 months ending June 30, 2008.

•

As part of its efforts to expand prescriptions of Intermezzo® by primary care physicians, Transcept has an active effort underway to enter into a marketing alliance with an established pharmaceutical company currently marketing to the broader physician audience in the United States. Once such an alliance has been established, Transcept plans to maintain and expand the efforts of its field sales organization directed toward psychiatrists.

•

Given the initial Transcept focus on the physician prescriber audience, Transcept plans to defer significant Intermezzo® direct-to-consumer advertising until a primary care marketing alliance has been established, or until Transcept has established a presence in the market through its targeted selling efforts.

•	Transcept plans to seek one or more alliances to develop, pursue regulatory approval of, and commercialize Intermezzo® outside of the United States.

Exploratory clinical development programs

In order to expand the Transcept pipeline of potential products of importance to psychiatrists and their patients, Transcept is conducting exploratory studies with fixed dose combination drugs for the treatment of certain dopamine associated disorders. In this regard, Transcept is developing TO-2061, a low dose fixed combination drug for the treatment of OCD in patients who do not respond to conventional therapeutics alone. Atypical anti-psychotics have been shown to be useful in the treatment of OCD, and it is thought that drugs of this class, such as risperidone, currently marketed as Risperdal® by Johnson & Johnson, may be effective through their action as dopamine antagonists. The Transcept strategy is to combine the dopamine down-regulation produced by ondansetron, currently marketed as Zofran® by GlaxoSmithKline, with the dopamine antagonist effects of risperidone as a combination therapeutic to control OCD in patients who are treatment resistant to conventional therapies. Transcept has initiated an open-label exploratory clinical study to examine the use of a range of low doses of both drugs in the treatment of this disorder. Transcept expects results from this study to be available in the fourth quarter of 2008.

In-licensing

Transcept has an active in-licensing effort underway to identify and secure the rights to patents and development rights relating to the use of existing drugs in the treatment of psychiatric and sleep disorders, and to identify and secure the rights to one or more approved products in these categories that can be effectively sold by the sales and marketing team Transcept is building. In this regard, Transcept is currently seeking the rights to patents filed by the National Institutes of Mental Health, a division of the National Institutes of Health, or NIH, relating to the use of intravenous and other dosage forms of scopolamine in the treatment of major depressive disorder. On August 4, 2008, NIH published in the U.S. Federal Register a “Prospective Grant of Exclusive License: The Development of Human Therapeutics for the Treatment of Depression,” providing notice of NIH intent to grant Transcept an exclusive license in this regard. This notice is subject to comment or objection and there can be no assurance that negotiations with the NIH will lead to a mutually satisfactory licensing agreement.

Competition

If Intermezzo® receives FDA marketing approval, it will compete against well-established products currently used in the treatment of insomnia, both branded and generic. Potentially competitive products include branded formulations of zolpidem, such as Ambien® and Ambien CR® marketed by Sanofi-Aventis, generic formulations of zolpidem, Lunesta®, marketed by Sepracor, Inc., RozeremTM, marketed by Takeda Pharmaceuticals Company Limited, Sonata®, marketed by King Pharmaceuticals, Inc. and generic forms of this product, and a number of other pharmaceutical agents, including antidepressants and antipsychotics, that are prescribed off-label. None of the currently marketed sleep aids that have FDA approval are specifically approved for use in the middle of the night when patients awaken and have difficulty returning to sleep. However, many of these products can be used to prevent middle of the night awakenings by prophylactic use at bedtime.

The market for prescription sleep products has evolved significantly over the last 30 years. Until about 30 years ago, the market was dominated by barbiturate sedative-hypnotics such as Seconal® and Nembutal®. These were superseded by the benzodiazepine class of sedative-hypnotics including Dalmane®, RestorilTM and

Halcion®. Zolpidem, which is a more selective GABAa agonist and a member of the non-benzodiazepine class of sleep aids, was introduced in the United States in 1993 under the Ambien® brand, and, according to IMS Health, rapidly achieved the dominant position in the prescription sleep aid market. The patent for Ambien expired in April 2007, and shortly thereafter the FDA approved generic manufacture of zolpidem by multiple pharmaceutical companies. The pricing of generically manufactured zolpidem is significantly lower than branded formulations of zolpidem and other non-generic sleep aids. Combined sales of generic zolpidem products accounted for approximately 39% of the U.S. prescription market for sleep aids. According to IMS Health, over one billion branded and generic zolpidem tablets were prescribed in the United States in 2007. An extended release version of zolpidem was launched successfully as Ambien CR® in 2005, and, according to IMS Health, held a 10.9% U.S. prescription market share in June 2008.

Other branded prescription sleep aids include Lunesta® (eszopiclone), marketed by Sepracor, Inc., which was approved in December 2004 by the FDA and launched in the first quarter of 2005, and RozeremTM (ramelteon), which is marketed by Takeda Pharmaceuticals Company Limited. RozeremTM is the only currently marketed prescription sleep aid of the melatonin agonist drug class, and was also introduced in 2005. According to IMS Health, in June 2008, Lunesta® held an 8.2% U.S. prescription market share and RozeremTM held a 1.5% U.S. prescription market share.

There exist a number of other agents that are used to treat insomnia. These include Sonata®, a short-acting sleep aid marketed by King Pharmaceuticals, Inc., which lost patent protection in June 2008. Although not specifically approved or promoted for the treatment of middle of the night awakenings, some physicians prescribe Sonata® off-label for this purpose. There are also a number of other pharmaceutical agents including antidepressants and antipsychotics that are not approved for the treatment of insomnia but are frequently prescribed off-label owing to their ancillary sedative effects.

In addition to current products for the treatment of insomnia, a number of new prescription products may enter the insomnia market over the next several years. These may include the following:

•

ZolpimistTM, an orally administered mist containing zolpidem, for which NovaDel Pharma, Inc. submitted an NDA in November 2007 and SublinoxTM, a sublingual tablet containing zolpidem, for which Orexo submitted an NDA in May 2008. Both ZolpimistTM and SublinoxTM are believed by Transcept to employ the same 5mg and 10mg zolpidem doses as generic Ambien® and are designed to be used in a similar manner at bedtime to produce seven to eight hours of sleep. NovaDel Pharma, Inc. also recently announced that it commenced development of a low-dose version of Zolpimist™ for the treatment of middle-of-the-night awakenings with the intent to enter such product candidate into clinical trials.

•	SilenorTM, a low dose doxepin formulation intended for use at bedtime, for which Somaxon Pharmaceuticals, Inc. filed an NDA in April 2008.

•

Indiplon, a compound in the GABAa agonist class not previously approved by the FDA, is being developed by Neurocrine Biosciences, Inc. for the treatment of sleep initiation insomnia and middle of the night dosing. The potential approval of indiplon pursuant to an NDA submitted by Neurocrine Biosciences, Inc. has been delayed and the regulatory future of this product is uncertain.

•	Eplivanserin, a serotonin inhibitor for use in the treatment of insomnia, for which Sanofi-Aventis plans to submit an NDA in 2008.

•

Almorexant, an orexin receptor agonist, is being co-developed by GlaxoSmithKline and Actelion for the treatment of insomnia, and commenced enrollment of Phase 3 clinical studies in the second quarter of 2008.

•	VEC-162, a melatonin agonist similar to ramelteon being developed by Vanda Pharmaceuticals for the treatment of insomnia, is currently in Phase 3 clinical trials.

There are a variety of other drugs intended as sleep aids under earlier stages of development. With the exception of indiplon, as listed above, Transcept believes that all of these product candidates are intended to act for an extended seven to eight hour time period and are not being developed for as-needed treatment of middle of the night awakenings at the time they occur.

Manufacturing

Transcept does not have or intend to develop internal clinical supply or commercial manufacturing capabilities for Intermezzo®, or other Transcept product candidates. Transcept has entered into an agreement with Patheon Inc., or Patheon, for the manufacturer of the Intermezzo® lozenge. Transcept has also entered into agreements with Plantex USA, Inc., or Plantex, as the sole source supplier of a special form of zolpidem tartrate, a specially manufactured form of the active pharmaceutical ingredient of Intermezzo®, and with SPI Pharma, Inc., or SPI, as a supplier of certain key excipients used in Intermezzo®, for one of such excipient as a sole source. Transcept has agreements with Anderson Packaging Inc., or Anderson and Sharp Corporation, or Sharp, for packaging of Intermezzo® and has entered into agreements with Mikart, Inc., or Mikart, to qualify them as a backup commercial supplier of finished product and as a backup commercial supplier of a key Intermezzo® excipient. All of these supply and manufacturing agreements contain customary commercial terms regarding forecasting, ordering, current good manufacturing practices, or cGMP, compliance and quality. A further description of the termination provisions and certain other terms is set forth below.

Manufacturing Services Agreement with Patheon

In October 2006, Transcept entered into the Manufacturing Services Agreement with Patheon. Under the agreement, Transcept retains the ability to qualify a secondary supplier. The initial term of the Manufacturing Services Agreement expires in December 2014, but is automatically renewed for three year periods, subject to 24 month prior notice of an election not to renew. The agreement is terminable prior to the end of term by either party for breach or insolvency of the other party, and by Transcept on 30 days’ notice in the event of regulatory prevention from, or six month notice for a determination by Transcept to cease, commercialization of Intermezzo®, or upon 24 months’ prior notice for any business reason.

Supply Agreement with Plantex

In March 2006, Transcept entered into the Supply Agreement with Plantex. Under the agreement, Transcept retains the ability to seek an alternate supplier. The initial term of the Supply Agreement expires on the earlier to occur of five years from the launch of Intermezzo® or ten years from the date of the agreement. The agreement is terminable prior to the end of the term by either party for breach or insolvency of the other party, and is terminable by Plantex upon 24 months’ prior notice if Plantex discontinues production of a special form of zolpidem tartrate.

Agreements with SPI

In June 2006 and in July 2007, Transcept entered into a Supply and License Agreement and a Supply Agreement, respectively, with SPI, each for the manufacture of certain excipients used in the manufacture of Intermezzo®. Under these agreements, Transcept retains the right to seek an alternate supplier. In addition, the Supply Agreement contains a license to use the excipient, referred to as buffered soda, that is covered by such agreement. Such license is described further in the section entitled “Transcept Business—Intellectual Property and Proprietary Technology.”

The term of the Supply and License Agreement initially was set to expire five years from the date of such agreement, but was amended in March 2008 to extend the term to ten years from the original date of the agreement. This agreement is terminable prior to the end of the term by either party for breach or insolvency of the other party.

The initial term of the Supply Agreement expires on the earlier to occur of the 10th anniversary of commercial sale of Intermezzo® or the 13th anniversary of the date of the agreement. This agreement is terminable prior to the end of the term by either party for breach or insolvency of the other party, and is terminable by SPI on 90 days’ notice if minimum purchase requirements are not met after 2010, or upon 12 months’ notice with such termination not being effective until the third anniversary of certain qualifications of an alternate supplier.

Packaging and Supply Agreement with Anderson

In September 2006, Transcept entered into a Packaging and Supply Agreement with Anderson. The initial term of the Packaging and Supply Agreement expires on the fifth anniversary of the execution of the agreement, and thereafter automatically renews for one year periods unless one year prior notice is given by either party of an intent not to renew. This agreement is terminable prior to the end of the term by either party for breach or insolvency of the other party.

Packaging and Supply Agreement with Sharp

In June 2008, Transcept entered into a Packaging and Supply Agreement with Sharp. The initial term of the Packaging and Supply Agreement expires on the fifth anniversary of the approval by the FDA of the NDA for Intermezzo®, and is renewable for three year terms upon mutual agreement of Transcept and Sharp prior to 180 days before the end of the then current term. This agreement is terminable prior to the end of the term by either party for breach or insolvency of the other party.

Supply and Sublicense Agreement with Mikart

In January 2008, Transcept entered into a Supply and Sublicense Agreement with Mikart. Pursuant to the terms of the Supply and Sublicense Agreement, Transcept granted to Mikart a non-exlusive sublicense in accordance with the terms of the Supply Agreement between Transcept and SPI described above to allow Mikart to act as a back-up supplier of buffered soda. The term of the Supply and Sublicense Agreement expires on the earlier to occur of the 10th anniversary of the first commercial sale of Intermezzo® or the 13th anniversary of the date of the agreement. This agreement may be terminated prior to the end of the term by either party for breach by the other party, or by Transcept if certain preparation activities are not completed within a year of the date of the agreement. In addition, Transcept can terminate the agreement upon 45 days’ prior notice to Mikart, and payment to Mikart of a termination fee, at any time after the second anniversary of the first commercial sale of Intermezzo®.

Manufacturers and suppliers of Transcept product candidates are subject to current cGMP requirements, U.S. Drug Enforcement Administration, or DEA, regulations and other rules and regulations prescribed by foreign regulatory authorities. Transcept depends on its third party suppliers and manufacturers for continued compliance with cGMP requirements and applicable foreign standards. Transcept has identified alternates for certain of the above-listed suppliers and plans to have such alternate suppliers qualified by the FDA and other regulatory authorities after potential approval of the Intermezzo® NDA.

Government Regulation

Prescription drug products are subject to extensive regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, distribution, import, export, advertising and promotion of such products under the Federal Food Drug and Cosmetic Act, or FFDCA, and its implementing regulations, and by comparable agencies and laws in foreign countries. Failure to comply with applicable FDA or other regulatory requirements may result in a variety of administrative or judicially imposed sanctions, including FDA refusal to approve pending applications, suspension or termination of clinical trials, Warning Letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

FDA approval is required before any new unapproved drug, including a new use or new dosage form of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and effectiveness, pharmaceutical formulation, stability, manufacturing, processing, packaging and labeling.

New Drug Approval

A new drug approval by the FDA generally involves, among other things:

•	completion of extensive preclinical laboratory and animal testing in compliance with FDA good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND to conduct human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each indication;

•

satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with FDA current Good Manufacturing Practice, or cGMP, regulations; and

•	submission to and approval by the FDA of an NDA.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and Transcept cannot be certain that any approvals for its product candidates or any indications will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND automatically becomes effective 30 days after acceptance by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, including regulations for obtaining informed consent by each patient.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following four sequential phases, which may overlap:

•

Phase 1: Studies are initially conducted in a limited population to test the product candidate for initial safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients.

•

Phase 2: Studies are generally conducted in a limited patient population to identify adverse effects and safety risks, to determine initial efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain additional information prior to beginning larger, more expensive and time consuming Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 trial that could, in limited situations, be accepted by the FDA and serve as one of the pivotal trials in the approval of a product candidate if the study is positive.

•

Phase 3: These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken in larger patient populations in the target indication to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population, often at multiple, geographically-dispersed clinical trial sites.

•

Phase 4: In many cases, the FDA incorporates into the approval of an NDA the sponsor’s agreement to conduct additional clinical trials to further assess a drug’s safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase 4 studies.

Controlled clinical trials conducted for Transcept drug candidates must be included in a clinical trials registry database that is available and accessible to the public through the internet. Failure to properly participate in the clinical trial database registry could result in significant civil monetary penalties.

Because some Transcept product candidates, such as TO-2061, may be developed as fixed dose combinations of two previously approved prescription drugs, Transcept will conform as needed to the FDA “combination policy” which generally requires each drug component of each product to make a contribution to the claimed effects. This may require Transcept to conduct one or more clinical trials to evaluate the combination as compared to each component separately and to placebo. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information.

The submission of an NDA is no guarantee that the FDA will find it complete and accept it for filing. The FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. After the application is deemed filed by the FDA, agency staff of the FDA will review an NDA to determine, among other things, whether a product is safe and efficacious for its intended use.

In 1992, under the Prescription Drug User Fee Act, or PDUFA, the FDA agreed to specific goals for improving the drug review time and created a two-tiered system of review times—Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. The 2007 amendments to PDUFA set a goal that a Standard Review of an NDA be accomplished within a ten-month timeframe. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The goal of the FDA for completing a Priority Review is six months. The FDA strives to, and usually does, meet these review goals, but is not legally required to do so in every case. Transcept believes that the review of the Intermezzo® NDA will be a Standard Review. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. As part of this review, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase 3 clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials may be subject to different interpretation, and the FDA may interpret data differently than Transcept. Under new legislation in 2007 that granted significant new powers to the FDA, many of which are aimed at improving the safety of drug products before and after approval, the FDA may determine that a risk evaluation and mitigation strategy, or REMS, is necessary to ensure that the benefits of a new product outweigh its risks. If required, a REMS may include various elements, such as publication of a medication guide, patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug.

Once the NDA is approved, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 studies, and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are to be any material modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, Transcept will likely be required to submit and obtain FDA approval of a new or supplemental NDA, which may require Transcept to develop additional data or conduct additional and extensive preclinical studies and clinical trials.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for modifications of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act. This statutory provision permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference from the owner of the data. The Hatch-Waxman Act permits the applicant to rely upon the FDA findings of safety and effectiveness of a drug that has obtained FDA approval based on preclinical or clinical studies conducted by others. In addition to relying on FDA prior findings of safety and effectiveness for a referenced drug product, the FDA may require companies to perform additional preclinical or clinical studies to support approval of the modification to the referenced product. Transcept has submitted the initial NDA for Intermezzo® under Section 505(b)(2), and relies on the extensive information that has been collected for immediate release zolpidem products, which contain the approved active drug agent that is incorporated in Intermezzo®. To the extent that a Section 505(b)(2) application relies on a prior FDA finding of safety and effectiveness of a previously-approved product, the applicant is required to certify to the FDA concerning any patents listed for the referenced product in the FDA publication called “Approved Drug Products with Therapeutic Equivalence Evaluations,” otherwise known as the “Orange Book.” Specifically, the applicant must certify in the application that:

•	there is no patent information listed for the reference drug;

•	the listed patent has expired for the reference drug;

•	the listed patent for the reference drug has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent for the reference drug is invalid, unenforceable, or will not be infringed by the manufacture, use or sale of the product for which the 505(b)(2) NDA is submitted.

In the Intemezzo® NDA that Transcept has submitted, it has made appropriate certification based on the listed and unexpired patents, if any, for the referenced drug product. Currently, there are no unexpired patents for immediate release zolpidem products listed in the Orange Book.

In the event that one or more patents is listed in the Orange Book for the referenced product, including patents listed after Transcept submitted its NDA for Intermezzo®, Transcept may also be required to evaluate the applicability of these patents to Intermezzo® and submit additional patent certifications. A paragraph III certification, stating that a listed patent has not expired, but will expire on a particular date, may delay the approval of Intermezzo® until the expiration of the patent. A paragraph IV certification, stating that a listed patent is invalid, unenforceable, or not infringed by Intermezzo® may require Transcept to notify the patent owner and the holder of the NDA for the referenced product of the existence of the Intermezzo® NDA, and may result in patent litigation against Transcept and the entry of a 30-month stay of FDA ability to issue final approval to the Intermezzo® 505(b)(2) NDA.

If Transcept obtains FDA approval for Intermezzo® it could obtain three years of Hatch-Waxman marketing exclusivity. Under this form of exclusivity, the FDA would be precluded from approving a marketing application for a duplicate of Intermezzo®, or a 505(b)(2) NDA submitted to FDA with Intermezzo® as the reference drug, for a period of three years from the date of Intermezzo® approval, although the FDA may accept and commence review of such applications. However, this form of exclusivity will not prevent the FDA from approving an NDA that relies only on its own data to support the change or innovation. Further, if another company obtains approval for a product candidate for the same indication and the same route of delivery and other conditions of use that Transcept is studying for Intermezzo® before Intermezzo® received approval, the Intermezzo® approval could be blocked until the other company’s three-year Hatch-Waxman marketing exclusivity expires.

Manufacturing cGMP Requirements

Transcept and its contract manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for active pharmaceutical ingredients, or APIs, and finished drug products must meet cGMP requirements to the satisfaction of the FDA, and pass a pre-approval inspection before Transcept can use them to manufacture its products. Transcept and its third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including inspection of the procedures and operations used in the testing and manufacture of Transcept products to assess continued compliance with applicable regulations.

The API used to manufacture some of our product candidates originates outside the United States. The FDA could increase its diligence with regard to foreign sourced materials and manufacturing processes which may result in increased costs of maintaining foreign manufacturing and could lengthen or delay the regulatory review process required to gain approval for our product candidates.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including adverse publicity, Warning Letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse patient experiences with the product received by Transcept must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Other Regulatory Requirements

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the internet, as well as a prohibition on off-label promotion. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions. Numerous other laws, not administered by the FDA, also apply to the promotion of pharmaceuticals, alleged violations of which may also result in state and federal civil and criminal investigation and prosecutions.

Transcept is also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with Transcept activities. In each of these areas, as above, the FDA and other agencies have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on Transcept.

DEA Regulation

Zolpidem, the active pharmaceutical ingredient in Intermezzo®, is classified as a schedule IV controlled substance by the DEA. As a result, manufacturing of zolpidem is subject to regulation by the DEA. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, record keeping, handling, security, and disposal of controlled substances. Transcept, as well as third-party suppliers of Transcept who handle zolpidem, must be registered by the DEA in order to engage in these activities, and are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess ongoing compliance with DEA regulations. Any failure by Transcept or its third party suppliers to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of DEA registration, injunctions, or civil or criminal penalties and loss of supply.

Third-Party Reimbursement and Pricing Controls

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement to providers and the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. Transcept products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow sales of Transcept products on a competitive and profitable basis.

In the United States, there have been, and Transcept expects that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While Transcept cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on the business, financial condition and profitability of Transcept.

Medicare

Two principal payors in the United States are Medicaid and Medicare. Transcept expects that in the United States many patients who are treated with Intermezzo® will be Medicare beneficiaries. The Centers for Medicare and Medicaid Services, or CMS, is the agency within the Department of Health and Human Services that administers both Medicare and Medicaid. CMS has the authority not to cover particular products or services if it determines that they are not “reasonable and necessary” for the treatment of Medicare beneficiaries. CMS may make a national coverage determination, or NCD, for a product, which establishes on a nationwide basis the indications that will be covered, and any restrictions or limitations. However, for most new drugs that are eligible for payment, CMS does not create an NCD, and Transcept does not plan to request one. Nevertheless, CMS or a third party may request an NCD independent of Transcept. If such request is made, Transcept can not assure investors that such NCD will contain favorable coverage terms.

If there is no NCD, the local Medicare contractors that are responsible for administering the program on a state or regional basis have the discretion to deny coverage and reimbursement for the drug or issue a local coverage determination, or LCD. These LCDs can include both coverage criteria for the drug and frequency limits for the administration of the drug. Overturning restrictive LCDs in the various regions can be a time-consuming and expensive process.

Effective January 1, 2006, Congress enacted a prescription drug benefit known as Medicare Part D. CMS contracts with numerous managed care plans and drug benefit plans to deliver the drug benefit. These plans develop formularies that determine which products are covered and at what co-pay level. If Medicare coverage for Intermezzo® is available, CMS will reimburse through Part D. While CMS evaluates Part D plans’ proposed formularies for potentially discriminatory practices, the plans have considerable discretion in establishing formularies, establishing tiered co-pay structures and placing prior authorization and other restrictions on the utilization of specific products. Moreover, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. Revenue for Intermezzo® will be substantially affected by its formulary status on Part D plans and the rebates that Part D plan sponsors are able to negotiate.

Medicaid

Medicaid is a federal and state entitlement program that pays for medical assistance for certain individuals and families with low incomes and resources and who meet other eligibility requirements. Medicaid became law in 1965 and is jointly funded by the federal and state governments (including the District of Columbia and the territories) to assist states in furnishing medical assistance to eligible needy persons. Medicaid is the largest source of funding for medical and health-related services for the indigent population of the United States.

Transcept expects Intermezzo® to be eligible for reimbursement under Medicaid and, therefore, subject to rebates under the Medicaid Drug Rebate Program established by the Omnibus Budget Reconciliation Act of 1990. Under the Medicaid Drug Rebate Program, Transcept would pay a rebate to each participating state agency for each unit of product reimbursed by Medicaid. The basic amount of the rebate for each product is the greater of 15.1% of the Average Manufacturer Price (AMP) of that product, or the difference between AMP and the best price available from Transcept to any non-excluded customer. The rebate amount also includes an inflation adjustment if AMP increases faster than a specified inflation index. The rebate amount is calculated quarterly based on Transcept reports of its current AMP and best price for each of its products to CMS. AMPs and best price may be recalculated after they are initially submitted based on the availability of additional data or because of additional analysis of prices that have been reported.

Several state Medicaid programs have implemented Preferred Drug Lists, or PDLs, and more states may adopt this practice. Products placed on a state Medicaid program’s PDL are not subject to restrictions on their utilization by Medicaid patients, such as the need to obtain authorization prior to prescribing. If Intermezzo® is not included on Medicaid PDLs, use of it in the Medicaid program may be adversely affected. In some states that have adopted PDLs, Transcept may be required to provide substantial supplemental rebates to state Medicaid authorities in order for Intermezzo® to be included on the PDL.

Pharmaceutical manufacturers, as a condition of participation in the Medicaid Drug Rebate Programs, must enter into an agreement with the Secretary of the Department of Health and Human Services to participate in the 340B program, enacted by the PHS Act. Under the 340B programs pharmaceutical manufacturers are required to extend discounts based on the Medicaid rebate to a variety of health care entities referred to as covered entities. These covered entities include health care providers that receive health services grants from the PHS, as well as certain hospitals that serve a disproportionate share of Medicare and Medicaid beneficiaries.

Section 603 of the Veteran’s Health Care Act of 1992 requires manufacturers of covered drugs to enter into a master agreement with the Secretary of the Department of Veteran Affairs, or VA, in order to have their drugs covered under Medicaid. The master agreement requires the manufacturer to make its products available for federal procurement by listing them on the Federal Supply Schedule. In addition, the master agreement requires the manufacturer to enter into a Pharmaceutical Pricing Agreement, or PPA, with the VA. Under the PPA, the manufacturer agrees to sell its drugs to the “Big Four” federal agencies—the VA, the Department of Defense, the PHS and the Coast Guard—at or below a Federal Ceiling Price, which is set at 76% of a calculation called the Non-Federal Average Manufacturer Price (non-FAMP), minus an additional discount.

Another source of reimbursement for drug products is state Pharmaceutical Assistance Programs, or SPAPs. Many of these programs were created by states to aid low-income elderly or persons with disabilities who do not qualify for Medicaid. Transcept would pay rebates to some SPAPs and, if they are considered qualified programs by CMS, the prices Transcept provided these entities would be excluded from the Medicaid best price of Transcept.

Private Insurance Reimbursement

Commercial insurers usually offer pharmacy benefits. If private insurers decide to cover Intermezzo®, they will reimburse for the drug in a variety of ways, depending on the insurance plan’s policies, employer and benefit manager input and contracts with their physician network. Private insurers tend to adopt reimbursement methodologies for a product similar to those adopted by Medicare. Revenue for Intermezzo® may be materially and adversely affected if private payors make unfavorable reimbursement decisions or delay making favorable reimbursement decisions.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means may reduce potential revenues Transcept may receive from sales of Intermezzo®, if approved. These payers’ efforts could decrease the price that Transcept receives for products it may sell, including Intermezzo®. In addition, third-party insurance coverage may not be available to patients for Transcept products at all, especially in light of the availability of low-cost generic zolpidem therapeutics, regardless of the fact that such products are not designed or indicated to treat middle of the night awakenings. Third-party payors could also impose conditions that must be met by patients prior to providing coverage for use of Transcept products. For instance, insurers may establish a “step-edit” system that requires a patient to utilize a lower price alternative product prior to becoming eligible to purchase a higher price product that may be better targeted to the condition being treated. There can be no assurance that third-party payors will not similarly require a patient to first use generic zolpidem or other sleep aids prior to being eligible for insurance coverage of Intermezzo® use.

If government and third-party payors do not provide adequate coverage and reimbursement levels for Transcept products, or if price controls or step-edit systems are enacted, Transcept product revenues will suffer.

Intellectual Property and Proprietary Technology

The success of Transcept will depend in part on its ability to protect Intermezzo® and TO-2061, and future products and product candidates by obtaining and maintaining a strong proprietary position both in the United States and in other countries. To develop and maintain its proprietary position, Transcept will rely on patent protection, regulatory protection, trade secrets, know-how, continuing technological innovations and licensing opportunities.

The active and many of the inactive ingredients in Intermezzo® have been known and used for many years and, therefore, are no longer subject to patent protection. Accordingly, pending patent applications of Transcept are directed to the particular formulations and methods of use of zolpidem, the API in Intermezzo®. There can be no assurance that these applications will result in patents being issued, and, even if issued, such patents may not prevent others from marketing formulations using the same active and inactive ingredients in similar but different formulations. Currently pending patent applications that cover Intermezzo® have claims that are directed to both formulation and methods of use and are summarized below:

•

Formulations of zolpidem. Transcept has two pending U.S. patent applications and 13 corresponding foreign patent applications. Transcept has received one patent acceptance in South Africa directed to formulations of zolpidem.

•	Methods of use of zolpidem. Transcept has seven pending U.S. patent applications and 12 foreign patent applications.

•

Buffered soda. Transcept has one pending U.S. patent application and one pending international patent application, both of which are co-owned with SPI pursuant to the Supply Agreement between Transcept and SPI, covering the compositions containing buffered soda and their method of use, that Transcept refers to as Bimucoral® technology. Under the Supply Agreement, Transcept has a royalty-free, fully paid-up exclusive license with respect to these patent applications, with a right to grant sublicenses, for products incorporating both buffered soda and zolpidem. This license survives the termination of the Supply Agreement.

In addition to the applications directed to Intermezzo®, Transcept has filed patent applications for various other formulations and methods of use of drugs including sumatriptan, pilocarpine, ondansetron, and ondansetron in combination with atypical antipsychotic drugs. Transcept currently has plans only to pursue development of combination products based upon ondansetron in combination with atypical antipsychotic drugs. These applications are summarized below.

•	One pending U.S. patent application relating to methods of use of sumatriptan

•	One pending U.S. patent application relating to compositions and methods of use of pilocarpine

•	Three pending U.S. patent applications and one international application relating to compositions and methods of use of ondansetron and ondansetron in combination with atypical antipsychotics

The patent positions of pharmaceutical companies like Transcept are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, Transcept does not know whether any of its patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or challenged and found to be unenforceable or invalid. In limited instances, patent applications in the United States and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Transcept cannot be certain of the priority of inventions covered by pending patent applications. Moreover, Transcept may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or in opposition proceedings in a foreign patent office, any of which could result in substantial cost to Transcept, even if the eventual outcome is favorable. There can be no assurance that a court of competent jurisdiction would hold the patents, if issued, valid. An adverse outcome could subject Transcept to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Transcept to cease using such technology. To the extent Transcept determines it to be prudent, Transcept intends to bring litigation against third parties that Transcept believes are infringing its patents.

Transcept also relies on trade secret protection for its confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Transcept trade secrets or disclose such technology or that Transcept can meaningfully protect its trade secrets. However, Transcept believes that the substantial costs and resources required to develop technological innovations will help it protect Transcept products.

Transcept requires its employees, consultants and members of its scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with Transcept. These agreements provide that all confidential information developed or made known during the course of the relationship with Transcept be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for Transcept, utilizing the property or relating to the business of Transcept and conceived or completed by the individual during employment shall be the exclusive property of Transcept to the extent permitted by applicable law. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Transcept trade secrets in the event of unauthorized use or disclosure of such information.

Employees

As of November 1, 2008, Transcept had 35 employees, seven of whom hold Ph.D., Pharm.D., or equivalent degrees. A total of 21 employees were engaged in research and development, three were in sales, marketing and business development, and 11 were in administration and finance. No Transcept employees are represented by a labor union or subject to a collective bargaining agreement. Transcept has not experienced any work stoppages and considers its relations with its employees to be good.

Financing History

Transcept was incorporated in Delaware in 2002, and to date has completed four rounds of private financing totaling $71.5 million. The most recent equity financing was completed in March 2007 in the amount of $40 million. Additionally, Transcept has raised $10 million of venture debt financing of which $4.3 million remained outstanding at September 30, 2008.

Facilities

Transcept leases approximately 14,666 square feet of space in its headquarters in Point Richmond, California under a lease that expires in May 2013. Of the 14,666 square feet of space, approximately 3,000 square feet is product development laboratory space. Transcept believes that its current facilities are suitable and adequate for its current needs, but is planning for expansion in 2009. Transcept believes that appropriate additional space is available at commercially reasonable terms.

Legal Proceedings

Transcept is not currently a party to any litigation, and is not aware of any pending or threatened litigation against it that Transcept believes would adversely affect its business, operating results or financial condition. The pharmaceutical and life science industries are characterized by frequent claims and litigation, including claims regarding intellectual property rights. As a result, Transcept could become involved in legal proceedings in the future.

NOVACEA MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Selected Historical Financial Data of Novacea” in this proxy statement/prospectus/information statement and the financial statements of Novacea and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Novacea financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Novacea operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Novacea” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Novacea as of the date hereof, and Novacea assumes no obligation to update any such forward-looking statement, except as required by law.

Recent Events

On August 29, 2008, Novacea, Inc., or Novacea, Pivot Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Novacea, or Merger Sub, and Transcept Pharmaceuticals, Inc., a private Delaware corporation, or Transcept, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement. Under the terms of the Merger Agreement, which was approved by the boards of directors of Novacea and Transcept, Merger Sub will merge with and into Transcept, with Transcept becoming a wholly-owned subsidiary of Novacea and the surviving corporation of the merger. The merger is expected to create a NASDAQ-listed specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The resulting company will be named Transcept Pharmaceuticals, Inc. and be headquartered in Point Richmond, California.

At the time of the merger, Novacea agreed to issue, and Transcept stockholders will receive, in a transaction intended to qualify as a tax-free reorganization, shares of Novacea common stock such that Transcept stockholders are expected to own approximately 60% of the combined company and Novacea stockholders are expected to own approximately 40% of the combined company. This ratio is subject to potential adjustments, depending on the net cash of Novacea, less certain liabilities, ten calendar days prior to the anticipated closing date of the merger.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by Novacea stockholders and those of Transcept and continued listing of Novacea common stock on the NASDAQ Global Market. As a condition to the parties entering into the Merger Agreement, certain of Transcept stockholders who in the aggregate own approximately 80% of Transcept stock on an as if converted to common stock basis, and certain of Novacea stockholders who in the aggregate own approximately 37% of Novacea common stock, have entered into voting agreements whereby they have agreed to vote in favor of the transactions contemplated by the Merger Agreement subject to the terms of the voting agreements.

The Merger Agreement contains certain termination rights for both Novacea and Transcept, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $4.2 million and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $2.0 million.

In addition, in connection with the merger, the executive officers of Novacea will resign from their positions with Novacea. The executive officers of Transcept will assume their respective positions in the combined company following the closing of the merger. The combined company board of directors is expected to consist of a total of ten members, six of whom will be designated by Transcept and four of whom will be designated by Novacea.

Overview

Prior to the termination of its clinical trials, the reduction in its workforce and in its operating plan this year, and our focus on evaluating strategic alternatives, Novacea was an operating biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. Novacea has two clinical-stage oncology product candidates, Asentar™ and AQ4N. In late 2007 and early 2008, Novacea stopped all of its development activities related to these oncology product candidates, and has no current plans to develop them in the future. At this time, Novacea is not engaged in any development activities.

The following chronology illustrates the events leading up to the discontinuation of the clinical trials of Novacea, the reduction in its workforce and in its operating plan, and its focus on evaluating strategic alternatives:

•

In May 2007, Novacea signed an exclusive worldwide License, Development and Commercialization Agreement with Schering Corporation, a wholly-owned subsidiary of Schering-Plough Corporation, or Schering, for the development and commercialization of Asentar™, or the Collaboration Agreement, in androgen-independent prostate cancer, or AIPC, earlier stages of prostate cancer, and in other types of cancers, including pancreatic cancer.

•

In September 2007, the lead product candidate of Novacea, Asentar™, had been in a Phase 3 clinical trial for the treatment of AIPC, and had been in a Phase 2 clinical trial for the treatment of advanced pancreatic cancer.

•

In November 2007, Novacea and Schering ended the ASCENT-2 Phase 3 clinical trial of Asentar™ due to an unexplained imbalance of deaths between the treatment and control arms of the trial. At that time, Novacea also suspended enrollment in its Phase 2 clinical trial of Asentar™ for the treatment of advanced pancreatic cancer and in other trials involving the use of Asentar™. Additionally, the United States Food and Drug Administration, or FDA, placed a hold on the existing Investigational New Drug application, or IND, for Asentar™.

•	In January 2008, Novacea curtailed clinical development activities for AQ4N in order to preserve capital resources in light of the changes in its business prospects related to Asentar.

•	On April 4, 2008, Schering delivered written notice to Novacea of its termination of the Collaboration Agreement.

•

In May 2008, Novacea made a determination to limit its additional development activities on Asentar, which were directed toward the following: winding-down and finalizing the analysis of the ASCENT-2 Phase 3 clinical trial; preparing a complete response to the FDA regarding releasing the clinical hold on the Asentar™ IND for Asentar; and meeting with the ASCENT-2 clinical trial investigators during the American Society of Oncology meeting in June 2008. Additionally, the AQ4N development efforts of Novacea were focused on completing the necessary activities on the Phase 1b portion of the Phase 1b/2a GBM trial with AQ4N, which had completed enrollment, while placing the Phase 2a portion of the trial on hold prior to patient enrollment.

•

Also, in May 2008, Novacea adopted a restructuring plan with the intention of reducing its spending while maintaining the capabilities needed to conduct the activities noted above related to Asentar and AQ4N, to maintain limited operations and to evaluate potential strategic alternatives. The plan reduced the Novacea workforce down to its current level of nine employees, who are primarily involved in financial or administrative roles.

•	In August 2008, Novacea reached an agreement with Schering that Schering would make a payment of $5.7 million, representing reimbursement for the research and development efforts of Novacea on

Asentar™ of $4.3 million for the first quarter of 2008 and of $1.4 million for the second quarter of 2008. Novacea received the $5.7 million payment in September 2008, and were thereafter no longer entitled to receive any future reimbursement from Schering under the Collaboration Agreement for the remaining activities of Novacea on Asentar™. Novacea will no longer recognize any related reimbursement revenue under the Collaboration Agreement. All future costs incurred by Novacea for activities on the Asentar™ development programs and for any future development of Asentar™ will be at its own expense.

•

In September 2008, Novacea received notice from the FDA that the agency had released the clinical hold on Asentar™. As part of their guidance, the FDA required that any future clinical studies conducted with Asentar™ must include in the consent form an unambiguous statement that the ASCENT-2 trial showed reduced survival for patients with AIPC given Asentar™ in combination with weekly Taxotere® chemotherapy, as compared to AIPC patients receiving Taxotere administered every three weeks without Asentar™. Also, any future consent form must not make reference to any survival benefits observed in earlier clinical trials involving Asentar for the treatment of AIPC patients. Novacea has no current plans to further develop Asentar™.

Research and Development Expenses. During the period when Novacea was developing its product candidates, its research and development expenses consisted primarily of costs: for personnel, including salaries and benefits; regulatory activities; pre-clinical studies; clinical trials; materials and supplies; and allocations of other research and development-related costs. Research and development expenses may increase in the future if the merger with Transcept is not completed and Novacea reestablishes research and development capabilities and reinitiates its development activities.

General and Administrative Expenses. The general and administrative expenses of Novacea consisted primarily of salaries and related costs for its personnel in executive, business development, marketing, human resources, external communications, finance and other administrative functions, as well as consulting costs, including market research and business consulting. Other costs included professional fees for legal and accounting services, insurance and facility costs. General and administrative expenses may increase in the future if the merger with Transcept is not completed and Novacea expands its operating activities.

Results of Operations

Three months and nine months ended September 30, 2008 and 2007

The following tables reflect period over period changes in selected line items from the Novacea condensed statements of operations (in thousands, except percentages):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008	2007	Change Period Over Period		2008	2007	Change Period Over Period
Collaboration revenue	$93	$8,566	$(8,473)	(99)%	$60,621	$8,702	$51,919	597%
Research and development expenses	1,932	9,552	(7,620)	(80)%	11,563	28,548	(16,985)	(59)%
General and administrative expenses	5,612	3,634	1,977	54%	12,263	12,893	(630)	(5)%
Interest and other income, net	570	1,383	(813)	(59)%	2,275	2,836	(561)	(20)%

Collaboration Revenue

The Collaboration Agreement with Schering became effective on June 26, 2007, and in July 2007, Novacea received non-refundable upfront payments from Schering totaling $60 million, including $35 million as reimbursement for past research and development expenses and a license fee of $25 million. Through the termination date of the Collaboration Agreement on April 4, 2008, Novacea had recognized revenues from the upfront payments ratably over an estimated six-year development period starting on June 26, 2007 and ending on

June 30, 2013. Novacea believed that this period for revenue recognition represented substantially the entire period for which it would have significant participatory obligations for Asentar™. As a result of the termination of the Collaboration Agreement with Schering on April 4, 2008, Novacea recognized as revenue during the second quarter of 2008 the previously deferred revenue balance of $52.4 million related to the upfront payments. The deferred revenue balance related to the upfront payments from Schering was zero as of September 30, 2008.

Revenue from reimbursement for the research and development efforts on Asentar™ is recognized as the related costs are incurred. In August 2008, Novacea and Schering agreed that the final payment of $5.7 million, representing reimbursable costs for our research and development efforts on Asentar™ for the first quarter of 2008 of $4.3 million and part of reimbursable costs for the second quarter of 2008 of $1.4 million, would cover all development costs and wind-out costs under the Collaboration Agreement and Novacea would not be entitled to any additional monies from Schering in connection with the Collaboration Agreement. Additionally, with the termination of the Collaboration Agreement, Novacea is no longer eligible to receive from Schering any pre-commercial milestone payments or royalties on worldwide sales of Asentar™. Any future development of Asentar™ would be at the expense of Novacea. The $5.7 million payment was received in September 2008. All payments received from Schering are non-refundable.

Collaboration revenue for the three months and nine months ended September 30, 2008 was $0.1 million and $60.6 million, respectively, compared to $8.6 million and $8.7 million for the three months and nine months ended September 30, 2007, respectively. During the three months ended September 30, 2008, Novacea did not record any revenue under the agreement with Schering. During the nine months ended September 30, 2008, Novacea recorded revenue under the agreement with Schering of $60.5 million, which was comprised of $54.8 million recognized in connection with the upfront payment and $5.7 million as reimbursement for Novacea R&D efforts on Asentar™. Additionally, Novacea recorded revenue, and received the related payment, of $0.1 million under one of the two agreements with Aventis during the three months ended September 30, 2008. Revenue for the 2007 periods includes $2.5 million and $2.6 million during the three and nine months ended September 30, 2007, respectively, related to the amortization of upfront payments under the agreement with Schering and $6.1 million during the three and nine months ended September 30, 2007, related to reimbursement by Schering for our R&D efforts on Asentar™.

Research and Development Expenses

The following table summarizes our research and development expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Asentar™	$918	$6,580	$7,935	$20,261
AQ4N	108	1,627	977	4,382
Other projects	1,233	1,046	2,399	2,953
Stock-based employee compensation	(327)	299	252	952

Total research and development expenses	$1,932	$9,552	$11,563	$28,548

Research and development expenses for the three months and nine months ended September 30, 2008 were $1.9 million and $11.6 million, respectively, compared to $9.6 million and $28.5 million for the three months and nine months ended September 30, 2007, respectively. This represents a decrease in research and development expenses of $7.7 million, or 80%, between the three-month periods in 2008 and 2007 and of $16.9 million, or 59% between the nine-month periods in 2008 and 2007.

Research and development expenses associated with Asentar™ were $0.9 million and $7.9 million for the three months and nine months ended September 30, 2008, compared to $6.6 million and $20.3 million for the three months and nine months ended September 30, 2007, respectively. The $5.7 million, or 86%, decrease between the three-month periods in 2008 and 2007 and $12.4 million, or 61%, decrease between the nine-month periods in 2008 and 2007 was due primarily to the lower level of clinical development activities in the ASCENT-2 Phase 3 clinical trial of AIPC, which began in the first quarter of 2006 and was terminated in November 2007. The reduction in development activity was partially offset by restructuring charges of $0.5 million and $0.8 million in the three months and nine months ended September 30, 2008, respectively. The activities for Asentar™ in 2008 have been primarily focused on winding-down and finalizing the analysis of the ASCENT-2 Phase 3 clinical trial and preparing a complete response to the FDA regarding releasing the clinical hold on the IND application for Asentar. In September 2008, Novacea received notice from the FDA that the agency had released the clinical hold on Asentar™.

In the past, certain research and development expenses for Asentar™ have been subject to reimbursement from Schering under the Collaboration Agreement, which was terminated by Schering in April 2008. The expenses were recorded as research and development expenses and the reimbursement of such costs were recorded as revenue as costs were incurred by us. For periods subsequent to the second quarter of 2008, Novacea will not be entitled to receive any additional reimbursement from Schering under the Collaboration Agreement for our remaining activities on Asentar™ and Novacea will no longer recognize any related reimbursement revenue. All future costs incurred by Novacea for activities on the Asentar™ development programs and for any future development of Asentar™ will be at its expense. There are currently no clinical trials planned or underway for Asentar™.

Research and development expenses associated with AQ4N were $0.1 million and $1.0 million for the three months and nine months ended September 30, 2008, respectively, compared to $1.6 million and $4.4 million for the three months and nine months ended September 30, 2007, respectively. The $1.5 million, or 94%, decrease between the three-month periods in 2008 and 2007 and the $3.4 million, or 78%, decrease between the nine-month periods in 2008 and 2007 resulted primarily from reduced development activities and product manufacturing expenses for AQ4N. In October 2007, Novacea initiated a Phase 2 clinical trial of AQ4N for the treatment of acute lymphobastic leukemia, or ALL. However, this trial was discontinued in January 2008 in connection with the decision to scale back clinical development activities for AQ4N in order to preserve capital resources. In May 2008, Novacea decided that its future AQ4N development efforts will focus on completing the necessary activities on the Phase 1b portion of the Phase 1b/2a GBM trial, which had completed enrollment, while placing the Phase 2a portion of the trial on hold prior to patient enrollment. There are currently no clinical trials planned or underway for AQ4N.

Other research and development expenses were approximately $1.2 million and $2.4 million for the three months and nine months ended September 30, 2008, respectively, compared to $1.0 million and $3.0 million for the three months and nine months ended September 30, 2007, respectively. The $0.2 million, or 18%, increase between the three-month periods in 2008 compared to 2007 included a $0.3 million restructuring charge and $0.1 million in accelerated depreciation partially offset by a decrease in employee related expenses. The $0.6 million, or 19%, decrease between the nine-month periods in 2008 and 2007 resulted primarily from cost savings associated with reduced internal and related external activities associated with the general research and development efforts of Novacea partially offset by a $0.3 million restructuring charge and $0.1 million in accelerated depreciation of property and equipment.

Stock-based compensation expense included in research and development expenses was a credit of $0.3 million and expense of $0.3 million for the three months and nine months ended September 30, 2008, respectively, compared to $0.3 million and $1.0 million for the three months and nine months ended September 30, 2007, respectively. The credit for the three months ended September 30, 2008 was due to a reclassification of certain stock-based compensation from research and development expense to general and administrative expense to be consistent with historical presentation.

If the merger with Transcept is not completed, and Novacea reinitiates its business activities, its research and development expenses may increase in the future if it reestablishes our research and development capabilities and reinitiates its development activities.

General and Administrative Expenses

General and administrative expenses for the three months and nine months ended September 30, 2008, were $5.6 million and $12.3 million, respectively, compared to $3.6 million and $12.9 million for the three months and nine months ended September 30, 2007, respectively. The increase of $2.0 million, or 54%, between the three-month periods in 2008 and 2007 in general and administrative expenses was mainly due to a $1.5 million increase in external expenses related to evaluating strategic alternatives and the potential merger with Transcept, including investment banking, legal and accounting fees, $0.4 million in depreciation and amortization expense and a $0.2 million increase in restructuring-related expenses, partially offset by a $0.2 million decrease in recruiting expense and a $0.1 million decrease in marketing-related expenses. The decrease of $0.6 million, or 5%, between the nine-month periods in 2008 and 2007 in general and administrative expenses was mainly due to a $1.4 million decrease in marketing-related expenses, a $0.8 million decrease in stock-based compensation and a $0.5 million decrease in recruiting expense, partially offset by a $1.2 million increase in consulting expenses primarily related to evaluating strategic alternatives and the potential merger with Transcept, a $0.5 million increase in depreciation and amortization expense and a $0.5 million increase in restructuring-related expense.

If the merger with Transcept is not completed, and if Novacea decides to expand its operations, general and administrative expenses will increase in the future.

Interest and Other Income, Net

Interest and other income, net, was $0.6 million and $2.3 million for the three months and nine months ended September 30, 2008, respectively, compared to $1.4 million and $2.8 million for the three months and nine months ended September 30, 2007, respectively. The decrease of $0.8 million, or 59%, between the three-month periods in 2008 and 2007 in interest and other income, net, resulted from lower investment balances and lower investment yields. The decrease of $0.5 million, or 20%, between the nine-month periods in 2008 and 2007 in interest and other income, net, resulted from lower investment yields offset by higher investment balances.

Liquidity and Capital Resources

At September 30, 2008, Novacea had cash, cash equivalents and marketable securities of $89.5 million, held in accounts managed by third party financial institutions, which consisted of invested cash and cash in our operating account. The interest-bearing investments include money market funds, commercial paper, U.S. corporate debt and U.S. government sponsored enterprise issues. Through September 30, 2008, Novacea has not experienced material realized losses nor has Novacea lacked access to our cash, cash equivalents and marketable securities. However, Novacea can provide no assurances that the realizable value of its investment or access to its cash, cash equivalents and marketable securities will not be impacted negatively by adverse conditions in the financial markets.

At any point in time in the future, Novacea may also have up to $5.0 million in its operating account that is with a third party financial institution. These balances exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. While Novacea monitors the cash balance in its operating account and adjusts the cash balances as appropriate, these cash balances could be impacted if the underlying financial institution fails or becomes subject to other adverse conditions in the financial markets. Through September 30, 2008, Novacea has not experienced a material realized loss nor has Novacea lacked access to the cash in our operating account.

Novacea has generated a limited amount of revenue, and does not expect to generate revenue from its product candidates for several years, if at all. Since inception, Novacea has funded its operations significantly through the private placement of its preferred stock, with total net proceeds of $108.3 million.

In May 2007, Novacea signed a Collaboration Agreement with Schering. The Collaboration Agreement became effective on June 26, 2007, and in July 2007, Novacea received upfront payments from Schering totaling $60 million, of which $35 million was reimbursement for past research and development expenses and

$25 million was a license fee. Additionally, in July 2007, pursuant to the terms of the Collaboration Agreement, Novacea sold to Schering 1,490,868 shares of Novacea common stock for cash at $8.05 per share, for an aggregate purchase price of $12.0 million under a Common Stock Purchase Agreement. On April 4, 2008, Schering delivered written notice of Schering’s termination of the Collaboration Agreement. Upon termination of the Collaboration Agreement, the licenses and other rights granted by Novacea to Schering pursuant to the Collaboration Agreement terminated and Schering became responsible for conducting an orderly wind-down of all ongoing development activities with respect to Asentar™ and making all payments due to Novacea and any other third parties with respect to Asentar™, as per the terms of the Collaboration Agreement. In August 2008, Novacea reached an agreement with Schering that they would make a payment of $5.7 million, representing reimbursement for our research and development efforts on Asentar™ of $4.3 million for the first quarter of 2008 and of $1.4 million for the second quarter of 2008. Following receipt of the $5.7 million payment in September 2008, Novacea will not be entitled to receive any future reimbursement from Schering under the Collaboration Agreement for its remaining activities on Asentar™ and Novacea will no longer recognize any related reimbursement revenue. All future costs incurred by Novacea for activities on the Asentar™ development programs and for any future development of Asentar™ will be at the expense of Novacea. There are currently no clinical trials planned or underway for Asentar™.

In addition, Novacea is no longer eligible to receive from Schering any pre-commercial milestone payments or royalties on worldwide sales of Asentar™. All payments received from Schering are non-refundable.

At September 30, 2008, Novacea had cash, cash equivalents and marketable securities of $89.5 million. At December 31, 2007, Novacea had cash, cash equivalents and marketable securities of $94.6 million and accounts receivable of $11.5 million.

The following table summarizes cash provided by (used in) our operating, investing and financing activities:

	Nine Months Ended September 30,
	2008	2007
Cash provided by (used in) operating activities	$(4,994)	$27,016
Cash used in investing activities	(11,687)	(36,999)
Cash provided by financing activities	119	12,685

Cash Provided by (Used in) Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2008 was $5.0 million. Net cash provided by operating activities for the nine months ended September 30, 2007 was $27.0 million. For the nine months ended September 30, 2008, cash used in operations was primarily attributable to payments of accounts payable and accrued liabilities, partially offset by research and development reimbursement payments from Schering. For the nine months ended September 30, 2007, cash provided by operations was primarily attributable to upfront payments received from Schering under the Collaboration Agreement, and an increase in accounts payable and accrued liabilities resulting principally from increased research and development activities, offset partially by net purchases of short-term investments.

Cash Used in Investing Activities

Net cash used in investing activities of $11.7 million for the nine months ended September 30, 2008 was due primarily to net purchases of short-term investments. Net cash used in investing activities of $37.0 million for the nine months ended September 30, 2007 was due primarily to net purchases of marketable securities and purchases of property and equipment.

Cash Provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2008 and 2007 was $0.1 million and $12.7 million, respectively. Net cash provided by financing activities for the nine months ended September 30, 2008 was due primarily to proceeds from the issuance of Novacea common stock from the exercise of outstanding stock options. Net cash provided by financing activities for the nine months ended September 30, 2007 was due primarily to proceeds from the sale to Schering of 1,490,868 shares of Novacea common stock for an aggregate purchase price of $12.0 million under a Common Stock Purchase Agreement, pursuant to the terms of the Collaboration Agreement, and the issuance of Novacea common stock from the exercise of outstanding stock options.

Liquidity Sources and Cash Requirements and Commitments

Developing drugs, conducting clinical trials, and commercializing products are expensive. the future funding requirements of Novacea may depend on many factors, including:

•	the progress and costs of future clinical trials and other research and development activities;

•	the costs of in-licensing additional product candidates;

•	the costs and timing of obtaining regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;

•	the costs and timing of securing manufacturing capabilities for the Novacea clinical product candidates and commercial products, if any;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the terms and timing of any of the current collaborative, licensing and other arrangements of Novacea or those that Novacea may establish in the future.

•	the costs associated with evaluating strategic alternatives and the potential merger with Transcept.

On May 8, 2008, Novacea committed to a restructuring plan to reduce its spending while maintaining the capabilities needed to conduct wind-down and other activities related to its product candidates, Asentar and AQ4N, to maintain its operations, and to evaluate potential strategic options. The plan reduced the Novacea workforce by approximately 27 people, to nine remaining employees as of October 1, 2008. Certain employees subject to the workforce reduction plan in the second and third quarters of 2008 were eligible for one-time severance pay of $0.8 million in total upon signing a separation and release agreement with Novacea, all of which was expensed in the second quarter of 2008 and was paid as of September 30, 2008.

Additionally, on May 12, 2008, Novacea adopted retention bonus and severance payment arrangements, pursuant to which Novacea may make retention and severance payments to those non-executive employees who remain employed by Novacea following the workforce reduction, in accordance with the terms and conditions of the retention bonus and severance payment arrangements, to assist Novacea with final wind-down activities related to the clinical programs, to maintain operations and to evaluate potential strategic options. The payment of the retention bonus and severance is contingent upon the completion of a defined transaction by Novacea, such as the proposed merger with Transcept, and is subject to continued employment through that date, or upon earlier termination by Novacea of the non-executive employee. Certain non-executive employees who were terminated as of October 1, 2008 received retention bonuses and severance payments of $0.3 million in total on their termination date, which was accrued as of September 30, 2008 (the last day of service required for the non-executive employees to earn the retention and severance payments). In aggregate, Novacea estimates that future retention bonuses and severance payments to non-executive employees could total up to $0.7 million.

Executive officers who remain with Novacea following the workforce reduction in accordance with the terms and conditions of the retention bonus plan will also be eligible to receive retention payments. The payment of the retention bonus is contingent and will be made upon the completion of a defined transaction by Novacea and is subject to the employee’s continued employment through that date, or upon earlier termination by Novacea of the executive officer. Two executive officers who were terminated as of October 1, 2008 received retention payments of $0.4 million in total on their termination date, which was accrued as of September 30, 2008 (the last day of service required for the executive officers to earn the retention and severance payments). In aggregate, Novacea estimates that future retention payments to executive officers could total up to an additional $0.4 million.

Since the inception of our restructuring plan through September 30, 2008, Novacea has incurred $1.7 million of the estimated $2.8 million of charges expected to be incurred. The charges incurred through September 30, 2008 include $1.5 million of separation costs and $0.2 million of asset impairments.

Novacea expects to incur losses from operations in the future. If the merger with Transcept is not completed, and Novacea reinitiates its business operations, its research and development expenses may increase in the future if Novacea reestablishes its development organization and reinitiates its development activities. Relatedly, the general and administrative expenses of Novacea may increase in the future.

Based on the current operating plans of Novacea, Novacea projects that in 2008 its usage of operating capital, comprised of cash and cash equivalents, marketable securities and accounts receivable, will be approximately $16 million, excluding the impact of external costs associated with evaluating strategic alternatives and the potential merger with Transcept and certain restructuring-related expenses.

Global Market and Economic Conditions

In the United States, recent market and economic conditions have been unprecedented and challenging, with tighter credit conditions and slower growth through the third quarter of 2008. For the nine months ended September 30, 2008, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the United States and added concerns fueled by the federal government interventions in the U.S. financial and credit markets have contributed to instability in both U.S. and international capital and credit markets and diminished expectations for the U.S. and global economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have in recent weeks subsequent to the end of the quarter contributed to volatility of unprecedented levels and an economic slowdown.

As a result of these market conditions, the cost and availability of capital and credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If volatile and adverse market conditions continue, they may limit the ability of Novacea to timely borrow or access the capital and credit markets to meet liquidity needs, resulting in an adverse effects on the financial condition and results of operations of Novacea. In addition, the biotechnology industry has fluctuated significantly in the past and has experienced significant downturns in connection with, or in anticipation of, a deterioration in general economic conditions, and Novacea cannot accurately predict the severity or duration of any downturn.

Off-Balance Sheet Arrangements

As of September 30, 2008, Novacea had no off-balance sheet arrangements, as defined under Regulation S-K Item  303(a)(4).

Contingencies

From time to time, Novacea may be involved in various legal proceedings arising in the ordinary course of business. There are no matters as of September 30, 2008 that, in the opinion of Novacea management, are expected to have a material adverse effect on the financial position of Novacea, results of operations or cash flows of Novacea.

On April 1, 2008, a former officer of Novacea filed a complaint in San Mateo County Superior Court against Novacea alleging three separate breaches of contract and/or failure to take certain actions with respect to Novacea securities held by the former officer. The aggregate amount of the alleged damages is up to $1.7 million. Novacea believes it has meritorious defenses to the claims brought by the former officer and intends to vigorously defend against such claims.

Critical Accounting Policies

There have been no material changes in the critical accounting policies, estimates and judgments of Novacea during the quarter ended September 30, 2008 compared to the disclosures in Part II, Item 7 of the Novacea Annual Report on Form 10-K for the year ended December 31, 2007, other than as noted below:

Fair Value Measurements

Statement of Financial Accounting Standards No. 157, Fair Value Measurements. Effective January 1, 2008, Novacea adopted Statement of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements, or SFAS No. 157, on a prospective basis for financial assets and liabilities, which requires that Novacea determine the fair value of financial assets and liabilities using the fair value hierarchy established in SFAS No. 157. In February 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.

SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on several factors, including the instruments’ complexity.

Beginning January 1, 2008, assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with inputs used to measure their value. SFAS No. 157 defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds. If quoted market prices are not available for the specific security, then Novacea estimates fair value by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 instruments include commercial paper, U.S. corporate debt, and U.S. government sponsored enterprise issues.

During the three and nine months ended September 30, 2008, there were no significant changes to the valuation models used for purposes of determining the fair value of Level 2 assets.

Recently Issued Accounting Pronouncement

Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (SFAS No. 141R). In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS No. 141R. SFAS No. 141R establishes principles and requirements for recognizing and measuring assets acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. SFAS No. 141R also provides guidance for recognizing and measuring goodwill acquired in a business combination, including capitalizing at the acquisition date the fair value of acquired in-process research and development, and requires the acquirer to disclose information it needs to evaluate and understand the financial effect of the business combination. The effective date of SFAS 141(R) for Novacea will be January 1, 2009. We have not yet evaluated whether SFAS 141R will have a material impact on our prospective financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF NOVACEA

The concentration of credit risk for Novacea consists principally of cash, cash equivalents, and short-term investments. The exposure of Novacea to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of the Novacea investments are in short-term debt securities.

The Novacea investment policy restricts investments to high-quality investments and limits the amounts invested with any one issuer, industry, or geographic area. The goals of the Novacea investment policy are as follows: preservation of capital; fulfillment of liquidity needs; above-market returns versus industry averages; and fiduciary control of cash and investments. Some of the securities in which Novacea invests may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if Novacea holds a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the value of the Novacea investment will probably decline. To minimize this risk, in accordance with its investment policy, Novacea maintains its portfolio of cash equivalents, short-term marketable securities and restricted cash in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to the Novacea investment portfolio. As of September 30, 2008, all of the Novacea investments were in money market accounts, certificates of deposit or investment grade corporate debt. Due to the short-term nature of these investments, a 10% movement in market interest rates would not have a material impact on the total fair market value of the Novacea portfolio as of September 30, 2008. Novacea does not expect current credit market conditions to materially impact the value of its investment portfolio.

TRANSCEPT MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Transcept should be read together with the section entitled “Selected Historical Financial Data of Transcept” in this proxy statement/prospectus/information statement and the Transcept financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Transcept financial condition and results of operations contains certain statements that are not strictly historical and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the operations, development efforts and business environment of Transcept, including those set forth in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Transcept as of the date hereof, and Transcept assumes no obligation to update any such forward-looking statement except as required by law.

Overview

Transcept Pharmaceuticals, Inc. is a privately held specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine.

The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for the as-needed treatment of insomnia when patients awaken in the middle of the night and have difficulty returning to sleep. Transcept has completed all scheduled clinical trials on behalf of Intermezzo® and submitted a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, on September 30, 2008. If approved, Transcept believes that Intermezzo® will be the first commercially available sleep aid specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep.

Transcept holds worldwide commercial rights to Intermezzo® and plans to commercialize the product in the United States with a specialty sales force initially focusing on psychiatrists and other physicians who are the highest prescribers of insomnia products. Transcept plans to market to other physician audiences via a primary care marketing alliance in the United States and with one or more marketing and development alliances in major international markets.

In order to expand the Transcept pipeline of potential products of importance to psychiatrists and their patients, Transcept is conducting exploratory studies with fixed dose combination drugs for the treatment of certain dopamine associated disorders. Transcept also has an active in-licensing effort underway to identify and secure the rights to patents relating to the use of existing drugs in the treatment of psychiatric and sleep disorders, and to identify and secure the rights to one or more approved products in these categories.

Transcept was incorporated in January 2002 in Delaware. From inception through September 30, 2008, Transcept activities have related primarily to performing research and development, hiring personnel, and raising capital to support and expand these activities. Transcept has incurred net losses since inception and expects to incur losses in the future as research and development activities continue. To date, Transcept has funded its operations primarily through private placements of preferred stock, debt financing and interest income. Transcept has completed four rounds of private financing totaling $71.5 million. The most recent equity financing was completed in March 2007 in the amount of $40.0 million. Additionally, Transcept has raised $10.0 million of venture debt financing of which $4.3 million remained outstanding at September 30, 2008. As of September 30, 2008, Transcept had cash, cash equivalents, restricted cash and marketable securities of $18.4 million, working capital of $13.1 million and an accumulated deficit of $59.0 million.

The ability of Transcept to generate near term revenue is dependent upon the regulatory approval by the FDA of its lead product candidate, Intermezzo®. Transcept submitted its NDA for Intermezzo to the FDA on September 30, 2008. Subject to FDA acceptance of the submission for review, and based on current regulatory practice, Transcept expects to receive a complete response letter regarding the Intermezzo® NDA during the fourth quarter of 2009. To achieve profitable operations, Transcept must successfully develop and commercialize Intermezzo® and may need to identify, develop and commercialize future product candidates. Even if approved, Transcept products may not achieve market acceptance and will face competition from both generic and branded pharmaceutical products.

The merger will be treated by Novacea as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, Transcept is considered to be acquiring Novacea in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to the Novacea assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Novacea will be consolidated into the results of operations of Transcept as of the merger closing date.

Financial Operations Overview

Research and Development

Research and development expenses have represented approximately 62% and 76% of total operating expenses for the nine months ended September 30, 2008 and 2007, respectively, and 75%, 72% and 66% of total operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively. Research and development costs are expensed as incurred. Research and development expenses consist of expenses incurred in identifying, researching, developing and testing product candidates. These expenses primarily consist of the following:

•	Salaries, benefits, travel and related expense of personnel associated with research and development activities;

•	Fees paid to professional service providers for services related to the conduct and analysis of clinical trials;

•	Contract manufacturing costs for formulations used in clinical trials, as well as scale up activities in anticipation of a potential launch of Intermezzo®;

•	Laboratory supplies and materials;

•	Depreciation of equipment; and

•	Allocated costs of facilities and infrastructure.

General and Administrative

General and administrative expenses consist primarily of salaries and related expenses for personnel in executive, finance and accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expenses and professional fees for legal and accounting services.

Following the proposed merger, Transcept anticipates increases in general and administrative expenses for its activities associated with operating as a publicly-traded company, including costs incurred in connection with compliance with the Sarbanes-Oxley Act of 2002. These increases also will likely include the hiring of additional personnel. As Transcept pursues commercialization of Intermezzo®, it will also increase spending on its sales and marketing infrastructure, including increased headcount, necessary to launch Intermezzo®. During the early part of 2009, Transcept plans to build the marketing and sales management team but intends to defer hiring of field sales representatives until after approval of the Intermezzo® NDA.

Interest Income

Transcept receives interest income from cash, cash equivalents, restricted cash and marketable securities held with certain financial institutions.

Interest Expense

Transcept incurs interest expense on the outstanding balance from the $10.0 million venture debt facility agreement.

Other Income/Expense (Net)

Other income/expense (net) relates to the change in fair value of the outstanding preferred stock warrants and other miscellaneous items.

Results of Operations

Comparison of the Nine Months Ended September 30, 2008 and 2007

The following table summarizes results of operations with respect to the items set forth in the following table for the nine months ended September 30, 2008 and 2007, in thousands, together with the percentage change in those items.

	For the Nine Months Ended September 30,
	2008	2007	$ Change	% Change
Research and development	$8,845	$12,336	$(3,491)	(28)%
General and administrative	5,366	3,847	1,519	39%
Interest income	682	1,551	(869)	(56)%
Interest expense	618	927	(309)	(33)%
Other income (expense), net	306	(59)	365	619%

Research and Development Expenses

Research and development expenses decreased 28% to $8.8 million for the nine months ended September 30, 2008 from $12.3 million for the comparable period in 2007. The $3.5 million decrease for the nine months ended September 30, 2008 was primarily attributable to Intermezzo® development costs declining by $3.2 million as a result of the following:

•	a decrease in clinical trial costs of $3.9 million due primarily to the Phase 3 outpatient trial being largely completed by year end 2007,

•	a decrease in manufacturing costs of $0.6 million as formulation development and the production of clinical batches had been completed in 2007, partially offset by

•	an increase of approximately $1.3 million of costs associated with the preparation of the Intermezzo® NDA.

The remaining $0.3 million decrease to research and development expenses related to the change in expenditures for earlier stage programs. Transcept currently expects research and development expenses to decline relative to historical levels until such time as Transcept initiates full-scale development of a second product candidate.

General and Administrative Expenses

General and administrative expenses increased 39% to $5.4 million for the nine months ended September 30, 2008 from $3.8 million for the comparable period in 2007. The approximate $1.5 million increase was primarily attributable to $1.1 million of additional personnel costs and related expenses as headcount increased by 33% compared to the same period in 2007. Headcount increased in the executive, finance, accounting and information technology areas to support the ramp-up of clinical development and NDA activities. Additionally, market research expenses increased by $0.3 million to support the development of the Intermezzo® commercialization plan. Transcept currently expects marketing expenses to increase as it builds its marketing and sales management team and incurs other expenses in anticipation of the commercial launch of Intermezzo®.

Transcept does not plan to hire field sales representatives prior to regulatory approval of Intermezzo®.

Interest Income

Interest income decreased 56% to $0.7 million for the nine months ended September 30, 2008, from $1.6 million for the comparable period in 2007. The decrease of approximately $0.9 million for the nine months ended September 30, 2008 is primarily attributable to lower average cash and investments balances due to cash used in operations during the 2008 period as compared to the same period in 2007.

Interest Expense

Interest expense decreased 33% to $0.6 million for the nine months ended September 30, 2008, from $0.9 million for the comparable period in 2007. The $0.3 million decrease for the nine months ended September 30, 2008 was primarily attributable to lower average outstanding debt during the 2008 period as compared to the same period in the prior year.

Other Income (Expense), Net

Other income (expense), net increased 619% to $306,000 for the nine months ended September 30, 2008 from ($59,000) for the comparable period in 2007. The $365,000 increase for the nine months ended September 30, 2008 is primarily attributable to a decline in the fair value of the preferred stock warrants as compared to the nine months ended September 30, 2007, resulting in other income for the period and a reduction in the warrant liability.

Comparison of the Years Ended December 31, 2007, 2006 and 2005

The following table summarizes our results of operations with respect to the items set forth in the following table for the years ended December 31, 2007, 2006 and 2005, in thousands, together with the percentage change in those items.

	Year Ended December 31,
	2007	2006	$ Change	% Change	2006	2005	$ Change	% Change
	(In thousands, except percentage values)
Research and development	$15,885	$10,161	$5,724	56%	$10,161	$3,269	$6,892	211%
General and administrative	5,300	3,923	1,377	35%	3,923	1,703	2,220	130%
Interest income	2,029	759	1,270	167%	759	219	540	247%
Interest expense	1,195	310	885	285%	310	92	218	237%
Other income (expense), net	(33)	9	(42)	(467)%	9	(29)	38	131%
Interest expense related to Series C preferred stock warrants	—	—	—	—	—	535	(535)	—

Research and Development Expenses

Research and development expenses increased 56% to $15.9 million in 2007 from $10.2 million in 2006. The $5.7 million increase was primarily attributable to $3.0 million for the Phase 3 outpatient clinical trial and several smaller trials of Intermezzo® conducted in 2007. Contract manufacturing expenses for Intermezzo® increased $0.4 million primarily for the production of drug product used in clinical trials. Costs for exploratory studies in two early-stage development programs had a net increase of $0.3 million. In addition, salaries and related expenses increased by $2.0 million as headcount increased approximately 75% in 2007 over 2006 to support the clinical and manufacturing development of Intermezzo® and preparations for the NDA submission that occurred on September 30, 2008.

Research and development expenses increased 211% to $10.2 million in 2006 from $3.3 million in 2005. The $6.9 million increase was primarily attributable to several factors as the clinical development of Intermezzo® progressed. Contract manufacturing expenses associated with development of formulations for use in clinical trials and eventual commercial manufacture increased by $2.1 million. Clinical trial expense associated with the Phase 3 sleep laboratory study accounted for $2.4 million of the increase. In addition, salaries and related expense increased by $1.3 million as headcount increased approximately 100% in 2006 over 2005 primarily to support the clinical development of Intermezzo®. Other research and development expenses accounted for increases of $1.1 million for consulting, early-stage development programs and facility-related expense as Transcept moved to new corporate offices in 2006.

Current Transcept research and development programs are focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. These include the following programs:

•	Intermezzo®. All scheduled phase I – III clinical trials complete and NDA submitted on September 30, 2008.

•	TO-2061. Open-label exploratory phase I clinical study initiated.

The clinical development and regulatory approval processes inherently contain significant risks and uncertainties; therefore, it is difficult to estimate the costs necessary to complete development projects. For example, patient enrollment may be slower than expected, the results from clinical trials may be unfavorable, or regulatory agencies may deem data from clinical trials insufficient for marketing approval and may require additional clinical trials. Because of these risks and potential changes, the cost projections and development timelines related to the Transcept clinical development and regulatory programs may be materially impacted.

The following table summarizes the Transcept research and development expenses for the nine months ended September 30, 2008, for the years ended December 31, 2007, 2006 and 2005, and for the period from inception to September 30, 2008.

	Nine Months Ended September 30, 2008	Years ended December 31,			Period from Inception (January 8, 2002) to September 30, 2008
		2007	2006	2005
	(in thousands)
External research and development expenses
Intermezzo®	$4,084	$8,987	$5,566	$1,065	$20,547
TO-2061	138	27	—	—	165
Early-stage development programs	130	—	—	—	130
Discontinued development programs	102	1,113	839	553	3,503

Total external research and development expenses	4,454	10,127	6,405	1,618	24,345
Internal research and development expenses	4,391	5,758	3,756	1,651	17,446

Total research and development expenses	$8,845	$15,885	$10,161	$3,269	$41,791

General and Administrative Expenses

General and administrative expenses increased 35% to $5.3 million in 2007 from $3.9 million in 2006. The $1.4 million increase was primarily attributable to $0.9 million of additional personnel costs and related expenses as headcount increased in accounting and information technology. Corporate legal and patent expenses increased by $0.3 million and market research expenses increased by $0.2 million to support the development of Intermezzo®.

General and administrative expenses increased 130% to $3.9 million in 2006 from $1.7 million in 2005. The $2.2 million increase was primarily attributable to $1.0 million of additional personnel costs and travel expenses as headcount increased 50% year over year to support the increased growth in research and development. Additionally, facility-related expense increased by $0.6 million as Transcept moved to new corporate offices in 2006. Corporate legal and patent expense increased by $0.3 million to support the development of Intermezzo®.

Interest Income

Interest income increased 167% to $2.0 million in 2007 from $0.8 million in 2006. The $1.2 million increase was primarily related to higher interest income earned on higher average cash and investment balances due to the $6.0 million loan draw in December 2006 on the $10.0 million venture debt facility and the February 2007 $40.0 million Series D preferred stock financing.

Interest income increased 247% to $0.8 million in 2006 from $0.2 million in 2005. The approximately $0.6 million increase was primarily related to higher interest income earned on higher average cash and investment balances due to the October 2005 $23.0 million Series C preferred stock financing and the $4.0 million loan draw in May 2006.

Interest Expense

Interest expense increased 285% to $1.2 million in 2007 from $0.3 million in 2006. The $0.9 million increase was due to interest repayment under the venture debt facility entered into during 2006.

Interest expense increased 237% to $0.3 million in 2006 from $92,000 in 2005. The approximately $0.2 million increase was due to the $4.0 million loan draw in May 2006.

Other Income (Expense), Net

Other income (expense), net decreased 467% to ($33,000) in 2007 from $9,000 in 2006. The ($42,000) expense increase is primarily attributable to a change in the fair value of the preferred stock warrants outstanding during the respective periods as well as other miscellaneous items.

Other income (expense), net increased 131% to $9,000 in 2006 from ($29,000) in 2005. The $38,000 increase in other income is comprised of the change in fair value of the preferred stock warrants outstanding during the periods and other miscellaneous items.

Interest Expense Related to Series C Preferred Stock Warrants

In conjunction with the sale of the 2005 subordinated convertible promissory notes, Transcept issued warrants for the purchase of 668,986 shares of Series C convertible preferred stock at $1.15 per share in October 2005. These warrants have a contractual life of seven years. The fair value of these warrants at the date of issuance was $0.5 million which was recorded as interest expense.

Liquidity and Capital Resources

Since inception, Transcept has financed its operations primarily through private placements of preferred stock, debt financing and interest income. Through September 30, 2008, Transcept has received net proceeds of $71.0 million from the sale of preferred stock.

In April 2006, Transcept entered into a $10.0 million venture debt facility agreement with Hercules Technology Growth Capital, Inc., or Hercules, and drew down $4.0 million in May 2006 and $6.0 million in December 2006, against which interest accrues at rates of 10.69% and 10.94%, respectively. Under the terms of the agreement, the loan is secured by a perfected first priority security interest in all of the Transcept tangible and intangible assets owned or subsequently acquired, provided that collateral does not include intellectual property, but does include any proceeds arising out of the disposition of intellectual property other than proceeds resulting from the licensing of intellectual property in the ordinary course of business. The agreement is subject to prepayment penalties if paid prior to 2009. The agreement includes covenants requiring Transcept to provide certain financial reports and maintain the collateral subject to the agreement and restricting the ability of Transcept, without the consent of the lender, from incurring additional indebtedness, paying dividends or making certain distributions and investments, and selling or otherwise transferring any material portion of its assets. Outstanding principal, accrued interest, and unpaid interest under the loan and security agreement become due and payable on certain change of control transactions involving Transcept. As of September 30, 2008, Transcept was in compliance with or had obtained waivers for all of the covenants related to the agreement.

The following table summarizes cash provided by (used in) operating, investing and financing activities of Transcept:

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2007	2006	2005	2008	2007
	(in thousands)
Net cash used in operating activities	$(18,813)	$(13,309)	$(4,790)	$(14,546)	$(13,942)
Net cash provided by (used in) investing activities	(19,492)	311	(10,696)	16,933	(24,059)
Net cash provided by (used in) financing activities	37,036	10,000	22,954	(2,654)	37,895

Operating Activities

Net cash used in operating activities was $14.5 million for the nine months ended September 30, 2008, compared to $13.9 million for the nine months ended September 30, 2007. Net cash used in operating activities was $18.8 million, $13.3 million and $4.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities for these periods consisted primarily of the Transcept net loss adjusted for noncash items such as depreciation, amortization, stock-based compensation charges and noncash interest expense, as well as net changes in working capital.

Investing Activities

Net cash provided by investing activities was $16.9 million for the nine months ended September 30, 2008, compared to net cash used in investing activities of $24.1 million for the nine months ended September 30, 2007. The $16.9 million provided by investing activities for the nine months ended September 30, 2008 was primarily due to maturities of marketable securities, net of purchases, during the period. The $24.1 million used in investing activities for the nine months ended September 30, 2007 was primarily due to purchases of marketable securities, net of maturities, during the period.

Net cash used in investing activities was $19.5 million for the year ended December 31, 2007 and $10.7 million for the year ended December 31, 2005. Net cash provided by investing activities was $0.3 million for the year ended December 31, 2006. The $19.5 million used for the year ended December 31, 2007 was primarily due to purchases of marketable securities, net of maturities, of $18.6 million and $0.6 million for purchases of property and equipment. The $0.3 million of cash provided by investing activities for the year ended December 31, 2006 was primarily due to maturities of marketable securities, net of purchases, of $1.5 million, partially offset by $1.2 million for purchases of property and equipment. The $10.7 million used for the year ended December 31, 2005 was primarily due to purchases of marketable securities, net of maturities, of $10.6 million and $0.1 million for purchases of property and equipment.

Financing Activities

Net cash used in financing activities during the nine months ended September 30, 2008 was $2.7 million, compared to net cash provided by financing activities during the nine months ended September 30, 2007 of $37.9 million. In the nine months ended September 30, 2008, financing activities consisted of $2.7 million of debt repayment. In the nine months ended September 30, 2007, financing activities consisted primarily of the net proceeds from the $39.8 million series D preferred stock issuance, partially offset by $2.2 million of debt repayment.

Net cash provided by financing activities was $37.0 million, $10.0 million and $23.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. In 2007, financing activities consisted primarily of net proceeds of $39.8 million from the Series D preferred stock issuance, partially offset by $3.0 million of debt repayment. In 2006, financing activities consisted of the proceeds from a $10.0 million debt facility agreement with Hercules. In 2005, financing activities consisted primarily of the net proceeds from the $23.0 million Series C preferred stock issuance.

Capital Resources

The consummation of the proposed merger with Novacea will provide Transcept access to additional cash resources. Assuming the proposed merger closes by December 31, 2008, the combined companies are estimated to have between $88 and $92 million of cash, cash equivalents and marketable securities, an amount that Transcept believes will enable it to carry out plans to commercialize its lead product candidate, Intermezzo®.

Transcept had cash, cash equivalents, restricted cash and marketable securities totaling $35.4 million at December 31, 2007 and $18.4 million at September 30, 2008. During the nine month period ended September 30, 2008, Transcept used $17.0 million of cash, averaging $1.9 million of cash use per month.

Subject to FDA acceptance of the Intermezzo® NDA submission, and based on current regulatory practice, Transcept expects to receive a complete response letter from the FDA during the fourth quarter of 2009. Transcept anticipates that the following will be key factors affecting future expenses relative to historical expense patterns, prior to the regulatory approval of Intermezzo®.

•	Research and development expenses will decline until such time as Transcept initiates full-scale development of a second product candidate.

•

Marketing expenses will increase as Transcept builds the marketing and sales management team and incurs other pre-launch expenses. Transcept does not plan to hire field sales representatives until Intermezzo® has gained regulatory approval.

•

General and administrative expenses will increase as Transcept complies with new requirements related to becoming a publicly-traded company as well as costs incurred in connection with compliance with the Sarbanes-Oxley Act of 2002.

In the event the merger is not consummated, Transcept will need to obtain additional financing. Transcept may seek additional sources of financing through collaborations, alliance arrangements, public or private debt or equity financings. However, additional funds or other third-party debt or equity arrangements may not be available in the near term or on terms that are acceptable to Transcept, if at all.

Transcept cannot assure investors that the proposed merger with Novacea will be completed or that Transcept efforts to raise additional private or public funding will be successful. If adequate funds are not available in the near term, including through the timely consummation of the proposed merger with Novacea, Transcept may be required to:

•

delay, scale back or eliminate some or all of its development programs and other operations, including terminating or delaying plans to build the sales and marketing infrastructure and manufacturing scale-up activities necessary for the timely commercialization of Intermezzo®;

•	terminate or delay the development of earlier stage programs; or

•	relinquish the rights to product candidates or development programs that Transcept may otherwise seek to develop or commercialize on its own, including Intermezzo®.

Contractual Obligations

As of December 31, 2007, Transcept had contractual obligations as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$1,591	$275	$875	$441	$—
Loan payable	8,063	4,287	3,695	81	—

Total contractual obligations	$9,654	$4,562	$4,570	$522	$—

Operating leases consist of base rents for the facilities occupied in Point Richmond, California. Loan payable represents outstanding debt under a Loan and Security Agreement entered into during 2006.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based on financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires Transcept to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Transcept evaluates its estimates and assumptions on an ongoing basis, and bases its estimates on historical experience and on various other factors it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates under different assumptions and conditions.

Significant accounting policies are described in Note 1 to the Transcept financial statements included elsewhere in this proxy statement/prospectus/information statement. Some of these accounting policies require Transcept to make difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. Transcept believes that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its financial statements.

Clinical Trials

Transcept accrues and expenses costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates made of the work completed as of the reporting date, in accordance with agreements established with contract research organizations and clinical trial sites and the agreed upon fee to be paid for the services. Transcept determines these estimates through discussion with internal personnel and outside service providers as to the progress or stage of completion of the trials or services. If the actual timing of performance of services or the level of effort varies from these estimates, the accrual will be adjusted accordingly. Costs of setting up clinical trial sites for participation in the trials are expensed as the activities are performed. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled. Transcept adjusts the estimates as actual costs become known. Through September 30, 2008, differences between actual and estimated activity levels for any particular study have not been material. However, if management does not receive complete and accurate information from vendors or underestimates activity levels associated with a study at a given point in time, Transcept would have to record additional and potentially significant research and development expenses in future periods.

Stock-Based Compensation

Effective January 1, 2006, Transcept adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, or SFAS No. 123R, using the prospective transition method and therefore, prior period results have not been restated. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and its related interpretations, and revised guidance in SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Under the prospective transition method, those options issued prior to January 1, 2006 and valued using the minimum value method are excluded from the fair value accounting of SFAS No. 123R. SFAS No. 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant and to recognize the cost over the period during which the employee is required to provide service in exchange for the award. Additionally, under the provisions of SFAS No. 123R, Transcept is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis.

Measurement and recognition of share-based compensation under SFAS No. 123R involve significant estimates and subjective inputs. The grant date fair value of stock option awards is determined using an option valuation model, such as the Black-Scholes model used by Transcept, and the amount of expense recognized during the period is affected by many complex and subjective assumptions. These assumptions include estimates of Transcept future volatility, employee exercise behavior, the expected term of the stock options, and the number of options expected to ultimately vest. Transcept stock does not have a readily available market. Consequently, expected future volatility is derived from the historical volatilities of several unrelated public companies within the specialty pharmaceutical industry. When making the selection of Transcept industry peer companies to be used in the volatility calculation, consideration is given to the stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected life. The assumed dividend yield was based on Transcept expectations of not paying dividends in the foreseeable future. Given Transcept limited history to accurately estimate the expected lives for the various employee groups, Transcept used the “simplified” method as provided by Staff Accounting Bulletin No. 107, Share Based Payment. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the options. Share-based compensation recorded in the Transcept Statements of Operations is based on awards expected to ultimately vest and has been reduced for estimated forfeitures. Estimated forfeitures may differ from actual forfeiture rates which would affect the amount of expense recognized during the period. Share-based compensation is adjusted to reflect the value of options which ultimately vest as such amounts become known in future periods.

If in the future, Transcept management determines that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects both our research and development expense and general and administrative expense.

Also required for the fair value calculation of the options is the fair value of the underlying common stock. The absence of an active market for Transcept common stock required the Transcept Board of Directors, with input from management, to estimate the fair value of the common stock for purposes of granting options and for determining stock-based compensation expense for the periods presented. In response to these requirements, the Transcept Board of Directors estimated the fair value of the common stock at each meeting at which options were granted based on factors such as the price of the most recent convertible preferred stock sales to investors, the preferences held by the convertible preferred stock classes in favor of common stock, the valuations of comparable companies, the status of Transcept development efforts, and additional objective and subjective factors relating to the Transcept business.

There is inherent uncertainty in these estimates and if Transcept had made different assumptions than those described above, the amount of stock-based compensation expense, net loss and net loss per share amounts could have been significantly different.

During the years ended December 31, 2007 and 2006, Transcept recorded employee share-based compensation costs of $470,154 and $71,104, respectively, in accordance with the provisions of SFAS No. 123R. No related tax benefits of share-based compensation costs have been recognized since the inception of Transcept.

Warrants to Purchase Convertible Preferred Stock

Transcept accounts for freestanding warrants related to shares that are redeemable in accordance with Financial Accounting Standards Board, or FASB, Staff Position No. 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under FSP 150-5, freestanding warrants to purchase shares of convertible preferred stock are classified as liabilities on the balance sheets at fair value because the warrants may conditionally obligate Transcept to transfer assets at some point in the future. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value will be recognized as a component of other income (expense), net in the statements of operations. Transcept estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model as described in the stock-based compensation section above, based on the estimated market value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying convertible preferred stock. The assumptions used in the Black-Scholes option-pricing model, especially the market value of the underlying convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

Transcept will continue to record adjustments to the fair value of the warrants until they are exercised, expire or, upon the closing of the merger transaction, become warrants to purchase shares of common stock, wherein the warrants will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from a liability to additional paid-in capital, a component of stockholders’ equity, and Transcept will cease to record any related periodic fair value adjustments. Upon the closing of the merger transaction, the preferred stock warrants will be converted into common stock warrants with the same exercise prices and expiration dates.

Recent Accounting Pronouncements

Effective January 1, 2008, Transcept adopted EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, or EITF 07-3. Under EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized and recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The adoption of EITF 07-3 did not have a material effect on the Transcept results of operations and financial position.

Effective January 1, 2008, Transcept adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS No. 159, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS No. 115, applies to all entities with available-for-sale and trading securities. Under SFAS No. 115, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 115 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Transcept chose not to elect the fair value option for its financial assets and liabilities existing at January 1, 2008. Therefore, the adoption of SFAS No. 115 had no impact on the Transcept results of operations and financial position.

Effective January 1, 2008, Transcept adopted SFAS No. 157, Fair Value Measurements, or SFAS No. 157, for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157 for financial assets and liabilities and any other assets and liabilities carried at fair value did not have a material effect on the Transcept results of operations and financial position. Transcept is currently evaluating the effect that the adoption of SFAS No. 157 for nonfinancial assets and liabilities will have on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS No. 141R. SFAS No. 141R amends SFAS No. 141, Business Combinations , and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. This statement is effective for the Transcept fiscal year beginning January 1, 2009. Transcept is currently evaluating the impact of adopting SFAS No. 141R on its financial position, cash flows, or results of operations, but the impact will be limited to any future acquisitions beginning in fiscal 2009.

Off-Balance Sheet Arrangements

Since inception, Transcept has not engaged in any off-balance sheet financing activities, including the use of structured finance, special purpose entities or variable interest entities.

Inflation

Transcept does not believe that inflation has had a significant impact on its results of operations since inception.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT TRANSCEPT MARKET RISK

The exposure of Transcept to market risk is confined to cash, cash equivalents and marketable securities which have contractual maturities of eighteen months or less, bear interest rates at fixed rates and are denominated in, and pay interest in, U.S. dollars. The goals of the Transcept investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. Transcept also seeks to maximize income from investments without assuming significant risk. Investments are classified as available-for-sale. Transcept does not use derivative financial instruments in its investment portfolio. To achieve its goals, Transcept invests excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying investments among a variety of high credit-quality issuers, including U.S. government agencies, commercial paper, corporate bonds and money market funds. The portfolio includes marketable securities with active secondary or resale markets to ensure portfolio liquidity, and Transcept regularly reviews its portfolio against its policy. Because of the relatively short-term maturities of its investments, Transcept believes that an increase of 10% in market rates would not have a significant impact on the value of its investment portfolio.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Novacea

Pursuant to the merger agreement, all of the current executive officers of Novacea will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The Novacea board of directors is currently composed of eight directors. Following the merger, the board of directors will be composed of ten directors, six from Transcept, three from Novacea and one additional director designated by Novacea.

Following the merger, the management team of the combined company is expected to be composed of the management team of Transcept. The following table lists the names and ages as of September 30, 2008 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position
Executive Officers and Directors
Glenn A. Oclassen	65	President and Chief Executive Officer, Director
Thomas P. Soloway	41	Senior Vice President, Operations and Chief Financial Officer
Susan L. Koppy	47	Vice President, Corporate Development
Terrence O. Moore	54	Vice President, Marketing & Sales
Nikhilesh N. Singh, Ph.D.	50	Senior Vice President, Chief Scientific Officer
Marilyn E. Wortzman	61	Vice President, Finance
Christopher B. Ehrlich	38	Director
Thomas D. Kiley	65	Director
Kathleen D. LaPorte	47	Director
Jake R. Nunn	38	Director
G. Kirk Raab	73	Chairman of the Board of Directors
Frederick J. Ruegsegger	53	Director
Camille D. Samuels	37	Director
Daniel K. Turner III	47	Director
John P. Walker	60	Director

Glenn A. Oclassen. Mr. Oclassen has served as the President and Chief Executive Officer of Transcept and as a member of the Transcept board of directors since July 2003. Prior to co-founding Transcept, from 1997 to 1999, he was the President and Chief Executive Officer of NextDerm Inc., a dermatology company founded by Mr. Oclassen that was acquired in 1999 by Procyte Corp. From 1986 to 1992, Mr. Oclassen was the Founder, President and Chief Executive Officer of Oclassen Pharmaceuticals, Inc., a dermatologic drug development and marketing company. He served as Chairman from 1992 to February 1997, at which time the company was acquired by Watson Pharmaceuticals, Inc. Mr. Oclassen holds a B.S. in zoology from San Diego State University.

Thomas P. Soloway. Mr. Soloway has served as the Chief Financial Officer of Transcept since July 2003, and as the Senior Vice President, Operations and Chief Financial Officer since November 2005. Prior to joining Transcept, from 1993 to 2002, Mr. Soloway worked with Montreux Equity Partners, a venture capital firm, in the development, structuring and financing of early stage biotechnology companies. Mr. Soloway holds a B.S. in Entrepreneurial Studies from the University of Southern California and an M.B.A. from Georgetown University.

Susan L. Koppy. Ms. Koppy has served as the Vice President, Corporate Development of Transcept since June 2008. Prior to joining Transcept, from 2006 to 2007, Ms. Koppy was the Senior Vice President, Business

and Corporate Development at Idenix Pharmaceuticals, Inc., a biopharmaceutical discovery and development company. From 2004 to 2005, Ms. Koppy was the Vice President of Strategy and Business Development at Applied Biosystems, Inc., a life sciences research tools producer. From 2000 to 2004, Ms. Koppy held various senior marketing positions and was appointed Director of Business Development at Novartis Pharmaceuticals Corporation, a pharmaceuticals manufacturer. Ms. Koppy holds a B.S. in Genetics and Cell Biology from the University of Minnesota.

Terrence O. Moore. Mr. Moore has served as the Vice President, Marketing and Sales of Transcept since June 2008. Prior to joining Transcept, from October 2005 to June 2008, Mr. Moore was Vice President of the neuroscience therapeutic area of Organon Biosciences, a biotechnology company acquired by Schering-Plough in 2007. From June 2003 to October 2005, Mr. Moore was Vice President, U.S. Marketing, Effexor XR® as well as Vice President, Global Strategy, Depression Portfolio for Wyeth, a pharmaceuticals and health care products company. Mr. Moore holds a B.S. in Pharmacy from the University of Florida and a B.A. in Chemistry from the University of South Florida.

Nikhilesh N. Singh, Ph.D. Dr. Singh has served as Senior Vice President, Chief Scientific Officer of Transcept since January 2007, and previously served as Vice President and Chief Scientific Officer from July 2003 to December 2006 and as a member of the Transcept board of directors from July 2003 to November 2005. Prior to co-founding Transcept, Dr. Singh served in various roles relating to the development, commercialization and marketing of pharmaceutical products at Procter & Gamble Co., a manufacturer of consumer goods and pharmaceuticals, from August 1987 until June 1995, G. D. Searle & Co., a life sciences company that is currently part of Pfizer Incorporated, from July 1995 until December 1998, and Watson Pharmaceuticals Inc., a pharmaceuticals manufacturer, from January 1999 until October 2001. Dr. Singh holds a B.S. and M.S. in Pharmacy from the University of Bombay, India, and a Ph.D. in Pharmaceutical Sciences from the University of Alberta, Canada.

Marilyn E. Wortzman. Ms. Wortzman has served as the Vice President, Finance of Transcept since March 2007. From June 2006 to March 2007, she served as a consultant to Transcept. Prior to joining Transcept, from April 1997 to April 2006, Ms. Wortzman served in various financial management positions at Onyx Pharmaceuticals, Inc., a biopharmaceutical company, most recently as the Vice President, Finance and Administration. Ms. Wortzman holds a B.A. in Political Science from Syracuse University. Ms. Wortzman is also a Certified Public Accountant.

Christopher B. Ehrlich. Mr. Ehrlich has been a member of the Transcept board of directors since October 2005. He is currently a managing director at InterWest Partners, LLC, a venture capital firm, which he joined in August 2000. Prior to joining InterWest, from 1998 to 2000, Mr. Ehrlich was the Director of Licensing and Business Development at Purdue Pharma, a pharmaceutical company. Mr. Ehrlich is also a director of BioMimetic Therapeutics, Inc., a publicly-held biotechnology company. Mr. Ehrlich holds a B.A. in government from Dartmouth College and an M.B.A. from the J.L. Kellogg Graduate School of Management.

Thomas D. Kiley, Esq. Mr. Kiley has been a member of the Transcept board of directors since January 2004. Since 1998 he has been an attorney, consultant and investor. From 1980 to 1988, he was an officer of Genentech, Inc., a biotechnology company, serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. Mr. Kiley is also a director of Geron Corporation, a publicly-held biopharmaceutical company. Mr. Kiley holds a B.S. in Chemical Engineering from Pennsylvania State University and a J.D. from George Washington University.

Kathleen D. LaPorte. Ms. LaPorte has been a member of the Transcept board of directors since October 2005, other than the period of September 3, 2008 to October 2, 2008, when she was not serving on the Transcept board. She is currently a managing director of New Leaf Venture Partners, a venture capital firm, which she joined in July 2005. Prior to that, from 1993 to July 2005, Ms. LaPorte was a general partner with Credit Suisse Securities LLC and the Sprout Group. Ms. LaPorte is also a director of Affymax, Inc., a publicly-held biopharmaceutical company, and ISTA Pharmaceuticals, a publicly-held ophthalmic pharmaceutical company. Ms. LaPorte holds a B.S. from Yale University and an M.B.A. from the Stanford University Graduate School of Business.

Jake R. Nunn. Mr. Nunn is proposed to be a director of the combined company upon consummation of the merger between Transcept and Novacea. Mr. Nunn has been a partner at New Enterprise Associates, a venture capital firm, since June 2006. From January 2001 to June 2006, he was a partner and analyst for the MPM BioEquities Fund, a public life sciences fund at MPM Capital, a venture capital firm. Mr. Nunn holds a B.A. in economics from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business. Mr. Nunn holds the Chartered Financial Analyst designation and is a member of the CFA Society of San Francisco.

G. Kirk Raab. Mr. Raab has been a member of the Transcept board of directors since October 2003, serving as Chairman of the Board of Directors since November 2005. From 1985 to 1995, Mr. Raab served variously as President, Chief Operating Officer, Director and Chief Executive Officer of Genentech, Inc., a biotechnology company. From 1981 to 1985, Mr. Raab served as President, Chief Operating Officer and a Director of Abbott Laboratories, a biopharmaceutical company. Since 1995, Mr. Raab has been involved with over 15 public and privately held biotechnology companies, serving as Chairman of the Board of Directors for many of them. Mr. Raab holds a B.A. in political science from Colgate University and is a Trustee Emeritus.

Frederick J. Ruegsegger. Mr. Ruegsegger has been a member of the Novacea board of directors since February 2008. Mr. Ruegsegger has served as chief financial officer of Sterigenics International, Inc., a sterilization technology company, since June 2004. Prior to that, Mr. Ruegsegger served as chief financial officer and chief of staff of Sterigenics’ former parent company, Ion Beam Applications, from May 2002 to June 2004. From October 2000 to May 2002, Mr. Ruegsegger provided financial and general management services, generally as a consultant, to a variety of companies including CentPharm, LLC and Phaethon Communications. Mr. Ruegsegger holds a B.S. in Economics from the University of Illinois and an M.A. in Management from Northwestern University.

Camille D. Samuels. Ms. Samuels has been a member of the Novacea board of directors since October 2002. Ms. Samuels is currently a managing director of Versant Ventures, a venture capital firm, which she joined in March 2000. Prior to joining Versant Ventures, Ms. Samuels held business development positions at several biotechnology companies, including, from 1998 to 2000, Director of Business Development at Tularik Inc., a biotechnology company acquired by Amgen Inc. in 2004. Ms. Samuels holds a B.A. in biology from Duke University and an M.B.A. from the Harvard Business School.

Daniel K. Turner III. Mr. Turner has been a member of the Transcept board of directors since July 2003. He is currently a managing member of Montreux Equity Partners, a venture capital firm, which he joined in February 1993. From 1990 to 1993, Mr. Turner was an investment manager at Berkeley International, a private equity firm. From 1986 to 1990, he served as Chief Financial Officer of Oclassen Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1986, he served as a senior consultant at Price Waterhouse, a public accounting firm. Mr. Turner is also a director of Orexigen Therapeutics, a publicly-held biopharmaceutical company. Mr. Turner holds a B.S. in business administration and accounting from California State University, Sacramento and attended the M.B.A. program at the Haas School of Business at the University of California, Berkeley. Mr. Turner is also a Certified Public Accountant.

John P. Walker. Mr. Walker has been a member of the Novacea board of directors since April 2006, serving as Chairman of the Board of Directors since July 2006. Mr. Walker has also served as the Chief Executive Officer of Novacea since September 2007, and served as interim Chief Executive Officer of Novacea from December 2006 to September 2007. Since 2001, Mr. Walker has served in various roles, acting principally as a consultant, including: Interim Chief Executive Officer of KAI Pharmaceuticals, a biopharmaceutical company, Chairman and Interim Chief Executive Officer at Guava Technologies, a biotechnology company, Chairman and Chief Executive Officer of Bayhill Therapeutics, a biopharmaceutical company, and Chairman and Interim Chief Executive Officer of Centaur, Inc., a biopharmaceutical company. From 1993 to 2001, Mr. Walker was Chairman, Chief Executive Officer and a director of AXYS Pharmaceuticals Inc., a pharmaceuticals company, and its predecessor, Arris Pharmaceutical Corporation. Mr. Walker is also a director of Geron Corporation, a publicly-held biopharmaceutical company, Affymax Inc., a publicly-held biopharmaceutical company and Evotec AG, a publicly-held biopharmaceutical company. Mr. Walker holds a B.A. from the State University of New York at Buffalo and is a graduate of the Advanced Executive Program at J.L. Kellogg Graduate School of Management at Northwestern University.

Composition of the Board of Directors

The board of directors of Novacea is currently comprised of eight directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the board of directors will remain in place for the combined company board of directors following completion of the merger. At the most recent Annual Meeting of Stockholders of Novacea held in 2008, Class II directors were elected. As a result, the term of the Class II directors of the combined company will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders in 2011, with the terms of the Class I directors and Class III directors expiring upon the election and qualification of successor directors at the Annual Meetings of Stockholders to be held in 2010 and 2009, respectively.

The director classes for Novacea are currently as follows:

•	Class I directors: Judith A. Hemberger, Camille D. Samuels and Frederick J. Ruegsegger;

•	Class II directors: James Healy and John P. Walker; and

•	Class III directors: Daniel Bradbury, Michael Raab and Eckard Weber.

Subject to approval by each of the boards of directors of Transcept and Novacea, following the merger, the combined company is expected to initially have a 10 member board of directors, comprised of three individuals from the Novacea board of directors, Frederick J. Ruegsegger, Camille D. Samuels and John P. Walker, one designee of the Novacea board of directors, Jake R. Nunn, and six individuals who are currently members of the Transcept board of directors, G. Kirk Raab, who shall serve as chairman, Christopher D. Erlich, Thomas D. Kiley, Kathleen D. LaPorte, Glenn A. Oclassen and Daniel K. Turner III. It is anticipated that these directors will be appointed to the three staggered director classes of the combined company board of directors as follows:

•	Class I directors (expiring in 2010): Christopher B. Ehrlich, Kathleen D. LaPorte, Camille D. Samuels and Frederick J. Ruegsegger;

•	Class II directors (expiring in 2011): Jake R. Nunn, Daniel K. Turner III and John P. Walker; and

•	Class III directors (expiring in 2009): Thomas D. Kiley, Glenn A. Oclassen and G. Kirk Raab.

It is expected that the combined company will be obligated to nominate for re-election to the board of directors of the combined company each of Mr. Ruegsegger and Ms. Samuels as a Class I director at the annual stockholders meeting of the combined company in 2010.

The amended and restated certificate of incorporation and bylaws of Novacea provide that the number of directors shall be fixed from time to time by a resolution of the majority of the board of directors. These provisions will remain in effect after completion of the merger. Each officer serves at the discretion of the board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the current Novacea directors and executive officers, and there are no family relationships among any of the proposed combined company directors and executive officers.

The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Novacea, or, following the completion of the merger, the combined company.

Director Independence

Of the eight current members of the Novacea board of directors, six have been determined to be independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC.

Of the 10 members of the combined company board of directors that will be appointed in connection with the completion of the merger, seven have been determined to be independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC.

Committees of the Board of Directors

The Novacea board of directors currently has, and after completion of the merger the combined company will have, an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The Novacea audit committee oversees corporate accounting and financial reporting processes and assists the board of directors in monitoring the Novacea financial systems and its legal and regulatory compliance. The Novacea audit committee also:

•	oversees the work of the independent auditors;

•	approves the hiring, discharging and compensation of the independent auditors;

•	approves engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviews the qualifications and independence of the independent auditors;

•	monitors the rotation of partners of the independent auditors on the engagement team as required by law;

•	reviews the financial statements and critical accounting policies and estimates;

•	reviews the adequacy and effectiveness of internal controls; and

•	reviews and discusses with management and the independent auditors the results of the annual audit, quarterly financial statements, and publicly filed reports.

The combined company audit committee is expected to retain these duties and responsibilities after completion of the merger.

The members of the Novacea audit committee are James I. Healy, Frederick J. Ruegsegger and Camille D. Samuels. Frederick J. Ruegsegger is the chairman of the audit committee and its financial expert under the rules of the Securities and Exchange Commission, or SEC. The Novacea board of directors has concluded that the composition of the Novacea audit committee meets the requirements for independence under the rules and regulations of the NASDAQ Stock Market LLC and SEC. Novacea believes that the functioning of its audit committee complies with the applicable requirements of the rules and regulations of the NASDAQ Stock Market LLC and SEC.

Following completion of the merger, the members of the combined company audit committee are expected to be Frederick J. Ruegsegger, Christopher B. Ehrlich and Kathleen D. LaPorte. Mr. Ruegsegger is expected to be the chairman of the combined company audit committee and its financial expert under the rules of the SEC. The Novacea and Transcept boards of directors have concluded that the composition of the combined company audit committee meets the requirements for independence under the rules and regulations of the NASDAQ Stock Market LLC and SEC. Novacea and Transcept believe that, after completion of the merger, the functioning of the combined company audit committee will comply with the applicable requirements of the rules and regulations of the NASDAQ Stock Market LLC and SEC.

Compensation Committee

The Novacea compensation committee oversees corporate compensation programs. The compensation committee also:

•	reviews and recommends policy relating to compensation and benefits of officers and employees;

•	reviews and approves corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluates the performance of officers in light of established goals and objectives;

•	sets compensation of officers based on the compensation committee’s evaluations;

•	administers the issuance of stock options and other awards under Novacea stock plans; and

•	reviews and evaluates its own performance and that of its members, including compliance with its committee charter.

The combined company compensation committee is expected to retain these duties and responsibilities following completion of the merger.

The members of the Novacea compensation committee are Daniel Bradbury, Judith Hemberger and Michael Raab. Daniel Bradbury is the chairman of the compensation committee. The Novacea board of directors has determined that each member of its compensation committee is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC. Novacea believes that the composition of its compensation committee meets the requirements for independence under, and the functioning of its compensation committee complies with, any applicable requirements of the rules and regulations of the NASDAQ Stock Market LLC and SEC.

Following completion of the merger, the members of the combined company compensation committee are expected to be Christopher B. Ehrlich, Camille D. Samuels and Daniel K. Turner III. Daniel K. Turner III is expected to be the chairman of the combined company compensation committee. The Novacea and Transcept boards of directors have determined that each member of the combined company compensation committee is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC. Novacea and Transcept believe that, after the completion of the merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with, any applicable requirements of the rules and regulations of the NASDAQ Stock Market LLC and SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists the Novacea board of directors in ensuring that it is properly constituted and conducts itself appropriately in carrying out its duties and meeting its fiduciary obligations, and that Novacea has and follows appropriate corporate governance standards. The nominating and corporate governance committee also:

•	develops and recommends to the board of directors the governance principles applicable to Novacea;

•	oversees the evaluation of the board of directors and management;

•	recommends director nominees for each committee of the boards of directors;

•	assists the board of directors in identifying prospective director nominees and determines the director nominees for election at the Annual Meeting of Stockholders; and

•	monitors and reviews compliance with the Code of Business Conduct and Ethics, which is applicable to directors, officers and employees.

The combined company nominating and corporate governance committee is expected to retain these duties and responsibilities following completion of the merger.

The members of the Novacea nominating and corporate governance committee are Daniel Bradbury, Michael Raab and Camille D. Samuels. Ms. Samuels is the chairman of the nominating and corporate governance committee. The Novacea board of directors has determined that each member of its nominating and corporate governance committee is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC.

Following completion of the merger, the members of the combined company nominating and corporate governance committee are expected to be Thomas D. Kiley, Jake R. Nunn and Daniel K. Turner III. Thomas D. Kiley is expected be the chairman of the combined company nominating and corporate governance committee. The Novacea and Transcept boards of directors have determined that each member of the combined company nominating and corporate governance committee is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC.

The board of directors of Novacea or, following the merger, the combined company may from time to time establish other committees.

Director Compensation

Novacea reimburses non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or any committee of the board of directors. Non-employee directors also receive:

•	$40,000 per year for service as a board member;

•	$60,000 per year for service as lead director of the board;

•	$15,000 per year for service as chairperson of the audit committee;

•	$10,000 per year for service as chairperson of the compensation committee;

•	$5,000 per year for service as chairperson of the nominating committee;

•	$8,000 per year for service as a member of the audit committee;

•	$6,000 per year for service as a member of the compensation committee; and

•	$3,000 per year for service as a member of the nominating committee.

No director who serves as an employee of Novacea receives compensation for services rendered as a director.

Pursuant to the Amended and Restated Independent Director Equity Compensation Policy of Novacea, non-employee directors are granted the following initial and annual, automatic, non-discretionary nonqualified stock options to purchase shares of common stock:

•

Each new non-employee director receives an automatic grant for an option to purchase 50,000 shares of common stock as of the date he or she first becomes a non-employee director. This option vests in equal monthly installments over four years.

•

A non-employee director who is first appointed chairman of the board receives an automatic grant of an option to purchase 50,000 shares. This option vests in equal monthly installments over four years. Effective January 1, 2008, such policy was amended to provide that a non-employee director who is first appointed “Lead Independent Director” will automatically be granted an option to purchase 30,000 shares, which vest in equal monthly installments over four years.

•

On the date of the first regularly scheduled compensation committee of each year, each individual who continues to serve as a non-employee director on such date receives an automatic option grant to purchase 12,500 shares of common stock. This option vests in equal monthly installments over 12 months following the date of grant. Effective January 1, 2008, the size of this annual option grant was increased to 20,000 shares.

•

On the date of the first regularly scheduled compensation committee of each year, each non-employee director serving as chairman of the board who continues to serve as chairman on such date receives an automatic option grant to purchase 25,000 shares of common stock. This option vests in equal monthly installments over 12 months following the date of grant. Effective January 1, 2008, such policy was amended to provide that a director who continued to serve as a Lead Independent Director would receive an automatic option grant to purchase 30,000 shares common stock.

The exercise price of each option granted to a non-employee director is equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The Amended and Restated Independent Director Equity Compensation Policy of Novacea provides that an optionee has a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement provided the director has reached the age of 62, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to non-employee directors pursuant to the Amended and Restated Independent Director Equity Compensation Policy and under the 2001 Stock Option Plan of Novacea will fully vest and become immediately exercisable upon a change in control of the company. In addition, options held by any director who retires while serving as a member of the board after reaching the age of 62 will fully vest and become immediately exercisable upon such director’s retirement under the Amended and Restated Independent Director Equity Compensation Policy of Novacea.

It is currently expected that the cash non-employee director compensation policies set forth above, as well as the equity non-employee director compensation policies set forth in the Novacea Amended and Restated Independent Director Equity Compensation Policy, will be reviewed by the combined company following completion of the merger and may be subject to change. In this regard, Transcept recently engaged Compensia Inc., an independent executive and director compensation firm, to review and make recommendations with respect to the combined company’s director compensation policies.

Director Compensation Table: Combined Company Directors from Novacea

The table that follows sets forth a summary of the compensation paid in 2007 to non-employee directors of Novacea that are proposed to be continuing directors of the combined company following consummation of the merger. Mr. Ruegsegger did not receive any compensation in 2007.

Name	Fees Earned or Paid in Cash(1)	Option Awards ($)(2)	Total
Camille D. Samuels	$43,000	$62,867	$105,867

(1)

During 2007, each member of the Novacea board of directors earned the following compensation for board services, as applicable: $30,000 per year for service as a board member; $72,000 per year for service as executive chairperson of the board; $15,000 per year for service as chairperson for the audit committee, $10,000 per year for service as chairperson of the compensation committee, and $5,000 per year for service as chairperson of the nominating committee; and $8,000 per year for service as a member of the audit committee, $6,000 per year for service as a member of the compensation committee, and $3,000 per year for service as a member of the nominating committee.

(2)	These amounts reflect expense recognized by Novacea in 2007 for a portion of the current and prior year option awards to our directors. Reference is made to Note 7 “Convertible Preferred Stock and Stockholders’ Equity—Stock-based Compensation” in the Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005 included elsewhere in this filing, which identifies assumptions made in the valuation of option awards granted prior and after January 1, 2006 in accordance with the Accounting Principles Board, Opinion No. 25, Accounting for Stock Issued to Employees, and Statement of Financial Accounting Standards, or SFAS No. 123R, Share-Based Payment, respectively. Novacea stock-based compensation expense recognized under SFAS No. 123R reflects an estimated forfeiture rate of approximately 12.6% in 2007. The values recognized in the “Option Awards” column above do not reflect such expected forfeitures. As of December 31, 2007, each non-employee director had the following aggregate number of shares subject to her outstanding options: Ms. Samuels, 68,213 shares.

Director Compensation Table: Combined Company Directors from Transcept

The table that follows sets forth a summary of the compensation paid in 2007 to non-employee directors of Transcept that are proposed to be continuing directors of the combined company following consummation of the merger. Neither Mr. Ehrlich, Ms. LaPorte nor Mr. Turner received any compensation in 2007.

Name	Option Awards($)(1)		All Other Compensation(2)		Total
Thomas D. Kiley	$19,160	(3)	$50,000	(4)	$69,160
G. Kirk Raab	40,567	(5)	187,500	(6)	228,067

(1)	Amounts reflect stock-based compensation in 2007 related to the fair value of stock options, calculated in accordance with SFAS No. 123R, but excluding any estimate of future forfeitures. See Note 9 of “Notes to the Financial Statements—Stockholders’ Equity (Net Capital Deficiency)” of the Transcept financial statements included elsewhere in this proxy statement/prospectus/information statement.
(2)	Does not include reimbursement of airplane and other travel expenses to and from meetings of the board of directors and committees of the board of directors.
(3)	Reflects a grant on April 4, 2007 of an option to purchase 82,891 shares of Transcept common stock at an exercise price of $0.25 per share and a grant on August 22, 2007 of an option to purchase 100,000 shares of Transcept common stock at an exercise price of $0.30 per share. The grant date fair value of these options was $36,472 and $42,000, respectively determined in accordance with SFAS No. 123R. See Note 9 of “Notes to the Financial Statements-Stockholders’ Equity (Net Capital Deficiency)” of the Transcept financial statements included elsewhere in this proxy statement/prospectus/information statement. As of December 31, 2007, Mr. Kiley had exercised all shares subject to outstanding options.
(4)	Reflects compensation paid in the amount of $50,000 under a consulting agreement between Mr. Kiley and Transcept.
(5)	Reflects a grant on April 4, 2007 to purchase 309,839 shares of Transcept common stock at an exercise price of $0.25 per share having a grant date fair value of $136,329 determined in accordance with SFAS No. 123R. See Note 9 of “Notes to the Financial Statements-Stockholders’ Equity (Net Capital Deficiency)” of the Transcept financial statements included elsewhere in this proxy statement/prospectus/information statement. As of December 31, 2007, Mr. Raab had exercised all shares subject to outstanding options.
(6)	Reflects compensation paid in the amount of $150,000 under a consulting agreement between Mr. Raab and Transcept, and a bonus payment in the amount of $37,500 paid on February 13, 2008. The bonus payment was determined by the Transcept board of directors based on Mr. Raab’s service as non-executive Chairman of the Transcept board of directors after consideration of executive officer annual incentive bonuses and the achievement of 2007 milestones described below under “Compensation Discussion and Analysis-Elements of Executive Compensation-Incentive Bonus Program.” Mr. Raab was not present at the time the compensation committee decided to recommend his bonus to the board of directors.

Compensation Committee Interlocks and Insider Particpation

The combined company’s compensation committee is expected to consist of Christopher B. Ehrlich, Camille D. Samuels and Daniel K. Turner III. Mr. Turner is expected be the chairman of the compensation committee. Each member of the compensation committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act. None of the proposed combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the merger.

Executive Compensation

Compensation Discussion and Analysis

Overview

Transcept seeks to have a compensation program that supports a team ethic among its management, fairly rewards executives for corporate performance and that provides incentives for executives to meet or exceed short and long term goals. Historically, the primary components of the Transcept compensation program have been base salary, an annual incentive bonus plan, and stock option awards. In addition, Transcept provides executive officers with other benefits that are available generally to all salaried employees. The compensation committee of the Transcept board of directors has been responsible for evaluating the compensation of executive officers and making recommendations to the board of directors for final approval. After completion of the transactions between Transcept and Novacea, the compensation committee of the combined entity’s board of directors is expected to approve all compensation for executive officers, including the chief executive officer.

Objectives and Principles of Transcept Executive Compensation

The principal objectives of the Transcept compensation and benefits programs for executive officers are to attract and retain senior executive management, to motivate their performance toward defined corporate goals, and to align their long-term interests with those of Transcept stockholders. For fiscal year 2007, the Transcept named executive officers were Glenn A. Oclassen, President and Chief Executive Officer, Thomas P. Soloway, Senior Vice President, Operations and Chief Financial Officer, Nikhilesh N. Singh, Senior Vice President, Chief Scientific Officer and Murray Maytom, Chief Medical Officer. In July 2008, Dr. Maytom resigned from Transcept.

Transcept believes that executive compensation should be directly linked to company performance. The Transcept compensation program is designed so that a significant portion of the potential compensation of all executive officers is contingent on the achievement of Transcept business objectives. In rewarding performance, Transcept seeks to incent both short and long term performance. Transcept expects its executive leadership to manage the company toward achievement of annual goals while at the same time positioning it to achieve longer term strategic objectives. Short term elements of compensation include annual base salary and incentive bonuses under an annual cash bonus program with payouts based primarily on achieving corporate performance objectives and secondarily on individual performance assessments. Long term compensation elements have historically been limited to restricted stock or stock options with multi-year vesting designed to retain executives and align their long term interests with those of Transcept stockholders.

Transcept believes that hiring and retaining well performing executives is important to its ongoing success. Historically, the compensation committee has not attempted to benchmark executive compensation against any particular indices or salary surveys although the committee has reviewed generally available surveys on executive compensation. While occasional review of market surveys has been considered helpful, the compensation committee has historically placed substantially greater weight on internal considerations than on position-specific pay differences found in the market.

Except as described below, neither the Transcept board of directors nor its compensation committee has adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation, among different forms of non-cash compensation or with respect to long and short term performance. The determination of the board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation has been historically subjective, based on its view of the relative importance of each component in meeting overall Transcept objectives and factors relevant to the individual executive.

Historically, the Transcept board of directors focused significantly on the affordability of Transcept compensation arrangements. As a result, when weighting forms of compensation, the board of directors and the compensation committee placed a greater emphasis on non-cash equity incentive compensation, particularly stock option awards. Prior to fiscal year 2007, for example, Transcept did not maintain any cash incentive or similar bonus programs. At the end of calendar year 2006, Transcept had just successfully completed its first Phase 3 trial of Intermezzo®. With this milestone event, the board of directors determined that the Transcept business was of sufficient maturity to re-evaluate executive base salary levels, as well as permit Transcept to establish a cash bonus plan for fiscal year 2007.

As a publicly held company, Transcept expects to periodically engage the services of a compensation consultant to assist in further aligning the Transcept compensation philosophy with Transcept corporate objectives. In September 2008 and as described below, after the execution of the merger agreement with Novacea, the Transcept compensation committee engaged Compensia, Inc., an independent executive compensation consultant, to review the executive compensation policies of Transcept as well as its levels and types of compensation. In order to attract and retain key executives, the Transcept compensation committee believes it may be required to modify individual executive compensation levels to remain competitive in the market for such positions.

Compensation Process and Compensation Committee

For 2007 and through September 2008, the Transcept compensation committee consisted of G. Kirk Raab as Chairman, Daniel K. Turner III, Christopher B. Ehrlich and Kathleen D. LaPorte. For a brief period during August and September 2008, however, Ms. LaPorte was not a director of Transcept or a member of the compensation committee. After completion of the merger with Novacea, the compensation committee of the combined entity is expected to consist of Mr. Turner as Chairman and Mr. Ehrlich as well as Camille D. Samuels, who is currently a director of Novacea. Each of these individuals is considered an independent director under the rules of the NASDAQ Stock Market LLC and a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Historically, the Transcept compensation committee made recommendations to the board of directors regarding compensation structure, goals and individual compensation levels of executive officers, and the recommendations were considered for approval by the members of the board of directors. Going forward, Transcept expects the compensation committee to make all final determinations relating to compensation for executive officers after consultation with other independent directors.

The compensation committee made its historic compensation recommendations based on input from Mr. Oclassen, the President and Chief Executive Officer, and the judgment of its members based on their tenure and industry experience. Historically, the Transcept annual compensation review process has been initiated by Mr. Oclassen, who performed a review of the performance of each executive officer in the prior year and formulated proposals regarding the elements of compensation, corporate goals and individual performance objectives and compensation levels for executive officers, other than himself. Mr. Oclassen’s proposals for the elements of compensation, corporate goals, individual performance objectives and compensation levels have been typically based on discussions with and directions from members of the compensation committee. In making compensation determinations, the compensation committee considered, among other factors, the achievement of

Transcept corporate objectives, relative internal parity among executive officers, the industry experience of members of the compensation committee and Mr. Oclassen, the ability of Transcept to afford certain levels of compensation, and market salary surveys. In particular, for 2007, the board and compensation committee reviewed survey data from the 2007 Radford Biotechnology Survey by Aon Consulting, which provides executive compensation survey data for participating public and private companies in the life sciences sector. Although the compensation committee reviewed the data provided by the Radford survey, it did not benchmark or tie compensation levels for Transcept executive officers to any particular compensation level provided by the companies included in the survey. Although the committee found the comparative data provided by the survey informative for comparative purposes, factors such as the affordability of compensation, the industry experience of Transcept directors with life sciences companies in the San Francisco Bay area, and the relative stage of Transcept business development had a substantially greater influence on final compensation decisions.

Mr. Oclassen has not and will not prepare proposals or advise the compensation committee on his own compensation. Compensation levels for Mr. Oclassen were recommended by the compensation committee based on the committee’s assessment of overall Transcept corporate performance and Mr. Oclassen’s contribution to that performance. Mr. Oclassen has not and will not participate in compensation committee or board of directors deliberations regarding his own compensation. As with other members of the Transcept executive team, the compensation committee’s historic determinations of Mr. Oclassen’s compensation were based on achievement of Transcept corporate objectives and compensation levels of other members of the executive team, the industry experience of members of the compensation committee and Transcept directors, the ability of Transcept to afford certain levels of compensation and market compensation surveys.

In September 2008, the compensation committee engaged Compensia to advise it on developing an executive compensation strategy to help transition Transcept from a privately-held to a publicly-held company and on matters relating to board of directors and executive compensation plans as a whole. Compensia reviewed the 2008 compensation philosophy and compensation levels for Transcept and provided preliminary advice regarding the suitability of the executive compensation structure for a company at the stage of development of Transcept and the impact the structure is likely to have on executive performance and ability to attract executive talent. Compensia is currently completing its evaluation of Transcept executive compensation practices, and the compensation committee could change executive compensation in the future based on this input. The preliminary review prepared by Compensia indicated that cash compensation of Transcept executive officers was generally competitive although below the mean for comparable public companies. The Transcept compensation committee continues to work with Compensia as part of its overall evaluation of Transcept executive compensation but has not yet reached any conclusions. Compensia has not assessed the value of the equity incentive component of Transcept executive compensation because of the inherent difficulties in valuing equity incentives in a private company, but the compensation committee expects additional input from Compensia on this component if the merger is completed and Transcept becomes a public company. In connection with its continuing evaluation, Compensia compared Transcept compensation levels to a group of peer companies consisting of the following:

• Acadia Pharmaceuticals, Inc.	• Alexza Pharmaceuticals, Inc.
• ARYx Therapeutics, Inc.	• Biodel, Inc.
• Cadence Pharmaceuticals, Inc.	• Jazz Pharmaceuticals, Inc.
• MAP Pharmaceuticals, Inc.	• Neurocrine Biosciences, Inc.
• NeurogesX, Inc.	• Orexigen Therapeutics, Inc.
• Somaxon Pharmaceuticals, Inc.	• Trubion Pharmaceuticals, Inc.
• Vanda Pharmaceuticals, Inc.

Elements of Executive Compensation

The Transcept executive compensation program consists of three main elements: base salary, an annual incentive bonus program, and stock option awards. The following is a discussion of each element.

Base Salary.

In late 2007, the Transcept board of directors and compensation committee completed a review of Transcept executive compensation. At that time, Transcept had recently completed its first Phase 3 trial of Intermezzo®, and the board of directors determined that the Transcept business was of sufficient maturity to re-evaluate executive management base salary levels, and as discussed below, to establish a cash bonus program for fiscal year 2007. In December 2006, the compensation committee and the board of directors concluded that executive management base salaries should be adjusted to bring them in line with levels the compensation committee and board of directors believed to be appropriate for the life science industry in the San Francisco Bay Area, a market which they determined to be increasingly competitive for companies seeking qualified executives with industry experience. The compensation committee therefore recommended, and the board of directors approved, raises of 14% for Mr. Oclassen, President and Chief Executive Officer, 9% for Mr. Soloway, Senior Vice President, Operations and Chief Financial Officer, and 9% for Dr. Singh, Senior Vice President, Chief Scientific Officer. These salaries became effective in December 2006. Dr. Maytom had recently been hired and did not receive base pay increases in December 2006. The compensation committee and board of directors determined that a relatively larger percentage increase was appropriate for Mr. Oclassen given Mr. Oclassen’s unique role within Transcept as a chief executive officer, founder, and key-strategic decision-maker, his industry experience and skill-set, and the substantial competition for chief executive officers at similarly situated companies in the geographic and industry markets in which Transcept seeks executive officers.

In January 2008, the compensation committee reviewed 2008 base salaries in light of general market conditions in the San Francisco Bay Area life science industry. The compensation committee concluded that competition for executive talent remained strong as a result of the solid economic performance of the industry and the region overall, the continued high level of investment by venture capital firms in new and existing life science companies and the specialized skills and experiences required to manage life science companies. The compensation committee’s assessment of general market conditions in the life science industry, and the life science industry in the San Francisco Bay Area in particular, was based on the experience of the committee members who were and are actively involved in venture capital investing in the life sciences industry and San Francisco Bay Area. As described above, the compensation committee further reviewed Radford Biotechnology Survey data in making its base salary assessments. The compensation committee therefore recommended and the board of directors approved raises of 15% for Mr. Oclassen to $375,000, 5% for Dr. Singh to $255,000, 7% for Mr. Soloway to $256,000 and 10% for Dr. Maytom to $265,000. These salaries became effective in February 2008. Variances in the percentage increases among executive officers related principally to the committee’s conclusions about appropriate base salary levels in light of competitive factors for each position. As in 2007, the committee and board of directors determined that a larger increase was appropriate for Mr. Oclassen because of his unique skill set and contributions to strategic decision-making and corporate development at Transcept.

Incentive Bonus Program

In November 2006, the compensation committee and the board of directors established a bonus structure for the entire Transcept executive team, including all of the named executive officers. The philosophy employed was to incentivize executive officers to look beyond their individual departments and work with other executive officers to achieve overall Transcept corporate goals. The compensation committee set a bonus potential target of 25% of base salary for the entire executive team, but also retained discretion to change the bonus structure and the bonus payment amounts as it considered appropriate. The structure stated that 70% of an executive’s bonus would be dependent upon the company achieving agreed upon corporate goals, and the remaining 30% of an executive’s bonus would be determined in a discretionary fashion with Mr. Oclassen making a recommendation to the compensation committee for the discretionary portion for all officers other than himself. Mr. Oclassen’s performance for this purpose was evaluated by the compensation committee. The compensation committee and board of directors placed relatively greater weight on corporate objectives because of the significant importance of Intermezzo® product development to the success of Transcept. The committee also believed that effective cooperation from all functional areas within the Transcept organization would be necessary to advance Intermezzo® and, therefore, that it was appropriate to provide a substantial incentive for all executive officers toward common objectives. The compensation committee and board of directors agreed to the following six corporate goals relating primarily to clinical trial and development milestones, financing and pipeline development:

•	Completion of an equity financing transaction;

•	Initiation of patient enrollment in a Phase 3 home study for Intermezzo®;

•	Completion of patient enrollment in a Phase 3 home study for Intermezzo®;

•	Manufacture of Intermezzo® registration batch;

•	Favorable FDA determination regarding need for additional Phase 3 Intermezzo® studies; and

•	IND filing for an additional product candidate.

The compensation committee believed attaining these goals would take a high level of executive performance, particularly as they related to rapid completion of Phase 3 studies and the ability to raise financing in an increasingly difficult financing market, and that the goals would be challenging to achieve. Under the agreed upon bonus structure, the executive team would need to achieve at least 65% of corporate goals, based on average percentage completion of all such goals, for any bonus, team or individual, to be paid. The compensation committee retained discretion to determine the portion of the bonus that would be paid if the corporate goals were achieved at a level between 65% and 100%. The compensation committee also retained the discretion to change the bonus structure and the bonus payouts as it considered appropriate.

Performance bonuses for 2007 were paid in February 2008. At that time, the compensation committee and board of directors concluded that the 2007 corporate goals described above had been met at the 90% level. The committee determined that the goal relating to filing of an IND relating to a new product candidate, weighted at 10%, had not been achieved. Each executive officer therefore received a bonus based on corporate goal achievement equal to 25% of his or her respective base salary multiplied by 63% (the 70% amount of executive bonus tied to the achievement of corporate goals multiplied by the 90% achievement of those corporate goals). Cash bonuses paid for achievement of corporate goals were as follows: Mr. Oclassen, $51,188; Mr. Soloway, $37,800; Dr. Singh, $38,115; and Dr. Maytom, $37,800.

In February 2008, the compensation committee also considered and the board of directors approved payments of bonuses relating to the 30% of each executive’s bonus that was to be discretionarily determined. For executive officers other than himself, Mr. Oclassen made recommendations for this element of the bonus payment, and the committee and board of directors adopted his recommendations. Though Mr. Oclassen did not make a recommendation to the compensation committee regarding his own bonus, the compensation committee considered the achievement of the company toward its corporate goals, and recommended a bonus of $33,813 for his individual performance. This bonus payment was $9,438 above the $24,375 that would otherwise have been due to Mr. Oclassen based on the 30% allocation to the discretionary component because of the committee and board of directors’s determination that Transcept had exceeded expectations with regard to performance throughout the year, including the Series D Financing and the initiation and completion of a Phase 3 clinical trial ahead of schedule. With respect to the committee’s determination of Mr. Oclassen’s discretionary bonus and Mr. Oclassen’s recommendations concerning discretionary bonuses for other executive officers, the criteria evaluated were largely subjective, focusing on the committee’s view (and with respect to other executive officers, Mr. Oclassen’s view) of individual performance and Transcept budget requirements and resources. The committee again noted that management had achieved substantially all 2008 objectives and that with a small management team, each member had contributed to the achievement of these corporate goals. Due to Mr. Soloway’s performance in concluding a Series D Financing, the compensation committee recommended and the board of directors approved an $18,000 bonus for his individual performance. For his scientific, clinical and regulatory leadership, Dr. Singh was awarded a bonus of $18,150 for his individual performance. The compensation committee concluded that Dr. Maytom had achieved certain clinical development milestones and awarded him a bonus of $15,000 for his individual contributions.

In December 2007, because of the substantial progress in Intermezzo®, the compensation committee also recommended and the board of directors approved to pay each individual in Transcept, including executive officers, a $5,000 special bonus.

For incentive bonuses tied to 2008 performance, the compensation committee and board of directors have approved a similar bonus structure as they approved for 2007. In the 2008 bonus incentive plan, the percent of an executive’s individual bonus that is determined discretionarily was increased from 30% to 40%. This increase was made to allow for greater acknowledgment of individual contributions. All company executives with the exception of Mr. Oclassen remain at a 25% bonus target level, and Mr. Oclassen’s target level has been raised to 35%. For 2008, the board of directors, with the participation of the compensation committee and members of management, formulated seven new weighted corporate performance goals that were consistent with the maturation of the Intermezzo® development program and pre-commercialization activities planned by Transcept. Specifically, goals were related to the submission and acceptance of the Intermezzo® new drug application with the Food & Drug Administration, financing, intellectual property and pipeline development. The Transcept board of directors believes that these goals are attainable with a very high level of executive performance and that such goals will be challenging to achieve. By example, new drug application, or NDA, goals focused upon the timely and quality submission of the NDA by a team that had never before done so, and the intellectual property goals require working with a government agency to timely achieve certain intellectual property milestones.

Stock Option Awards.

Transcept believes that stock option awards are an effective means of aligning the interests of executives and stockholders, rewarding executives for achieving success over the long term and providing executives an incentive to remain with Transcept. Transcept grants options to new executives upon the commencement of their employment and historically has tied additional option grants to the timing of financing events and based upon overall corporate performance, individual performance and the executives’ existing option grants and equity holdings, including factors such as the total percentage of the company’s capital stock represented by those option grants and holdings and the extent to which these grants and holdings were then vested.

In April 2007, approximately two months after the close of the Transcept Series D Financing, the compensation committee considered the equity ownership of the executive officers in Transcept versus the committee members’ own sense of executive officer equity ownership based upon their experience investing in and serving of the boards of similar Bay Area life sciences companies, performance of the executive officers throughout 2006, and the committee’s desire to adequately retain and motivate executive officers. After review of these matters, the committee recommended and the board of directors approved the following stock option grants for its named executive officers; Mr. Oclassen, 1,161,240 shares subject to option; Mr. Soloway, 371,506 shares subject to option; Dr. Singh, 722,289 shares subject to option; and Dr. Maytom, 200,000 shares subject to option. The size of the individual option grants was determined principally on the compensation committee’s and board of directors’ views concerning appropriate equity ownership for various executive officers as compared to the outstanding Transcept capitalization. These option grants were approved after Transcept completed its Series D preferred stock financing, in which it raised $40 million, and were intended in part to address management dilution experienced as a result of the financing. All grants made to named executive officers in 2007 vested on a monthly basis over four years. Since that time, no equity grants have been made to the above listed executive officers. Throughout Transcept, the vesting schedule for all initial stock option grants includes a 25% cliff at one year, and equal monthly vesting thereafter over the next 36 months. Typically, after an initial stock option grant is made to any employee, subsequent option grants will vest in equal monthly installments over a total of 48 months. The compensation committee retains the discretion to grant additional options to executive officers as a reward for exceptional performance.

Employment and Severance Agreements.

In 2003, Transcept entered into Employment and Severance Agreements with Mr. Oclassen, Dr. Singh and Mr. Soloway that provided for specified payments and benefits if the officer’s employment was terminated without cause, or if the officer’s employment was terminated without cause or for good reason within 12 months following a change of control. These agreements expired in 2008. As part of its review of executive compensation, Compensia is examining employment agreements, severance provisions and change of control provisions for executive officers. The compensation committee will evaluate the Compensia feedback and may make changes to executive compensation in the future based upon this input.

In connection with the resignation of Dr. Maytom, the former Transcept Chief Medical Officer, effective July 28, 2008, Transcept entered into a Separation Agreement and Release with Dr. Maytom that provided for mutual releases of Transcept and Dr. Maytom, continued payment of Dr. Maytom’s salary through November 7, 2008, and reimbursement of COBRA health insurance premiums through January 2009. The amount and timing of payments to Dr. Maytom under this agreement were the result of negotiations between Transcept and Dr. Maytom, with the involvement and approval of the compensation committee. Aggregate severance payments under this agreement will total $88,333 and aggregate COBRA reimbursement payments are expected to total $9,570.

Other Benefits.

Executive officers are eligible to participate in all Transcept employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and Transcept 401(k) plan, in each case on the same basis as other employees, subject to applicable law. Transcept also provides vacation and other paid holidays to all employees, including executive officers, which Transcept believes are comparable to those provided at peer companies.

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, places a limit of $1,000,000 on the amount of compensation that Novacea may deduct as a business expense in any year with respect to the Novacea chief executive officer and certain other Novacea highly paid executive officers. Novacea can preserve the deductibility of certain performance-based compensation in excess of $1,000,000 if the conditions of Code Section 162(m) are met. Under applicable tax guidance, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement of Transcept that existed before the closing of the merger. In addition, compensation provided by newly-public companies through the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs, or earlier upon the occurrence of certain events (e.g., a material modification of the plan or agreement under which the compensation is granted), will not be included in for purposes of the Code Section 162(m) limit provided the arrangement is adequately described in this prospectus. Accordingly, Transcept believes that deductibility of all income recognized by executives pursuant to equity compensation granted by Transcept prior to the merger with Novacea, as well as any equity compensation granted by Novacea following the merger, will not be limited by Code Section 162(m). While the compensation committee cannot predict how the deductibility limit may impact the Novacea compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to Novacea executive officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Code Section 409A imposes additional taxes on certain non-qualified deferred compensation arrangements that do not comply with its requirements. These requirements regulate an individual’s election to defer compensation and the individual’s selection of the timing and form of distribution of the deferred compensation. Code Section 409A generally also provides that distributions of deferred compensation only can be made on or following the occurrence of certain events (i.e., the individual’s separation from service, a predetermined date, a change in control, or the individual’s death or disability). For certain executives, Code Section 409A requires that such individual’s distribution commence no earlier than six months after such officer’s separation from service. Transcept has and will continue to endeavor to structure its compensation arrangements to comply with Code Section 409A so as to avoid the adverse tax consequences associated therewith.

Summary Compensation Table

The following table provides information regarding the compensation of the principal executive officer, principal financial officer and each of the next three most highly compensated executive officers of Transcept during the fiscal years ended December 31, 2006 and December 31, 2007. Except as indicated below, these individuals are expected to serve the combined company in the same capacities after the closing of the merger. These individuals are referred to elsewhere in this proxy statement/prospectus/information statement as the “named executive officers” of Transcept. In the fiscal year ended December 31, 2007, Transcept did not have any other executive officers other than those executive officers reflected in the table below.

Name and Principal Position	Year	Salary	Bonus(2)	Option Awards(1)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(3)	Total
Glenn A. Oclassen	2007	$325,000	$38,812	$126,631	$51,188	$2,640	$544,271
President and Chief Executive Officer	2006	288,333	—	22,652	—	1,112	312,097

Thomas P. Soloway	2007	240,000	23,000	42,573	37,800	2,640	346,013
Sr. Vice President, Operations and Chief Financial Officer	2006	221,667	—	9,480	—	1,112	232,259

Murray Maytom, MB, ChB, D.A.(4)	2007	240,000	20,000	27,904	37,800	2,640	328,344
Vice President, Chief Medical Officer	2006	91,169	—	2,671	—	556	94,396

Nikhilesh N. Singh, Ph.D.	2007	242,000	23,150	73,580	38,115	2,640	379,485
Sr. Vice President and Chief Scientific Officer	2006	226,417	10,000	8,474	—	1,112	246,003

(1)	Represents the dollar amount of compensation expense recorded against income for the years ended December 31, 2006 and 2007 in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, or SFAS No. 123R, but excluding any estimate of future forfeitures. Amounts include compensation expense recognized with respect to awards granted in previous fiscal years, as well as those granted, if any, in the current fiscal year. See Note 9 of “Notes to the Financial Statements—Stockholders’ Equity (Net Capital Deficiency)” for a description of the assumptions used in determining such amounts.
(2)	Represents cash amounts paid under the Transcept bonus program and includes discretionary bonuses earned as of December 31, 2007 and paid in 2008 following approval by the compensation committee of the Transcept board of directors.
(3)	Represents life insurance premiums paid by Transcept.
(4)	Dr. Maytom’s employment relationship with Transcept ended in July 2008.
(5)	Represents 2007 annual incentive cash bonuses that were approved for payment by the compensation committee of the Transcept board of directors and paid in February 2008. For a description of the non-equity incentive plan, see discussion under “Compensation Discussion and Analysis—Incentive Bonus Program.”

Grants of Plan-Based Awards in 2007

The following table provides information concerning grants of plan-based awards by Transcept to its named executive officers during the year ended December 31, 2007.

			All Other Option Awards
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Number of Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Option Awards(2)
Name	Grant Date	Target(1)
Glenn A. Oclassen	04/04/07	$51,188	1,161,240	$0.25	$507,462
Thomas P. Soloway	04/04/07	37,800	371,506	0.25	162,348
Murray Maytom, MB, ChB, D.A.	04/04/07	37,800	200,000	0.25	87,400
Nikhilesh N. Singh, Ph.D.	04/04/07	38,115	722,289	0.25	315,640

(1)	Represents the target potential payout at 100% under the annual incentive bonus for the year ended December 31, 2007 paid by Transcept on February 15, 2008.
(2)	Represents the dollar amount of compensation cost recognized over the requisite service period, in accordance with SFAS No. 123R, which includes both the amounts recorded as compensation expense against income for the 2007 fiscal year as well as amounts to be recognized in future requisite service periods. See Note 9 of the “Notes to the Financial Statements – Stockholders’ Equity (Net Capital Deficiency)” for a description of the assumptions used in determining such amounts.

Equity Incentive Awards Outstanding as of December 31, 2007

The following table provides information regarding outstanding equity awards held by the named executive officers of Transcept as of December 31, 2007.

Name	Number of Securities Underlying Unexercised Options: Exercisable		Number of Securities Underlying Unexercised Options: Unexercisable	Option Exercise Price	Vesting Commencement Date	Option Expiration Date
Glenn A. Oclassen	587,092	(1)	540,125	$0.125	11/23/2005	03/15/2016
	241,925	(2)	919,315	0.25	02/26/2007	04/04/2017

Thomas P. Soloway	245,702	(1)	226,047	0.125	11/23/2005	03/15/2016
	77,397	(2)	294,109	0.25	02/26/2007	04/04/2017

Murray Maytom, MB, ChB, D.A.	166,667	(1)(3)	333,333	0.125	08/07/2006	09/20/2016
	41,667	(2)(3)	158,333	0.25	02/26/2007	04/04/2017

Nikhilesh N. Singh, Ph.D.	219,619	(1)	202,049	0.125	11/23/2005	03/15/2016
	150,477	(2)	571,812	0.25	02/26/2007	04/04/2017

(1)	Vests 1/4th on the one year anniversary of vesting commencement date and 1/48th each month thereafter.
(2)	Vests 1/48th each month following the vesting commencement date.
(3)	Dr. Maytom ceased being an employee of Transcept in July 2008, at which time, the options held by him ceased to vest.

Stock Options Exercised During Fiscal 2007

None of the named executive officers of Transcept exercised options to purchase Transcept common stock in 2007.

Nonqualified Deferred Compensation

Neither Novacea nor Transcept maintain a non-qualified defined contribution plan and there is no current plan for the combined company to adopt such a plan. The compensation committee of the combined entity may elect to provide officers and other employees of the combined company with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in the best interests of the combined company.

Potential Payments Upon Termination or Change in Control

None of the named executive officers currently have agreements with Transcept that provide for severance payments, acceleration of stock option vesting or other benefits to accrue in connection with a termination of their employment or a change in control.

Employment Offer Letters of Terrence O. Moore and Susan L. Koppy

In April and June 2008, Transcept entered into employment offer letters with Terrence O. Moore and Susan L. Koppy, respectively, which require Transcept to make payments if Mr. Moore’s or Ms. Koppy’s employment with Transcept is terminated in certain circumstances.

The employment offer letters between Transcept and Mr. Moore and Transcept and Ms. Koppy provide that in the event Transcept is acquired in a transaction in which the stockholders of Transcept receive cash or publicly traded securities and such individual’s employment is involuntarily terminated by Transcept without Cause, as defined below, within 12 months after the date of the closing of such acquisition, all unvested shares subject to stock options awarded in connection with the hiring of such individual shall immediately become fully vested. In the case of Mr. Moore’s employment offer letter, in such event Mr. Moore will also be entitled to receive as severance an amount equal to three months of his base salary, or approximately $68,750. For illustrative purposes, in the event Ms. Koppy and Mr. Moore had been employed by Transcept as of December 31, 2007, and had their employment with Transcept been terminated on December 31, 2007 under circumstances described in this paragraph, Mr. Moore would have become entitled to $68,750. Neither Ms. Koppy nor Mr. Moore would have become entitled to any compensation from the acceleration of their stock options in connection with their termination on December 31, 2007 under circumstances described above because the exercise prices of such options are equal to or greater than the fair market value of Transcept common stock on December 31, 2007.

Pursuant to the employment offer letter between Transcept and Mr. Moore, “Cause” is defined as:

•

willful failure to substantially perform duties as assigned after receipt of a written warning from the Board of Directors and failing to cure same within a reasonable time (not to exceed thirty (30) days after receiving written notice thereof);

•	a willful act of fraud or dishonesty which is materially injurious to Transcept;

•	a willful breach of a material provision of Mr. Moore’s offer letter or employment agreement;

•	a material violation of a federal or state law or regulation applicable to the business of Transcept which has a material adverse impact on Transcept; or

•	conviction of, or a plea of “no contest” to, a felony.

Pursuant to the employment offer letter between Transcept and Ms. Koppy, “Cause” is defined as:

•	failure to substantially perform the duties assigned to her;

•	a material act of fraud or dishonesty which is injurious to Transcept;

•	a breach of a material provision of Ms. Koppy’s offer letter or employment agreement;

•	a violation of a federal or state law or regulation applicable to the business of Transcept; or

•	conviction of, or a plea of “no contest” to, a felony.

In August 2008, Transcept entered into letter agreements with each of Ms. Koppy and Mr. Moore clarifying that the merger with Novacea is not an acquisition of Transcept for purposes of triggering the change in control provisions contained in their respective employment offer letters.

In addition to the benefits described above, the Transcept Amended and Restated 2002 Stock Option Plan provides for the full acceleration of vesting of all outstanding stock options in the event of a change in control of Transcept where the successor company does not assume the outstanding options and other awards in connection with such change in control. The merger of Novacea and Transcept is not deemed to be a change in control for purposes of the Transcept Amended and Restated 2002 Stock Option Plan.

Separation Agreement and Release of Murray Maytom, MB, ChB, D.A.

Effective July 28, 2008, Transcept entered into a Separation Agreement and Release with Murray Maytom, MB, ChB, D.A. Pursuant to such agreement, and in exchange for a customary release of claims against Transcept by Dr. Maytom, Transcept agreed to pay Dr. Maytom severance in the amount of $88,333.32, in four monthly payments of $22,083.33, less applicable withholding and in accordance with the normal payroll practices of Transcept, beginning with the effective date of the agreement. Transcept also agreed to pay continued COBRA premiums for Dr. Maytom and his dependents for a period of six months, commencing with the effective date of the agreement and Dr. Maytom agreed to standard non-disparagement and non-competition terms. Finally,

Transcept and Dr. Maytom agreed that as of the date of his termination, Dr. Maytom was vested in options to purchase 306,250 shares of Transcept common stock, and that Dr. Maytom would not vest in any additional options following his termination.

Employee Benefit Plans

Novacea 2006 Incentive Award Plan

The Novacea 2006 Incentive Award Plan, or the 2006 Plan, was adopted by the Novacea board of directors in March 2006 and approved by Novacea stockholders shortly thereafter. The 2006 Plan will terminate on the earlier of 10 years after its approval by Novacea stockholders or when the Novacea compensation committee, with the approval of the Novacea board of directors, terminates the 2006 Plan.

Share Reserve. Novacea has authorized for issuance under the 2006 Plan an aggregate of 4,106,851 shares of Novacea common stock, plus the number of shares of Novacea common stock available for issuance under the Novacea 2001 Stock Option Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the share reserve under the 2006 Plan will be increased by the number of shares issuable pursuant to stock options outstanding under the 2001 Stock Option Plan that would have otherwise reverted to the 2001 Stock Option Plan because they expired, were canceled or were otherwise terminated without being exercised, following the date that the 2006 Plan became effective. In addition, the number of shares of common stock reserved for issuance under the 2006 Plan will increase automatically on the first day of each fiscal year by a number of shares equal to the least of:

•	4.5% of shares of Novacea common stock outstanding on a fully diluted basis on such date,

•	2,000,000 shares, or

•	a smaller number determined by the Novacea board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2006 Plan during the term of the 2006 Plan may in no event exceed 25,000,000 shares. In addition, no participant in the 2006 Plan may be issued or transferred more than 2,000,000 shares of common stock per calendar year pursuant to awards under the 2006 Plan. As of September, 2008, 2,638,174 shares were available for future grant under the 2006 Plan.

Equity Awards. The 2006 Plan provides for the following types of awards:

•

Stock Options. The 2006 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations.

The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Plan and applicable law, provided that the exercise price of an ISO and an NSO may not be less than 100% (or higher in the case of certain ISOs) of the fair market value of Novacea common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition.

Options granted under the 2006 Plan will vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2006 Plan, up to a term of ten years, except in the case of certain incentive stock options.

The exercise price for the shares of common stock subject to option grants made under the 2006 Plan may be paid in cash or in shares of Novacea common stock held by the optionee. The option may be exercised through a same-day sale program without any cash outlay by the optionee.

•

Restricted Stock. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by us in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•

Performance Share Awards. Performance share awards include stock bonuses or other performance or incentive awards paid in cash or Novacea common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Novacea common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Performance Stock Units. Performance stock units are denominated in unit equivalent shares of Novacea common stock and/or units of value including dollar value of shares of Novacea common stock. They may provide for payment based on specific performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on Novacea common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•

Restricted Stock Units. Restricted stock units are denominated in unit equivalent of shares of Novacea common stock. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•

Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•

Deferred Stock. Awards of deferred stock may provide for payment based on specified performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator. Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•

Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Novacea common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•

Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of Novacea common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Transferability of Awards. Generally, a participant may not transfer an award other than by will, or the laws of descent and distribution unless, in the case of awards other than ISOs, the award agreement provides otherwise. However, a participant may designate a beneficiary who may exercise an award and receive any distribution with respect to an award following the participant’s death.

Eligibility. The individuals eligible to participate in the 2006 Plan include Novacea officers and other employees, Novacea non-employee board members and any consultants.

Administration. The 2006 Plan will be administered by the Novacea compensation committee. This committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the 2006 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2006 Plan and outstanding equity awards, except that amendments to outstanding awards may not adversely impact the rights of a participant without the participant’s consent. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. The 2006 Plan contains a change in control provision, which may result in the accelerated vesting of outstanding awards. In the event of a change in control of Novacea (for example, if Novacea is acquired by merger or asset sale), each outstanding award under the 2006 Plan will accelerate and immediately vest with regard to 50% of the unvested shares subject to the award, and if the remainder of the award is not to be assumed by the successor corporation, the full amount of the award will automatically accelerate and become immediately vested. Additionally, in the event the remainder of the award is assumed by the successor corporation, then any remaining unvested shares will accelerate and immediately vest in the event the participant is terminated without cause or is constructively terminated within one month prior to and 13 months following such change in control.

Non-Employee Director Awards. The 2006 Plan permits the board to grant awards to Novacea non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of the board adopted the Independent Director Equity Compensation Policy. The compensation committee adopted pursuant to the authority of the 2006 Plan the Independent Director Equity Compensation Policy pursuant to which Novacea non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Under the Independent Director Equity Compensation Policy, each new non-employee director will receive an option to purchase 50,000 shares of Novacea common stock as of the date he or she first becomes a non-employee director. This option grant vests in equal monthly installments over four years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 12,500 shares of Novacea common stock. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The Independent Director Equity Compensation Policy provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to Novacea non-employee directors pursuant to the Novacea Independent Director Equity Compensation Policy will fully vest and become immediately exercisable upon a change in control of Novacea. In addition, options held by any of the directors of Novacea who retires while serving as a member of the board will fully vest and become immediately exercisable upon such director’s retirement under the terms of the Independent Director Equity Compensation Policy.

Transcept Amended and Restated 2002 Stock Option Plan

The Transcept 2002 Stock Option Plan was adopted by the Transcept board of directors and approved by Transcept stockholders on January 24, 2002. The Transcept 2002 Stock Option Plan was most recently amended on July 1, 2008. The Transcept 2002 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to Transcept employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to Transcept employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Subject to the provisions of the 2002 Stock Option Plan, the maximum aggregate number of shares which may be subject to options or stock purchase rights and sold under the 2002 Stock Option Plan is 10,043,185 shares. As of September 30, 2008, options to purchase 7,622,034 shares of Transcept common stock were outstanding and 586,818 shares were available for future grant under the 2002 Stock Option Plan.

The Transcept board of directors or a committee appointed by the Transcept board of directors administers the Transcept 2002 Stock Option Plan. Under the Transcept 2002 Stock Option Plan, the administrator has the power to determine the terms of stock options or stock purchase rights, including the employees, directors and consultants who will receive stock options or stock purchase rights, the number of shares subject to each stock option or stock purchase right, the vesting schedule, any vesting acceleration, and the exercisability of stock options or stock purchase rights.

The exercise price of options granted under the Transcept 2002 Stock Option Plan must at least be equal to 85% (or 100% in the case of incentive stock options) of the fair market value of Transcept common stock on the date of grant. However, with respect to any stock option granted to an optionee that owns 10% of the voting power of all classes of Transcept outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. The term of an incentive stock option may not exceed 10 years, except that with respect to any optionee who owns 10% of the voting power of all classes of Transcept outstanding stock as of the grant date, the term must not exceed five years. Except in the case of stock options granted to officers, directors and consultants, stock options must become exercisable at a rate no less than 20% per year over five years from the date the stock option is granted. Subject to the provisions of the Transcept 2002 Stock Option Plan, the administrator determines the terms of all other options in its discretion.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option within 30 days from such termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for six months or such longer period of time as stated in the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights may be issued alone, in addition to, or in tandem with other awards under the Transcept 2002 Stock Option Plan. After the administrator determines that it will offer stock purchase rights, it advises the offeree of the terms, conditions and restrictions related to the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. Unless the administrator provides otherwise, the restricted stock purchase agreement grants Transcept a repurchase option exercisable within 90 days of the purchaser’s termination of service. The purchase price for shares under the repurchase option will be the original purchase price paid by the purchaser. The repurchase option will lapse at the rate determined by the administrator. However, with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over 5 years from the date of purchase. Once a stock purchase right is exercised, the purchaser will have rights equivalent to those of a stockholder and will be the stockholder when his or her purchase price is entered upon the record of the duly authorized transfer agent of Transcept.

Unless the administrator provides otherwise, the Transcept 2002 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator allows to make an award transferable, such award may only be transferred by will, the laws of descent and distribution, or to family members through gifts or domestic relations orders as permitted by Rule 701 under the Securities Act of 1933, as amended.

The Transcept 2002 Stock Option Plan provides that in the event of a merger of Transcept or a change in control, each outstanding stock option and stock purchase right will be assumed or an equivalent option substituted by the successor corporation. If there is no assumption or substitution of outstanding options or stock purchase rights, then the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right. In such case, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase as to all of the shares subject to the option or stock purchase right for a period of at least 15 days. The option or stock purchase right will terminate upon the expiration of the period of time the administrator provides in the notice.

The Transcept board of directors has the authority to amend, suspend or terminate the 2002 Stock Option Plan provided such action does not impair the rights of any optionee without his or her written consent.

Retirement Plans

Novacea 401(k) Plan

Novacea maintains a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees who are 21 years of age or older and have been employed by Novacea for at least 1 month are eligible to participate. The Novacea 401(k) Plan is a discretionary contribution plan, whereby participants may voluntarily make pre-tax contributions to the 401(k) plan of up to a maximum statutory limit. The 401(k) plan provides for discretionary matching contributions in the form of shares of common stock or cash. Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. For the plan years ending December 31, 2007 and 2006, Novacea’s board approved a 50% matching contribution on pretax deferrals made by each participant. For each of the years ended December 31, 2007 and 2006, Novacea recorded compensation expense of $0.3 million for Novacea’s 50% common stock matching contribution. Novacea did not make any matching contributions during the year ended December 31, 2005.

Transcept 401(k) Plan

Transcept maintains a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, substantially all employees of Transcept are eligible to participate in the 401(k) plan on the first day of the month following their date of hire. The Transcept 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,500, or $20,500 for participants 50 years or older, in 2008, and have the amount of the reduction contributed to the 401(k) plan.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Described below are any transactions or series of transactions occurring since the beginning of 2007 to which either Transcept or Novacea was a party and in which

•	The amounts involved exceeded or will exceed $120,000; and

•

A director, executive officer, holder of more than 5% of the outstanding capital stock of Transcept or Novacea, or any member of such person’s immediate family had or will have a direct or indirect material interest.

Novacea Transactions

Grant of Equity Awards to Directors of Novacea

The following current directors of Novacea, each of whom will continue as a director of the combined company following the merger, hold the number of options to purchase Novacea common stock set forth opposite his or her name in the following table:

Name of Director	Total Vested Options to Purchase Shares of Common Stock	Total Unvested Options to Purchase Shares of Common Stock	Weighted Average Exercise Price Per Share
John P. Walker	391,665	283,335	$4.69
Camille D. Samuels	78,213	10,000	3.43
Frederick J. Ruegsegger	6,250	43,750	2.80

The following current director of Novacea, who will continue as a director of the combined company following the merger, holds the number of shares of restricted stock units set forth opposite his name in the following table:

Name of Director	Total Restricted Stock Units	Weighted Average Price Per Share
John P. Walker	190,000	Not Applicable

Investor Rights Agreement

Novacea entered into an investor rights agreement with certain of its stockholders pursuant to which such stockholders have registration rights with respect to their shares of common stock. These registration rights include demand registration rights, under which holders of at least 20% of these shares can request that Novacea register all or a portion of their shares, and Form S-3 registration rights, under which holders of these shares are entitled to request that we register their shares on Form S-3 if Novacea is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million, in each case subject to certain limitiations. Additionally, these stockholders are entitled to certain piggyback registration rights. As a result, whenever Novacea proposes to file a registration statement under the Securities Act, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration.

Executive Employment and Severance Benefits Agreements

See “The Merger—Interests of the Novacea Directors and Executive Officers in the Merger—Employment and Severance Benefits Agreements” for a description of the terms of these agreements.

Retention Bonus Agreements

See “The Merger—Interests of the Novacea Directors and Executive Officers in the Merger—Retention Bonus Agreements” for a description of the terms of these agreements.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we have entered into indemnification agreements with each of our directors and officers.

Transcept Transactions

Consulting Agreement Between Transcept and G. Kirk Raab

Transcept entered into a consulting agreement with Mr. Raab, a director of Transcept, on October 20, 2003. As amended on December 1, 2005, the consulting agreement required Transcept to pay Mr. Raab $12,500 per month in exchange for certain consulting services. Upon expiration of this agreement in October 2007, Transcept entered into a new consulting agreement with Mr. Raab, pursuant to which Transcept agreed to continue to pay Mr. Raab $12,500 per month in exchange for continued consulting services. The new agreement shall terminate upon the earlier to occur of the consummation of the Merger or December 31, 2009. Transcept paid Mr. Raab approximately $150,000 in consulting fees pursuant to his combined consulting agreements in 2007.

Transcept granted certain plan-based awards to its named executive officers during the year ended December 31, 2007, as detailed above under “Grants of Plan-Based Awards in 2007.”

Grant of Equity Awards to Named Executive Officers of Transcept

Transcept granted certain plan-based awards to its named executive officers during the year ended December 31, 2007, as detailed above under “Grants of Plan-Based Awards in 2007.”

Purchase of Securities of Transcept

The following director of Transcept exercised stock options to purchase shares of common stock of Transcept in the amounts and on the dates identified on the table below.

Name of Director	Class or Series of Stock Purchased	Number of Shares Purchased	Purchase Price Per Share	Total Purchase Price	Date of Purchase
G. Kirk Raab	common stock	100,000	$0.10	$10,000	Aug. 15, 2007
	common stock	429,161	0.125	53,645	Aug. 15, 2007
	common stock	309,839	0.25	77,459	Aug. 15, 2007

In addition, the following holders of more than 5% of the outstanding capital stock of Transcept at the time of the transactions identified below purchased securities of Transcept in the amounts and as of the dates set forth below.

Name of Stockholder	Class or Series of Stock Purchased	Number of Shares Purchased	Purchase Price Per Share	Total Purchase Price	Date of Purchase
New Leaf Ventures I, L.P.	Series D preferred stock	4,190,573	$1.70	$7,123,974	Feb. 27, 2007

Entities affiliated with Montreux Equity Partners(1)	Series D preferred stock	3,395,987	1.70	5,773,177	Feb. 27, 2007

InterWest Partners IX, L.P.	Series D preferred stock	3,204,547	1.70	5,447,729	Feb. 27, 2007

Hamilton BioVentures L.P.	Series D preferred stock	2,233,815	1.70	3,797,485	Feb. 27, 2007

Entities affiliated with Vivo Ventures (formerly BioAsia Investments)(2)	Series D preferred stock	1,673,667	1.70	2,845,233	Feb. 27, 2007

(1)	Comprises 1,805,464 shares of Transcept Series D preferred stock acquired by Montreux Equity Partners III SBIC, L.P.; 1,114,842 shares of Transcept Series D preferred stock acquired by Montreux Equity Partners II SBIC, L.P. and 475,681 shares of Transcept Series D preferred stock acquired by Montreux IV Associates, LLC.
(2)	Comprises 1,155,121 shares of Transcept Series D preferred stock acquired by Biotechnology Development Fund IV, L.P.; 497,197 shares of Transcept Series D preferred stock acquired by BioAsia Crossover Fund and 21,349 shares of Transcept Series D preferred stock acquired by Biotechnology Development Fund IV Affiliates, L.P.

Procedures for Approval of Related Person Transactions

As provided by the charter of the Novacea audit committee, the audit committee of the Novacea board of directors reviews all related party transactions and potential conflict of interest situations on an ongoing basis, and such transactions must be approved by the audit committee.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this proxy statement/ prospectus/information statement does not give effect to the proposed reverse stock split described in Novacea Proposal No. 2.

The following unaudited pro forma condensed combined financial statements give effect to the proposed business combination of Novacea and Transcept. For accounting purposes Transcept is considered to be acquiring Novacea in the merger inasmuch as the existing stockholders of Transcept will have a controlling interest in the combined company and the management of Transcept will be the management of the combined company. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Novacea, while the historical results of Transcept are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements, is allocated to the assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values.

For purposes of these unaudited pro forma condensed combined financial statements, Novacea and Transcept have made preliminary allocations of the estimated purchase price to the assets to be acquired and liabilities to be assumed based on various preliminary estimates of their fair value, as described in Note 2 to these unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net assets of Novacea that exist as of the date of completion of the merger. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	net cash used in the Novacea operations between the signing of the merger agreement and the closing of the merger;

•	the timing of completion of the merger; and

•	other changes in the Novacea net assets that occur prior to completion of the merger, which could cause material differences in the information presented below.

The unaudited pro forma condensed combined financial statements presented below are based on the historical financial statements of Novacea and Transcept, adjusted to give effect to the acquisition of Novacea by Transcept for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each Transcept stock share will convert into the right to receive 0.67 shares of Novacea common stock, subject to further adjustment to account for the effect of a reverse stock split of Novacea common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2008 gives effect to the proposed merger as if it occurred on September 30, 2008 and combines the historical balance sheets of Novacea and Transcept as of September 30, 2008. The Transcept balance sheet information was derived from its unaudited balance sheet as of September 30, 2008 included herein. The Novacea balance sheet information was derived from its unaudited condensed balance sheet included in its Form 10-Q for the quarterly period ended September 30, 2008 and also included herein.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2008 and the year ended December 31, 2007 are presented as if the merger was consummated on

January 1, 2007, and combines the historical results of Novacea and Transcept for the nine months ended September 30, 2008 and the year ended December 31, 2007. The historical results of Transcept were derived from its unaudited statement of operations for the nine months ended September 30, 2008 and its audited statement of operations for the year ended December 31, 2007 included herein. The historical results of Novacea were derived from its unaudited condensed statement of operations for the nine months ended September 30, 2008 included in its Form 10-Q for the quarterly period ended September 30, 2008, and its audited statement of operations included in its Annual Report on Form 10-K for the year ended December 31, 2007 and also included herein.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Novacea and Transcept been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this proxy statement/prospectus/information statement. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of Transcept for the nine months ended September 30, 2008 and for the year ended December 31, 2007 included herein, and the historical condensed financial statements of Novacea included in its Form 10-Q for the quarterly period ended September 30, 2008, and the historical financial statements of Novacea included in its Annual Report on Form 10-K for the year ended December 31, 2007, also included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

(in thousands)

	September 30, 2008
	Transcept Historical	Novacea Historical	Pro Forma		Pro Forma Combined
Assets
Current assets:
Cash, cash equivalents, marketable securities	$18,418	$89,539	$—		$107,957
Interest receivable	—	430	—		430
Prepaid expenses & other current assets	2,205	492	(16	)G	1,252
			(1,429	)G

Total current assets	20,623	90,461	(1,445)		109,639
Goodwill	—	—	6,561	G	6,561
Property and equipment, net	1,511	478	(478	)G	1,511
Other noncurrent assets	75	774			849

Total assets	$22,209	$91,713	$4,638		$118,560

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable & accrued liabilities	$3,569	$4,535	$2,361	B	$12,787
			1,989	A
			352	C
			(19	)I
Long-term debt, current portion	3,918	—	—		3,918

Total current liabilities	7,487	4,535	4,683		16,705
Long-term debt, net of current portion	528	—	—		528
Warrant liability	646	—	(646	)D	—
Deposit for stock purchase	100	—	—		100
Deferred rent	77	64	(64	)C	77

Total liabilities	8,838	4,599	3,973		17,410

Redeemable convertible preferred stock	71,037	—	(71,037	)E	—

Stockholders’ equity (deficit):
Common stock	3	26	35	E	64
Additional paid-in-capital	1,309	171,984	1,596	A	160,064
			(173,580	)F
			87,107	E
			71,002	E
			646	D
Deferred stock-based employee compensation	—	(97)	97	F	—
Accumulated other comprehensive income	14	39	(39	)F	14
Accumulated deficit	(58,992)	(84,838)	88,423	F	(58,992)
			(3,585	)A

Total stockholders’ equity (deficit)	(57,666)	87,114	71,702		101,150

Total liabilities and stockholders’ equity (deficit)	$22,209	$91,713	$4,638		$118,560

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except per share amounts)

	Nine Months Ended September 30, 2008
	Transcept Historical	Novacea Historical	Pro Forma Adjustments		Pro Forma Combined
Collaboration revenue	$—	$60,621	$—		$60,621
Operating expenses:
Research and development	8,845	11,563	(742	)H	19,666
General and administrative	5,365	12,263	(461	)H	17,167

Total operating expenses	14,210	23,826	(1,203)		36,833

Income (loss) from operations	(14,210)	36,795	1,203		23,788
Other income:
Interest income, net	64	2,275			2,339
Other income, net	306	—			306

Total other income	370	2,275	—		2,645

Net income (loss)	$(13,840)	$39,070	$1,203		$26,433

Net income (loss) per share:
Basic	$(5.08)	$1.52			$0.42

Diluted	$(5.08)	$1.51			$0.38

Weighted average shares used in the computation of net income (loss) per share:
Basic	2,725	25,785			63,669

Diluted	2,725	25,918			69,951

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except per share amounts)

	Year Ended December 31, 2007
	Transcept Historical	Novacea Historical	Pro Forma Adjustments		Pro Forma Combined
Collaboration revenue	$—	$16,683	$—		$16,683
Operating expenses:
Research and development	15,885	36,055	(182	)H	51,758
General and administrative	5,300	17,279	(71	)H	22,508

Total operating expenses	21,185	53,334	(253)		74,266

Income (loss) from operations	(21,185)	(36,651)	253		(57,583)
Other income (expense):
Interest income (expense), net	833	4,120			4,953
Other income (expense), net	(33)	—			(33)

Total other income (expense)	800	4,120	—		4,920

Net income (loss)	$(20,385)	$(32,531)	$253		$(52,663)

Basic and diluted net loss per share	$(9.74)	$(1.35)			$(0.86)

Weighted average shares used in the computation of basic and diluted net loss per share	2,094	24,158			61,452

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

On August 29, 2008, Novacea and Transcept entered into an Agreement and Plan of Merger and Reorganization under which Pivot Acquisition, Inc., a wholly owned subsidiary of Novacea formed by Novacea in connection with the merger, will merge with and into Transcept. Transcept will become a wholly-owned subsidiary of Novacea and the surviving corporation of the merger. Upon completion of the merger, Novacea will change its name to Transcept Pharmaceuticals, Inc. Pursuant to the terms of the merger agreement, Novacea will issue to the stockholders of Transcept shares of Novacea common stock and will assume all of the stock options and stock warrants of Transcept outstanding as of the merger closing date, such that Transcept stockholders, including holders of common stock and convertible preferred stock, option holders and warrant holders will own approximately 60% of the combined company on a pro forma basis and Novacea stockholders and option holders will own approximately 40% of the combined company on a pro forma basis. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The merger is subject to customary closing conditions, including approval by Novacea and Transcept stockholders.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each Transcept stock share will convert into the right to receive 0.67 shares of Novacea common stock, subject to further adjustment to account for the effect of a reverse stock split of Novacea common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

Because Transcept security holders will own approximately 60% of the voting stock of the combined company after the transaction, Transcept is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Novacea will be recorded as of the merger closing date at their estimated fair values.

2. Purchase Price

The preliminary estimated total purchase price of the proposed merger is as follows (in thousands):

Estimated fair value of Novacea’s net assets	$87,133
Estimated transaction costs of Transcept	3,790

Total preliminary estimated purchase price	$90,923

On September 30, 2008, Novacea had 25.9 million shares of common stock outstanding and a market capitalization of $37.8 million. The fair value of the net assets of Novacea was $87.1 million as of September 30, 2008. Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, paragraph 6, “exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” In accordance with SFAS 141 paragraph 6, Novacea has determined that the purchase consideration given is most reliably measured based on the fair value of the net assets exchanged, which consists almost entirely of cash, cash equivalents and marketable securities.

Pursuant to SFAS 141 paragraph 23, “the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded.” Measuring the fair value of the net assets to be received by Transcept was readily determinable based upon the underlying nature of the net assets. The fair value of the Novacea common stock is below the fair value of its net assets, the Novacea net asset value is primarily comprised of cash, cash equivalents, and marketable securities ($89.5 million as of September 30, 2008), and the Transcept interest in the merger is significantly related to obtaining the cash, cash equivalents and marketable securities of Novacea. Therefore, the fair value of the Novacea net assets as of September 30, 2008 is considered to be the best indicator of the fair value and, therefore, the purchase price. The estimated purchase price may change due to changes in the fair value of the net assets of Novacea during the period from September 30, 2008 to the merger closing date and based on the actual Transcept costs to complete the merger.

Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Novacea based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Novacea based on the estimated fair values as of September 30, 2008 is as follows (in thousands):

Preliminary Allocation of Purchase Price
Cash, cash equivalents and marketable securities	$89,539
Other assets	2,174
Asset write off upon merger:
Prepaid expenses & other current assets	(16)
Property and equipment, net	(478)
Goodwill	6,561
Existing assumed liabilities	(4,516)
Assumed lease obligation, net of reduced deferred rent liability	(352)
Assumed severance and retention obligations	(1,989)

Total	$90,923

The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until Transcept management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial  statements.

3. Pro Forma and Purchase Accounting Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions of Transcept occurring as a direct result of the proposed merger, the acquisition of Novacea by Transcept for accounting purposes and an adjustment for contractual compensation liabilities owed to Novacea remaining employees for the impact of change of control provisions, in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

The unaudited pro forma condensed combined financial statements do not reflect the effect of the anticipated Novacea reverse stock split as the actual ratio of the stock split has not been determined.

The pro forma adjustments are as follows:

(A)	To reflect the accrual of change of control obligations for employees of Novacea that will become due at the closing of the merger totaling $1,989,000 in cash and the acceleration of Novacea restricted stock totaling $1,596,000.

(B)	To reflect the estimated costs to consummate the merger, not accrued as of September 30, 2008, totaling $2,361,000 to be incurred by Transcept. Estimated costs to consummate the merger to be incurred by Novacea totaling $1,610,000 after September 30, 2008 are not reflected in the unaudited pro forma condensed combined financial statements since Novacea is the accounting acquiree. Merger costs include fees payable for investment banking services, legal, accounting, printing and other consulting services.

(C)	To reflect the estimated liability of the undiscounted lease payments for Novacea’s corporate office space that will be exited following the closing of the merger, and to eliminate the related deferred rent liability.

(D)	To reflect the reclassification of Transcept’s warrant liability to additional paid-in-capital with regard to the expected conversion of Transcept’s convertible preferred stock warrants into warrants to purchase shares of Novacea common stock upon closing of the merger transaction. The entire $646,000 was credited to APIC as the par value was immaterial.

(E)	To reflect the conversion of all shares of Transcept convertible preferred stock into Novacea common stock and to record the common stock of the combined company. Assuming an exchange ratio of 0.67, the 52.0 million shares of outstanding Transcept convertible preferred stock would be converted into 34.9 million shares of Novacea common stock with a par value of $0.001 per share. A description of the reclassification of Transcept convertible preferred stock to common stock can be found under “Merger Consideration and Adjustment” in the section entitled “The Merger” in this proxy statement/prospectus/information statement. The 25.9 million shares of existing Novacea common stock at par value of $0.001, plus all outstanding shares of Transcept convertible preferred stock and common stock, aggregate a total of 63.0 million shares of Novacea common stock at par value of $0.001.

(F)	To reflect the elimination of the additional paid-in capital, accumulated deficit, deferred stock-based employee compensation and accumulated other comprehensive income of Novacea.

(G)	To reflect the estimated fair value of Novacea assets and resulting goodwill at the close of the merger as referred to in Note 2 above, including $1,429,000 in transaction costs paid and capitalized by Transcept as of September 30, 2008.

(H)	To reflect the reduction of Novacea’s historical depreciation and amortization expense for assets to be written off upon the closing of the merger.

(I)	To reflect the elimination of Novacea’s liability for early exercise of stock options upon closing of the merger.

4. Adoption of SFAS 141(R)

In December 2007, the Financial Accounting Standard Board issued SFAS 141(R) “Business Combinations”, which replaces SFAS 141. The effective date of SFAS 141(R) for Novacea will be January 1, 2009. Therefore, if this business combination is completed after December 31, 2008, it will be recorded in accordance with SFAS 141(R). Had this transaction been reflected in these unaudited pro forma condensed combined financial statements in accordance with SFAS 141(R), the following differences would have resulted:

•	The estimated Transcept transaction costs totaling $3.8 million would be recorded as an expense in the period incurred rather than as part of the purchase price.

•

The lease obligation totaling $0.4 million related to the planned exit of the Novacea facility would not be recorded in purchase accounting and would rather be recorded as expense in the periods when the costs are incurred.

DESCRIPTION OF NOVACEA CAPITAL STOCK

The following information describes Novacea common stock and preferred stock and provisions of the amended and restated certificate of incorporation and bylaws of Novacea, all as will be in effect upon the consummation of the merger. This description is only a summary. You should also refer to the amended and restated certificate of incorporation, attached to this proxy statement/prospectus/information statement as Annex E, and bylaws that will govern Novacea following the merger.

The authorized capital stock of Novacea consists of 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

As of             , the record date for the Novacea special meeting, the authorized capital stock of Novacea included 100,000,000 shares of common stock, of which              shares were issued and outstanding.

Dividend Rights

Subject to prior rights and preferences, if any, that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Novacea common stock are entitled to receive dividends, payable in cash, property or stock, out of assets legally available at the times and in the amounts as the Novacea board of directors may from time to time determine.

Voting Rights

Each share of Novacea common stock has identical rights and privileges in every respect. Each common stockholder of Novacea is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the amended and restated certificate of incorporation of Novacea, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

None of the outstanding shares of Novacea common stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right.

Right to Receive Liquidation Distributions

Upon the liquidation, dissolution or winding-up, the assets legally available for distribution to the Novacea stockholders are distributable ratably among the holders of its common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Holders of Novacea common stock have no preferences or any preemptive conversion or exchange rights. The outstanding common stock is, and the shares offered by Novacea in the merger will be, fully paid and non-assessable. The rights, preferences and privileges of holders of Novacea common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which Novacea may designate and issue in the future. There are no shares of Novacea preferred stock outstanding.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, or DGCL, and the amended and restated certificate of incorporation of Novacea and bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of Novacea. Such provisions could limit the price that some investors might be willing to pay in the future for Novacea common stock. These provisions of the DGCL and the amended and restated certificate of incorporation and bylaws of Novacea may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of Novacea, including unsolicited takeover attempts, even though such a transaction may offer Novacea stockholders the opportunity to sell their stock at a price above the prevailing market price.

Novacea is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Novacea has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Novacea.

The amended and restated certificate of incorporation and bylaws of Novacea provide that its board will have three classes of directors serving staggered, three-year terms. Subject to the rights of the holders of any outstanding series of preferred stock, and unless otherwise determined by resolution of the Novacea board of directors or as otherwise provided by law, the amended and restated certificate of incorporation and bylaws authorize only the Novacea board of directors to fill vacancies, including newly created directorships, provided, however, that the bylaws provide that if at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), then the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid. Accordingly, this provision could prevent a stockholder or stockholders from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with their own nominees, unless such stockholder alone is or stockholders collectively are holders of at least 10% of the total number of voting stock outstanding, and apply to the Delaware Court of Chancery to order an election to fill such new directorships. The Novacea amended and restated certificate of incorporation also provides that directors may be removed by stockholders for cause by the affirmative vote of the holders of a majority of the outstanding shares of voting stock or without cause by the affirmative vote of the holders of 66 2/3% of the outstanding shares of voting stock.

The Novacea bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the Novacea principal executive offices not less than 120 calendar days before the one-year anniversary of the date on which Novacea first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting, subject to changes if the annual meeting date is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting. The bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

The authorized but unissued shares of Novacea common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and “poison pill” rights plans. Novacea currently has no plans to issue shares, other than in connection with the merger, the transactions contemplated thereby and in the ordinary course of business.

Transfer Agent

The transfer agent for Novacea common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038 Attention: Wilbert Myles.

Listing

Novacea common stock is quoted on the NASDAQ Global Market under the symbol “NOVC”. Prior to consummation of the merger, Novacea intends to file an initial listing application with the NASDAQ Global Market pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Novacea anticipates that its common stock will be listed on the NASDAQ Global Market following the closing of the merger under the trading symbol “TSPT”. Please see the section entitled “Risk Factors—Risks Related to Novacea” in this proxy statement/prospectus/information statement for more information.

Preferred Stock

As of                     , the record date for the Novacea special meeting, authorized capital stock of Novacea included 5,000,000 shares of preferred stock, of which no shares have been issued or are outstanding.

The Novacea board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and is authorized, by filing a certificate of designations pursuant to the DGCL, to fix or alter the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of preferred stock, to establish the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series. Novacea has no present plans to issue any shares of preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF NOVACEA STOCK AND TRANSCEPT STOCK

Both Novacea and Transcept are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Transcept stockholders will become stockholders of Novacea, and their rights will be governed by the DGCL, the bylaws of Novacea and, assuming Novacea Proposal Nos. 2 and 3 are approved by the Novacea stockholders at the Novacea special meeting, the amended and restated certificate of incorporation of Novacea attached to this proxy statement/prospectus/information statement as Annex E.

The table below summarizes the material differences between the current rights of Transcept stockholders under the Transcept amended and restated certificate of incorporation and bylaws and the rights of Novacea stockholders, post-merger, under the Novacea amended and restated certificate of incorporation and bylaws, each as amended, as applicable, and as in effect immediately following the merger.

While Novacea and Transcept believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Novacea stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Novacea and Transcept stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Novacea and Transcept that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Novacea or Transcept before the merger and being a stockholder of Novacea after the merger. Novacea has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Transcept will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Transcept Rights Versus Rights Post-Merger

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)
ELECTIONS; VOTING; PROCEDURAL MATTERS

Authorized Capital Stock	The amended and restated certificate of incorporation of Transcept authorizes the issuance of up to 66,000,000 shares of common stock, par value $0.001, and 53,722,168 shares of preferred stock, par value $0.001, of which 426,008 shares are designated “Series A preferred stock,” 7,966,748 shares are designated “Series B preferred stock,” 21,300,000 shares are designated “Series C preferred stock” and 24,029,412 shares are designated “Series D preferred stock.”	The amended and restated certificate of incorporation of Novacea authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The bylaws of Transcept provide that the number of directors be established by the board of directors.	The amended and restated certificate of incorporation and bylaws of Novacea provide that the number of directors that shall

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)
constitute the whole board of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors.

Stockholder Nominations and Proposals	The amended and restated certificate of incorporation of Transcept does not provide for procedures with respect to stockholder proposals or director nominations.	The bylaws of Novacea provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Novacea secretary, which must be received not less than 120 calendar days before the one year anniversary of the date on which Novacea first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	The amended and restated certificate of incorporation of Transcept does not provide for the division of the board of directors into staggered classes.	The amended and restated certificate of incorporation of Novacea provides that the directors comprising the board of directors shall be divided into three staggered classes, with each class serving three-year terms.

Removal of Directors	Removal by written consent of stockholders permitted; only those stockholders eligible to vote for the election of such director being removed are entitled to vote for removal.	Under the amended and restated certificate of incorporation of Novacea, a director may be removed at any time with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote at an election of directors or without cause by the affirmative vote of the holders of at least 66 2/3% of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

Special Meetings of Stockholders	The bylaws of Transcept provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer or president, by the board of directors	The amended and restated certificate of incorporation and by laws of Novacea provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)
	pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting.	executive officer or president, by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

Cumulative Voting	Stockholders are entitled to cumulative voting rights to the extent consistent with Section 708 of the California Corporations Code.	The Novacea amended and restated certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Vacancies	The bylaws of Transcept provide that a vacancy on the board of directors may be filled by a majority of the board, or a single director, except that a vacancy created by the vote or written consent of a majority in interest of the outstanding capital stock may only be filled by a vote or written consent of a majority in interest of the outstanding capital stock.	The amended and restated certificate of incorporation and bylaws of Novacea provide that any vacancy or newly created directorships on the board of directors will be filled only by the affirmative vote of a majority of the directors in office, even though less than a quorum, or by a sole remaining director, unless otherwise determined by resolution of the board of directors, provided, however, that if at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), then the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid.

Voting Stock	Under the amended and restated certificate of incorporation of Transcept, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible; provided, however,	Under the Novacea bylaws, the holders of voting stock are entitled to vote on each matter properly submitted to the stockholders at a meeting of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the board of directors, or

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)
	that holders of Series B preferred stock, voting as a separate class, are entitled to elect two directors, or the Series B Directors, holders of Series C preferred stock, voting as a separate class, are entitled to elect two directors, or the Series C Directors, and holders of common stock and preferred stock, voting together as a single class, are entitled to elect four directors, or the Joint Directors.	if no record date is fixed by the board of directors, as of the close of business on the day next preceding the day on which notice of a meeting of stockholders is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Amended and Restated Voting Agreement	The Amended and Restated Voting Agreement entered into as of February 27, 2007 between Transcept and certain of its stockholders, or the Voting Agreement, provides for the election of a director nominee by each of Montreux Equity Partners II SBIC, L.P. and Hamilton Apex Technology Ventures, L.P. for the two Series B Directors; a director nominee by each of New Leaf Venture Partners and Interwest Partners for the two Series C Directors; and the Chief Executive Officer of Transcept as one of the four Joint Directors.	Novacea does not have Voting Agreement in place.

Drag Along	Under the Voting Agreement, if a majority of the Transcept board of directors, including the director who is also the Chief Executive Officer, approves a change of control of Transcept and holders of at least two-thirds of the outstanding shares of Transcept preferred stock approve such transaction, each party to the Voting Agreement is required to vote all Transcept shares held by such party in favor of the transaction.	Novacea does not have drag along terms in place.

Stockholder Action by Written Consent	The bylaws of Transcept provide that any action to be taken at any annual or special meeting of the stockholders may be taken without a meeting if a consent in writing, setting for the action, is signed by the holders of outstanding stock having not less than the necessary minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	The amended and restated certificate of incorporation and bylaws of Novacea specify that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders and that no action shall be taken by the stockholders by written consent.

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)

Notice of Stockholder Meeting	The bylaws of Transcept provide that written notice of a stockholder meeting must be given not less than 10 days nor more than 60 days before the date of such meeting to each stockholder entitled to vote at such meeting.	Under the bylaws of Novacea, written notice of each stockholder meeting must specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions	Under the amended and restated certificate of incorporation of Transcept, each share of preferred stock is convertible, at the option of the holder thereof, at any time and shall automatically be converted upon a “Qualified Offering” as defined in the amended and restated certificate of incorporation; the affirmative vote or written consent of a majority of the outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock, voting as a single class; or the affirmative vote or written consent of 70% of the outstanding shares of Series D preferred stock, voting as a separate class.	The amended and restated certificate of incorporation of Novacea does not provide that holders of Novacea stock shall have preemptive, conversion or other protective rights.

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY

Indemnification	The amended and restated certificate of incorporation of Transcept provides that Transcept shall indemnify its directors and officers to the fullest extent not prohibited by applicable law.	The amended and restated certificate of incorporation and bylaws of Novacea provide that Novacea shall indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Under its bylaws, Novacea will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the Novacea board of directors. Under the bylaws of Novacea, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Advancement of Expenses

The bylaws of Transcept permit Transcept to advance expenses to any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact such person was a director or officer of Transcept; provided, however, that such advancement of expenses will be made only upon receipt of an undertaking that such person will reimburse such advanced fees or costs in the event it is determined that such person was not entitled to such advance of fees or costs.

The bylaws of Novacea provide that Novacea will advance expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of Novacea or otherwise.

DIVIDENDS

Declaration and Payment of Dividends

The amended and restated certificate of incorporation of Transcept provides that holders of Series B preferred stock, Series C preferred stock and Series D preferred stock shall be entitled to receive dividends, if, when and as specified by the board of directors, in preference to holders of Series

A preferred stock and common stock.

The bylaws of Novacea provide that, subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Novacea, the board of directors may declare and pay dividends upon the shares of capital stock. Dividends may be paid in cash, in property, or in shares of capital stock. The board

of directors may set aside out of

Provision	Transcept (Pre-Merger)	Novacea (Post-Merger)
any funds of the corporation available for dividends reserves for any proper purposes, including equalizing dividends, repairing or maintaining corporate property and meeting contingencies, and may abolish any such reserve.

AMENDMENTS TO CERTIFICATE OF INCORPORATION OR BYLAWS

General Provisions	The amended and restated certificate of incorporation of Transcept provides that the amended and restated certificate of incorporation or bylaws of Transcept may only be amended with the affirmative vote or written consent of a majority of the outstanding shares of preferred stock, voting together as a single class. In addition, the amended and restated certificate of incorporation provides that the affirmative vote or written consent of holders of 66 2/3% of the outstanding shares of Series C preferred stock shall be required to authorize any class or series of securities having a preference over or being on parity with the Series C preferred stock, and the affirmative vote or written consent of holders of 70% of the outstanding shares of Series D preferred stock shall be required to authorize any class or series of securities having a preference over or being on parity with the Series D preferred stock.

The amended and restated certificate of incorporation of Novacea may be amended in any manner otherwise permitted by law, with the exception that under the amended and restated certificate of incorporation of Novacea, Article V (relating to the composition of and vacancies on the board of directors, election and removal of directors, alterations and amendments to bylaws, actions by written consent and stockholder meetings), Article VI (relating to indemnification of directors and officers), and Article VII (relating to amendment of certain provisions of the certificate of incorporation) require the affirmative vote of the holders of 66 2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class.

The amended and restated certificate of incorporation and bylaws of Novacea provide that the board of directors is expressly authorized to make, alter or repeal the bylaws, provided, however, that the bylaws may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of voting stock.

PRINCIPAL STOCKHOLDERS OF NOVACEA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split described in Novacea Proposal No. 2.

The following table shows information known to Novacea with respect to the beneficial ownership of Novacea common stock as of September 30, 2008 by:

•	each person or group of affiliated persons who is known by Novacea to own beneficially more than 5% of Novacea common stock;

•	each of the Novacea current directors;

•	each of the Novacea executive officers identified below; and

•	all of Novacea directors and executive officers as a group.

As of September 30, 2008 there were 25,900,292 shares of Novacea common stock issued and outstanding. The numbers of shares beneficially owned include shares of common stock that the listed beneficial owners have the right to acquire within 60 days of September 30, 2008 upon the exercise of all options and other rights beneficially owned on that date. Unless otherwise noted, Novacea believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them. Unless otherwise indicated below, the address for each person and entity named in the table is: c/o Novacea, Inc., 400 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080. The information in the following table regarding the beneficial owners of more than 5% of the common stock of Novacea is based upon information supplied by the principal stockholders of Novacea on Schedules 13D and 13G filed with the SEC.

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Entities affiliated with Accipiter Life Sciences(1)	1,565,440	—	6.04%
399 Park Avenue, 38th Floor
New York, New York 10022
Entities affiliated with BVF Investments(2)	1,476,571	—	5.70%
900 North Michigan Avenue, Suite 1100
Chicago, Illiniois, 60611
Entities affiliated with Domain Associates, L.L.C.(3)	3,487,167	—	13.46%
One Palmer Square, Suite 515
Princeton, New Jersey 08542
Entities affiliated with New Enterprise Associates(4)	4,904,896	—	18.94%
2490 Sand Hill Road
Menlo Park, California 94025
Entities affiliated with ProQuest Investments(5)	1,855,274	—	7.16%
90 Nassau Street, 5th Floor
Princeton, New Jersey 08542
Schering Corporation	1,490,868	—	5.76%
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
Entities affiliated with Sofinnova Ventures(6)	2,277,374	24,375	8.89%
140 Geary Street, 10th Floor
San Francisco, Califonria 94108
Entities affiliated with Versant Ventures(7)	2,074,668	83,213	8.33%
3000 Sand Hill Road, #4-210
Menlo Park, CA 94025

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Executive Officers and Directors
John P. Walker(10)	75,103	413,540	*
Amar Singh(11)	3,554	188,855	*
Edward C. Albini(12)	18,897	177,630	*
Edward F. Schnipper(13)	—	—	*
Daniel M. Bradbury(8)	35,714	75,000	*
James I. Healy(6)	2,277,374	24,375	8.89%
Judith A. Hemberger(14)	—	26,458	*
Michael G. Raab(15)	—	83,213	*
Frederick J. Ruegsegger(16)	—	9,375	*
Camille D. Samuels(7)	2,074,668	83,213	8.33%
Eckard Weber(9)	342,857	83,213	1.65%
All executive officers and directors as a group (11 persons)	4,828,167	1,164,872	23.14%

(1)	Beneficial and percentage ownership information is based solely on information contained in Schedule 13G/A filed with the SEC on February 14, 2008 by Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore) Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman. According to the Schedule 13G/A, Accipiter Life Sciences Fund, LP has sole voting and dispositive power over 783,589 shares and Accipiter Life Sciences Fund (Offshore) Ltd. has sole voting and dispositive power over 781,851 shares.
(2)	Beneficial and percentage ownership information is based solely on information contained in Schedule 13G filed with the SEC on January 25, 2008 by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners, L.P. and BVF Inc. According to the Schedule 13G, Biotechnology Value Fund, L.P. has shared voting and dispositive power over 334,571 shares, Biotechnology Value Fund II, L.P. has shared voting and dispositive power over 228,000 share, BVF Investments, L.L.C. has shared voting and dispositive power over 817,000 shares and Investment 10, L.L.C. has shared voting and dispositive power over 97,000 shares.
(3)	Includes 3,151,823 shares owned by Domain Partners V, L.P., 73,575 shares owned by DP V Associates, L.P., 96,069 shares owned by Domain Associates, L.L.C. and 165,700 shares owned by One Palmer Square Associates V, L.L.C. The managing members of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P., share voting and dispositive power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. The managing members of One Palmer Square Associates V, L.L.C. are James C. Blair, Brian H. Dovey, Robert J. More, Kathleen K. Schoemaker and Jesse I. Treu, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The managing members of Domain Associates, L.L.C. share voting and dispositive power with respect to the shares held by Domain Associates, L.L.C. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Brian K. Halak, Robert J. More, Kathleen K. Schoemaker, Jesse I. Treu and Nicole Vitullo, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(4)	Includes 4,900,715 shares owned by New Enterprise Associates 10, Limited Partnership, for which voting and investment power is shared by M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A Trainor, III, each of whom is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership and 4,181 shares owned by NEA Ventures 2002, L.P., for which voting and investment power is held by its general partner, Pamela J. Clark. NEA Partners 10, Limited Partnership, and each of the general partners of NEA Partners 10, Limited Partnership and NEA Ventures 2002, Limited Partnership disclaims beneficial ownership of the shares held by each of the aforementioned entities except to the extent of his or her pecuniary interest therein, if any.

(5)	Includes 1,779,766 shares owned by ProQuest Investments II L.P. and 75,508 shares owned by ProQuest Investments II Advisors Fund, L.P. The affiliates of ProQuest Investments who have voting or investment power over the shares are Jay Moorin and Alain Schreiber.
(6)	Includes 50,861 shares owned by Sofinnova Venture Affiliates V L.P., 2,135,224 shares owned by Sofinnova Venture Partners V L.P. and 32,451 shares owned by Sofinnova Venture Principals V L.P. Dr. Healy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 58,838 shares owned by Dr. Healy and 24,375 shares issuable upon exercise of options held by Dr. Healy within 60 days of September 30, 2008.
(7)	Includes 2,044,744 shares owned by Versant Venture Capital II, L.P., 13,713 shares owned by Versant Affiliates Fund II-A, L.P. and 16,211 shares owned by Versant Side Fund II, L.P. Ms. Samuels disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Includes 83,213 shares issuable upon exercise of options held by Ms. Samuels within 60 days of September 30, 2008.
(8)	Includes 75,000 shares issuable upon exercise of options held by Mr. Bradbury within 60 days of September 30, 2008 and 7,441 shares which Novacea has the right to repurchase within 60 days of September 30, 2008.
(9)	Includes 342,857 shares owned by the Eckard Weber Living Trust uad 11/20/2007 and 83,213 shares issuable upon exercise of options held by Mr. Weber within 60 days of September 30, 2008.
(10)	Includes 413,540 shares issuable upon exercise of options held by Mr. Walker within 60 days of September 30, 2008.
(11)	Includes 188,855 shares issuable upon exercise of options held by Mr. Singh within 60 days of September 30, 2008.
(12)	Includes 177,630 shares issuable upon exercise of options held by Mr. Albini within 60 days of September 30, 2008.
(13)	Includes 0 shares issuable upon exercise of options held by Mr. Schnipper within 60 days of September 30, 2008.
(14)	Includes 26,458 shares issuable upon exercise of options held by Ms. Hemberger within 60 days of September 30, 2008.
(15)	Includes 83,213 shares issuable upon exercise of options held by Mr. Raab within 60 days of September 30, 2008.
(16)	Includes 9,375 shares issuable upon exercise of options held by Mr. Ruegsegger within 60 days of September 30, 2008.

PRINCIPAL STOCKHOLDERS OF TRANSCEPT

The following tables and the related notes present information on the beneficial ownership of shares of Transcept common stock as of September 30, 2008, except as noted in the footnotes, by:

•	each director and named executive officer of Transcept;

•	each person or group who is known to the management of Transcept to be the beneficial owner of more than 5% of any class of Transcept voting securities outstanding as of September 30, 2008; and

•	all current directors and current executive officers of Transcept as a group.

Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by executive officers and directors of Transcept with Novacea, Transcept believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes, in each case, the conversion of all 52,002,055 shares of Transcept preferred stock into 52,002,055 shares of Transcept common stock as of September 30, 2008 and a total of 55,605,287 shares of Transcept common stock outstanding as of September 30, 2008. Shares of Transcept common stock subject to options or warrants that are currently exercisable or are exercisable within 60 days of September 30, 2008 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Unless otherwise indicated below, the address for each person and entity named in the table is: c/o Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Entities affiliated with InterWest Partners, LLC(1)	8,856,720	—	15.9%
2710 Sand Hill Road, 2nd Floor
Menlo Park, CA 94025
Entities affiliated with New Enterprise Associates(2)	7,823,529	—	14.1%
2490 Sand Hill Road
Menlo Park, CA 94025
Entities affiliated with New Leaf Venture Partners(3)	11,581,877	—	20.8%
2500 Sand Hill Road, Suite 203
Menlo Park, CA 94025
Entities affiliated with Hamilton BioVentures(4)	6,832,390	228,684	12.6%
990 Highland Drive, Suite 314
Solana Beach, CA 92075
Entities affiliated with Montreux Equity Partners(5)	9,235,487	254,092	17.0%
3000 Sand Hill Road
Building 1, Suite 260
Menlo Park, CA 94025
Entities affiliated with Vivo Ventures (formerly Biotechnology Development Fund)(6)	4,498,634	127,046	8.3%
575 High Street, Suite 201
Palo Alto, CA 94301

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Named Executive Officers and Directors
Glenn A. Oclassen(7)	595,053	1,361,226	3.4%
Thomas P. Soloway(8)	220,995	517,432	1.3%
Nikhilesh N. Singh, Ph.D.(9)	908,367	634,425	2.7%
Murray Maytom, MB, ChB, D.A.	306,250	—	*
G. Kirk Raab	839,000	—	1.5%
Thomas D. Kiley(10)	368,117	—	*
Christopher B. Ehrlich(1)	8,856,720	—	15.9%
Elliot Parks(4)	6,832,390	228,684	12.6%
Daniel K. Turner III(5)	9,235,487	254,092	17.0%
Kathleen D. LaPorte(3)	11,581,877	—	20.8%
All executive officers and directors as a group (10 persons)	39,744,256	2,995,859	72.9%

*	Indicates ownership of less than 1%.
(1)	Comprises 8,856,720 shares held by InterWest Partners IX, L.P. InterWest Management Partners IX, LLC is the general partner of InterWest Management Partner IX, L.P. Harvey B. Cash, Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman, Arnold L. Oronsky, Thomas L. Rosch, and Michael B. Sweeney are managing directors of InterWest Management Partners IX, LLC. Michael D. Boich, Bruce A. Cleveland, Christopher B. Ehrlich, Linda S. Grais, Ellen E. Koskinas, Nina Kjellson, H. Ronald Nash, Khaled A. Nasr, Douglas A. Pepper, and Victor A. Westerlind are venture members of InterWest Management Partners IX, LLC. Each managing director and venture member of InterWest Management Partners IX, LLC shares voting and dispositive power with respect to shares held by InterWest Partners IX, L.P. and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.
(2)	Comprises 7,805,882 shares held by New Enterprise Associates 12, Limited Partnership and 17,647 shares held by NEA Ventures 2007, L.P. NEA Partners 12, Limited Partnership is the general partner of New Enterprise Associates 12, Limited Partnership, and NEA 12 GP, LLC is the general partner of NEA Partners 12, Limited Partnership. M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III are the managers of NEA 12 GP, LLC and share voting and dispositive power with respect to shares held by New Enterprise Associates 12, Limited Partnership. NEA Partners 12, Limited Partnership, NEA 12 GP, LLC and the general partners and managers thereof disclaim beneficial ownership of the shares held by each of the aforementioned entities except to the extent of their pecuniary interests therein. Karen P. Welsh is the general partner of NEA Ventures 2007, L.P. She holds voting and dispositive power with respect to shares held by NEA Ventures 2007, L.P. and disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(3)	Comprises 11,581,877 shares held by New Leaf Ventures I, L.P. New Leaf Venture Management I, L.P. is the general partner of New Leaf Ventures I, L.P. and New Leaf Venture Management I, LLC is the general partner of New Leaf Venture Management I, L.P. Philippe O. Chambon, Jeani Delagardelle, Ron Hunt, James Niedel, Kathleen D. LaPorte and Vijay Lathi share voting and dispositive power with respect to shares held by New Leaf Ventures I, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(4)	Comprises 6,832,390 shares held by Hamilton BioVentures, L.P. and 228,684 shares issuable upon exercise of warrants held by Hamilton BioVentures, L.P. within 60 days of September 30, 2008. Hamilton BioVenture Partners, LLC is the general partner of Hamilton BioVentures, L.P. Kerry Dance, Ph.D. and Richard J. Crosby share voting and dispositive power with respect to shares held by Hamilton BioVentures, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

(5)	Comprises 4,034,592 shares held by Montreux Equity Partners II SBIC, L.P., 4,725,214 shares held by Montreux Equity Partners III SBIC, L.P., 475,681 shares held by Montreux IV Associates, LLC, 127,046 shares issuable upon exercise of warrants held by Montreux Equity Partners II SBIC, L.P. within 60 days of September 30, 2008 and 127,046 shares issuable upon exercise of warrants held by Montreux Equity Partners III SBIC, L.P. within 60 days of September 30, 2008. Montreux Equity Management II SBIC, LLC is the general partner of Montreux Equity Partners II SBIC, L.P., Montreux Equity Management III SBIC, LLC is the general partner of Montreux Equity Partners III SBIC, L.P. and Montreux Equity Management IV, LLC is the manager of Montreux IV Associates, LLC. Howard D. Palefsky and Daniel K. Turner III share voting and dispositive power with respect to the shares held by Montreux Equity Partners II SBIC, L.P. and Montreux Equity Partners III SBIC, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. Howard D. Palefsky, Daniel K. Turner III, Manish Chapekar and John Savarese share voting and dispositive power with respect to the shares held by Montreux IV Associates, LLC and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(6)	Comprises 3,928,825 shares held by Biotechnology Development Fund IV, L.P., 497,197 shares held by BioAsia Crossover Fund, L.P., 72,612 shares held by Biotechnology Development Fund IV Affiliates, L.P., 124,741 shares issuable upon exercise of warrants held by Biotechnology Development Fund IV, L.P. within 60 days of September 30, 2008 and 2,305 shares issuable upon exercise of warrants held by Biotechnology Development Fund IV Associates, L.P. within 60 days of September 30, 2008. BioAsia Investments IV, L LC is the general partner of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BioAsia Crossover Fund, L.P. Frank Kung, Edgar Engleman and Dr. Albert Cha share voting and dispositive power with respect to the shares held by Biotechnology Development Fund IV, L.P., BioAsia Crossover Fund, L.P. and Biotechnology Development Fund IV Affiliates, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(7)	Includes 1,361,226 shares issuable upon exercise of options and warrants held by Mr. Oclassen within 60 days of September 30, 2008. Also includes 406,521 shares held by Constance Oclassen, Mr. Oclassen’s wife.
(8)	Includes 516,346 shares issuable upon exercise of options and warrants held by Mr. Soloway within 60 days of September 30, 2008. Also includes 1,086 shares issuable upon exercise of warrants held by the Thomas P. Soloway Revocable Family Trust, for which Mr. Soloway is trustee. Also includes 57,750 shares held by the Thomas P. Soloway Revocable Family Trust, for which Mr. Soloway is trustee, and 147,403 shares held by the Thomas P. Soloway 2003 Irrevocable Trust, for which Mr. Soloway is not trustee. Mr. Soloway disclaims beneficial ownership of the shares held by the Thomas P. Soloway Revocable Family Trust and the Thomas P. Soloway 2003 Irrevocable Trust except to the extent of his pecuniary interest therein.
(9)	Includes 634,425 shares issuable upon exercise of options and warrants held by Dr. Singh within 60 days of September 30, 2008. Also includes 259,722 shares held by the Nikhilesh and Nikki Singh Revocable Trust, for which Dr. Singh is trustee, 553,321 shares held by the Singh Family Trust, for which Dr. Singh is not trustee and 1,666 shares held by Nikki Singh, Dr. Singh’s wife. Dr. Singh disclaims beneficial ownership of the shares held by the Nikhilesh and Nikki Singh Revocable Trust and the Singh Family Trust except to the extent of his pecuniary interest therein.
(10)	Includes 144,117 shares held by the Kiley Revocable Family Trust, for which Mr. Kiley is trustee. Mr. Kiley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split described in Novacea Proposal No. 2.

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, by:

•	each director and executive officer of the combined company;

•

each person or group who is known to the management of Novacea and Transcept to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger; and

•	all directors and executive officers of the combined company as a group.

Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors and executive officers of Novacea and Transcept, Novacea and Transcept believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of Novacea common stock is based on 25,900,292 shares of Novacea common stock outstanding as of September 30, 2008. The percent of Transcept common stock is based on 52,002,055 shares of Transcept preferred stock and 4,603,232 shares of Transcept common stock outstanding as of September 30, 2008 and assumes the conversion of all 52,002,055 shares of Transcept preferred stock into 52,002,055 shares of Transcept common stock. The percent of common stock of the combined company is based on 72,045,068 shares of common stock of the combined company outstanding upon the consummation of the merger and assumes that the exchange ratio to be used in connection with the merger is 0.67 shares of common stock for each share of Transcept common stock and Transcept preferred stock. Shares of Novacea common stock subject to options that are currently exercisable or are exercisable within 60 days after September 30, 2008 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of Novacea common stock of that person but are not treated as outstanding for the purpose of computing the percentage ownership of Novacea common stock of any other person. Shares of Transcept common stock subject to options or warrants that are currently exercisable or are exercisable within 60 days of September 30, 2008 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of Transcept preferred stock and Transcept common stock of that person but are not treated as outstanding for the purpose of computing the percentage ownership of Transcept preferred stock and Transcept common stock of any other stockholder.

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Entities affiliated with InterWest Partners, LLC(1)	5,934,002	—	8.24%
2710 Sand Hill Road, 2nd Floor
Menlo Park, CA 94025
Entities affiliated with New Enterprise Associates(2)	10,146,660	—	14.08%
2490 Sand Hill Road
Menlo Park, CA 94025
Entities affiliated with New Leaf Venture Partners(3)	7,759,858	—	10.77%
2500 Sand Hill Road, Suite 203
Menlo Park, CA 94025
Entities affiliated with Hamilton BioVentures(4)	4,577,701	153,218	6.55%
990 Highland Drive, Suite 314
Solana Beach, CA 92075

Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Entities affiliated with Montreux Equity Partners(5)	6,187,776	170,242	8.80%
3000 Sand Hill Road
Building 1, Suite 260
Menlo Park, CA 94025

Named Executive Officers and Directors
Glenn A. Oclassen(6)	398,712	906,816	1.80%
Thomas P. Soloway(7)	148,067	345,952	*
Nikhilesh N. Singh, Ph.D.(8)	607,490	423,609	1.42%
Murray Maytom, MB, Ch.B., D.A.	205,188	—	*
G. Kirk Raab	562,130	—	*
Thomas D. Kiley(9)	246,630	—	*
Christopher B. Ehrlich(1)	5,934,002	—	8.24%
Elliot Parks(4)	4,577,701	153,218	8.24%
Daniel K. Turner III(5)	6,187,776	170,242	8.80%
Kathleen D. LaPorte(3)	7,759,858	—	10.77%
John P. Walker(10)	75,103	413,540	*
Frederick J. Ruegsegger(11)	—	9,375	*
Camille D. Samuels(12)	2,074,668	83,213	2.99%
Jake R. Nunn	—	—	—
All executive officers and directors as a group (14 persons)	28,777,333	2,333,254	43.56%

*	Indicates ownership of less than 1%.
(1)	Comprises 5,934,002 shares held by InterWest Partners IX, L.P. InterWest Management Partners IX, LLC is the general partner of InterWest Management Partner IX, L.P. Harvey B. Cash, Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman, Arnold L. Oronsky, Thomas L. Rosch, and Michael B. Sweeney are managing directors of InterWest Management Partners IX, LLC. Michael D. Boich, Bruce A. Cleveland, Christopher B. Ehrlich, Linda S. Grais, Ellen E. Koskinas, Nina Kjellson, H. Ronald Nash, Khaled A. Nasr, Douglas A. Pepper, and Victor A. Westerlind are venture members of InterWest Management Partners IX, LLC. Each managing director and venture member of InterWest Management Partners IX, LLC shares voting and dispositive power with respect to shares held by InterWest Partners IX, L.P. and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.
(2)

Comprises (a) 5,229,940 shares held by New Enterprise Associates 12, Limited Partnership, (b) 4,900,715 shares held by New Enterprise Associates 10, Limited Partnership, (c) 11,823 shares held by NEA Ventures 2007, L.P. and (d) 4,181 shares held by NEA Ventures 2002, L.P. NEA Partners 12, Limited Partnership is the general partner of New Enterprise Associates 12, Limited Partnership and NEA 12 GP LLC is the general partner of NEA Partners 12, Limited Partnership. M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III are the managers of NEA 12 GP, LLC and share voting and dispositive power with respect to shares held by New Enterprise Associates 12, Limited Partnership. NEA Partners 12, Limited Partnership, NEA 12 GP, LLC and the general partners and managers thereof disclaim beneficial ownership of the shares held by each of the aforementioned entities except to the extent of their pecuniary interests therein. NEA Partners 10, Limited Partnership is the general partner of New Enterprise Associates 10, Limited Partnership. M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III are the general partners of NEA Partners 10, Limited Partnership and share voting and dispositive power with respect to shares held by New Enterprise Associates 10, Limited Partnership. NEA Partners 10, Limited Partnership and the general partners thereof disclaim beneficial ownership of the shares held by each of the aforementioned entities except to the extent of their pecuniary interests therein.

Karen P. Welsh is the general partner of NEA Ventures 2007, L.P. She holds voting and dispositive power with respect to shares held by NEA Ventures 2007, L.P. and disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. Pamela J. Clark is the general partner of NEA Ventures 2002, L.P. She holds voting and dispositive power with respect to shares held by NEA Ventures 2002, L.P. and disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(3)	Comprises 7,759,857 shares held by New Leaf Ventures I, L.P. New Leaf Venture Management I, L.P. is the general partner of New Leaf Ventures I, L.P. and New Leaf Venture Management I, LLC is the general partner of New Leaf Venture Management I, L.P. Philippe O. Chambon, Jeani Delagardelle, Ron Hunt, James Niedel, Kathleen D. LaPorte and Vijay Lathi share voting and dispositive power with respect to shares held by New Leaf Ventures I, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(4)	Comprises 4,577,701 shares held by Hamilton BioVentures, L.P. and 153,218 shares issuable upon exercise of warrants held by Hamilton BioVentures, L.P. within 60 days of September 30, 2008. Hamilton BioVenture Partners, LLC is the general partner of Hamilton BioVentures, L.P. Kerry Dance, Ph.D. and Richard J. Crosby share voting and dispositive power with respect to shares held by Hamilton BioVentures, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(5)	Comprises 2,703,176 shares held by Montreux Equity Partners II SBIC, L.P., 3,165,893 shares held by Montreux Equity Partners III SBIC, L.P., 318,706 shares held by Montreux IV Associates, LLC, 85,121 shares issuable upon exercise of warrants held by Montreux Equity Partners II SBIC, L.P. within 60 days of September 30, 2008 and 85,121 shares issuable upon exercise of warrants held by Montreux Equity Partners III SBIC, L.P. within 60 days of September 30, 2008. Montreux Equity Management II SBIC, LLC is the general partner of Montreux Equity Partners II SBIC, L.P., Montreux Equity Management III SBIC, LLC is the general partner of Montreux Equity Partners III SBIC, L.P. and Montreux Equity Management IV, LLC is the manager of Montreux IV Associates, LLC. Howard D. Palefsky and Daniel K. Turner III share voting and dispositive power with respect to the shares held by Montreux Equity Partners II SBIC, L.P. and Montreux Equity Partners III SBIC, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. Howard D. Palefsky, Daniel K. Turner III, Manish Chapekar and John Savarese share voting and dispositive power with respect to the shares held by Montreux IV Associates, LLC and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(6)	Includes 906,816 shares issuable upon exercise of options and warrants held by Mr. Oclassen within 60 days of September 30, 2008. Also includes 272,369 shares held by Constance Oclassen, Mr. Oclassen’s wife. The address for this stockholder and/or optionholder is c/o Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.
(7)	Includes 345,952 shares issuable upon exercise of options and warrants held by Mr. Soloway within 60 days of September 30, 2008. Also includes 727 shares issuable upon exercise of warrants held by the Thomas P. Soloway Revocable Family Trust, for which Mr. Soloway is trustee. Also includes 38,692 shares held by the Thomas P. Soloway Revocable Family Trust, for which Mr. Soloway is trustee, and 98,760 shares held by the Thomas P. Soloway 2003 Irrevocable Trust, for which Mr. Soloway is not trustee. Mr. Soloway disclaims beneficial ownership of the shares held by the Thomas P. Soloway Revocable Family Trust and the Thomas P. Soloway 2003 Irrevocable Trust except to the extent of his pecuniary interest therein. The address for this stockholder and/or optionholder is c/o Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.
(8)	Includes 423,609 shares issuable upon exercise of options and warrants held by Dr. Singh within 60 days of September 30, 2008. Also includes 174,013 shares held by the Nikhilesh and Nikki Singh Revocable Trust, for which Dr. Singh is trustee, 370,725 shares held by the Singh Family Trust, for which Dr. Singh is not trustee and 1,116 shares held by Nikki Singh, Dr. Singh’s wife. Dr. Singh disclaims beneficial ownership of the shares held by the Nikhilesh and Nikki Singh Revocable Trust and the Singh Family Trust except to the extent of his pecuniary interest therein. The address for this stockholder and/or optionholder is c/o Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.

(9)	Includes 96,558 shares held by the Kiley Revocable Family Trust, for which Mr. Kiley is trustee. Mr. Kiley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for this stockholder and/or optionholder is c/o Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804.
(10)	Includes 413,540 shares issuable upon exercise of options held by Mr. Walker within 60 days of September 30, 2008.
(11)	Includes 9,375 shares issuable upon exercise of options held by Mr. Ruegsegger within 60 days of September 30, 2008.
(12)	Comprises 2,044,744 shares held by Versant Venture Capital II, L.P., 13,713 shares held by Versant Affiliates Fund II-A, L.P. and 16,211 shares held by Versant Side Fund II, L.P. Also includes 83,213 shares issuable upon exercise of options held by Ms. Samuels within 60 days of September 30, 2008. Versant Ventures II, L.C. is the general partner of Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P. Charles M. Warden, Bradley J. Bolzon, Ph.D., Ross A. Jaffe, M.D., William J. Link, Ph.D., Rebecca B. Robertson and Camille D. Samuels share voting and dispositive power with respect to the shares held by Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P. and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for this stockholder and/or optionholder is c/o Novacea, Inc., 400 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California, will pass upon the validity of the Novacea common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Novacea by Latham & Watkins LLP and for Transcept by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

The financial statements of Novacea, Inc. at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this proxy statement/prospectus/information statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Transcept Pharmaceuticals, Inc. at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this proxy statement/prospectus/information statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Novacea files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Novacea files at the SEC public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Novacea SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Novacea also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Novacea has filed a registration statement on Form S-4 to register with the SEC the Novacea common stock that Novacea will issue to Transcept stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Novacea, as well as a proxy statement of Novacea for its special meeting and an information statement for the purpose of Transcept for its written consent.

Novacea has supplied all information contained in this proxy statement/prospectus/information statement relating to Novacea, and Transcept has supplied all information contained in this proxy statement/prospectus/information statement relating to Transcept.

If you would like to request documents from Novacea or Transcept, please send a request in writing or by telephone to either Novacea or Transcept at the following address:

Novacea, Inc. 400 Oyster Point Boulevard, Suite 200 South San Francisco, California 94080 (650) 228-1800 Attn: Corporate Secretary	Transcept Pharmaceuticals, Inc. 1003 W. Cutting Blvd., Suite #110 Point Richmond, California 94804 (510) 215-3500 Attn: Chief Financial Officer

You should rely only on the information contained in this proxy statement/prospectus/information statement to vote your shares at the stockholder meetings. Neither Novacea nor Transcept has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated                     , 2008. You should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus/information statement to stockholders nor the issuance of shares of Novacea common stock in the merger shall create any implication to the contrary.

Information on the Novacea Website

Information on the Novacea website is not part of this proxy statement/prospectus/information statement and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus/information statement, unless that information is also in this proxy statement/prospectus/information statement.

Information on the Transcept Website

Information on any Transcept website is not part of this proxy statement/prospectus/information statement and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus/information statement, unless that information is also in this proxy statement/prospectus/information statement.

Trademark Notice

Novacea, the Novacea logos and all other Novacea product and service names are registered trademarks or trademarks of Novacea in the U.S. and in other select countries. Transcept, the Transcept logos and all other Transcept product and service names are registered trademarks or trademarks of Transcept in the U.S. and in other select countries. “®” and “™” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of Novacea, and persons who own more than 10% of a registered class of Novacea securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Novacea. Based solely on a review of copies of such forms received and the written representations received from certain reporting persons that no other reports were required, Novacea believes that all directors, executive officers and persons who own more that 10% of Novacea common stock have complied with the reporting requirements of Section 16(a).

Stockholder Proposals

For a stockholder proposal to be considered for inclusion in the Novacea proxy statement or to be acted upon at the Novacea annual meeting to be held in 2009, the proposal must be in writing and received by the Corporate Secretary of Novacea at the Novacea principal executive offices no later than December 26, 2008. If the date of next year’s annual meeting is more than 30 days before or 30 days after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in the Novacea proxy statement will instead be a reasonable time before Novacea begins to print and mail the Novacea proxy materials. Stockholder proposals must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and any other applicable rules established by the Securities and Exchange Commission, or SEC. Stockholders are also advised to review the Novacea bylaws, which contain additional requirements with respect to advance notice of stockholder proposals. All stockholder proposals should be addressed to:

Communication with the Novacea Board of Directors

Persons interested in communicating with the Novacea board of directors regarding their concerns or issues may send written correspondence to the board of directors in care of Corporate Secretary at Novacea, Inc., 400 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080. The secretary of Novacea will screen communications for spam, junk mail, mass mailings, product complaints, product inquiries, new product suggestions, resumes, job inquiries, surveys, business solicitations and advertisements, as well as unduly hostile, threatening, illegal, unsuitable, frivolous, patently offensive or otherwise inappropriate material before forwarding to the board of directors.

NOVACEA, INC.

Financial Statements

for the Years Ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Novacea, Inc.

We have audited the accompanying balance sheets of Novacea, Inc. as of December 31, 2007 and 2006, and the related statements of operations, convertible preferred stock and stockholders’ equity (net capital deficiency), and cash for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novacea, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2006 Novacea, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novacea, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California

March 14, 2008

Novacea, Inc.

Balance Sheets

(in thousands, except for share and per share amounts)

	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$24,720	$14,429
Marketable securities	69,887	50,150
Accounts receivable	11,522	—
Other current assets	1,650	1,099

Total current assets	107,779	65,678
Property and equipment, net	1,098	150
Security deposit	770	111
Other assets	173	125

Total assets	$109,820	$66,064

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$4,199	$2,413
Accrued compensation	2,086	2,260
Deferred revenue	9,968	—
Other accrued liabilities	2,874	1,191
Liability for early exercise of stock options	39	376

Total current liabilities	19,166	6,240
Non-current deferred revenue	44,870	—
Other long-term liabilities	36	—

Total liabilities	64,072	6,240

Commitments (Notes 4 and 6)

Stockholders’ equity:
Common stock, $0.001 par value—123,104,000 shares authorized; 25,394,852 and 23,001,311 shares issued and outstanding as of December 31, 2007 and 2006, respectively	26	23
Additional paid-in capital	169,692	152,428
Deferred stock-based employee compensation	(270)	(1,268)
Accumulated other comprehensive income	208	18
Accumulated deficit	(123,908)	(91,377)

Total stockholders’ equity	45,748	59,824

Total liabilities and stockholders’ equity	$109,820	$66,064

See accompanying notes.

Novacea, Inc.

Statements of Operations

(in thousands, except per share amounts)

	Years ended December 31,
	2007	2006	2005
Collaboration revenue	$16,683	$371	$56
Operating expenses:
Research and development	36,055	21,809	17,808
General and administrative	17,279	11,306	7,112

Total operating expenses	53,334	33,115	24,920

Loss from operations	(36,651)	(32,744)	(24,864)
Interest and other income, net	4,120	3,116	1,059

Net loss	$(32,531)	$(29,628)	$(23,805)

Net loss per share, basic and diluted	$(1.35)	$(1.98)	$(17.03)

Shares used in computing basic and diluted net loss per share	24,158	14,991	1,398

See accompanying notes.

Novacea, Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2004	11,333	$82,944	1,202	$1	$459	$—	$(129)	$(37,944)	$(37,613)
Issuance of 616,088 shares of common stock for cash upon exercise of stock options at prices ranging from $0.53 to $1.93 per share	—	—	614	—	796	—	—	—	796
Impact of repurchase rights related to common shares issued pursuant to early exercises of stock options, net of vesting of prior years’ amounts	—	—	(319)	—	(453)	—	—	—	(453)
Issuance of 2,870,255 shares of Series C convertible preferred stock to investors at $8.75 per share for cash in December 2005, net of issuance costs of $35	2,871	25,080	—	—	—	—	—	—	—
Deferred compensation related to employee stock options	—	—	—	—	2,564	(2,564)	—	—	—
Amortization of deferred stock-based employee compensation		—	—	—	—	402	—	—	402
Stock compensation associated with stock options granted to non-employees	—	—	—	—	140	—	—	—	140

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(23,805)	(23,805)
Unrealized gain on cash equivalents and marketable securities	—	—	—	—	—	—	91	—	91
Comprehensive loss									(23,714)

Balance at December 31, 2005 (carried forward)	14,204	$108,024	1,497	$1	$3,506	$(2,162)	$(38)	$(61,749)	$(60,442)

See accompanying notes.

Novacea, Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)—(Continued)

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2005 (brought forward)	14,204	$108,024	1,497	$1	$3,506	$(2,162)	$(38)	$(61,749)	$(60,442)
Issuance of 222,594 shares of common stock for cash upon exercise of stock options at prices ranging from $0.53 to $5.25 per share	—	—	223	—	410	—	—	—	410
Impact of repurchase rights related to common shares issued pursuant to early exercise of stock options, net of vesting of prior years’ amounts	—	—	135	—	137	—	—	—	137
Issuance of 36,006 shares of Series C2 convertible preferred stock to investors at $8.75 per share for cash in January 2006, net of issuance costs of $44	36	306	—	—	—	—	—	—	—
Issuance of 6,907,500 shares of common stock for cash at a price of $6.50 per share in May 2006, net of issuance costs of $6	—	—	6,908	7	39,207	—	—	—	39,214
Issuance of 14,239,571 shares of common stock upon conversion of 49,838,605 shares of convertible preferred stock in May 2006	(14,240)	(108,330)	14,240	15	108,315	—	—	—	108,330
Stock based compensation for options granted to employees		—	—	—	702	—	—	—	702
Amortization of deferred stock-based compensation related to employee stock options	—	—	—	—	—	567	—	—	567
Deferred compensation related to cancellation of employee stock options	—	—	—	—	(327)	327	—	—	—
Stock compensation associated with stock options granted to non-employees	—	—	—	—	80	—	—	—	80
Stock compensation related to modification of stock options granted to employee	—	—	—	—	398	—	—	—	398
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(29,628)	(29,628)
Unrealized gain on cash equivalents and marketable securities	—	—	—	—	—	—	56	—	56

Comprehensive loss									(29,572)

Balance at December 31, 2006 (carried forward)	—	$—	23,003	$23	$152,428	$(1,268)	$18	$(91,377)	$59,824

See accompanying notes.

Novacea, Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)—(Continued)

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006 (brought forward)	—	$—	23,003	$23	$152,428	$(1,268)	$18	$(91,377)	$59,824
Issuance of 750,130 shares of common stock for cash upon exercise of stock options at prices ranging from $0.53 to $6.50 per share	—	—	750	1	1,189	—	—	—	1,190
Impact of repurchase rights related to common shares issued pursuant to early exercise of stock options, net of vesting of prior years’ amounts	—	—	104	—	159	—	—	—	159
Issuance of 1,490,868 shares of common stock for cash at $8.049 per share	—	—	1,491	2	11,998	—	—	—	12,000
Issuance of 46,885 shares of common stock as part of 2006 401-K matching valued at price of $6.10 per share on March 12, 2007	—	—	47	—	286	—	—	—	286
Stock based compensation for options granted to employees	—	—	—	—	2,746	—	—	—	2,746
Stock based compensation for restricted stock units granted to employees	—	—	—	—	1,415	—	—	—	1,415
Amortization of deferred stock-based compensation related to employee stock options	—	—	—	—	—	365	—	—	365
Deferred compensation related to cancellation of employee stock options	—	—	—	—	(633)	633	—	—	—
Stock compensation associated with stock options granted to non-employees	—	—	—	—	1	—	—	—	1
Stock compensation related to modification of stock options granted to employee	—	—	—	—	103	—	—	—	103
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(32,531)	(32,531)
Unrealized gain on cash equivalents and marketable securities	—	—	—	—	—	—	190	—	190

Comprehensive loss									(32,341)

Balance at December 31, 2007	—	$—	25,395	$26	$169,692	$(270)	$208	$(123,908)	$45,748

See accompanying notes.

Novacea, Inc.

Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2007	2006	2005
Operating activities
Net loss	$(32,531)	$(29,628)	$(23,805)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	151	126	119
Amortization of deferred stock-based employee compensation for employee stock options granted prior to January 1, 2006	365	567	402
Stock-based employee compensation expense for employee stock options and restricted stock units granted subsequent to January 1, 2006	4,161	702	—
Stock-based compensation related to modification of employee stock option	103	398	—
Non-cash stock compensation related to non-employees	1	80	140
Non-cash expense related to settlement of the Company’s liability under 401(k) Plan	21	—	—
Changes in operating assets and liabilities:
Accounts receivable	(11,522)	—	—
Other current assets	(551)	108	(240)
Other assets	(707)	42	(78)
Accounts payable and accrued liabilities	3,418	1,695	1,528
Deferred revenue	54,838	—	—

Net cash provided by (used in) operating activities	17,747	(25,910)	(21,934)

Investing activities
Purchases of property and equipment	(1,099)	(19)	(154)
Purchases of short-term investments	(128,369)	(97,156)	(16,321)
Maturities of short-term investments	108,822	61,545	40,378

Net cash provided by (used in) investing activities	(20,646)	(35,630)	23,903

Financing activities
Net proceeds from issuances of convertible preferred stock	—	306	25,080
Proceeds from issuances of common stock	13,190	39,624	796

Net cash provided by financing activities	13,190	39,930	25,876

Net increase (decrease) in cash and cash equivalents	10,291	(21,610)	27,845
Cash and cash equivalents at beginning of period	14,429	36,039	8,194

Cash and cash equivalents at end of period	$24,720	$14,429	$36,039

See accompanying notes.

Novacea, Inc.

Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

Novacea, Inc. (the “Company”) is a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. The Company was founded in February 2001, incorporated in the State of Delaware, and is located in California. The Company’s product portfolio features two clinical-stage oncology product candidates with worldwide rights, Asentar™ and AQ4N, each of which is a potential treatment for certain types of cancer. In May 2007, the Company signed an exclusive worldwide license agreement with Schering Corporation (“Schering”) for the development and commercialization of Asentar™. During the year ended December 31, 2007, the Company recorded material amounts of collaboration revenue and, as such, emerged from the development stage. The Company continues to be primarily involved in performing research and development activities, hiring personnel, licensing new products, and raising capital to support and expand these activities.

Reverse Stock Split

In March 2006, the Company’s board of directors approved a 1-for-3.5 reverse stock split of the Company’s common and convertible preferred stock, which was approved by the Company’s stockholders in April 2006. Such reverse stock split was effective on May 3, 2006. All share and per share amounts contained in the accompanying financial statements were retroactively adjusted to reflect the reverse stock split.

Initial Public Offering

On May 15, 2006, the Company completed its initial public offering, or IPO, of 6,250,000 shares of its common stock at the public offering price of $6.50 per share and on June 9, 2006, the underwriters of the Company’s initial public offering purchased an additional 657,500 shares of the Company’s common stock pursuant to their over-allotment option at the public offering price of $6.50 per share. Net proceeds from the initial public offering and the subsequent exercise of the underwriters’ over-allotment option to purchase additional shares of the Company’s common stock were approximately $39.2 million, after deducting underwriting discounts and commissions and other offering expenses. In connection with the closing of the initial public offering, all of the Company’s shares of convertible preferred stock outstanding at the time of the offering were automatically converted into 14,239,571 shares of common stock.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid securities with maturities of three months or less from the date of purchase to be cash equivalents.

Management determines the appropriate classification of securities at the time of purchase in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities and reevaluates such determination at each balance sheet date. The Company has classified its entire investment portfolio as available-for-sale. Management views its investment portfolio as available for use in current operations and, accordingly, has reflected all such investments as current assets although the stated

Novacea, Inc.

Notes To Financial Statements—(Continued)

maturity of individual investments may be one year or more beyond the balance sheet date. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses reported in “Accumulated other comprehensive income (loss)” as a separate component of stockholders’ equity. The cost of securities in this category is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in “Interest and other income, net.”

Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in interest and other income, net. When securities are sold, any associated unrealized gain or loss recorded as a separate component of stockholders’ equity is reclassified out of stockholders’ equity on a specific-identification basis and recorded in earnings for the period. Realized gains and losses on available-for-sale securities for the periods presented were not significant.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentration of credit risk consist primarily of cash, cash equivalents, and marketable securities. The Company’s investment policy restricts investments to high-quality investments and limits the amounts invested with any one issuer, industry, or geographic area. The goals of the investment policy are as follows: preservation of capital; fulfillment of liquidity needs; above-market returns versus industry averages; and fiduciary control of cash and investments. The Company’s exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of the Company’s investments are in short-term debt securities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are stated at cost, less accumulated amortization, and amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term of five years.

Long-Lived Assets

Long-lived assets include property and equipment and purchased licensed patent rights. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2007, there have been no such impairments.

Revenue Recognition

The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is

Novacea, Inc.

Notes To Financial Statements—(Continued)

allocated among the separate units of accounting based on their respective fair values. Applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

For each source of revenue, the Company complies with the above revenue recognition criteria in the following manner:

•

Non-refundable upfront reimbursement for past research and development (R&D) expenses and license fees received with separable stand-alone values are recognized when the technology is transferred, provided that the technology transfer is not dependent upon continued efforts by the Company with respect to the agreement. If the delivered technology does not have stand-alone value, or if objective and reliable evidence of the fair value of the undelivered products or services does not exist, the amount of revenue allocable to the delivered technology is deferred and amortized ratably over the related involvement period in which the remaining products or services are provided.

•

Revenue from reimbursement for the Company’s R&D efforts and commercialization-related services is recognized as the related costs are incurred. Such reimbursement is based upon direct costs incurred by the Company and negotiated rates for full time equivalent employees that are intended to approximate the Company’s actual costs. Differences, if any, between actual reimbursement and estimated reimbursement are reconciled and adjusted in the period which they become known, typically the following quarter. The Company’s costs associated with these R&D efforts are included in research and development expenses.

•

Payments received that are related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the milestone or event specified in the underlying contracts, which represents the culmination of the earnings process. Amounts received in advance, if any, are recorded as deferred revenue until the milestone is reached.

Comprehensive Loss

Comprehensive loss is composed of net loss and unrealized gains/losses on cash equivalents and marketable securities.

Stock-Based Compensation

Through December 31, 2005, the Company followed the intrinsic-value method of accounting as prescribed by the Accounting Principles Board (“APB”) Opinion No. 25. Under APB Opinion No. 25, compensation expense for employee stock options is based on the excess, if any, on the date of grant of the fair value of the Company’s common stock and the option exercise price. In December 2004, the Financial Accounting Standards Boards (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R requires companies to recognize an expense for share-based payment arrangements, including stock options and employee stock purchase plans, as of the beginning of the first fiscal year that starts after June 15, 2005. On January 1, 2006, the Company adopted SFAS No. 123R using the prospective transition method. Under the prospective transition method, beginning January 1, 2006, employee stock-based compensation cost recognized includes: (a) compensation cost for all stock-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value of those awards in accordance with the provisions of APB No. 25, and

Novacea, Inc.

Notes To Financial Statements—(Continued)

(b) compensation cost for all stock-based payment awards granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

SFAS No. 123R prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, the Company will only recognize a benefit from stock-based compensation in additional paid-in-capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the research tax credit through the statements of operations rather than through additional paid-in-capital.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, and the Emerging Issues Task Force (“EITF”) Consensus on Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of vested shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common securities, including options, common stock subject to repurchase, warrants and convertible preferred stock.

The following table presents the calculation of historical and basic and diluted net loss per share (in thousands, except per share amounts):

	Years ended December 31,
	2007	2006	2005
Historical:
Net loss	$(32,531)	$(29,628)	$(23,805)

Weighted-average number of common shares outstanding	24,210	15,346	1,558
Less: Weighted-average common shares subject to repurchase	(52)	(355)	(160)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	24,158	14,991	1,398

Basic and diluted net loss per share	$(1.35)	$(1.98)	$(17.03)

The following outstanding options, unvested restricted stock units, common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years ended December 31,
	2007	2006	2005
Options to purchase common stock	3,411	2,314	1,761
Unvested restricted stock units	495	—	—
Common stock subject to repurchase (weighted average basis)	52	355	160
Convertible preferred stock (as converted basis, until completion of the Company’s IPO in May 2006)	—	14,240	14,204

Novacea, Inc.

Notes To Financial Statements—(Continued)

Research and Development Costs

Research and development (“R&D”) expenditures are charged to operations as incurred, pursuant to SFAS No. 2, Accounting for Research and Development Costs.

Major components of R&D expenses consist of personnel costs, including salaries and benefits, clinical trials, materials and supplies, and allocations of R&D-related costs, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company. Payments made to other entities are under agreements that are generally cancelable by the Company.

The Company’s R&D activities can be separated into two primary categories: clinical development and drug product development. Clinical development costs consist primarily of Phase 1, 2 and 3 clinical trials. Drug product development costs consist of product formulation and chemical analysis.

Clinical trial costs are a significant component of R&D expenses. Currently, the Company manages its clinical trials through independent medical investigators at their sites and hospitals. The Company accrues costs for clinical trials based on estimates from its on-going monitoring of the levels of patient enrollment and other activities at the investigator sites.

The costs to acquire technologies to be used in research and development, but which have not reached technological feasibility and have no alternative future use are expensed when incurred. Payments to licensors that relate to the achievement of pre-approval development milestones are recorded as R&D expense when incurred.

Income Taxes

The Company uses the liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as the Company has incurred net losses to date.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). In September 2006, the FASB issued SFAS No. 157. The statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting FAS No. 157 on its financial statements.

Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (SFAS No. 141R). In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R establishes principles and requirements for recognizing and measuring assets acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. SFAS No. 141R also provides guidance for recognizing and measuring goodwill acquired in a business combination and requires the acquirer to disclose information it needs to evaluate and understand the financial effect of the business combination. As SFAS No. 141R is effective for business combinations for which the acquisition date is on or after December 15, 2008. The Company has not yet evaluated whether SFAS 141R will have a material impact to our prospective financial statements.

Novacea, Inc.

Notes To Financial Statements—(Continued)

2. Cash, Cash Equivalents and Marketable Securities

The following is a summary of the fair value of cash and cash equivalents and available-for-sale securities (in thousands):

	December 31, 2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$1,051	$—	$—	$1,051
Government and municipal obligations	—	—	—	—
Corporate debt securities	77,639	215	(7)	77,847
Money market funds	15,709	—	—	15,709

Total	$94,399	$215	$(7)	$94,607

Reported as:
Cash and cash equivalents	$24,720	$—	$—	$24,720
Marketable securities	69,679	215	(7)	69,887

Total	$94,399	$215	$(7)	$94,607

	December 31, 2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$350	$—	$—	$350
Government and municipal obligations	910	—	—	910
Corporate debt securities	51,221	20	(2)	51,239
Money market funds	12,080	—	—	12,080

Total	$64,561	$20	$(2)	$64,579

Reported as:
Cash and cash equivalents	$14,429	$—	$—	$14,429
Marketable securities	50,132	20	(2)	50,150

Total	$64,561	$20	$(2)	$64,579

At December 31, 2007, approximately $93.6 million of available-for-sale securities mature within one year of the balance sheet date. The average maturity of available-for-sale securities was approximately four months.

As of December 31, 2007, there were no available-for-sale securities that were in a continuous unrealized loss position for more than twelve months. The Company does not expect current credit market conditions to materially impact the fair value of its investment portfolio.

Novacea, Inc.

Notes To Financial Statements—(Continued)

3. Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31,
	2007	2006
Computer equipment and software	$782	$417
Furniture and fixtures	736	115
Leasehold improvements	113	—

	1,631	532
Less accumulated depreciation and amortization	(533)	(382)

Property and equipment, net	$1,098	$150

Depreciation and amortization expense for property and equipment for the years ended December 31, 2007, 2006 and 2005 was $151,000, $122,900 and $111,800, respectively.

4. Commitments and Contingencies

In June 2007, the Company entered into an operating lease for new corporate facilities located in South San Francisco, California. The lease for the new corporate facilities is non-cancelable and has a five-year term with a total obligation of $3.6 million. The Company moved into the new corporate facilities in October 2007. The Company may extend the lease term for an additional five year period following expiration of the original five-year term. The lease provides for periodic rent increases based upon previously negotiated or consumer price indexed adjustments, or in the case of an extension, market adjusted rates. Rent expense is recognized on a straight line basis over the term of the lease. As of December 31, 2007, the Company maintained a security deposit of $0.8 million required under conditions of the lease, which was recorded as a noncurrent asset on the Company’s balance sheet.

Aggregate future minimum lease payments under the operating lease are as follows (in thousands):

Year Ending December 31,
2008	$688
2009	709
2010	730
2011	752
2012	576

$3,455

Rent expense, net of sublease income, was approximately $774,000, $474,000 and $436,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Pursuant to the terms of our agreement with Plantex USA Inc., under certain circumstances we may incur annual purchase obligations in connection with Plantex’s obligation to supply the Company with calcitriol, the active ingredient in Asentar™, for use in clinical trials and other development activities and for commercial sale. This contingency totals approximately $2.4 million in 2008 through 2010.

The Company is subject to various claims and assessments in the ordinary course of business. None of these matters are expected to have a material adverse effect on the Company’s financial position or results of operations.

Novacea, Inc.

Notes To Financial Statements—(Continued)

5. Collaboration Agreements

Aventis. In each of August 2002 and 2003, the Company entered into agreements with Aventis under which Aventis agreed to provide grant revenue payments totaling up to $3.0 million and up to $0.4 million, respectively, to the Company. The grant revenues provide for partial reimbursement of approved costs incurred, as defined in the agreements, and are contingent upon the achievement of milestones regarding the progress of two clinical trials involving Asentar™ and Aventis’ Taxotere® oncology product. The Company is required to provide Aventis with a final report for both of the clinical trials upon their completion. Under the agreements, Aventis has no product rights to Asentar™. However, Aventis does have co-ownership rights to certain inventions that arose from the Company’s Phase 2 clinical trial involving the use of Asentar™ and Taxotere in the treatment of patients with androgen-independent prostate cancer, or AIPC.

The Company recorded revenue under the two agreements with Aventis of zero, $0.4 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. From inception, the costs incurred under the collaboration agreements have exceeded the revenues recognized.

Schering Corporation. In May 2007, the Company signed an exclusive worldwide License, Development and Commercialization Agreement with Schering Corporation, a wholly-owned subsidiary of Schering-Plough Corporation (“Schering”), for the development and commercialization of Asentar™ (the “Collaboration Agreement”) in androgen-independent prostate cancer, or AIPC, earlier stages of prostate cancer, and other types of cancers, including pancreatic cancer.

The Collaboration Agreement became effective on June 26, 2007, following clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In July 2007, the Company received non-refundable upfront payments from Schering totaling $60 million, of which $35 million was reimbursement for past research and development expenses and $25 million was a license fee. The Company is also eligible to receive up to $380 million in pre-commercial milestone payments, as well as royalties on worldwide sales of Asentar™ based on tiered royalty percentage rates that range from the high teens to the mid-twenties, depending on annual product sales levels. The Company is recognizing revenues from the upfront payments ratably over an estimated six-year development period starting on June 26, 2007 and ending in June 2013.

The Company recorded revenue under the agreement with Schering of $16.7 million during the year ended December 31, 2007. The revenue recognized in connection with the upfront payment in the year ended December 31, 2007 was $5.2 million. Revenue from reimbursement for the Company’s R&D efforts on Asentar™ is recognized as the related costs are incurred. The revenue from reimbursement for the Company’s R&D efforts on Asentar™ during the year ended December 31, 2007 was $11.5 million. All payments received from Schering are non-refundable.

Under the terms of the Collaboration Agreement, the Company and Schering established a joint development committee and joint commercialization committee, which are responsible for reviewing the development and commercialization activities, respectively, of the collaboration. The Company and Schering have agreed on an initial development plan (the “Core Development Plan”) and a Forward Development Plan governing the development of the products licensed under the Collaboration Agreement. The Company has the right, but not an obligation, to participate in these joint committees and Schering has final decision-making authority with respect to the development and commercialization of Asentar™.

In July 2007, pursuant to the terms of the Collaboration Agreement, the Company sold to Schering 1,490,868 shares of its common stock for cash of $8.05 per share, for an aggregate purchase price of $12.0 million under a Common Stock Purchase Agreement.

Novacea, Inc.

Notes To Financial Statements—(Continued)

In November 2007, the Company ended its ASCENT-2 Phase 3 clinical trial of Asentar™ for treatment of AIPC due to an unexplained imbalance of deaths between the treatment and control arms of the trial. As a precautionary measure, the Company also suspended enrollment in its Phase 2 clinical trial of Asentar™ for the treatment of advanced pancreatic cancer and in each of the other ongoing investigator-sponsored trials involving the use of Asentar™. Together with Schering, the Company is reviewing and analyzing the data from the ASCENT-2 Phase 3 clinical trial in an attempt to determine the reason for the higher number of deaths in the treatment arm and, depending on the results of this analysis the Company intends to decide with Schering whether or not to continue development efforts with respect to Asentar™. If development efforts on Asentar™ under the Collaboration Agreement are discontinued, the Company would no longer recognize revenue from Schering related to the reimbursement of its related development efforts other than for the costs incurred by the Company for the wind-down of activities for the then ongoing Asentar™ development programs. Additionally, in this situation, the period over which the Company is currently recognizing revenues from the upfront payments received from Schering, which is currently estimated to be six years and represents the estimated period for which the Company believes it has significant obligations under the Collaboration Agreement, may be shortened to reflect any reduced future development period. The deferred revenue related to the upfront payments from Schering as of December 31, 2007, was $54.8 million.

As described in Note 9 to the financial statements, on April 4, 2008, Schering delivered written notice of Schering’s termination of the Collaboration Agreement as of that date.

In connection with the Collaboration Agreement, the Company amended and restated its supply agreement with Plantex USA Inc., its exclusive license agreement with Oregon Health & Science University (the “OHSU License Agreement”), and its license agreement with the University of Pittsburgh of the Commonwealth System of Higher Education (the “University of Pittsburgh License Agreement”). Each agreement was revised to align with the Company’s sublicensing of Asentar™ to Schering and to better facilitate the commercialization of licensed products under the Collaboration Agreement.

Under the amended and restated supply agreement, Novacea is allowed to maintain, and may purchase a certain amount of calcitriol from, a qualified second source manufacturer of calcitriol in any calendar year. Additionally, Novacea has the right to commit Plantex to manufacture calcitriol over a certain period at a premium price over the manufacturing cost.

6. Licensed Technology

Oregon Health & Science University. In June 2001, the Company entered into an exclusive, worldwide license with Oregon Health & Science University, or OHSU, to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. In connection with entering into this license, the Company issued 228,571 shares of its common stock to OHSU. Because the technology licensed related to a patent application for a method of use utilized in research and development and there was no alternative future use for the technology, the Company recorded the fair value of the licensed technology as $120,000, based on the fair value of the shares issued, as research and development expense. In connection with the Collaboration Agreement with Schering, the Company amended and restated its exclusive license agreement with OHSU in May 2007. Under the amended OHSU License Agreement, the Company paid OHSU in September 2007 a sublicensing fee of $3.8 million, equal to 15% of the $25 million license fee received under the Collaboration Agreement with Schering which was a provision under the original OHSU License Agreement. This amount was recorded as research and development expense because the technology rights are being utilized in research and development, and it is not clear that an alternative future use exists for such technology. As of December 31, 2007 and under the terms of the agreement, the Company may be obligated in the future to make certain

Novacea, Inc.

Notes To Financial Statements—(Continued)

milestone payments to OHSU of up to an aggregate of $0.6 million, which milestone payments are contingent upon the occurrence of certain clinical development and regulatory events related to Asentar™. Payments to OHSU that relate to pre-approval development milestones are recorded as research and development expense when incurred. The Company is obligated to pay to OHSU certain royalties on net sales of Asentar™, which royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar™. The Company has agreed to pay OHSU a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement, and the Company has agreed to indemnify OHSU and certain of its affiliates against liability arising out of the exercise of patent rights under the agreement. Furthermore, in addition to customary termination provisions for breach or bankruptcy, OHSU may also terminate the license agreement if the Company does not proceed reasonably with the development and practical application of the products and processes covered under the license or does not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

University of Pittsburgh. In July 2002, the Company acquired an exclusive, worldwide license from the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, to utilize specific technology under certain patent rights and know-how related to the use of calcitriol, and its derivatives and analogs, with certain chemotherapies. In exchange for this license, the Company issued 14,285 shares of common stock and paid cash consideration of $100,000 to the University of Pittsburgh. The Company capitalized the licensed patent rights of $109,000, included in “Other assets” on the accompanying balance sheet, and is amortizing the asset on a straight-line basis over the estimated useful life of the patents, or approximately 15 years. The net carrying value of the licensed patent rights at December 31, 2007 and 2006 was $73,000 and $80,000, respectively. The amortization expense of the licensed patent rights was $7,000 for each of the years ended December 2007, 2006 and 2005, and is expected to be $7,000 per year through 2017. In addition, the Company is obligated to issue an additional 14,285 shares of its common stock to the University of Pittsburgh upon the issuance of certain claims included in one of several U.S. patents that are subject to this license. Under the terms of the agreement, the Company is obligated to pay the University of Pittsburgh certain royalties on net sales of Asentar™ when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar™. In connection with the Schering Collaboration Agreement, the Company amended and restated its license agreement with the University of Pittsburgh of the Commonwealth of Higher Education in May 2007. Under the amended University of Pittsburgh License Agreement, the Company paid in August 2007 a sublicensing fee of $1.3 million, equal to 5% of the $25 million license fee received under the Collaboration Agreement with Schering, effective in June 2007, which was a provision under the original University of Pittsburgh License Agreement. The sublicensing fee was recorded as research and development expense during the year ended December 31, 2007, because the technology rights are being utilized in research and development, as we do not believe that an alternative future use exists for such technology. As of December 31, 2007 and under the terms of the agreement, the Company may be obligated through 2012 to make certain minimum royalty payments to the University of Pittsburgh of up to an aggregate of $1.2 million, which royalty payments are contingent upon continuation of the license agreement and are creditable against the Company’s other royalty obligations that are actually due in any calendar year. This minimum royalty payment obligation began in July 2003. Minimum royalty payments to the University of Pittsburgh in advance of Asentar™ marketing approval are recorded as research and development expense when incurred. The Company has agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing prosecution and maintenance of the patent rights underlying the agreement.

Novacea, Inc.

Notes To Financial Statements—(Continued)

KuDOS Pharmaceuticals Limited. In December 2003, the Company entered into a license agreement with KuDOS Pharmaceuticals Limited, or KuDOS, which was acquired in early 2006 by AstraZeneca PLC. Under this license agreement, the Company obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how acquired or to be acquired by KuDOS from a third party to the Company’s AQ4N product candidate for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. The Company also received a sub-license to certain patents relating to AQ4N from a third party licensor to KuDOS. Upon signing the agreement in December 2003, the Company paid KuDOS an up-front fee of $1.0 million. Additionally, the Company made a $1.0 million milestone payment to KuDOS in 2004. Each of the two payments was recorded as research and development expense in the period because the licensed technology was incomplete and had no alternative future use. Payments to KuDOS that relate to pre-approval development milestones are recorded as research and development expense when incurred.

In April 2007, the Company terminated the December 2003 license agreement under which it licensed KuDOS’ North American rights to AQ4N and entered into a worldwide license agreement directly with the primary licensor to KuDOS, BTG International Limited. Relatedly, in April 2007, the Company entered into an assignment of KuDOS’ ownership of rights, title and interests in patents and know-how related to AQ4N. As of December 31, 2007 and under the terms and conditions of the assignment agreement, the Company may be obligated in the future to make a payment to KuDOS of $5.0 million upon achievement of a certain milestone tied to the Company’s AQ4N sales reaching a specified dollar level. No future pre-approval development milestones or royalties will be due to KuDOS under this agreement.

BTG International Limited. In April 2007, the Company entered into a novation and license agreement with BTG International Limited, or BTG, the primary licensor to KuDOS regarding AQ4N. The Company acquired the worldwide, exclusive rights to patents and know-how for the development, manufacture and use of AQ4N for the diagnosis, treatment and prevention of human diseases. In May 2007, the Company paid BTG $1.4 million as an up-front payment, which was recorded as a research and development expense. Under the terms and conditions of the agreement, the Company is obligated to pay BTG approximately £50,000 (approximately $0.1 million) per year beginning in 2008 until the Company receives regulatory approval for AQ4N. Further, under the agreement, the Company may be obligated in the future to make certain milestone payments to BTG up to approximately £6.0 million (approximately $11.9 million), which are contingent upon the occurrence of certain clinical development and regulatory events related to AQ4N. Payments to BTG that relate to pre-approval development milestones will be recorded as research and development expense when incurred. In addition, the Company is obligated to pay BTG certain annual royalties based on net sales of AQ4N, which are subject to annual minimum royalty payment amounts, and which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N. The Company also agreed to pay BTG a certain percentage of any sub-license revenues that the Company receives. The license agreement will terminate on a country-by-country basis on the expiration date in the applicable country of the last-to-expire patent licensed to the Company under the agreement. In addition to customary termination provisions, including breach of the agreement and bankruptcy, BTG may terminate the license agreement if the Company directly or indirectly opposes or assists any third party in opposing BTG’s patents. The Company may terminate the agreement by giving notice to BTG at any time, which termination shall be effective six months after such notice and upon transfer of ownership to BTG or its designee of certain rights as required by the agreement, subject to certain payments. As of December 31, 2007, the only payment that the Company has made to BTG is the up-front payment of $1.4 million.

Novacea, Inc.

Notes To Financial Statements—(Continued)

7. Convertible Preferred Stock and Stockholders’ Equity

Convertible Preferred Stock

On January 13, 2006, the Company sold 36,006 shares of Series C convertible preferred stock to a number of existing holders of its preferred stock at a price of $8.75 per share, for net proceeds of approximately $0.3 million.

Immediately prior to the completion of the Company’s initial public offering of 6,250,000 shares of its common stock, which occurred on May 15, 2006, all of the shares of convertible preferred stock outstanding converted into 14,239,571 shares of common stock.

Stock Option Plans

2006 Incentive Award Plan

In March 2006, the Company’s board of directors adopted the 2006 Incentive Award Plan (the “2006 Plan”), which was approved by the Company’s stockholders in April 2006. The 2006 Plan is intended to serve as the successor equity incentive program to the Amended 2001 Stock Option Plan (the “2001 Plan”). The 2006 Plan became effective upon the completion of the Company’s initial public offering, at which time options could no longer be granted under the 2001 Plan, and the 2006 Plan will terminate on the earlier of (i) ten years after its approval by the Company’s stockholders or (ii) when the Company’s compensation committee, with the approval of the Company’s board of directors, terminates the 2006 Plan. The 2006 Plan provides for the granting of incentive stock options, non-qualified stock options, restricted stock, performance share awards, performance stock units, dividend equivalents, restricted stock units, stock payments, deferred stock, performance-based awards and stock appreciation rights. In the years ended December 31, 2007 and 2006, the Company granted both non-qualified and incentive stock options under the 2006 Plan. The employee stock options generally vest over four years, are exercisable over a period not to exceed the contractual term of ten years from the date the stock options are issued and are granted at prices equal to the fair value of our common stock on the grant date. In the year ended December 31, 2007, the Company granted restricted stock units under the 2006 Plan. The restricted stock units generally vest over two years. Stock option and restricted stock units exercises are settled with newly issued common stock from the 2006 Plan’s previously authorized and available pool of shares. A total of 2,500,000 shares of common stock have been authorized for issuance pursuant to the 2006 Plan, plus the number of shares of the Company’s common stock available for issuance under the 2001 Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the number of shares of common stock reserved for issuance under the 2006 Plan will increase automatically on the first day of each fiscal year, beginning in 2007, by a number of shares equal to the least of: (i) 4.5% of shares of the Company’s common stock outstanding on a fully diluted basis on such date; (ii) 2,000,000 shares; or (iii) a smaller number determined by the Company’s board of directors.

The Company’s 2006 Plan provides for grants of restricted stock units to employees as part of the Company’s long-term incentive compensation program. During the year ended December 31, 2007, the Company’s board of directors approved grants totaling 657,000 restricted stock units to its employees, including executive officers. Restricted stock units have no exercise price, are valued using the closing market price on the date of grant and vest as determined by the board of directors, typically in annual tranches over a two-or three-year period at different rates. Restricted stock units granted under the 2006 Plan expire no more than ten years after the date of grant. At December 31, 2007, 495,000 restricted stock units remain unvested and outstanding.

At December 31, 2007 and 2006, a total of 4,106,851 and 2,957,136 shares of common stock, respectively, had been authorized for issuance under the 2006 Plan. The 2006 Plan is the successor equity incentive program to

Novacea, Inc.

Notes To Financial Statements—(Continued)

the Amended 2001 Stock Option Plan. The 2006 Incentive Award Plan became effective upon the completion of the Company’s initial public offering, at which time options could no longer be granted under the Amended 2001 Stock Option Plan.

2001 Stock Option Plan

In 2001, the Company’s board of directors and stockholders adopted the 2001 Plan. This plan provides for the granting of incentive and non-statutory stock options to employees, officers, directors, and non-employees of the Company. Incentive stock options may be granted with exercise prices of not less than fair value, and non-statutory stock options may be granted with an exercise price of not less than 85% of the fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company must have an exercise price of not less than 110% of the fair value of the common stock on the date of grant. In the years ended December 31, 2006 and 2005, the Company granted both non-qualified and incentive stock options under the 2001 Plan. The employee stock options generally vest over four years, are exercisable over a period not to exceed the contractual term of ten years from the date the stock options are issued and are granted at prices equal to the fair value of our common stock on the grant date. Stock option exercises were settled with newly issued common stock from the 2001 and 2006 Plans’ previously authorized and available pool of shares. At December 31, 2007, there are no shares available for future grant under this plan.

2006 401(k) Plan

The Company maintains a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees who are 21 years of age or older and have been employed by the Company for at least 1 month are eligible to participate. The Company’s 401(k) Plan is a discretionary contribution plan, whereby participants may voluntarily make pre-tax contributions to the 401(k) plan of up to a maximum statutory limit. The 401(k) plan provides for discretionary matching contributions in the form of shares of common stock or cash. Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. For the plan years ending December 31, 2007 and 2006, the Company’s board approved a 50% matching contribution on pretax deferrals made by each participant. For each of the years ended December 31, 2007 and 2006, the Company recorded compensation expense of $0.3 million for the Company’s 50% common stock matching contribution. The Company did not make any matching contributions during the year ended December 31, 2005.

Stock-based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment—An Amendment of FASB Statements No. 123 and 95. This revised standard addresses the accounting for stock-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the compensation transactions using the intrinsic-value method in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in the statements of operations.

Novacea, Inc.

Notes To Financial Statements—(Continued)

The components of the stock-based compensation for employees and non-employees recognized in the Company’s statements of operations are as follows (in thousands):

	Years ended December 31,
	2007	2006	2005
Research and development	$1,145	$404	$138
General and administrative	3,485	1,343	404

Total stock based compensation	$4,630	$1,747	$542

Employee Stock-Based Awards Granted Prior to January 1, 2006

Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company’s common stock over the option exercise price on the measurement date, which is typically the date of grant.

The Company determined in 2005 that, for accounting purposes, the estimated fair value of the Company’s common stock was greater than the exercise price for certain options granted to employees during 2005. The Company recorded deferred stock-based employee compensation of $2.6 million for these options as a component of stockholders’ equity, which is being amortized as a non-cash expense, as adjusted by unvested options cancelled as a result of employee terminations, over the vesting period of the applicable option, which is generally four years, on a straight line basis. As such, for the year ended December 31, 2007, the Company recorded amortization expense of $365,000 and reversed $633,000 of deferred stock-based compensation related to unvested options cancelled as a result of employee terminations. The expected future amortization expense related to employee options granted prior to January 1, 2006 is as follows (in thousands):

Year ending December 31,
2008	$162
2009	108

$270

Employee Stock-Based Awards Granted On or Subsequent to January 1, 2006

Compensation cost for employee stock-based awards granted on or after January 1, 2006, the date the Company adopted SFAS No. 123R, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and is recognized over the vesting period of the applicable award on a straight-line basis. During the year ended December 31, 2007, the Company issued employee stock-based awards in the form of stock options and restricted stock units. During the year ended December 31, 2006, the Company issued employee stock-based awards in the form of stock options.

Novacea, Inc.

Notes To Financial Statements—(Continued)

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

	Years ended December 31,
	2007	2006
Stock Option Plans
Weighted-average expected term	6.1 years	6.1 years
Expected volatility	70.7%	72.4%
Risk-free interest rate	4.0%	4.8%
Dividend yield	0.0%	0.0%

Weighted-Average Expected Term. Under the Company’s Stock Option plans, the expected term of options granted is determined using the “shortcut” method, as illustrated in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 107. Under this approach, the expected term is presumed to be the average of the vesting term and the contractual term of the option. The shortcut approach is not permitted for options granted, modified or settled after December 31, 2007.

Volatility. Since the Company is a reasonably new public entity with limited historical data regarding the volatility of its common stock, the expected volatility used for 2007 and 2006 is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options or purchase rights.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. The Company’s estimated annual forfeiture rate is approximately 12.6%. If the Company’s actual forfeiture rate is materially different from the above estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

As of December 31, 2007, there was $7.5 million of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested employee stock option awards granted after January 1, 2006, which are expected to be recognized over a weighted average period of 3 years. As of December 31, 2007, there was $2.4 million of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested restricted stock units granted to employees after January 1, 2006, which are expected to be recognized over a weighted average period of 2 years.

Novacea, Inc.

Notes To Financial Statements—(Continued)

Stock Option and Restricted Stock Unit Activity

The following table summarizes option and restricted stock unit activity under the Company’s plans including stock options granted to non-employees:

	Shares Available for Grant	Options Outstanding	Option Weighted- Average Exercise Price per Share
	(in thousands, except per share amounts)
Balance at December 31, 2004	429	1,775	$1.12
Additional shares authorized	500	—	—
Options granted	(767)	767	2.27
Options exercised	—	(614)	1.30
Shares repurchased	—	(2)	1.05
Options canceled	165	(165)	1.15

Balance at December 31, 2005	327	1,761	1.56
Additional shares authorized	2,500	—	—
Options granted	(929)	929	6.38
Options exercised	—	(223)	1.83
Options canceled	153	(153)	2.45

Balance at December 31, 2006	2,051	2,314	3.42
Additional shares authorized	1,151	—	—
Options granted	(2,936)	2,936	4.75
Restricted stock units granted	(657)	—	—
Options exercised	—	(750)	1.59
Options canceled or forfeited	1,089	(1,089)	6.54
Restricted stock units cancelled	102	—	—

Balance at December 31, 2007	800	3,411	3.99

The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $348,000, $367,000, and $754,000, respectively. The amount of cash received from exercise of stock options during the years ended December 31, 2007, 2006 and 2005 was $1,189,000, $410,000, and $796,000, respectively. At December 31, 2007, the aggregate intrinsic value of the stock options outstanding was $0.9 million. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2007, 2006 and 2005 was $9.5 million, $4.0 million and $1.2 million, respectively.

Restricted stock units and stock options granted to certain executive officers of the Company contained an accelerated vesting feature, which was reached upon effective date of the Collaboration Agreement with Schering in June 2007 and resulted in additional stock based compensation of $0.6 million recorded in the year ended December 31, 2007.

Novacea, Inc.

Notes To Financial Statements—(Continued)

At December 31, 2007, 1,234,000 of the outstanding options to purchase shares of common stock of the Company were exercisable at a weighted average price per share of $3.83. The options outstanding as of December 31, 2007 are summarized in the following table:

Exercise Price per Share	Number of Options Outstanding	Number of Options Vested	Weighted- Average Remaining Contractual Life
	(in thousands)		(in years)
$0.53	62	62	3.99
$0.63	2	2	4.41
$1.05	46	46	5.31
$1.30	274	274	6.26
$1.58	46	46	7.36
$1.93	83	83	7.70
$2.81	400	—	9.90
$3.03	1,201	—	9.95
$5.25	70	70	7.92
$5.90	386	180	9.05
$6.17	250	212	8.97
$6.21	98	67	8.70
$6.50	369	187	8.36
$6.82	14	—	9.12
$7.23	20	5	8.88
$7.90	35	—	9.72
$8.46	42	—	9.32
$9.39	13	—	9.49

	3,411	1,234

Options granted under the Amended 2001 Stock Option Plan may be exercised prior to vesting, with the underlying shares subject to the Company’s right of repurchase, which lapses over the vesting term. In accordance SFAS No. 123R, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued until those shares vest. Therefore, cash received in exchange for exercised and unvested shares related to stock options granted after that date is recorded as a liability for early exercise of stock options on the accompanying balance sheets, and will be transferred into common stock and additional paid-in capital as the shares vest. In addition to the options outstanding as reflected in the above tables, at December 31, 2007 and December 31, 2006, there were 20,903 and 233,490 shares of common stock subject to repurchase at prices ranging from of $1.05 to $5.25 per share under option grants made after March 21, 2002, for which the Company recorded $39,000 and $376,000, respectively, as liabilities. Such shares will be reflected as shares outstanding when the shares vest.

Modification of Employee Stock-Based Awards

On December 13, 2006, the Company entered into a General Release and Separation Agreement (the “Separation Agreement”) with its former Chief Executive Officer, which agreement was effective December 20, 2006. In the year ended December 31, 2006, the Company recorded compensation cost of $0.9 million for payments and benefits received by the former Chief Executive Officer pursuant to his Separation Agreement, equal to (i) several cash payments in the total amount of $0.5 million paid over the year ended December 31,

Novacea, Inc.

Notes To Financial Statements—(Continued)

2007, and (ii) stock-based compensation cost of $0.4 million resulting from the acceleration of vesting terms associated with options outstanding to purchase 80,125 shares of common stock. The former Chief Executive Officer exercised his vested stock options before December 31, 2007.

The Company accounted for the acceleration of the former Chief Executive Officer’s stock options under the rules of SFAS No. 123R, Share-Based Payment, which requires that a modification of the terms or conditions of an equity award be treated as an exchange of the original award for a new award. The incremental stock-based compensation cost of $0.4 million was measured as of December 20, 2006, and is equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification of the award.

Non-employee Stock Option Awards

During the year ended December 31, 2006 the Company has granted options to non-employees to purchase 6,856 shares of common stock at exercise prices of $6.50 per share. During the year ended December 31, 2007, the Company did not grant any new non-employee options to purchase shares of common stock. The Company remeasures the non-employee options as they vest using the Black-Scholes valuation model, using a volatility rate of 70.7%, an expected life representing the remaining contractual life, which ranges from 1 to 10 years, an expected dividend yield of 0% and a weighted average risk-free interest rate of 4.0%.

Shares Reserved for Future Issuance

At December 31, 2007, the Company had shares reserved for future issuance as follows (in thousands):

Stock option plans:
Outstanding stock options	3,411
Reserved for future grants	800
Outstanding restricted stock units	555

Total	4,766

8. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2007	2006
Deferred tax assets:
Federal and state net operating losses	$33,057	$34,181
Deferred revenues	12,741	—
Research credits	2,596	1,820
Stock-based compensation	1,553	465
Other	523	925

Total deferred tax assets	50,470	37,391
Valuation allowance	(50,470)	(37,391)

Net deferred tax assets	$—	$—

Novacea, Inc.

Notes To Financial Statements—(Continued)

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $13.1 million and $11.8 million for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $83.1 million and research credits of approximately $2.3 million, which will expire beginning in the year 2021. The Company also had state net operating loss carry-forwards of approximately $82.5 million, which expire beginning in 2013. The Company also had state research credits of approximately $2.2 million, which have no expiration date.

Utilization of the net operating loss carry-forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carry-forwards and credits before utilization.

The Company is tracking a portion of its deferred tax assets attributable to stock option benefits in a separate memo account pursuant to SFAS No. 123R. Therefore, these amounts are no longer included in the Company’s gross or net deferred tax assets. Pursuant to SFAS No. 123R, the benefit of these stock options will only be recorded to equity when they reduce cash taxes payable. As of December 31, 2007 the portion of the stock option benefit which will be recorded to stockholders’ equity is approximately $73,000.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007. As of the date of adoption, the Company recorded a $1.2 million reduction to deferred tax assets and the associated valuation allowance for unrecognized tax benefits. If the unrecognized tax benefits were recognized, there would be no impact on the effective tax rate. Our policy is to record interest and penalties in tax expense in the statements of operations and none have been recorded. We do not expect any material changes to the unrecognized tax benefit during 2008.

The Company files U.S. and state income tax returns with varying statutes of limitations. The tax years from inception in 2001 forward remain open to examination due to the carryover of unused net operating losses and tax credits.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

Balance as of January 1, 2007	$1,250
Increases related to current year tax positions	85

Balance as of December 31, 2007	$1,335

Novacea, Inc.

Notes To Financial Statements—(Continued)

9. Unaudited Financial Information

Quarterly Results of Operations

The following table presents our unaudited statements of operations data for each of the eight quarters in the period ended December 31, 2007. The information has been presented on the same basis as the audited financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period.

Unaudited Quarterly Results of Operations

(in thousands, except per share amounts)

	Three Months Ended
	Dec 31, 2007	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006
Collaboration revenue	$7,981	$8,566	$136	$—	$—	$—	$—	$371
Operating expenses:
Research and development	7,507	9,552	11,444	7,552	4,971	4,742	5,508	6,588
General and administrative	4,386	3,634	5,384	3,875	3,754	3,175	2,626	1,751

Total operating expenses	11,893	13,186	16,828	11,427	8,725	7,917	8,134	8,339

Loss from operations	(3,912)	(4,620)	(16,692)	(11,427)	(8,725)	(7,917)	(8,134)	(7,968)
Interest and other income, net	1,284	1,383	665	788	909	977	735	495

Net loss	$(2,628)	$(3,237)	$(16,027)	$(10,639)	$(7,816)	$(6,940)	$(7,399)	$(7,473)

Net loss per share, basic and diluted	$(0.10)	$(0.13)	$(0.69)	$(0.46)	$(0.34)	$(0.30)	$(0.60)	$(4.75)

Shares used in computing basic and diluted net loss per share	25,262	24,923	23,303	23,095	22,922	22,903	12,425	1,572

Condensed Financial Statements

for the Three and Nine Months Ended September 30, 2008 and 2007 (Unaudited)

Novacea, Inc.

Condensed Balance Sheets

(In thousands, except for share and per share amounts)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$8,158	$24,720
Marketable securities	81,381	69,887
Interest receivable	430	659
Accounts receivable	—	11,522
Other current assets	492	991

Total current assets	90,461	107,779
Property and equipment, net	478	1,098
Other assets	774	943

Total assets	$91,713	$109,820

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,302	$4,199
Accrued compensation	1,667	2,086
Deferred revenue	—	9,968
Other accrued liabilities	547	2,874
Liability for early exercise of stock options	19	39

Total current liabilities	4,535	19,166
Non-current deferred revenue	—	44,870
Other long-term liabilities	64	36

Total liabilities	4,599	64,072
Stockholders’ equity:
Common stock, $0.001 par value—100,000,000 shares authorized; 25,900,292 and 25,394,852 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	26	26
Additional paid-in-capital	171,984	169,692
Deferred stock-based employee compensation	(97)	(270)
Accumulated other comprehensive income	39	208
Accumulated deficit	(84,838)	(123,908)

Total stockholders’ equity	87,114	45,748

Total liabilities and stockholders’ equity	$91,713	$109,820

See accompanying notes.

Novacea, Inc.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Collaboration revenue	$93	$8,566	$60,621	$8,702
Operating expenses:
Research and development	1,932	9,552	11,563	28,548
General and administrative	5,612	3,634	12,263	12,893

Total operating expenses	7,544	13,186	23,826	41,441

Income (loss) from operations	(7,451)	(4,620)	36,795	(32,739)
Interest and other income, net	570	1,383	2,275	2,836

Net income (loss)	$(6,881)	$(3,237)	$39,070	$(29,903)

Net income (loss) per share:
Basic	$(0.27)	$(0.13)	$1.52	$(1.26)

Diluted	$(0.27)	$(0.13)	$1.51	$(1.26)

Shares used in computing net income (loss) per share:
Basic	25,870	24,923	25,785	23,787

Diluted	25,870	24,923	25,918	23,787

See accompanying notes.

Novacea, Inc.

Condensed Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Operating activities
Net income (loss)	$39,070	$(29,903)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	641	88
Loss on disposal of fixed assets	3	—
Amortization of deferred stock-based employee compensation for employee stock options granted prior to January 1, 2006	83	305
Stock-based employee compensation expense for employee stock options and restricted stock units granted subsequent to January 1, 2006	1,844	3,043
Stock-based compensation related to modification of employee stock option	89	—
Non-cash stock compensation related to non-employees	29	1
Non-cash (credit) expense related to settlement of the Company’s liability under 401(k) Plan	(10)	22
Changes in operating assets and liabilities:
Account receivable	11,522	(6,053)
Other current assets	728	(366)
Other assets	169	(837)
Accounts payable and accrued liabilities	(4,324)	3,365
Deferred revenue	(54,838)	57,351

Net cash (used in) provided by operating activities	(4,994)	27,016

Investing activities
Purchases of property and equipment	(24)	(548)
Purchases of marketable securities	(111,810)	(104,523)
Maturities of marketable securities	100,147	68,072

Net cash used in investing activities	(11,687)	(36,999)

Financing activities
Proceeds from issuances of common stock, net of repurchases	119	12,685

Net cash provided by financing activities	119	12,685

Net increase (decrease) in cash and cash equivalents	(16,562)	2,702
Cash and cash equivalents at beginning of period	24,720	14,429

Cash and cash equivalents at end of period	$8,158	$17,131

See accompanying notes.

Novacea, Inc.

Notes to Condensed Financial Statements

1. Organization and Summary of Significant Accounting Policies

Novacea, Inc. (the “Company”) began as biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. The Company was founded in February 2001 and is incorporated in the State of Delaware. The Company’s product portfolio features two clinical-stage oncology product candidates with worldwide rights, Asentar™ and AQ4N, each of which Novacea attempted to develop as a potential treatment for certain types of cancer. Novacea stopped all clinical trials in November 2007 on its lead product candidate, Asentar™, after a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC, demonstrated an unexplained imbalance of deaths between the treatment and control arms of the trial. In January 2008, Novacea also terminated its early stage clinical trials for its second product candidate, AQ4N, in connection with the Company’s decision to scale back clinical development activities for Asentar™ and AQ4N in order to preserve capital resources. After ending all of its clinical trials, Novacea began to explore potential strategic alternatives, established processes for identifying and evaluating those alternatives, and committed to a restructuring plan that reduced spending while maintaining the capabilities needed to conduct some activities related to Asentar™ and AQ4N. This plan has reduced the Novacea workforce to nine employees as of October 1, 2008, each of whom is primarily involved in financial and administrative roles. Novacea no longer has employees engaged in development and commercialization activities. See Note 2 for proposed merger with Transcept Pharmaceuticals, Inc.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required for complete financial statements. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s interim financial information. The results for the three months and nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year ending December 31, 2008 or for any other interim period or any other future year.

The accompanying unaudited condensed financial statements and notes to financial statements should be read in conjunction with the Company’s audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the United States Securities and Exchange Commission on March 17, 2008.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, less accumulated amortization, and amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term of five years.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

In connection with exploration of potential strategic alternatives, and the merger agreement described in Note 2, on July 1, 2008, the Company reviewed the estimated useful lives of all its property and equipment. The estimated remaining life of property and equipment, including leasehold improvements, which previously ranged from three to five years, was changed to six months. The change in the estimated useful life resulted in $0.4 million increase in depreciation expense during the three months ended September 30, 2008.

Revenue Recognition

The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values. Applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

For each source of revenue, the Company complies with the above revenue recognition criteria in the following manner:

•

Non-refundable upfront reimbursement for past research and development (R&D) expenses and license fees received with separable stand-alone values are recognized when the technology is transferred, provided that the technology transfer is not dependent upon continued efforts by the Company with respect to the agreement. If the delivered technology does not have stand-alone value, or if objective and reliable evidence of the fair value of the undelivered products or services does not exist, the amount of revenue allocable to the delivered technology is deferred and amortized ratably over the related involvement period in which the remaining products or services are provided.

•

Revenue from reimbursement for the Company’s R&D efforts and commercialization-related services is recognized as the related costs are incurred. Such reimbursement is based upon direct costs incurred by the Company and negotiated rates for full time equivalent employees that are intended to approximate the Company’s anticipated costs. Differences, if any, between actual reimbursement and estimated reimbursement are reconciled and adjusted in the period which they become known, typically the following quarter. The Company’s costs associated with these R&D efforts are included in research and development expenses.

•

Payments received that are related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the milestone or event specified in the underlying contracts, which represents the culmination of the earnings process. Amounts received in advance, if any, are recorded as deferred revenue until the milestone is reached.

Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements on a prospective basis for financial assets and liabilities, which requires that

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

the Company determine the fair value of financial assets and liabilities using the fair value hierarchy established in SFAS No. 157. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. The adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations and financial condition as of and for the nine months ended September 30, 2008. See Note 4 for information and related disclosures regarding the Company’s fair value measurements.

Recently Issued Accounting Pronouncement

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS No. 141R establishes principles and requirements for recognizing and measuring assets acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. SFAS No. 141R also provides guidance for recognizing and measuring goodwill acquired in a business combination, including capitalizing at the acquisition date the fair value of acquired in-process research and development, and requires the acquirer to disclose information it needs to evaluate and understand the financial effect of the business combination As SFAS No. 141R is effective for business combinations for which the acquisition date is on or after December 15, 2008. The Company has not yet evaluated whether SFAS 141R will have a material impact to its prospective financial statements.

Stock-Based Compensation Expense

The following table summarizes the stock-based compensation expense included in our Condensed Statements of Operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Research and development	$(327)	$299	$252	$952
General and administrative	988	860	1,793	2,397

Total stock based compensation included in net income (loss)	$661	$1,159	$2,045	$3,349

The credit for the three months ended September 30, 2008 was due to a reclassification of certain stock-based compensation from research and development expense to general and administrative expense to be consistent with historical presentation.

2. Merger Agreement

On August 29, 2008, the Company, Pivot Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Transcept Pharmaceuticals, Inc., a private Delaware corporation (“Transcept”), entered into an Agreement and Plan of Merger and Reorganization (“the Merger Agreement”). Under the terms of the Merger Agreement, which was approved by the boards of directors of the Company and Transcept, Merger Sub will merge with and into Transcept, with Transcept becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger. The merger is expected to create a NASDAQ-listed specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The resulting company will be named Transcept Pharmaceuticals, Inc. and will be headquartered in Point Richmond, California. On October 3, 2008, the Company filed its Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with its proposed merger with Transcept.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

At the time of the merger, the Company has agreed to issue, and Transcept stockholders will receive, in a transaction intended to qualify as a tax-free reorganization, shares of the Company’s common stock such that Transcept stockholders are expected to own approximately 60% of the combined company and the Company’s stockholders are expected to own approximately 40% of the combined company. This ratio is subject to potential adjustment depending on the net cash of the Company, less certain liabilities, ten calendar days prior to the anticipated closing date of the merger.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Novacea and Transcept and continued listing of Novacea common stock on the NASDAQ Global Market. As a condition to the parties entering into the Merger Agreement, certain of Transcept stockholders who in the aggregate own approximately 80% of Transcept stock on an as if converted to common stock basis, and certain of Novacea’s stockholders who in the aggregate own approximately 37% of Novacea common stock, have entered into voting agreements whereby they have agreed to vote in favor of the transactions contemplated by the Merger Agreement subject to the terms of the voting agreements.

The Merger Agreement contains certain termination rights for both Novacea and Transcept, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $4.2 million and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $2.0 million.

In addition, in connection with the merger, the executive officers of Novacea will resign from their positions with Novacea. The executive officers of Transcept will assume their respective positions in the combined company following the closing of the merger. The combined company Board of Directors is expected to consist of a total of ten members, six of whom will be designated by Transcept and four of whom will be designated by Novacea.

In accordance with the terms of the Merger Agreement, voting agreements (“the Voting Agreements”) were entered into as of August 29, 2008: one between Novacea and certain stockholders of Transcept, and one between Transcept and certain stockholders of Novacea. The Voting Agreements place certain restrictions on the transfer of the shares of Transcept and Novacea held by the respective signatory stockholders and effect covenants on the voting of such shares in favor of approving the merger and against any actions that could adversely affect the consummation of the merger.

3. Results of Operations

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of vested shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potential dilutive common securities, including options and common stock subject to repurchase.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Historical:
Numerator:
Net income (loss)	$(6,881)	$(3,237)	$39,070	$(29,903)

Denominator:
Weighted-average common shares outstanding	25,881	24,990	25,799	23,922
Less: Weighted-average unvested common shares subject to repurchase	(11)	(67)	(14)	(135)

Denominator for basic net income (loss) per share	25,870	24,923	25,785	23,787

Dilutive effect of:
Restricted stock units and options to purchase common stock	—	—	133	—

Denominator for diluted net income (loss) per share	25,870	24,923	25,918	23,787

Basic net income (loss) per share	$(0.27)	$(0.13)	$1.52	$(1.26)

Diluted net income (loss) per share	$(0.27)	$(0.13)	$1.51	$(1.26)

The following outstanding options, unvested restricted stock units, and common stock subject to repurchase were excluded from the computation of diluted net income (loss) per share for the three months and nine months ended September 30, 2008 and 2007 because including them would have had an anti-dilutive effect (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Options to purchase common stock	2,690	2,915	2,495	2,915
Unvested restricted stock units	228	575	158	575
Common stock subject to repurchase (weighted average basis)	11	67	14	135

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and unrealized gains (losses) on available-for-sale securities. Total comprehensive income (loss) for the three months and nine months ended September 30, 2008 and 2007 are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net income (loss)	$(6,881)	$(3,237)	$39,070	$(29,903)
Change in unrealized gain (loss) on available-for-sale securities	24	79	(169)	82

Comprehensive income (loss)	$(6,857)	$(3,158)	$38,901	$(29,821)

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

4. Fair Value

SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on several factors, including the instruments’ complexity.

Beginning January 1, 2008, assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with inputs used to measure their value. SFAS 157 defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds. If quoted market prices are not available for the specific security, then we estimate fair value by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 instruments include commercial paper, U.S. corporate debt, and U.S. government sponsored enterprise issues.

In accordance with SFAS 157, the following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of September 30, 2008 (in thousands):

		Fair Value Measurements at Reporting Date Using
Description	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$8,158	$8,158	$—	$—
Commercial paper	32,730	—	32,730	—
U.S. corporate debt	7,639	—	7,639	—
U.S. government sponsored enterprise issues	41,012	—	41,012	—

	$89,539	$8,158	$81,381	$—

During the three and nine months ended September 30, 2008, there were no significant changes to the valuation models used for purposes of determining the fair value of Level 2 assets.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

5. License and Collaboration Agreements

Schering Corporation. In May 2007, the Company signed an exclusive worldwide License, Development and Commercialization Agreement with Schering Corporation, a wholly-owned subsidiary of Schering-Plough Corporation (“Schering”), for the development and commercialization of Asentar™ (the “Collaboration Agreement”) in androgen-independent prostate cancer, or AIPC, earlier stages of prostate cancer, and other types of cancers, including pancreatic cancer.

The Collaboration Agreement became effective on June 26, 2007, and in July 2007, the Company received upfront payments from Schering totaling $60 million, of which $35 million was reimbursement for past research and development expenses and $25 million was a license fee. Additionally, in July 2007, pursuant to the terms of the Collaboration Agreement, the Company sold to Schering 1,490,868 shares of its common stock for cash at $8.05 per share, for an aggregate purchase price of $12.0 million under a Common Stock Purchase Agreement.

In November 2007, the Company and Schering terminated the ASCENT-2 Phase 3 clinical trial of Asentar™ for treatment of AIPC due to an unexplained imbalance of deaths between the treatment and control arms of the trial. At that time, the Company also suspended enrollment in its Phase 2 clinical trial of Asentar™ for the treatment of advanced pancreatic cancer and in each of the other ongoing investigator-sponsored trials involving the use of Asentar™.

On April 4, 2008, Schering delivered written notice (the “Termination Letter”) of Schering’s termination of the Collaboration Agreement as of that date. Schering elected to terminate the Collaboration Agreement based on Schering’s determination, related to the termination of the ASCENT-2 Phase 3 clinical trial, that there had been a technical failure related to Asentar™.

According to the Termination Letter, the termination was effective immediately upon the Company’s receipt of the Termination Letter. Upon termination of the Collaboration Agreement, the licenses and other rights granted by the Company to Schering pursuant to the Collaboration Agreement terminated and Schering became responsible for conducting an orderly wind-down of all ongoing development activities with respect to Asentar™ and making all payments due to the Company and any other third parties with respect to Asentar™, as per the terms of the Collaboration Agreement. In August 2008, the Company and Schering agreed that Schering would make a payment of $5.7 million, representing reimbursement for the Company’s research and development efforts on Asentar™ of $4.3 million for the first quarter of 2008 and of $1.4 million for the second quarter of 2008. The $5.7 million payment was received by the Company in September 2008. Following receipt of the $5.7 million payment in September 2008, the Company is not entitled to receive any future reimbursement from Schering under the Collaboration Agreement for its remaining activities on Asentar™ and the Company will no longer recognize any related reimbursement revenue. Any future costs incurred by the Company for activities on the Asentar™ development programs are expected to be immaterial.

During the three months ended September 30, 2008, the Company did not record any revenue under the agreement with Schering. During the nine months ended September 30, 2008, the Company recorded revenue under the agreement with Schering of $60.5 million, which was comprised of $54.8 million recognized in connection with the upfront payment ($2.4 million during the three months ended March 31, 2008 prior to the termination and $52.4 million during the three months ended June 30, 2008 as a result of the termination) and $5.7 million as reimbursement for the Company’s research and development efforts on Asentar™. Revenue from reimbursement for the Company’s R&D efforts on Asentar™ was recognized as the related costs were incurred. All payments received from Schering are non-refundable.

Aventis. In each of August 2002 and 2003, the Company entered into agreements with Aventis under which Aventis agreed to provide grant revenue payments totaling up to $3.0 million and up to $0.4 million,

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

respectively, to the Company. The grant revenues provide for partial reimbursement of approved costs incurred, as defined in the agreements, and are contingent upon the achievement of milestones regarding the progress of two clinical trials involving Asentar™ and Aventis’ Taxotere® oncology product. Under the agreements, Aventis has no product rights to Asentar™. However, Aventis does have co-ownership rights to certain inventions that arose from the Company’s Phase 2 clinical trial involving the use of Asentar™ and Taxotere in the treatment of patients with AIPC. The Company recorded revenue, and received the related payment, under one of the two agreements with Aventis of $0.1 million during the three months ended September 30, 2008 As of September 30, 2008, all obligations have been met, and all related payments have been received, by Novacea.

Oregon Health & Science University. In June 2001, the Company entered into an exclusive, worldwide license with Oregon Health & Science University (“OHSU”) to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. As of September 30, 2008 and under the terms of the amended OHSU License Agreement, the Company may be obligated in the future to make certain milestone payments to OHSU of up to an aggregate of $0.6 million, which milestone payments are contingent upon the occurrence of certain clinical development and regulatory events related to Asentar™. The Company is obligated to pay to OHSU certain royalties on net sales of Asentar™, which royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar™. The Company has agreed to pay OHSU a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement, and the Company has agreed to indemnify OHSU and certain of its affiliates against liability arising out of the exercise of patent rights under the agreement. As the Company has no plans to further develop Asentar™, the Company does not expect to remit any milestone or royalty payments pursuant to this agreement. Furthermore, in addition to customary termination provisions for breach or bankruptcy, OHSU may also terminate the license agreement if the Company does not proceed reasonably with the development and practical application of the products and processes covered under the license or does not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

University of Pittsburgh. In July 2002, Novacea acquired an exclusive, worldwide license from the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, to utilize specific technology under certain patent rights and know-how related to the use of calcitriol, and its derivatives and analogs, with certain chemotherapies. As of September 30, 2008 and under the terms of the amended University of Pittsburgh License Agreement, the Company may be obligated to make certain minimum royalty payments to the University of Pittsburgh, which royalty payments are contingent upon continuation of the license agreement and are creditable against the Company’s other royalty obligations that are actually due in any calendar year. The minimum royalty obligation began in July 2003. A liability of $0.2 million was recorded as research and development expense in the quarter ended June 30, 2008, related to a minimum royalty payment due and paid in July 2008. Minimum royalty payments to the University of Pittsburgh in advance of Asentar™ marketing approval are recorded as research and development expense when incurred. The Company is obligated to pay the University of Pittsburgh certain royalties on net sales of Asentar™ when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell Asentar™. Additionally, the Company has agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing prosecution and maintenance of the patent rights underlying the agreement. In addition, the Company is obligated to issue an additional 14,285 shares of its common stock to the University of Pittsburgh upon the issuance of certain claims included in one of several U.S. patents that are subject to this license. This agreement will terminate in the United States on the expiration date

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

of the last-to-expire U.S. patent subject to the license. Currently, the last-to-expire U.S. patent under the agreement is scheduled to expire in August 2017, absent an extension of the expiration date of any patent under the agreement past such date. The Company has patent applications pending which, if issued and not invalidated, may extend the expiration date of the last-to-expire patent. Furthermore, on a country-by-country basis outside of the United States, the term of this agreement continues until the expiration in the applicable country of the last-to-expire of the patents licensed to the Company under the agreement. In addition, the Company may terminate the agreement by giving three months prior written notice to the University of Pittsburgh and paying all amounts due under the agreement through the effective date of termination. As the Company has no plans to further develop Asentar™, the Company does not expect to remit any milestone or royalty payments pursuant to this agreement, other than payments related to the annual minimum royalty obligation, which are contingent upon continuation of the license agreement.

KuDOS Pharmaceuticals Limited. In April 2007, the Company terminated the December 2003 license agreement under which it licensed KuDOS’ North American rights to AQ4N and entered into a worldwide license agreement directly with the primary licensor to KuDOS, BTG International Limited. Also in April 2007, the Company entered into an assignment of KuDOS’ ownership of rights, title and interests in patents and know-how related to AQ4N. As of September 30, 2008 and under the terms and conditions of the assignment agreement, the Company may be obligated in the future to make a payment to KuDOS of $5.0 million upon achievement of a certain milestone tied to the Company’s AQ4N sales reaching a specified dollar level. No future pre-approval development milestones or royalties will be due to KuDOS under this agreement. As the Company has no plans to further develop AQ4N, the Company does not expect to remit any milestone payments pursuant to this agreement.

BTG International Limited. In April 2007, the Company entered into a novation and license agreement with BTG International Limited, or BTG, the primary licensor to KuDOS regarding AQ4N. The Company acquired the worldwide exclusive rights to patents and know-how for the development, manufacture and use of AQ4N for the diagnosis, treatment and prevention of human diseases. In May 2007, the Company paid BTG £700,000, or approximately $1.4 million, as an up-front payment, which was recorded as a research and development expense. Under the terms and conditions of the agreement, the Company is obligated to pay BTG approximately £50,000 (approximately $0.1 million) per year beginning in 2008 until the Company receives regulatory approval for AQ4N. Further, under the agreement, the Company may be obligated in the future to make certain milestone payments to BTG of up to approximately £6.0 million (approximately $10.7 million), which are contingent upon the occurrence of certain clinical development and regulatory events related to AQ4N. Payments to BTG that relate to pre-approval development milestones will be recorded as research and development expense when incurred. In addition, the Company is obligated to pay BTG certain annual royalties based on net sales of AQ4N, which are subject to annual minimum royalty payment amounts, and which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N. The Company also agreed to pay BTG a certain percentage of any sub-license revenues that the Company receives. The license agreement will terminate on a country-by-country basis on the expiration date in the applicable country of the last-to-expire patent licensed to the Company under the agreement. In addition to customary termination provisions, including breach of the agreement and bankruptcy, BTG may terminate the license agreement if the Company directly or indirectly opposes or assists any third party in opposing BTG’s patents. The Company may terminate the agreement by giving notice to BTG at any time, which termination shall be effective six months after such notice and upon transfer of ownership to BTG or its designee of certain rights as required by the agreement, subject to certain payments. As of September 30, 2008, the only payments that the Company has made to BTG are the upfront payment of $1.4 million in May 2007 and the 2008 annual license fee of $0.1 million in January 2008. As the Company has no plans to further develop AQ4N, the Company does not expect to remit any milestone or royalty payments pursuant to this agreement.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

6. Commitment and Contingencies

Legal Proceedings. From time to time, the Company may be involved in a number of judicial, regulatory and arbitration matters arising in connection with its business, including recently initiated litigation by its former officer described below. The outcome of matter the Company is involved in cannot be determined at this time, and the result cannot be predicted with certainty. There can be no assurance that this matter will not have a material adverse effect on the Company’s results of operations in any future period and a significant judgment could have a material adverse impact on the Company’s consolidated statements of financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company’s business.

In accordance with SFAS No. 5, Accounting for Contingencies, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that such litigation would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters the Company is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

On April 1, 2008, a former officer of the Company filed a complaint in San Mateo County Superior Court against the Company alleging three separate breaches of contract and/or failure to take certain actions with respect to Company securities held by the former officer. The aggregate amount of the alleged damages is up to $1.7 million. The Company believes it has meritorious defenses to the claims brought by the former officer and intends to vigorously defend against such claims.

7. Restructuring

On May 8, 2008, the Company committed to a restructuring plan to reduce its spending while maintaining the capabilities needed to conduct wind-down and other activities related to its product candidates, Asentar and AQ4N, to maintain the operations of the Company, and to evaluate potential strategic options. The plan reduced the Company’s workforce by approximately 27 people, to nine remaining employees as of October 1, 2008. Certain employees subject to the workforce reduction plan in the second and third quarters of 2008 were eligible for one-time severance pay of $0.8 million in total upon signing a separation and release agreement with the Company, all of which was expensed in the second quarter of 2008 and was paid as of September 30, 2008.

Additionally, on May 12, 2008, the Company adopted retention bonus and severance payment arrangements, pursuant to which it may make retention and severance payments to those non-executive employees who remain employed by the Company following the workforce reduction, in accordance with the terms and conditions of the retention bonus and severance payment arrangements, to assist the Company with final wind-down activities related to the clinical programs, to maintain operations and to evaluate potential strategic options. The payment of the retention bonus and severance is contingent upon the completion of a defined transaction by the Company, such as the proposed merger with Transcept discussed in Note 2, and is subject to continued employment through that date, or upon earlier termination by the Company of the non-executive employee. Certain non-executive employees who were terminated as of October 1, 2008 received retention bonuses and severance payments of $0.3 million in total on their termination date, which was accrued as of September 30, 2008 (the last day of service required for the non-executive employees to earn the retention and severance payments). In aggregate, the Company estimates that future retention bonuses and severance payments to non-executive employees could total up to $0.7 million.

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

Executive officers who remain with the Company following the workforce reduction in accordance with the terms and conditions of the retention bonus plan will also be eligible to receive retention payments. The payment of the retention bonus is contingent and will be made upon the completion of a defined transaction by the Company and is subject to the employee’s continued employment through that date, or upon earlier termination by the Company of the executive officer. Two executive officers who were terminated as of October 1, 2008 received retention payments of $0.4 million in total on their termination date, which was accrued as of September 30, 2008 (the last day of service required for the executive officers to earn the retention and severance payments). In aggregate, the Company estimates that future retention payments to executive officers could total up to an additional $0.4 million.

Further, in the three months ended June 30, 2008 the Company recorded a charge of $0.1 million related to the write-off of the carrying value of its license agreement with the University of Pittsburgh. The University of Pittsburgh License Agreement is specific to the use of Asentar™ in combination with certain chemotherapies. The Company does not anticipate any future use of such license. In the three months ended September 30, 2008 the Company recorded a charge of $0.1 million related to the write-off of the carrying value of its license agreement with BTG. The BTG license is specific to development, manufacture, and commercialization of AQ4N. The Company does not anticipate any future use of such license.

The Company records restructuring activities in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The following tables summarize the charges recorded during the three and nine months ended September 30, 2008 related to the restructuring plan by type of activity (no such charges were recorded in the comparable prior year periods):

Three months ended September 30, 2008	Separation costs	Asset impairments	Total
Research & development	$0.5	$0.1	$0.6
General & administrative	0.2	—	0.2

	$0.7	$0.1	$0.8

Nine months ended September 30, 2008
Research & development	$1.0	$0.2	$1.2
General & administrative	0.5	—	0.5

	$1.5	$0.2	$1.7

Since the inception of our restructuring plan through September 30, 2008, we have incurred $1.7 million of the estimated $2.8 million of charges expected to be incurred. The charges incurred through September 30, 2008 include $1.5 million of separation costs and $0.2 million of asset impairments.

	Separation costs	Asset impairments	Total
Restructuring reserves as of January 1, 2008	$—	$—	$—
Expense	$1.5	$0.2	$1.7
Payments	$0.8	$0.1	$0.9

Restructuring reserves as of September 30, 2008	$0.7	$0.1	$0.8

Novacea, Inc.

Notes to Condensed Financial Statements—(Continued)

8. Income Taxes

As discussed in Note 5 to the condensed financial statements, the Company received non-refundable upfront payments from Schering totaling $60 million in July 2007. For financial reporting purposes, $5.2 million was recognized as revenue during 2007 and $54.8 million was recorded as deferred revenue at December 31, 2007, and subsequently recognized as revenue during the nine months ended September 30, 2008. For income tax purposes, the Company elected the “full inclusion” method of income tax accounting for recognition of all its non-refundable upfront payments, as provided by the Internal Revenue Code and Revenue Procedure 2004-34, thereby recognizing the entire $60 million as taxable income for the year ended December 31, 2007. Further, for 2007 the Company utilized its net operating loss carry-forwards to offset all regular taxable income and was not subject to the alternative minimum tax because of an exception available to it under the Internal Revenue Code, given its status as a “small corporation” for that year.

Transcept Pharmaceuticals, Inc. (formerly TransOral Pharmaceuticals, Inc.)

(a Development Stage Company)

Index to Financial Statements

Report of Independent Auditors

The Board of Directors and Stockholders

Transcept Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Transcept Pharmaceuticals, Inc. (formerly TransOral Pharmaceuticals, Inc.) (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, convertible preferred stock and stockholders’ equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2007 and for the period from inception (January 8, 2002) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcept Pharmaceuticals, Inc. (formerly TransOral Pharmaceuticals, Inc.) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 and for the period from inception (January 8, 2002) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, Transcept Pharmaceuticals, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, on January 1, 2006.

/s/    Ernst & Young LLP

Palo Alto, California

September 29, 2008

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Balance Sheets

	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$5,695,849	$6,964,604
Marketable securities	29,537,876	9,555,338
Prepaid and other current assets	531,892	461,486
Restricted cash	200,000	—

Total current assets	35,965,617	16,981,428
Property and equipment, net	1,700,253	1,119,295
Other assets	102,851	133,733

Total assets	$37,768,721	$18,234,456

Liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)
Current liabilities:
Accounts payable	$817,695	$790,875
Accrued liabilities	2,008,580	269,362
Loan payable short-term portion	3,527,016	3,294,677

Total current liabilities	6,353,291	4,354,914
Warrant liability	967,967	954,726
Deposit for stock purchase	135,491	9,574
Deferred rent	73,907	11,007
Loan payable long-term portion	3,516,646	6,291,123

Total liabilities	11,047,302	11,621,344

Commitments and contingencies (Note 5)

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 426,008 shares authorized; 426,008 shares issued and outstanding at December 31, 2007 and 2006, (aggregate liquidation preference of $426,008 as of December 31, 2007), net of issuance costs of $17,982	408,026	408,026
Series B convertible preferred stock, $0.001 par value; 7,966,748 shares authorized; 7,966,748 shares issued and outstanding at December 31, 2007 and 2006 (aggregate liquidation preference of $7,966,748 as of December 31, 2007), net of issuance costs of $123,490	7,843,258	7,843,258
Series C convertible preferred stock, $0.001 par value; 21,300,000 shares authorized; 20,079,889 shares issued and outstanding at December 31, 2007 and 2006 (aggregate liquidation preference of $23,091,863 as of December 31, 2007), net of issuance costs of $141,166	22,950,697	22,950,697
Series D convertible preferred stock, $0.001 par value; 24,029,412 shares authorized; 23,529,410 shares issued and outstanding at December 31, 2007 (aggregate liquidation preference of $39,999,997 as of December 31, 2007), net of issuance costs of $165,027	39,834,970	—
Stockholders’ equity (net capital deficiency):
Common stock, $0.001 par value; 66,000,000 shares authorized; 2,518,545 and 1,735,805 shares issued and outstanding at December 31, 2007 and 2006, respectively	2,519	1,736
Additional paid-in capital	748,945	174,624
Deficit accumulated during the development stage	(45,152,058)	(24,767,552)
Accumulated other comprehensive income (loss)	85,062	2,323

Total stockholders’ equity (net capital deficiency)	(44,315,532)	(24,588,869)

Total liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)	$37,768,721	$18,234,456

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statements of Operations

	Year Ended December 31,			Period From Inception (January 8, 2002) to December 31, 2007
	2007	2006	2005
Operating expenses:
Research and development	$15,884,675	$10,160,930	$3,269,077	$32,946,337
General and administrative	5,300,352	3,923,422	1,702,904	13,068,370

Total operating expenses	21,185,027	14,084,352	4,971,981	46,014,707
Loss from operations	(21,185,027)	(14,084,352)	(4,971,981)	(46,014,707)
Interest income	2,028,583	758,689	218,895	3,090,227
Interest expense	(1,195,099)	(310,289)	(92,186)	(1,600,077)
Other income (expense), net	(32,963)	9,463	(28,677)	(92,306)
Interest expense related to bridge loan warrants	—	—	(535,195)	(535,195)

Net loss	(20,384,506)	(13,626,489)	(5,409,144)	(45,152,058)
Deemed dividend—Series C convertible preferred stockholders	—	—	(457,874)	(457,874)

Loss attributable to common stockholders	$(20,384,506)	$(13,626,489)	$(5,867,018)	$(45,609,932)

Basic and diluted net loss per share	$(9.74)	$(8.61)	$(4.69)

Weighted average common shares outstanding	2,093,686	1,583,072	1,250,922

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Issuance of common stock to founders for cash at $0.001 per share in January 2002	—	$—	1,100,000	$1,100	$—	$—	$—	$1,100
Issuance of Series A convertible preferred stock to investors for cash at $1.00 per share, net of issuance costs of $17,982 in February 2002	425,000	407,018	—	—	—	—	—	—
Issuance of Series A convertible preferred stock to founders for retirement of note payable at $1.00 per share in February 2002	71,008	71,008	—	—	—	—	—	—
Issuance of common stock for services performed at $0.10 per share in October 2002	—	—	4,000	4	396	—	—	400
Stock-based compensation related to stock options granted to non-employees in October 2002	—	—	—	—	69	—	—	69
Net loss and net comprehensive loss for the period from inception to December 31, 2002	—	—	—	—	—	(681,186)	—	(681,186)

Balance at December 31, 2002	496,008	478,026	1,104,000	1,104	465	(681,186)	—	(679,617)

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	496,008	$478,026	1,104,000	$1,104	$465	$(681,186)	$—	$(679,617)
Issuance of Series B convertible preferred stock to investors for retirement of convertible promissory notes and accrued interest at $1.00 per share in July 2003	96,749	96,749	—	—	—	—	—	—
Issuance of Series B convertible preferred stock to investors for cash at $1.00 per share, net of issuance costs of $123,490 in July 2003	7,369,999	7,246,509	—	—	—	—	—	—
Issuance of Series B convertible preferred stock to investors for cash at $1.00 per share in August 2003	500,000	500,000	—	—	—	—	—	—
Repurchase of common shares from founders for cash at $0.005 per share in July 2003	—	—	(213,044)	(213)	(852)	—	—	(1,065)
Reclassify common stock previously issued to founders	—	—	(591,303)	(591)	—	—	—	(591)
Issuance of common stock to employees for cash at $0.10 per share in July 2003	—	—	292,648	293	28,972	—	—	29,265
Issuance of common stock to employees for cash at $0.10 per share in August 2003	—	—	32,782	33	3,245	—	—	3,278
Repurchase of Series A convertible preferred stock to private investor for cash at $1.00 per share in November 2003	(10,000)	(10,000)	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock to private investor for cash at $1.00 per share in December 2003	(60,000)	(60,000)	—	—	—	—	—	—
Stock-based compensation related to stock options granted to non-employees	—	—	—	—	819	—	—	819
Exercise of options to purchase common stock	—	—	4,088	4	405	—	—	409
Vested restricted stock	—	—	129,405	129	6,712	—	—	6,841
Net loss	—	—	—	—	—	(1,519,484)	—	(1,519,484)
Unrealized loss on marketable securities	—	—	—	—	—	—	(2,370)	(2,370)

Total comprehensive loss								(1,521,854)

Balance at December 31, 2003	8,392,756	8,251,284	758,576	759	39,766	(2,200,670)	(2,370)	(2,162,515)

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	8,392,756	$8,251,284	758,576	$759	$39,766	$(2,200,670)	$(2,370)	$(2,162,515)
Stock-based compensation related to stock options granted to non-employees	—	—	—	—	3,896	—	—	3,896
Exercise of options to purchase common stock	—	—	15,171	15	1,502	—	—	1,517
Vested restricted stock	—	—	310,572	311	16,109	—	—	16,420
Net loss	—	—	—	—	—	(3,531,249)	—	(3,531,249)
Unrealized gain on marketable securities	—	—	—	—	—	—	2,258	2,258

Total comprehensive loss								(3,528,991)

Balance at December 31, 2004	8,392,756	8,251,284	1,084,319	1,085	61,273	(5,731,919)	(112)	(5,669,673)
Stock-based compensation related to stock options granted to non-employees	—	—	—	—	5,252	—	—	5,252
Exercise of options to purchase common stock	—	—	30,342	30	3,004	—	—	3,034
Vested restricted stock	—	—	310,572	310	16,110	—	—	16,420
Issuance of Series C convertible preferred stock to investors for retirement of convertible promissory notes and accrued interest at $1.15 per share in October 2005	2,755,887	3,169,270	—	—	—	—	—	—
Issuance of Series C convertible preferred stock to investors for cash at $1.15 per share, net of issuance costs of $141,166 in October 2005	17,324,002	19,781,427	—	—	—	—	—	—
Net loss	—	—	—	—	—	(5,409,144)	—	(5,409,144)
Unrealized loss on marketable securities	—	—	—	—	—	—	(7,786)	(7,786)

Total comprehensive loss								(5,416,930)

Balance at December 31, 2005	28,472,645	31,201,981	1,425,233	1,425	85,639	(11,141,063)	(7,898)	(11,061,897)
Stock-based compensation related to stock options granted to employees	—	—	—	—	71,104	—	—	71,104
Stock-based compensation related to stock options granted to nonemployees	—	—	—	—	1,772	—	—	1,772
Vested restricted stock	—	—	310,572	311	16,109	—	—	16,420
Net loss	—	—	—	—	—	(13,626,489)	—	(13,626,489)
Unrealized gain on marketable securities	—	—	—	—	—	—	10,221	10,221

Total comprehensive loss								(13,616,268)

Balance at December 31, 2006	28,472,645	31,201,981	1,735,805	1,736	174,624	(24,767,552)	2,323	(24,588,869)

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	28,472,645	$31,201,981	1,735,805	$1,736	$174,624	$(24,767,552)	$2,323	$(24,588,869)
Issuance of Series D convertible preferred stock to investors for cash at $1.70 per share, net of issuance costs of $165,027 in February 2007	23,529,410	39,834,970	—	—	—	—	—	—
Exercise of options to purchase common stock	—	—	83,387	83	9,976	—	—	10,059
Stock-based compensation related to stock options granted to employees	—	—	—	—	470,154	—	—	470,154
Stock-based compensation related to stock options granted to nonemployees	—	—	—	—	12,967	—	—	12,967
Vested restricted stock	—	—	699,353	700	81,224	—	—	81,924
Net loss	—	—	—	—	—	(20,384,506)	—	(20,384,506)
Unrealized gain on marketable securities	—	—	—	—	—	—	82,739	82,739

Total comprehensive loss								(20,301,767)

Balance at December 31, 2007	52,002,055	$71,036,951	2,518,545	$2,519	$748,945	$(45,152,058)	$85,062	$(44,315,532)

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statements of Cash Flows

	Year Ended December 31,			Period From Inception (January 8, 2002) to December 31 2007
	2007	2006	2005
Operating activities
Net loss	$(20,384,506)	$(13,626,489)	$(5,409,144)	$(45,152,058)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	379,357	202,959	24,442	639,174
Noncash expense for issuance of Series C warrants	—	—	535,195	535,195
Stock-based compensation	483,121	72,876	5,252	566,033
Amortization of loan costs	36,882	21,514	—	58,396
Amortization of discount (warrants) on debt	216,365	25,768	—	242,133
Remeasurement of preferred stock warrants	13,241	(20,437)	—	(7,196)
Loss on disposals of fixed assets	—	10,106	—	10,106
Amortization (accretion) of premium/discount on available for sale securities	(1,250,119)	(101,427)	24,566	(1,167,968)
Changes in operating assets and liabilities:
Prepaid and other current assets	(70,406)	3,917	(391,240)	(531,892)
Other assets	(6,000)	(155,246)	—	(161,246)
Accounts payable	26,820	415,767	234,928	817,694
Accrued liabilities	1,728,628	(169,223)	186,487	1,997,991
Deferred rent	13,488	11,007	—	24,495

Net cash used in operating activities	(18,813,129)	(13,308,908)	(4,789,514)	(42,129,143)

Investing activities
Purchases of property and equipment, net	(642,346)	(1,192,346)	(117,478)	(2,031,565)
Purchases of marketable securities	(73,203,319)	(19,400,974)	(13,278,327)	(111,742,486)
Maturities of marketable securities	54,553,640	20,904,000	2,700,000	83,457,640
Transfer to restricted cash	(200,000)	—	—	(200,000)

Net cash provided by (used in) investing activities	(19,492,025)	310,680	(10,695,805)	(30,516,411)

Financing activities
Proceeds from issuance of long-term debt	—	10,000,000	—	10,000,000
Payments on long-term debt	(3,016,472)	—		(3,016,472)
Proceeds from issuances of convertible preferred stock, net	39,834,970	—	22,950,697	71,106,951
Repurchase of convertible preferred stock	—	—	—	(70,000)
Proceeds from issuances of common stock, net	217,901	—	3,034	321,989
Repurchase of common stock	—	—	—	(1,065)

Net cash provided by financing activities	37,036,399	10,000,000	22,953,731	78,341,403

Net (decrease) increase in cash and cash equivalents	(1,268,755)	(2,998,228)	7,468,412	5,695,849
Cash and cash equivalents at beginning of period	6,964,604	9,962,832	2,494,420	—

Cash and cash equivalents at end of period	$5,695,849	$6,964,604	$9,962,832	$5,695,849

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statements of Cash Flows (continued)

	Year Ended December 31			Period From Inception (January 8, 2002) to December 31 2007
	2007	2006	2005
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$920,696	$218,893	$92,186	$1,234,277
Supplemental disclosure of noncash investing and financing activities
Purchase of leasehold improvements in exchange for loan payable	$257,969	$—	$—	$257,969
Acquisition of leasehold improvements paid by landlord	$60,000	$—	$—	$60,000

Total noncash leasehold improvement transactions	$317,969	$—	$—	$317,969

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Transcept Pharmaceuticals, Inc. (“Transcept” or the “Company”) is a specialty pharmaceutical company deriving significant new patient benefits from proven central nervous system drugs. On June 19, 2007, the Company changed its corporate name to Transcept Pharmaceuticals, Inc. from TransOral Pharmaceuticals, Inc.

Transcept was incorporated in January 2002 in Delaware. Since May 2006, the Company has maintained its operations in Pt. Richmond, California. Prior to that date, the Company’s office facilities were located in Corte Madera, California. Transcept is a development stage company whose activities to date have been primarily performing research and development, hiring personnel, establishing collaborative arrangements, and raising capital to support and expand these activities.

Need to Raise Additional Capital

As of December 31, 2007, the Company had cash, cash equivalents, restricted cash and marketable securities of $35.4 million, working capital of $29.6 million, and a net capital deficiency of approximately $44.3 million. Management expects to continue to incur additional losses in the foreseeable future as the Company continues its research and development activities. Management believes that cash and marketable securities balances on hand at December 31, 2007 will be sufficient to fund planned expenditures through at least mid-2009. Although management recognizes the need to raise additional funds in the future, there can be no assurance that the Company will be successful in consummating any such transaction, or if the Company does consummate such a transaction, that the terms and conditions of such transaction will not be unfavorable. Any failure to obtain additional funding will have a material negative effect on the Company and will likely result in the Company’s inability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits, money market accounts, and other marketable securities. The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company invests in money market securities in a U.S. bank and is exposed to credit risk in the event of default by the financial institution to the extent of amounts recorded on the balance sheet.

Marketable Securities

All marketable securities have been classified as “available-for-sale” and are carried at estimated market value as determined based upon quoted market prices. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

sheet date. Unrealized gains and losses are included in accumulated other comprehensive income (loss) and reported as a separate component of stockholders’ equity (net capital deficiency). Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense), net. The cost of securities sold is based on the specific identification method. Interest on marketable securities is included in interest income. The net carrying value of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, over the estimated life of the security. Such amortization is computed under the effective interest method and included in interest income.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

Long-Lived Assets

Long-lived assets include property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount or appraised value, as appropriate.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, travel and related expenses, lab supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company.

Comprehensive Net Loss

The Company reports comprehensive net loss in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income (“SFAS No. 130”). Among other things, SFAS No. 130 requires unrealized gains or losses on the Company’s available-for-sale marketable securities to be included in other comprehensive loss and be reported as a separate component of stockholders’ equity (net capital deficiency).

Fair Value of Financial Instruments

The carrying amount of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities, approximates fair value due to their short maturities.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, the Company determines a deferred tax asset or liability based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. Accordingly, the net deferred taxes have been fully offset by a valuation allowance.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, classification and interest and penalties related to uncertain tax positions. The adoption of FIN 48 did not have an impact on the Company’s results of operations or financial condition.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates made of the work completed as of the reporting date, in accordance with agreements established with contract research organizations and clinical trial sites and the agreed upon fee to be paid for the services. The Company determines these estimates through discussion with internal personnel and outside service providers as to the progress or stage of completion of the trials or services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”) using the prospective transition method and therefore, prior period results have not been restated. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (“APB Opinion No. 25”), and its related interpretations, and revises guidance in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”). Under the prospective transition method, those options issued prior to January 1, 2006 and valued using the minimum value method are excluded from the fair value accounting of SFAS No. 123(R). SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant and to recognize the cost over the period during which the employee is required to provide service in exchange for the award. Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis.

During the years ended December 31, 2007 and 2006, the Company recorded employee share-based compensation costs of $470,154 and $71,104, respectively, in accordance with the provisions of SFAS No. 123(R). No related tax benefits of share-based compensation costs have been recognized since the Company’s inception.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25, and its related interpretations, to account for its equity-based awards to employees and

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

directors, and had adopted the disclosure-only provisions of SFAS No. 123. The Company continues to account for stock awards issued to employees prior to January 1, 2006 under the recognition and measurement provisions of APB Opinion No. 25, and related interpretations, as permitted by SFAS No. 123(R).

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Warrants to Purchase Convertible Preferred Stock

Effective July 1, 2005, the Company adopted the provisions of FASB Staff Position No. 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, (“FSP 150-5”), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under FSP 150-5, freestanding warrants to purchase shares of convertible preferred stock are classified as liabilities on the consolidated balance sheets at fair value because the warrants may conditionally obligate the company to transfer assets at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value will be recognized as a component of other income (expense), net in the statements of operations.

The Company recorded ($13,241), $20,437 and $0 in other income (expense), net relating to changes in fair value of all preferred stock warrants during the years ended December 31, 2007, 2006 and 2005, respectively. The Company will continue to record adjustments to the fair value of the warrants until they are exercised, expire or, upon the closing of a merger transaction, become warrants to purchase shares of common stock, wherein the warrants will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from a liability to additional paid-in capital, a component of stockholders’ equity, and the Company will cease to record any related periodic fair value adjustments. Upon the closing of a merger transaction, the preferred stock warrants will be converted into common stock warrants with the same exercise prices and expiration dates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements of SFAS No. 157; however, it does not believe that its adoption will have a material effect on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115 (“SFAS No. 159”). Under SFAS No. 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements but does not believe that its adoption will have a material effect on its results of operations or financial position.

In June 2007, the EITF issued Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services To Be Used in Future Research and Development Activities (“EITF 07-3”), which concluded that nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or services are performed. Such capitalized amounts should be charged to expense if expectations change such that the goods will not be delivered or services will not be delivered. The provisions of EITF 07-3 are effective for new contracts entered into during fiscal years beginning after December 15, 2007. The consensus may not be applied to earlier periods and early adoption is not permitted. The Company does not expect the adoption of EITF 07-3 will have a material impact on its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”). SFAS No. 141R amends SFAS No. 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. This statement is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, cash flows, or results of operations, but the impact will be limited to any future acquisitions beginning in fiscal 2009.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of vested shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potential dilutive common securities, including options and common stock subject to repurchase.

The following table presents the calculation of basic and diluted net loss per share:

	2007	2006	2005
Numerator:
Loss attributable to common stockholders	$(20,384,506)	$(13,626,489)	$(5,867,018)

Denominator:
Weighted average common shares outstanding	2,437,316	1,916,845	1,895,267
Less: Weighted average common shares subject to repurchase	(343,630)	(333,773)	(644,345)

Denominator for basic and diluted net loss per share attributable to common stockholders	2,093,686	1,583,072	1,250,922

Basic and diluted net loss per share attributable to common stockholders	$(9.74)	$(8.61)	$(4.69)

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

The following outstanding shares subject to options and warrants to purchase common stock, common stock subject to repurchase, convertible preferred stock and shares subject to warrants to purchase convertible preferred stock were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation:

	Year Ended December 31,
	2007	2006	2005
Shares subject to options to purchase common stock	7,514,044	4,315,779	283,875
Shares subject to warrants to purchase common stock	23,750	23,750	23,750
Common stock subject to repurchase	644,687	181,040	491,612
Convertible preferred stock (as-converted basis)	52,002,055	28,472,645	28,472,645
Shares subject to warrants to purchase convertible preferred stock	1,103,769	1,103,769	668,986

Total	61,288,305	34,096,983	29,940,868

2. Cash, Cash Equivalents, and Marketable Securities

The following is a summary of cash, cash equivalents, restricted cash, and short-term marketable securities as of the respective dates:

	December 31, 2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash	$352,738	$—	$—	$352,738
Commercial paper	17,197,373	83,034	—	17,280,407
Corporate notes	12,254,876	4,637	(2,609)	12,256,904
Certificates of deposit	200,565	—	—	200,565
Money market funds	5,343,111	—	—	5,343,111

	$35,348,663	$87,671	$(2,609)	$35,433,725

	December 31, 2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash	$436,158	$—	$—	$436,158
Commercial paper	6,551,488	2,070	—	6,553,558
Corporate notes	3,001,527	253	—	3,001,780
Money market funds	6,528,446	—	—	6,528,446

	$16,517,619	$2,323	$—	$16,519,942

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

There were no sales of available-for-sale marketable securities in any of the periods presented. The amortized cost and estimated fair value of available-for-sale marketable securities at December 31, 2007 and 2006 were as follows:

	2007		2006
	Cost	Fair Value	Cost	Fair Value
Cash equivalents	$5,695,849	$5,695,849	$6,964,604	$6,964,604
Marketable securities	29,452,814	29,537,876	9,553,015	9,555,338
Restricted cash	200,000	200,000	—	—

	$35,348,663	$35,433,725	$16,517,619	$16,519,942

All available-for-sale securities at December 31, 2007 and 2006 have a remaining contractual maturity of one year or less.

3. Property and Equipment

Property and equipment consists of the following:

	December 31
	2007	2006
Computer equipment and software	$412,282	$281,011
Furniture and fixtures	540,557	374,282
Research equipment	732,440	493,267
Leasehold improvements	622,504	210,990

	2,307,783	1,359,550
Less accumulated depreciation and amortization	(607,530)	(240,255)

Property and equipment, net	$1,700,253	$1,119,295

The Company recorded depreciation and amortization expense of $379,357, $202,959, and $24,442 for the years ended December 31, 2007, 2006 and 2005, respectively and $639,174 for the period from inception (January 8, 2002) to December 31, 2007.

4. Loans and Security Agreement

In February 2006, the Company entered into a Loan and Security Agreement (the “Agreement”) with Hercules Technology Growth Capital (“Hercules”). Under the terms of the Agreement, the Company was initially entitled to draw up to $4.0 million. This amount was raised to $10.0 million upon reaching certain development milestones, which were achieved in October 2006. Interest under the loan was fixed at prime plus 2.69% at the date of the initial draw. The Company drew down an advance of $4.0 million on May 31, 2006, and drew down the remaining available advance of $6.0 million on December 28, 2006, against which interest accrues at rates of 10.69% and 10.94%, respectively. The draw required interest only repayment for the period from initial borrowing to December 31, 2006. Principal and interest repayment commenced in January 2007 and will continue for 33 months. Under the terms of the Agreement, the Loan is secured by a perfected first priority security interest in all of the Company’s tangible and intangible assets owned or subsequently acquired, except for intellectual property.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

In connection with the Agreement, the Company was required to pay approximately $123,000 in facility and other fees. These fees have been capitalized in other assets and are being amortized to interest expense over the term of the loan. Amortization expense was $36,882 and $21,514 for the years ended December 31, 2007 and 2006, respectively.

In addition, in connection with the Agreement in May and December 2006, the Company issued warrants to purchase 434,783 shares of Series C convertible preferred stock at an exercise price of $1.15 per share. These warrants were valued using the Black-Scholes valuation model, and the resulting estimated fair value of the warrants at the date of issuance was $439,968, which was recorded as a debt discount to the credit facility in 2006. The discount will be amortized to interest expense over the repayment period. Interest expense was $1,151,725 and $288,400 for the years ended December 31, 2007 and 2006, respectively, of which $216,365 and $26,000 related to amortization of the debt discount.

The above Agreement does not have financial covenants. See Note 7 for discussion of the assumptions and methodology used to estimate the fair value of the warrant.

As discussed in Note 5, the Company leased additional office space in 2007. Under the terms of the agreement, the landlord agreed to finance approximately $258,000 of the costs for tenant improvements made to the space. The loan is being repaid at an interest rate of 8.25% over the period from September 2007 through May 2013.

At December 31, 2007, future minimum principal payments related to long-term debt were as follows:

Year ending December 31,
2008	$4,287,181
2009	3,581,073
2010	57,145
2011	57,145
2012	57,145
Thereafter	23,810

8,063,499
Less: Interest	(1,019,837)

Minimum Principal Payments	7,043,662
Less: Current Minimum Principal Payments	(3,527,016)

Long-term Minimum Principal Payments	$3,516,646

5. Commitments

In February 2006, the Company signed an operating lease for its corporate offices that include approximately 11,500 square feet of office and laboratory space in Pt. Richmond, California. The lease term is for seven (7) years, commencing on June 1, 2006. In June 2007, the Company amended this operating lease to add approximately 3,000 square feet of additional office space. The lease terms of this amendment coincide with the original lease agreement, with a separate commencement date of September 12, 2007. As part of this amendment, the landlord agreed to contribute $60,000 toward the costs of tenant improvements for the additional space. This landlord contribution is being amortized on a straight-line basis over the term of the lease as a reduction to rent expense.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

Future payments under this lease and amendment as of December 31, 2007 are as follows:

Year Ending December 31,
2008	$275,165
2009	282,880
2010	291,468
2011	300,700
2012	310,001
Thereafter	131,129

Total	$1,591,343

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $232,374, $197,873, and $89,070, respectively. Rent expense for the period from inception (January 8, 2002) to December 31, 2007 was $632,870.

6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31
	2007	2006
Accrued clinical trial expenses	$913,176	$87,635
Accrued management bonuses	529,803	—
Accrued vacation pay	133,952	72,127
Other accrued liabilities	431,649	109,600

	$2,008,580	$269,362

7. Warrant Liability

In conjunction with the sale of the 2005 subordinated convertible promissory notes, the Company issued warrants for the purchase of 668,986 shares of Series C convertible preferred stock at $1.15 per share in October 2005. These warrants have a contractual life of seven years. The fair value of these warrants was determined to be $535,195 at the date of issuance using the Black-Scholes Merton option valuation model with the following assumptions: a risk-free interest rate of 4.40%; no dividend yield; expected volatility of 70%; and an expected life of seven years.

In addition, the Company issued warrants to purchase 173,913 and 260,870 shares of Series C convertible preferred stock at an exercise price of $1.15 per share in May and December 2006, respectively. The aggregate fair value of these warrants was determined to be $439,968 at the dates of issuance using the Black-Scholes Merton option valuation model with the following assumptions: risk-free interest rates from 4.7% – 5.1%; no dividend yield; expected volatilities from 61%—62%; and remaining contractual lives of 9.3 – 9.9 years.

Pursuant to FSP 150-5, all preferred stock warrants were recorded as liabilities at the time of issuance and remeasured to current fair value at each reporting date.

As of December 31, 2007 and 2006, all warrants that were issued were outstanding.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

At December 31, 2007 and 2006, the fair value of all outstanding Series C convertible preferred stock warrants was remeasured based on the then-current reassessed fair value of the Company’s convertible preferred stock and the assumptions in the following table:

	Year Ended December 31,
	2007	2006
Risk-free interest rate	3.70 – 3.85%	4.7%
Remaining contractual terms	4.8 – 8.3 years	5.8 – 9.3 years
Volatility	61%	62%

The aggregate fair value of all outstanding Series C warrants was determined to be $967,967 and $954,726 as of December 31, 2007 and 2006, respectively. Net changes in fair value of ($13,241), $20,437 and $0 have been included in other income (expense), net for the years ended December 31, 2007, 2006 and 2005, respectively.

8. Convertible Preferred Stock

The Company is authorized to issue 53,722,168 shares of convertible preferred stock (“preferred stock”), of which 426,008 have been designated as Series A preferred stock, 7,966,748 have been designated as Series B preferred stock, 21,300,000 have been designated as Series C preferred stock and 24,029,412 have been designated as Series D preferred stock. At December 31, 2007 and 2006, 52,002,055 and 28,472,645 shares of convertible preferred stock were issued and outstanding, respectively.

In February 2002, the Company issued 496,008 shares of Series A convertible preferred stock at $1.00 per share. 71,008 of these shares were issued from the conversion of existing notes payable and related accrued interest at a conversion price per share equal to the price paid by the preferred stock investors. The net proceeds of the Series A financing were $407,018. In 2003, the Company repurchased 70,000 shares of Series A preferred stock from two investors for the original purchase price of $70,000. The shares were canceled when returned.

In July 2003, the Company issued 7,466,748 shares of Series B convertible preferred stock at $1.00 per share. 96,749 shares converted from convertible promissory notes issued in April 2003, and the remaining 7,369,999 shares were purchased in July. The net cash proceeds of the first closing of the Series B financing were $7,343,258.

In August 2003, the Company issued an additional 500,000 shares of Series B convertible preferred stock at $1.00 per share to an existing investor. The net proceeds of the second closing were $500,000.

In March and April of 2003, the Company issued promissory notes totaling $95,000. The promissory notes carried an interest rate of 6%. In July 2003, these notes and related accrued interest of $1,753 were converted into 96,749 shares of Series B preferred stock at $1.00 per share, a conversion price equal to the price paid by the preferred stock investors. In 2003, in connection with the issuance of promissory notes, the Company issued 23,750 warrants to purchase common shares at an exercise price of $1.00 per share. The Company determined the fair value of the warrants as zero, using a Black-Scholes valuation model with the following assumptions: estimated volatility of 70%, risk-free interest rates of 2.87%, no dividend yield, and a contractual life of five years. At December 31, 2007, none of these warrants had been exercised. In March 2005, the Company issued $3,077,371 in subordinated convertible promissory notes (“Notes”) to existing investors. The Notes accrue interest of 5% per annum.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

In October 2005, the Company increased the authorized shares of preferred stock to create a new series of preferred stock designated as Series C preferred stock consisting of 20,900,000 shares, par value $0.001 per share. In April 2006, the Company increased the authorized shares of Series C convertible preferred stock by 400,000 shares to a new total of 21,300,000 shares, par value $0.001 per share.

In October and November 2005, the Notes and accrued interest of $91,900 were converted into 2,755,887 shares of Series C convertible preferred stock. Also, the Company issued an additional 17,324,002 shares of Series C convertible preferred stock to current stockholders and new investors for cash proceeds of $1.15 per share.

In February 2007, as stated in the Amended and Restated Certificate of Incorporation, the Company increased the authorized shares of preferred stock by 24,029,412 shares to a new total of 53,722,168 shares, par value $0.001 per share; and created a new series of preferred stock to be designated Series D preferred stock consisting of 24,029,412 shares, par value $0.001 per share. The Company issued 23,529,410 shares of Series D convertible preferred stock to current stockholders and new investors for cash proceeds of $1.70 per share. The terms and rights with respect to these shares are consistent with the previously issued Series A, B and C convertible preferred stock.

Dividends and Distributions

The holders of the outstanding shares of the preferred stock are entitled to receive, when and if declared by the board of directors, a noncumulative dividend at the annual rate of 8% of the respective price per share of Series A preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock. Such dividend is payable in preference to any dividends for common stock declared by the board of directors. No dividends have been declared to date.

Conversion and Voting Rights

The preferred stock is convertible at the option of the holder at any time into common stock on a one-for-one basis, subject to certain adjustments for antidilution.

Each share of preferred stock automatically converts into common stock in the event of (i) an initial public offering of the Company’s common stock sold at $2.55 adjusted to reflect subsequent stock dividends, stock splits, recapitalizations, recombinations or like; and gross offering proceeds not less than $30 million prior to underwriting commissions and expenses; or (ii) the date specified by the election of holders of a majority of the then outstanding Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, voting together as a single class and, in the case of Series D Preferred Stock, the holders of seventy percent (70%) of the then outstanding Series D Preferred Stock, voting as a separate class. The holders of each share of preferred stock have one vote for each share of common stock into which such preferred stock may be converted.

Liquidation Rights

Upon liquidation or dissolution of the Company, the holders of the Series B preferred stock, Series C preferred stock and Series D preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series A preferred stock or common stock, an amount equal to the original purchase price of $1 per share of Series B preferred stock, the original purchase price of $1.15 per share of Series C preferred stock and the original purchase price of $1.70 per

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

share of Series D preferred stock, each as adjusted for any stock splits, stock dividends, recapitalizations or the like, plus all declared or accrued and unpaid dividends thereon to the date fixed for such distribution. After payments of the full liquidation preference to the holders of the Series B preferred stock, Series C preferred stock and Series D preferred stock, the holders of the Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount equal to $1 per share as adjusted for any stock splits, stock dividends, recapitalization or the like, plus all declared or accrued and unpaid dividends thereon to the date fixed for such distribution. After payment has been made to the holders of the preferred stock of the full preferential amounts to which each class of preferred stock is entitled, the Series B preferred stock, Series C preferred stock, Series D preferred stock and common stock shall participate in the remaining assets of the Company on a pro-rata basis until the Series B preferred stock, Series C preferred stock and Series D preferred stock have each received two times (2x) the respective Series B preferred, Series C preferred and Series D preferred issuance price. Thereafter, the holders of common stock shall receive all remaining assets or surplus funds of the Company on a pro-rata basis.

The following events are considered a liquidation: (i) any consolidation, merger, or corporate reorganization in which the stockholders immediately prior to such transaction own less than 50% of the Company’s voting power immediately after the transaction; or any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred, and (ii) a sale, lease, or other disposition of all or substantially all of the Company’s assets.

An event causing a change in control whereby 50% or more of the outstanding voting power of the Company is transferred triggers an automatic redemption of preferred stock, unless a majority of the preferred stockholders elect otherwise. Accordingly, the Company has classified preferred stock outside of stockholders’ equity for all periods presented, in accordance with the guidance of EITF D-98, Classification and Measurement of Redeemable Securities. Since a majority of the outstanding stock of the Company is in the control of outside investors, a hostile takeover or other sale could occur outside the control of the Company, thereby triggering a change in control and ultimately liquidation.

9. Stockholders’ Equity (Net Capital Deficiency)

Stock Split

In October 2003, the Company’s board of directors and stockholders approved a five-to-one reverse split of the Company’s outstanding common and preferred stock. This reverse split is reflected retroactively throughout the financial statements.

Stock Option Plans

In January 2002, the board of directors adopted the 2002 Stock Option Plan (the “2002 Plan”). The 2002 Plan provides for the granting of incentive and nonstatutory stock options to employees, officers, directors, and consultants of the Company. Incentive stock options may be granted with exercise prices of not less than estimated fair value, and nonstatutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company must have an exercise price of not less than 110% of the estimated fair value of the common stock on the date of grant. The board of directors determines the estimated fair value of common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four years.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

As of December 31, 2007 and 2006, under the 2002 Plan, 934,808 and 1,079,460 shares, respectively, have been reserved and approved for issuance, subject to adjustment for a stock split, or any future stock dividend or other similar change in the Company’s common stock or capital structure.

The following table summarizes option activity under the 2002 Plan and related information:

	Number of Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted- Average Exercise Price Per Share
Balance at inception (January 8, 2002)	—	—
Options authorized	400,000	—
Options granted	(42,000)	42,000	$0.10

Balance at December 31, 2002	358,000	42,000
Options authorized	724,300	—
Options granted	(242,120)	242,120	$0.10
Options exercised	—	(102,433)	$0.10
Options forfeited	12,612	(12,612)

Balance at December 31, 2003	852,792	169,075
Options authorized	—	—
Options granted	(195,800)	195,800	$0.10
Options exercised	—	(15,171)	$0.10
Options forfeited	73,329	(73,329)

Balance at December 31, 2004	730,321	276,375
Options authorized	3,218,885	—
Options granted	(161,500)	161,500	$0.10
Options exercised	—	(30,342)	$0.10
Options forfeited	123,658	(123,658)

Balance at December 31, 2005	3,911,364	283,875
Options authorized	1,200,000	—
Options granted	(4,106,904)	4,106,904	$0.125
Options exercised	—	—
Options forfeited	75,000	(75,000)

Balance at December 31, 2006	1,079,460	4,315,779
Options authorized	4,300,000	—
Options granted	(4,599,265)	4,599,265	$0.254
Options exercised	—	(1,246,387)	$0.175
Options forfeited	154,613	(154,613)

Balance at December 31, 2007	934,808	7,514,044

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

Additional information related to the status of options at December 31, 2007 is as follows:

	Shares	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding	7,514,044	$0.194	8.83	$2,824,442
Vested and exercisable	2,466,631	$0.163	8.54	$1,004,000

The intrinsic value of options is the estimated fair value of the stock less the per share exercise price of the option multiplied by the number of shares.

Upon the exercise of an option prior to vesting, the exercising optionee is required to enter into a restricted stock purchase agreement with the Company, which provides that the Company has a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that its right to repurchase these shares will lapse in accordance with the vesting schedule included in the optionee’s option agreement. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002, which are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity on a ratable basis as the award vests. The Company has applied this guidance. As of December 31, 2007 and 2006, there were 644,687 and 181,040 restricted common shares outstanding subject to repurchase rights held by the Company. In accordance with EITF 00-23, the Company has shown $135,491 and $9,574 received as a liability in the balance sheet as of December 31, 2007 and 2006, respectively, and has not shown these shares as outstanding as of December 31, 2007 or 2006. These shares are subject to repurchase upon termination of the stockholders’ services to the Company and are subject to repurchase at the original issuance price. The Company’s right to repurchase these shares lapses at a rate of 2.08% per month.

The following tables summarize information about stock options outstanding as of December 31, 2007:

Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Exercise Prices	Number Exercisable	Weighted- Average Remaining Contractual Life (Years)
$0.10	68,875	6.88	$0.10	50,875	6.61
$0.125	3,394,134	8.29	$0.125	1,656,582	8.27
$0.25	3,758,035	9.27	$0.25	758,653	9.27
$0.30	293,000	9.78	$0.30	521	9.94

	7,514,044			2,466,631

Stock Compensation Plans

As discussed in Note 1, the Company adopted the provisions of SFAS No. 123(R) on a prospective basis; accordingly, the financial statements for periods prior to January 1, 2006, do not include compensation cost calculated under the fair value method. Since the adoption of SFAS No. 123(R), the Company has recorded compensation expense for employee stock-based awards of approximately $470,154 and $71,104 during 2007 and 2006, respectively.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

The following table shows the weighted-average assumptions used to compute the share-based compensation costs for the stock options granted during the years ended December 31, 2007 and 2006 using the Black-Scholes option pricing model:

	Year Ended December 31,
	2007	2006
Risk-free interest rate	4.57%	4.5 – 4.73%
Expected life of the option	6.02 - 6.08 years	6.08 years
Dividend yield	None	None
Volatility	61.17 – 61.38%	58.3%

The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The weighted-average expected life of the options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107 and No. 110 (“SAB No. 107 and 110”). This decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated volatility also reflects the application of SAB No. 107 and 110, incorporating the historical volatility of comparable companies whose share prices are publicly available.

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was $0.254 per share. For the purpose of calculating share-based compensation expense associated with the Company’s stock option grants under SFAS No. 123(R) for the year ended December 31, 2007, the estimated fair value of common stock at the time of grant was applied to all of the stock options granted during the year. As of December 31, 2007, there is approximately $1,624,000 of total unrecognized compensation cost related to the unvested share-based compensation arrangements granted under the Company’s equity incentive plan. The remaining unrecognized compensation cost will be recognized over a weighted-average period of 3.22 years.

As discussed in Note 1, the Company accounts for stock options granted to persons other than employees or directors at fair value using the Black-Scholes option-pricing model in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Stock options granted to such persons and stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms. The Company recognizes the resulting stock-based compensation expense during the service period over which the nonemployee provides services to the Company. In connection with the issuance of options to purchase shares of common stock to nonemployees, the Company recorded total stock-based compensation within stockholders’ equity totaling approximately $12,967, $1,772 and $5,252 for the years ended December 31, 2007, 2006 and 2005, respectively, and $24,775 for the period from inception through December 31, 2007.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

During 2007, the Company granted 15,000 options to purchase shares of common stock to one nonemployee that vest over four years, with an exercise price of $0.25 per share. The following table shows the weighted-average assumptions used to compute the share-based compensation costs for stock options granted to nonemployees during the years ended December 31, 2007 and 2006 using the Black-Scholes option pricing model:

	Year Ended December 31,
	2007	2006
Risk-free interest rate	4.71 – 4.72%	4.7%
Expected life of options	8.21 – 9.26 years	9.2 – 9.55 years
Dividend yield	None	None
Volatility	65.40 – 66.29%	58.3%

Reserved Shares

At December 31, 2007, the Company has reserved shares of common stock for future issuance as follows:

Number of Shares
Subject to outstanding warrants	23,750
Stock option plans:
Subject to outstanding options	7,514,044
Available for future grants	934,808
Conversion of preferred stock	53,722,168

Total	62,194,770

10. Related Party Transactions

The Company entered into agreements to reimburse certain employees for relocation expenses in connection with their moves from Southern to Northern California. Among other conditions, the Company agreed to reimburse employees up to six percent of the sale price of their homes up to a maximum amount. As of December 31, 2003, the maximum amount payable under the agreements totaled $66,000. During 2004, the Company negotiated with one employee to terminate the agreement, which reduced the maximum amount payable to $39,000. During 2007, the Company negotiated with the remaining employee to terminate the agreement, which reduced the maximum amount payable to $0. There were no accrued expenses related to these transactions recorded as of December 31, 2007 or 2006.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

11. Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$17,813,000	$9,765,000
Research and development credits	885,000	629,000
Other	101,000	56,000

	18,799,000	10,450,000
Valuation allowance	18,791,000	10,444,000

Total deferred tax assets	8,000	6,000
Deferred tax liabilities:
Depreciation	(8,000)	(6,000)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8,347,000 during 2007 and $5,890,000 during 2006.

As of December 31, 2007, the Company had federal net operating loss carryforwards of approximately $43,725,000, which expire in the years 2022 to 2027 if not utilized. The Company had net operating loss carryforwards for state income tax purposes of $43,672,000 which expire in the years 2013 to 2017 if not utilized.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) on January 1, 2007. As of the date of adoption, there were no unrecognized income tax benefits, and there were no unrecognized income tax benefits during the tax year ended December 31, 2007. There are no accrued interest or penalties associated with any unrecognized tax benefits.

The Company files U.S. and state income tax returns with varying statutes of limitations. The tax years from inception in 2002 forward remain open to examination due to the carryover of unused net operating losses and tax credits.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

12. Subsequent Event

On September 2, 2008, Transcept Pharmaceuticals, Inc. and Novacea, Inc. (NASDAQ:NOVC) announced that they had entered into a definitive merger agreement. Pursuant to this agreement, Novacea will merge with Transcept in an all-stock transaction. Under the terms of the merger agreement, Novacea will issue new shares of its common stock to Transcept stockholders based on an exchange ratio to be determined prior to the closing of the transaction. Under the exchange ratio formula defined in the merger agreement, the former Transcept stockholders are expected to own 60 percent of the combined company, and the former Novacea stockholders are expected to own 40 percent of the combined company, each on a fully-diluted basis. This ratio is subject to potential adjustments as described in the merger agreement. The transaction is subject to certain regulatory reviews and other conditions and is currently expected to close during the fourth quarter of 2008 or the first quarter of 2009.

Transcept Pharmaceuticals, Inc. (formerly TransOral Pharmaceuticals, Inc.)

(a Development Stage Company)

Index to Financial Statements

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Balance Sheets

	September 30, 2008	December 31, 2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,427,765	$5,695,849
Marketable securities	12,790,358	29,537,876
Prepaid and other current assets	2,204,986	531,892
Restricted cash	200,000	200,000

Total current assets	20,623,109	35,965,617
Property and equipment, net	1,510,552	1,700,253
Other assets	75,190	102,851

Total assets	$22,208,851	$37,768,721

Liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)
Current liabilities:
Accounts payable	$2,033,155	$817,695
Accrued liabilities	1,536,266	2,008,580
Loan payable short-term portion	3,917,641	3,527,016

Total current liabilities	7,487,062	6,353,291
Warrant liability	645,767	967,967
Deposit for stock purchase	99,615	135,491
Deferred rent	77,241	73,907
Loan payable long-term portion	527,578	3,516,646

Total liabilities	8,837,263	11,047,302

Commitments and contingencies

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 426,008 shares authorized; 426,008 shares issued and outstanding at September 30, 2008 and December 31, 2007, (aggregate liquidation preference of $426,008 as of September 30, 2008) net of issuance costs of $17,982	408,026	408,026
Series B convertible preferred stock, $0.001 par value; 7,966,748 shares authorized; 7,966,748 shares issued and outstanding at September 30, 2008 and December 31, 2007 (aggregate liquidation preference of $7,966,748 as of September 30, 2008), net of issuance costs of $123,490	7,843,258	7,843,258
Series C convertible preferred stock, $0.001 par value; 21,300,000 shares authorized; 20,079,889 shares issued and outstanding at September 30, 2008 and December 31, 2007 (aggregate liquidation preference of $23,091,863 as of September 30, 2008), net of issuance costs of $141,166	22,950,697	22,950,697
Series D convertible preferred stock, $0.001 par value; 24,029,412 shares authorized; 23,529,410 shares issued and outstanding at September 30, 2008 and December 31, 2007 (aggregate liquidation preference of $39,999,997 as of September 30, 2008), net of issuance costs of $165,027	39,834,970	39,834,970
Stockholders’ equity (net capital deficiency):
Common stock, $0.001 par value; 66,000,000 shares authorized; 3,145,673 and 2,518,545 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	3,146	2,519
Additional paid-in capital	1,309,164	748,945
Deficit accumulated during the development stage	(58,992,062)	(45,152,058)
Accumulated other comprehensive income	14,389	85,062

Total stockholders’ equity (net capital deficiency)	(57,665,363)	(44,315,532)

Total liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)	$22,208,851	$37,768,721

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statements of Operations

	Nine Months Ended September 30,		Period From Inception (January 8, 2002) to September 30, 2008
	2008	2007
	(unaudited)	(unaudited)	(unaudited)
Operating expenses:
Research and development	$8,844,666	$12,336,487	$41,791,003
General and administrative	5,365,574	3,847,138	18,433,944

Total operating expenses	14,210,240	16,183,625	60,224,947
Loss from operations	(14,210,240)	(16,183,625)	(60,224,947)
Interest income	682,117	1,550,805	3,772,344
Interest expense	(618,188)	(926,792)	(2,218,265)
Other income (expense), net	306,307	(58,817)	214,001
Interest expense related to bridge loan warrants	—	—	(535,195)

Net loss	(13,840,004)	(15,618,429)	(58,992,062)
Deemed dividend – Series C convertible preferred stockholders	—	—	(457,874)

Loss attributable to common stockholders	$(13,840,004)	$(15,618,429)	$(59,449,936)

Basic and diluted loss per share	$(5.08)	$(7.95)

Weighted average common shares outstanding	2,725,357	1,963,474

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Statements of Cash Flows

	Nine Months Ended September 30,		Period from Inception (January 8, 2002) to September 30, 2008
	2008	2007
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	$(13,840,004)	$(15,618,429)	$(58,992,062)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	375,760	249,404	1,014,934
Noncash expense for issuance of Series C warrants	—	—	535,195
Stock-based compensation	459,749	325,567	1,025,782
Amortization of loan costs	27,661	27,661	86,057
Amortization of discount (warrants) on debt	121,020	164,291	363,153
Remeasurement of preferred stock warrants	(322,200)	49,898	(329,396)
Loss on disposals of fixed assets	3,796	—	13,902
Accretion of discount on available for sale securities	(445,569)	(980,035)	(1,613,537)
Changes in operating assets and liabilities:
Prepaid and other current assets	(1,673,094)	80,395	(2,204,986)
Other assets	—	32,309	(161,246)
Accounts payable	1,215,460	(165,522)	2,033,154
Accrued liabilities	(472,314)	1,880,727	1,525,677
Deferred rent	3,334	11,761	27,829

Net cash used in operating activities	(14,546,401)	(13,941,973)	(56,675,544)

Investing activities
Purchases of property and equipment, net	(189,855)	(446,457)	(2,221,420)
Purchases of marketable securities	(17,651,047)	(61,264,771)	(129,393,533)
Maturities of marketable securities	34,773,461	37,852,400	118,231,101
Transfer to restricted cash	—	(200,000)	(200,000)

Net cash provided by (used in) investing activities	16,932,559	(24,058,828)	(13,583,852)

Financing activities
Proceeds from issuance of long-term debt	—	—	10,000,000
Payments on long-term debt	(2,719,463)	(2,157,121)	(5,735,935)
Proceeds from issuances of convertible preferred stock, net	—	39,834,970	71,106,951
Repurchase of convertible preferred stock	—	—	(70,000)
Proceeds from issuances of common stock, net	65,221	216,841	387,210
Repurchase of common stock	—	—	(1,065)

Net cash provided by (used in) financing activities	(2,654,242)	37,894,690	75,687,161

Net increase (decrease) in cash and cash equivalents	(268,084)	(106,111)	5,427,765
Cash and cash equivalents at beginning of period	5,695,849	6,964,604	—

Cash and cash equivalents at end of period	$5,427,765	$6,858,493	$5,427,765

See accompanying notes.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes To Financial Statements

1. Organization and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Transcept Pharmaceuticals, Inc. (“Transcept” or the “Company”) is a specialty pharmaceutical company deriving significant new patient benefits from proven central nervous system drugs. On June 19, 2007, the Company changed its corporate name to Transcept Pharmaceuticals, Inc. from TransOral Pharmaceuticals, Inc.

Transcept was incorporated in January 2002 in Delaware. Since May 2006, the Company has maintained its operations in Pt. Richmond, California. Prior to that date, the Company’s office facilities were located in Corte Madera, California. Transcept is a development stage company whose activities to date have been primarily performing research and development, hiring personnel, establishing collaborative arrangements, and raising capital to support and expand these activities.

On September 30, 2008, Transcept Pharmaceuticals, Inc. submitted a New Drug Application to the U.S. Food and Drug Administration for its lead product candidate, Intermezzo® (zolpidem tartrate sublingual lozenge). Intermezzo® is a low dose, buffered, sublingual formulation of zolpidem intended to be the first prescription sleep aid to be indicated for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

The accompanying unaudited financial statements of Transcept have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for any other interim period or for any future year. These financial statements should be read in conjunction with the financial statements and footnotes thereto for the year ended December 31, 2007, included in this document.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of vested shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common securities, including options and common stock subject to repurchase.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

The following table presents the calculation of basic and diluted net loss per share (unaudited):

	Nine Months Ended September 30,
	2008	2007
Numerator:
Loss attributable to common stockholders	$(13,840,004)	$(15,618,429)

Denominator:
Weighted average common shares outstanding	3,281,850	2,192,844
Less: Weighted average common shares subject to repurchase	(556,493)	(229,370)

Denominator for basic and diluted net loss per share attributable to common stockholders	2,725,357	1,963,474

Basic and diluted net loss per share attributable to common stockholders	$(5.08)	$(7.95)

The following outstanding shares subject to options and warrants to purchase common stock, common stock subject to repurchase, convertible preferred stock and shares subject to warrants to purchase convertible preferred stock were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation (unaudited):

	Nine Months Ended September 30,
	2008	2007
Shares subject to options to purchase common stock	7,622,034	7,379,044
Shares subject to warrants to purchase common stock	—	23,750
Common stock subject to repurchase	457,559	712,270
Convertible preferred stock (as-converted basis)	52,002,055	52,002,055
Shares subject to warrants to purchase convertible preferred stock	1,103,769	1,103,769

Total	61,185,417	61,220,888

Comprehensive Net Loss

The Company reports comprehensive net loss in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS No. 130”). Among other things, SFAS No. 130 requires unrealized gains or losses on the Company’s available-for-sale marketable securities to be included in other comprehensive loss and be reported as a separate component of stockholders’ equity (net capital deficiency). Comprehensive net loss and its components are as follows (unaudited):

	Nine Months Ended September 30,
	2008	2007
Net loss	$(13,840,004)	$(15,618,429)
Changes in unrealized gain (loss) on securities available-for-sale	(70,673)	57,983

Comprehensive net loss	$(13,910,677)	$(15,560,446)

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

Recently Issued Accounting Pronouncement

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”). SFAS No. 141R amends SFAS No. 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. This statement is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, cash flows, or results of operations, but the impact will be limited to any future acquisitions beginning in fiscal 2009.

2. Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157 as it applies to its financial assets and financial liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the estimated exit price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date rather than on an entry price which represents the purchase price of an asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on several factors, including the instrument’s complexity. SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

•	Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs (i.e. inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in estimating the fair value of an asset or liability) are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds. If quoted market prices are not available for the specific security, then the Company estimates fair value by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 instruments include commercial paper, U.S. corporate debt, and U.S. government sponsored enterprise issues. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. Level 3 liabilities that are measured at fair value on a recurring basis consist of convertible preferred stock warrant liabilities. The fair values of the outstanding preferred stock warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine fair market value include estimated market value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying convertible preferred stock.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

In accordance with SFAS No. 157, the following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) and liabilities (convertible preferred stock warrant liabilities) measured at fair value on a recurring basis as of September 30, 2008 (unaudited):

		Fair Value Measurements at Reporting Date Using
Description	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$3,655,143	$3,655,143	$—	$—
Commercial paper	6,731,455	—	6,731,455	—
U.S. corporate debt	1,067,739	—	1,067,739	—
U.S. government sponsored enterprise issues	6,238,880	—	6,238,880	—

	$17,693,217	$3,655,143	$14,038,074	$—

Liabilities
Convertible preferred stock warrant liabilities	$645,767	$—	$—	$645,767

The following table sets forth the changes in the fair value of the Company’s Level 3 financial liabilities (convertible preferred stock warrant liabilities), which were measured at fair value on a recurring basis for the nine months ended September 30, 2008:

Fair value as of December 31, 2007	$967,967
Change in fair value	(322,200)

Fair value as of September 30, 2008	$645,767

The decrease in fair value of the convertible preferred stock warrant liabilities of $322,200 was recognized in other income (expense), net in the statements of operations.

During the nine months ended September 30, 2008, there were no significant changes to the valuation models used for purposes of determining the fair value of Level 2 assets and Level 3 liabilities.

No other financial assets and liabilities were carried at fair value as of September 30, 2008.

The Company chose not to elect the fair value option as prescribed by SFAS No. 159 for its financial assets and financial liabilities that had not been previously carried at fair value. Therefore, material financial assets and financial liabilities not carried at fair value, such as the Company’s long-term debt obligations and trade accounts payable, are still reported at their carrying values.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

3. Stockholders’ Equity (Net Capital Deficiency)

Stock Compensation Plans

The Company accounts for employee stock-based compensation under SFAS No. 123(R), Share-Based Payment (“SFAS No. 123R”), which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on fair value. Employee stock-based compensation expense recognized in the nine months ended September 30, 2008 and 2007 was calculated based on awards ultimately expected to vest, and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has recognized share-based compensation expense for employee stock-based awards of $443,146 and $315,630 during the nine-month periods ended September 30, 2008 and 2007, respectively.

The following table shows the weighted-average assumptions used to compute the share-based compensation costs for the stock options granted during the nine months ended September 30, 2008 and 2007 using the Black-Scholes option pricing model:

	Nine Months Ended September 30,
	2008	2007
Risk-free interest rate	3.49%	4.57%
Expected life of the option	6.08 years	6.02 – 6.08 years
Dividend yield	None	None
Volatility	70.29%	61.17 – 61.38%

The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The weighted-average expected life of the options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107 and No. 110 (“SAB No. 107 and 110”). This decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated volatility also reflects the application of SAB No. 107 and 110, incorporating the historical volatility of comparable companies whose share prices are publicly available.

The Company accounts for stock options granted to persons other than employees or directors at fair value using the Black-Scholes option-pricing model in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Stock options granted to such persons and stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms. The Company recognizes the resulting stock-based compensation expense during the service period over which the nonemployee provides services to the Company. In connection with the issuance of options to purchase shares of common stock to nonemployees, the Company recorded total stock-based compensation within stockholders’ equity totaling $16,603 and $9,937 for the nine months ended September 30, 2008 and 2007 respectively, and $41,378 for the period from inception through September 30, 2008.

Transcept Pharmaceuticals, Inc.

(a Development Stage Company)

Notes to Financial Statements—(Continued)

The following table shows the weighted-average assumptions used to compute the share-based compensation costs for nonemployee stock options during the nine months ended September 30, 2008 and 2007 using the Black-Scholes option pricing model:

Nine Months Ended September 30,
	2008	2007
Risk-free interest rate	3.45 – 3.80%	4.71 – 4.72%
Expected life of options	7.46 – 9.68 years	8.21 – 9.26 years
Dividend yield	None	None
Volatility	74.74 – 79.68%	65.40 – 66.29%

4. Subsequent Event

On October 3, 2008, Novacea, Inc. (NASDAQ:NOVC) filed its Registration Statement on Form S-4 with the SEC in connection with its proposed merger with Transcept Pharmaceuticals, Inc. The definitive merger agreement was entered into on August 29, 2008. Pursuant to this agreement, Novacea will merge with Transcept in an all-stock transaction. Under the terms of the merger agreement, Novacea will issue new shares of its common stock to Transcept stockholders based on an exchange ratio to be determined prior to the closing of the transaction. Under the exchange ratio formula defined in the merger agreement, the former Transcept stockholders are expected to own 60 percent of the combined company, and the former Novacea stockholders are expected to own 40 percent of the combined company, each on a fully-diluted basis. This ratio is subject to potential adjustments as described in the merger agreement. The transaction is subject to certain regulatory reviews and other conditions and is currently expected to close during the fourth quarter of 2008 or the first quarter of 2009.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

NOVACEA, INC.,

a Delaware corporation;

PIVOT ACQUISITION, INC.,

a Delaware corporation; and

TRANSCEPT PHARMACEUTICALS, INC.

a Delaware corporation

Dated as of August 29, 2008

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 29, 2008, by and among NOVACEA, INC., a Delaware corporation (“Pivot”); PIVOT ACQUISITION, INC., a Delaware corporation (“Merger Sub”); and TRANSCEPT PHARMACEUTICALS, INC., a Delaware corporation (“Merger Partner”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Pivot and Merger Partner intend to effect a merger of Merger Sub into Merger Partner (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Merger Partner will become a wholly-owned subsidiary of Pivot.

B. Pivot, Merger Sub and Merger Partner intend to adopt this Agreement as a plan of reorganization and for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

C. The Board of Directors of Pivot (i) has determined that the Merger is fair to, and in the best interests of, Pivot and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Pivot Common Stock to the stockholders of Merger Partner pursuant to the terms of this Agreement, the change of control of Pivot, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Pivot vote to approve the issuance of shares of Pivot Common Stock to the stockholders of Merger Partner pursuant to the terms of this Agreement, the change of control of Pivot and such other actions as contemplated by this Agreement.

D. The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

E. The Board of Directors of Merger Partner (i) has determined that the Merger is advisable and fair to, and in the best interests of, Merger Partner and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of Merger Partner.

F. In order to induce Pivot to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of Merger Partner listed on Schedule F hereto, are executing voting agreements in favor of Pivot concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Merger Partner Stockholder Voting Agreements”).

G. In order to induce Merger Partner to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of Pivot listed on Schedule G hereto are executing voting agreements in favor of Merger Partner concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Pivot Stockholder Voting Agreements”).

H. It is expected that within ten (10) calendar days following the execution and delivery of this Agreement by the parties hereto, the holders of shares of capital stock of Merger Partner sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and Merger Partner’s Certificate of Incorporation and Bylaws will execute and deliver an action by written consent adopting this Agreement, in the form attached hereto as Exhibit D in order to obtain the Merger Partner Stockholder Approval (each, a “Merger Partner Stockholder Written Consent” and collectively, the “Merger Partner Stockholder Written Consents”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger.

(a) Merger of Merger Sub into Merger Partner. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into Merger Partner, and the separate existence of Merger Sub shall cease. Merger Partner will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) Alternative Structure. If all of the conditions to the Merger, except for the conditions set forth in Section 7.4(a) and Section 8.4(a) (the “Tax Opinion Conditions”), have been satisfied or waived, and the Tax Opinion Conditions could be satisfied if, immediately following the Merger, as part of one integrated plan for U.S. federal income tax purposes, the Surviving Corporation were merged in accordance with Delaware law into a limited liability company wholly-owned by Pivot that is disregarded as an entity separate from its owner for U.S. federal income tax purposes (the “LLC”) with the LLC surviving (such merger, the “Second Merger”), then the Second Merger shall be consummated; provided, however, that (i) the LLC shall become a party to, and shall become bound by, the terms of this Agreement and (ii) the Tax Representation Letters shall be executed and delivered. If the Second Merger occurs, references to the Merger in Recital B, Section 1.11, Section 2.12(n), Section 3.10(n), and Section 5 shall be to the Merger and the Second Merger, taken together as one integrated transaction for U.S. federal income tax purposes.

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Merger Partner will become a wholly-owned subsidiary of Pivot.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Pivot and Merger Partner may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Pivot and Merger Partner. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Merger Partner (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Certificate of Incorporation of Pivot shall be the Certificate of Incorporation of Pivot immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Pivot shall file an amendment to its certificate of incorporation to change the name of Pivot to “Transcept Pharmaceuticals, Inc.;”

(c) the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d) the directors and officers of Pivot shall be as set forth in Section 5.17; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Pivot as set forth in Section 5.17, after giving effect to the provisions of Section 5.17.

1.5 Conversion of Shares and Issuance of Warrants.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Pivot, Merger Sub, Merger Partner or any stockholder of Merger Partner:

(i) any shares of Merger Partner Common Stock or Merger Partner Preferred Stock held as treasury stock or held or owned by Merger Partner, Merger Sub or any Subsidiary of Merger Partner immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) Merger Partner shall have taken such action to effect a conversion of Merger Partner Series A Preferred Stock, Merger Partner Series B Preferred Stock, Merger Partner Series C Preferred Stock and Merger Partner Series D Preferred Stock (collectively, the “Merger Partner Preferred Stock”) to be converted into Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”); and

(iii) subject to Section 1.5(c), each share of Merger Partner Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Pivot Common Stock equal to the Exchange Ratio.

(b) If any shares of Merger Partner Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture or under any applicable restricted stock purchase agreement or other agreement with Merger Partner, then the shares of Pivot Common Stock issued in exchange for such shares of Merger Partner Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Pivot Common Stock shall accordingly be marked with appropriate legends. Merger Partner shall take all action that may be necessary to ensure that, from and after the Effective Time, Pivot is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Pivot Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Merger Partner Common Stock who would otherwise be entitled to receive a fraction of a share of Pivot Common Stock (after aggregating all fractional shares of Pivot Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Merger Partner Stock Certificate(s) (as defined in Section 1.7), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Pivot Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Pivot Common Stock then trades) on the date the Merger becomes effective.

(d) All Merger Partner Options outstanding immediately prior to the Effective Time under the Merger Partner Stock Option Plan and all Merger Partner Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Pivot Common Stock or warrants to purchase Pivot Common Stock, as applicable, in accordance with Section 5.5.

(e) Each share of Common Stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Merger Partner Capital Stock or Pivot Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Merger Partner Common Stock, Merger Partner Preferred Stock, Merger Partner Options and Merger Partner Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.6 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing, as agreed upon by Pivot and Merger Partner at least ten (10) calendar days prior to the Pivot Stockholders Meeting (the “Anticipated Closing Date”); provided, that, notwithstanding the foregoing, if the Form S-4 Registration Statement is not filed on or before October 5, 2008, then the “Determination Date” shall be December 31, 2008. Merger Partner shall reasonably cooperate with Pivot and provide Pivot, and require its Representatives, advisors, accountants and attorneys to provide, Pivot and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Merger Partner that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Merger Partner to be included in the Form S-4 Registration Statement. On the fifth calendar day after the Determination Date, Pivot shall deliver to Merger Partner a schedule (an “Estimated Net Cash Schedule”) setting forth, in reasonable detail, Pivot’s calculation of Net Cash (using an estimate of Pivot’s accounts payable and accrued expenses, in each case as of such date and determined in a manner substantially consistent with the manner in which such items were determined for Pivot’s most recent SEC filings) (the “Net Cash Calculation”) as of such applicable Determination Date prepared by Pivot’s Chief Financial Officer. Within five (5) calendar days following the Determination Date, Pivot shall deliver to Merger Partner a schedule (a “Final Net Cash Schedule”) setting forth the Net Cash Calculation as of such Determination Date prepared by Pivot. Pivot shall make the work papers and back-up materials used in preparing the applicable Estimated Net Cash Schedule and Final Net Cash Schedule available to Merger Partner and, if requested by Merger Partners, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after Pivot delivers the applicable Estimated Net Cash Schedule or Final Net Cash Schedule (a “Response Date”), Merger Partner shall have the right to dispute any part of such Estimated Net Cash Schedule or Final Net Cash Schedule by delivering a written notice to that effect to Pivot (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the applicable Net Cash Calculation.

(c) If on or prior to any Response Date, (i) Merger Partner notifies Pivot in writing that it has no objections to the applicable Net Cash Calculation or (ii) Merger Partner fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the applicable Estimated Net Cash Schedule or Final Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(d) If Merger Partner delivers a Dispute Notice on or prior to the applicable Response Date, then Representatives of Pivot and Merger Partner shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e) If Representatives of Pivot and Merger Partner are unable to negotiate an agreed-upon determination of Net Cash at a Determination Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the applicable Dispute Notice (or such other period as Pivot and Merger Partner may mutually agree upon), then Pivot and Merger Partner shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Pivot shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the applicable Estimated Net Cash Schedule or Final Net Cash Schedule, and Pivot and Merger Partner shall use their best efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Merger Partner and Pivot shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Merger Partner and Pivot. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Pivot and Merger Partner in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.6(e) applies as to the determination of the Net Cash at the Determination Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date.

1.7 Closing of Merger Partner’s Transfer Books. At the Effective Time: (a) all shares of Merger Partner Common Stock and Merger Partner Preferred Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Merger Partner Common Stock and Merger Partner Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Merger Partner; and (b) the stock transfer books of Merger Partner shall be closed with respect to all shares of Merger Partner Common Stock and Merger Partner Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Merger Partner Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Merger Partner Common Stock outstanding immediately prior to the Effective Time (a “Merger Partner Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.8) or to the Surviving Corporation, such Merger Partner Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Pivot and Merger Partner shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Pivot shall deposit with the Exchange Agent: (i) certificates representing the shares of Pivot Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Pivot Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) At or before the Effective Time, Merger Partner will deliver to Pivot a true, complete and accurate listing of all record holders of Merger Partner Stock Certificates at the Effective Time, including the number and class of shares of Merger Partner’s capital stock held by such record holder and the number of shares of Pivot Common Stock such holder is entitled to receive pursuant to Section 1.5. Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Merger Partner Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Pivot may reasonably specify (including a provision confirming that delivery of Merger Partner Stock Certificates shall be effected, and risk of loss and title to Merger Partner Stock Certificates shall pass, only upon delivery of such Merger Partner Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Merger Partner Stock Certificates in exchange for certificates representing Pivot Common Stock. Upon surrender of a Merger Partner Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Pivot: (A) the holder of such Merger Partner Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Pivot Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Pivot Common Stock); and (B) the Merger Partner Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Merger Partner Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Pivot Common Stock (and cash in lieu of any fractional share of Pivot Common Stock). If any Merger Partner Stock Certificate shall have been lost, stolen or destroyed, Pivot may, in its discretion and as a condition precedent to the delivery of any shares of Pivot Common Stock and in the case of Merger Partner Certificates representing Merger Partner Preferred Stock, require the owner of such lost, stolen or destroyed Merger Partner Stock Certificate to provide an applicable affidavit with respect to such Merger Partner Stock Certificate and post a bond indemnifying Pivot against any claim suffered by Pivot related to the lost, stolen or destroyed Merger Partner Stock Certificate or any Pivot Common Stock issued in exchange therefor as Pivot may reasonably request.

(c) No dividends or other distributions declared or made with respect to Pivot Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Merger Partner Stock Certificate with respect to the shares of Pivot Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Merger Partner Stock Certificate in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Merger Partner Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Pivot upon demand, and any holders of Merger Partner Stock Certificates who have not theretofore surrendered their Merger Partner Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Pivot for satisfaction of their claims for Pivot Common Stock, cash in lieu of fractional shares of Pivot Common Stock and any dividends or distributions with respect to shares of Pivot Common Stock.

(e) Each of the Exchange Agent, Pivot and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Merger Partner Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Merger Partner Stock Certificate or to any other Person with respect to any shares of Pivot Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Merger Partner Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Merger Partner Capital Stock in accordance with the DGCL and/or Chapter 13 of the California General Corporation Law (the “CGCL”) (collectively, the

“Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Merger Partner Capital Stock held by them in accordance with the DGCL or the CGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL or CGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Merger Partner Capital Stock under the DGCL or CGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) Merger Partner shall give Pivot prompt written notice of any demands by dissenting stockholders received by Merger Partner, withdrawals of such demands and any other instruments served on Merger Partner and any material correspondence received by Merger Partner in connection with such demands.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Partner, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Merger Partner, in the name of Merger Sub and otherwise) to take such action.

1.11 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Merger Partner represents and warrants to Pivot and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Merger Partner to Pivot (the “Merger Partner Disclosure Schedule”). The Merger Partner Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2. The disclosures in any section or subsection of the Merger Partner Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Merger Partner Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Merger Partner Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Etc.

(a) Merger Partner has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Merger Partner Disclosure Schedule; and neither Merger Partner nor any of the other Entities identified in Part 2.1(a) of the Merger Partner Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Merger Partner Disclosure Schedule. Merger Partner has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Merger Partner has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Merger Partner and the Merger Partner Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Merger Partner and the Merger Partner Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Merger Partner Material Adverse Effect.

2.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Merger Partner has delivered to Pivot accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for Merger Partner and each Merger Partner Subsidiary. Part 2.2 of the Merger Partner Disclosure Schedule lists, and Merger Partner has delivered to Pivot, accurate and complete copies of: (a) the charters of all committees of Merger Partner’s board of directors; and (b) any code of conduct or similar policy adopted by Merger Partner or by the board of directors, or any committee of the board of directors, of Merger Partner. Neither Merger Partner nor any Merger Partner Subsidiary has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect.

2.3 Capitalization, Etc.

(a) The authorized capital stock of Merger Partner consists of (i) 66,000,000 shares of Merger Partner Common Stock, par value $0.001 per share, of which 3,528,961 shares have been issued and are outstanding as of the date of this Agreement, (ii) 426,008 shares of Series A Preferred Stock, par value $0.001 per share of which 426,008 shares have been issued and are outstanding; (iii) 7,966,748 shares of Series B Preferred Stock, par value $0.001 per share of which 7,966,748 shares have been issued and are outstanding; (iv) 21,300,000 shares of Series C Preferred Stock, par value $0.001 per share of which 20,079,889 shares have been issued and are outstanding; and (v) 24,029,412 shares of Series D Preferred Stock, par value $0.001 per share of which 23,529,410 shares have been issued and are outstanding. Merger Partner does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Merger Partner Common Stock and Merger Partner Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a) of the Merger Partner Disclosure Schedule, none of the outstanding shares of Merger Partner Common Stock or Merger Partner Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Merger Partner Common Stock or Merger Partner Preferred Stock is subject to any right of first refusal in favor of Merger Partner. Except as contemplated herein or as set forth in the Merger Partner Disclosure Schedule, there is no Merger Partner Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Merger Partner Common Stock or Merger Partner Preferred Stock. Merger Partner is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Merger Partner Common Stock or other securities. Part 2.3(a) of the Merger Partner Disclosure Schedule accurately and completely describes all repurchase rights held by Merger Partner with respect to shares of Merger Partner Common Stock (including shares issued pursuant to the exercise of stock options) and Merger Partner Preferred Stock, and specifies each holder of Merger Partner Common Stock or Merger Partner Preferred Stock, the date of purchase of such Merger Partner Common Stock or Merger Partner Preferred Stock, the number of shares of Merger Partner Common Stock or Merger Partner Preferred Stock subject to such repurchase rights, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such Merger Partner Common Stock or Merger Partner

Preferred Stock filed an election under Section 83(b) of the Code with respect to such Merger Partner Common Stock or Merger Partner Preferred Stock within thirty (30) days of purchase. Each share of Merger Partner Preferred Stock is convertible into one share of Merger Partner Common Stock.

(b) Except for the Merger Partner Amended and Restated 2002 Stock Option Plan (the “Merger Partner Stock Option Plan”), Merger Partner does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Merger Partner has reserved 10,043,185 shares of Merger Partner Common Stock for issuance under the Merger Partner Stock Option Plan, of which 1,760,062 shares have been issued and 7,707,034 shares are subject to issuance pursuant to stock options granted and outstanding under the Merger Partner Stock Option Plan and 576,089 shares of Merger Partner Common Stock are reserved for future issuance pursuant to stock options not yet granted under the Merger Partner Stock Option Plan. 1,103,769 shares of Merger Partner Series C Preferred Stock are reserved for future issuance pursuant to warrants to purchase Merger Partner Series C Preferred Stock (collectively, the “Merger Partner Warrants”). Part 2.3(b) of the Merger Partner Disclosure Schedule sets forth the following information with respect to each Merger Partner Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Merger Partner Common Stock subject to such Merger Partner Option at the time of grant; (C) the number of shares of Merger Partner Common Stock subject to such Merger Partner Option as of the date of this Agreement; (D) the exercise price of such Merger Partner Option; (E) the date on which such Merger Partner Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares; (G) the date on which such Merger Partner Option expires; and (H) whether such Merger Partner Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Merger Partner has made available to Pivot an accurate and complete copy of the Merger Partner Stock Option Plan, forms of all stock option agreements approved for use thereunder, copies of resolutions of the board of directors approving option grants and copies of stockholder resolutions approving all stock option plans pursuant to which Merger Partner has ever granted stock options. No Merger Partner Options are subject to the requirements of Section 409A of the Code. No vesting of Merger Partner Options will accelerate in connection with the closing of the Proposed Transactions.

(c) Except for the outstanding Merger Partner Options, Merger Partner Warrants or as set forth on Part 2.3(c) of the Merger Partner Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Merger Partner; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Merger Partner; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Merger Partner is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any Merger Partner. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Merger Partner.

(d) All outstanding shares of Merger Partner Common Stock, Merger Partner Preferred Stock, options, warrants and other securities of Merger Partner have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Merger Partner has delivered to Pivot accurate and complete copies of all Merger Partner Warrants.

2.4 Financial Statements.

(a) Part 2.4(a) of the Merger Partner Disclosure Schedule includes true and complete copies of Merger Partner’s audited consolidated balance sheet at December 31, 2007, Merger Partner’s unaudited consolidated balance sheet at June 30, 2008, and Merger Partner’s audited statements of income, cash flow and shareholders’ equity for the years ended December 31, 2005, 2006 and 2007 (collectively, the “Merger Partner Financials”). The Merger Partner Financials (i) were prepared in accordance with United States general accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Merger Partner Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present the financial condition and operating results of Merger Partner as of the dates and for the periods indicated therein.

(b) Each of Merger Partner and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; provided, however, that the Merger Partner has neither adopted, nor has it conducted an evaluation of compliance of Merger Partner’s internal accounting controls with, the Internal Control Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Merger Partner maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes.

(c) Part 2.4(c) of the Merger Partner Disclosure Schedule lists, and Merger Partner has delivered to Pivot accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Merger Partner since December 31, 2005.

(d) Since January 1, 2005, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Merger Partner, Merger Partner’s Board of Director or any committee thereof. Since January 1, 2005, neither Merger Partner nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Merger Partner and the Merger Partner Subsidiaries, (ii) any fraud, whether or not material, that involves Merger Partner’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Merger Partner and the Merger Partner Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.5 Absence of Changes. Except as set forth on Part 2.5 of the Merger Partner Disclosure Schedule, since December 31, 2007:

(a) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Merger Partner or any Merger Partner Subsidiary (whether or not covered by insurance);

(b) Merger Partner has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(c) Merger Partner has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Merger Partner Common Stock issued upon the valid exercise of outstanding Merger Partner Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Merger Partner Options identified in Part 2.3(b) of the Merger Partner Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security except for the repurchase or reacquisition of shares pursuant to Merger Partner rights arising upon an individual’s termination as an employee, director or consultant;

(d) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Merger Partner or any Merger Partner Subsidiary, and neither Merger Partner nor any Merger Partner Subsidiary has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) Merger Partner has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the Merger Partner Stock Option Plan; (ii) any Merger Partner Option or any Contract evidencing or relating to any Merger Partner Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) Neither Merger Partner nor any Merger Partner Subsidiary has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(g) Neither Merger Partner nor any Merger Partner Subsidiary has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $100,000;

(h) Neither Merger Partner nor any Merger Partner Subsidiary has changed any of its accounting methods, principles or practices;

(i) Neither Merger Partner nor any Merger Partner Subsidiary has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j) Neither Merger Partner nor any Merger Partner Subsidiary has commenced or settled any Legal Proceeding;

(k) Neither Merger Partner nor any Merger Partner Subsidiary has entered into any material transaction outside the Ordinary Course of Business;

(l) Neither Merger Partner nor any Merger Partner Subsidiary has acquired any material assets nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Encumbrances of immaterial assets in the Ordinary Course of Business consistent with past practices;

(m) there has been no entry into, amendment or termination of any Merger Partner Material Contract;

(n) there has been no (i) material change in pricing or royalties or other payments set or charged by Merger Partner or any Merger Partner Subsidiary to its customers or licensees, (ii) agreement by Merger Partner or any Merger Partner Subsidiary to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Merger Partner or any Merger Partner Subsidiary, or (iii) as of the date of this Agreement, material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Merger Partner or any Merger Partner Subsidiary; and

(o) Neither Merger Partner nor any Merger Partner Subsidiary has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(n)” above (other than negotiations between the Parties to enter into this Agreement).

2.6 Title to Assets. Each of Merger Partner and the Merger Partner Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Merger Partner Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of Merger Partner or any Merger Partner Subsidiary as being owned by Merger Partner or such Merger Partner Subsidiary. All of said assets are owned by Merger Partner or a Merger Partner Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Merger Partner’s Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Merger Partner; and (iii) liens described in Part 2.6 of the Merger Partner Disclosure Schedule.

2.7 Real Property; Leasehold. Neither Merger Partner nor any Merger Partner Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Merger Partner Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8 Intellectual Property.

(a) Merger Partner, directly or through a Merger Partner Subsidiary, owns, or has the right to use, and has the right to bring actions for the infringement of, all Merger Partner IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Merger Partner Material Adverse Effect.

(b) Part 2.8(b) of the Merger Partner Disclosure Schedule is an accurate, true and complete listing of all Merger Partner Registered IP.

(c) Part 2.8(c) of the Merger Partner Disclosure Schedule accurately identifies (i) all Merger Partner IP Rights licensed to Merger Partner (other than (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Merger Partner’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Merger Partner Contracts pursuant to which such Merger Partner IP Rights are licensed to Merger Partner; and (iii) whether the license or licenses granted to Merger Partner are exclusive or non-exclusive.

(d) Part 2.8(d)(i) of the Merger Partner Disclosure Schedule accurately identifies each Merger Partner Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Merger Partner IP Rights. Except as identified in Part 2.8(d)(ii) of the Merger Partner Disclosure Schedule, Merger Partner is not bound by, and no Merger Partner IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Merger Partner to use, exploit, assert, or enforce any Merger Partner IP Rights anywhere in the world.

(e) Merger Partner exclusively owns all right, title, and interest to and in Merger Partner IP Rights (other than Merger Partner IP Rights (i) exclusively and non-exclusively licensed to Merger Partner, as identified in Part 2.8(c) of the Merger Partner Disclosure Schedule and (ii) (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Merger Partner’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances (other than those Encumbrances granted pursuant to the Merger Partner Contracts listed in Part 2.8(d) of the Merger Partner Disclosure Schedule). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Merger Partner Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Merger Partner Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Merger Partner and who is or was involved in the creation or development of any Merger Partner IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Merger Partner and confidentiality provisions protecting trade secrets and confidential information of Merger Partner. No current or former stockholder, officer, director, or employee of Merger Partner has any claim, right (whether or not currently exercisable), or interest to or in any Merger Partner IP Rights. No employee of Merger Partner is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Merger Partner or (b) in breach of any Contract with any former employer or other Person concerning Merger Partner IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Merger Partner IP Rights.

(iii) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Merger Partner IP Rights in which Merger Partner has an ownership interest.

(iv) Merger Partner has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that Merger Partner holds, or purports to hold, as a trade secret.

(v) Merger Partner has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Merger Partner IP Rights to any other Person.

(vi) To the Knowledge of Merger Partner and its Subsidiaries, the Merger Partner IP Rights constitute all Intellectual Property necessary for Merger Partner to conduct its business as currently conducted and planned to be conducted.

(f) Merger Partner has delivered, or made available to Pivot, a complete and accurate copy of all Merger Partner IP Rights Agreements. Neither Merger Partner nor any Merger Partner Subsidiary is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Merger Partner IP Rights or Pivot IP Rights or impair the right of Merger Partner or the Surviving Corporation and its Subsidiaries to use, sell or license any Merger Partner IP Rights or Pivot IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. With respect to each of the Merger Partner IP Rights Agreements: (i) each such agreement is valid and binding on Merger Partner or its Subsidiaries, as applicable, and in full force and effect; (ii) Merger Partner has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) Merger Partner and its Subsidiaries, and to the Knowledge of Merger Partner, any other party to such agreement, is not in breach or default thereof in any material respect.

(g) Except as set forth on Part 2.8(g) of the Merger Partner Disclosure Schedule, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Merger Partner violates any license or agreement between Merger Partner or its Subsidiaries and any third party or, to the Knowledge of Merger Partner and its Subsidiaries, infringes or misappropriates any Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Merger Partner Material Adverse Effect. Merger Partner has disclosed in correspondence to Pivot the third-party patents and patent applications found during all freedom to operate searches that were conducted by Merger Partner related to any product or technology currently licensed or sold or under development by Merger Partner. To the Knowledge of Merger Partner and its Subsidiaries, no third party is infringing upon, or violating any license or agreement with Merger Partner or its Subsidiaries relating to any Merger Partner IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Merger Partner IP Rights, nor has Merger Partner received any written notice asserting that any Merger Partner IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.

(h) Each item of Merger Partner IP Rights that is Merger Partner Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Merger Partner Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Merger Partner Material Adverse Effect.

(i) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Merger Partner conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Merger Partner has or purports to have an ownership interest has been impaired.

(j) Except as may be set forth in the Contracts listed on Parts 2.8(c) or 2.8(d) of the Merger Partner Disclosure Schedule (i) Merger Partner is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) Merger Partner has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right.

2.9 Agreements, Contracts and Commitments. Part 2.9 of the Merger Partner Disclosure Schedule identifies, except for Merger Partner Contracts set forth in Section 2.13 of the Merger Partner Disclosure Schedule:

(a) each Merger Partner Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Merger Partner Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by Merger Partner or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Merger Partner’s, Merger Partner’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c) each Merger Partner Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Merger Partner Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Merger Partner and any of its respective officers or directors;

(e) each Merger Partner Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Merger Partner, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(f) each Merger Partner Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Merger Partner Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Merger Partner Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Merger Partner or any Merger Partner Subsidiary or any loans or debt obligations with officers or directors of Merger Partner;

(i) each Merger Partner Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Merger Partner (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Merger Partner or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Merger Partner or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Merger Partner or such Merger Partner Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any Merger Partner product, service or technology or any Contract currently in force to sell, distribute or commercialize any Merger Partner products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(j) each Merger Partner Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Merger Partner in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by Merger Partner or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Merger Partner and its Subsidiaries.

Merger Partner has delivered to Pivot accurate and complete (except for applicable redactions thereto) copies of all material written Merger Partner Contracts, including all amendments thereto. There are no material Merger Partner Contracts that are not in written form. Except as set forth on Part 2.9 of the Merger Partner Disclosure Schedule, neither Merger Partner nor any of its Subsidiaries has, nor to Merger Partner’s Knowledge, as of the date of this Agreement has any other party to a Merger Partner Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Merger Partner or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Merger Partner Material Contract”) in such manner as would permit any other party to cancel or terminate any such Merger Partner Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Merger Partner Material Adverse Effect. As to Merger Partner and its Subsidiaries, as of the date of this Agreement, each Merger Partner Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Merger Partner, any Merger Partner Subsidiary, the Surviving Corporation or Pivot to any Person under any

Merger Partner Contract or give any Person the right to terminate or alter the provisions of any Merger Partner Contract. No Person is renegotiating, or has a right pursuant to the terms of any Merger Partner Material Contract to renegotiate, any material amount paid or payable to Merger Partner under any Merger Partner Material Contract or any other material term or provision of any Merger Partner Material Contract. Part 2.9 of the Merger Partner Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any written bid, offer, award, proposal, term sheet or similar written document has been submitted or received by Merger Partner (other than term sheets and proposals provided by Merger Partner or to Merger Partner by any party related to the subject matter of this transaction or an Acquisition Proposal made prior to the date hereof) that if entered into by Merger Partner or any Merger Partner Subsidiary would be a Merger Partner Material Contract.

2.10 Liabilities. As of the date hereof, neither Merger Partner nor any Merger Partner Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Merger Partner Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Merger Partner or its Subsidiaries since the date of the Merger Partner Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Merger Partner or any Merger Partner Subsidiary under Merger Partner Contracts; and (d) Liabilities described in Part 2.10 of the Merger Partner Disclosure Schedule.

2.11 Compliance; Permits; Restrictions.

(a) Merger Partner and each Merger Partner Subsidiary are, and since January 1, 2005 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Merger Partner, threatened against Merger Partner or any Merger Partner Subsidiary, nor has any Governmental Body or authority indicated to Merger Partner an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Merger Partner or any Merger Partner Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Merger Partner or any Merger Partner Subsidiary, any acquisition of material property by Merger Partner or any Merger Partner Subsidiary or the conduct of business by Merger Partner or any Merger Partner Subsidiary as currently conducted, (ii) may have an adverse effect on Merger Partner’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Merger Partner and the Merger Partner Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Merger Partner (collectively, the “Merger Partner Permits”) as currently conducted. Part 2.11(b) of the Merger Partner Disclosure Schedule identifies each Merger Partner Permit. Each of Merger Partner and each Merger Partner Subsidiary is in material compliance with the terms of the Merger Partner Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Merger Partner, threatened, which seeks to revoke, limit, suspend, or materially modify any Merger Partner Permit. The rights and benefits of each material Merger Partner Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Merger Partner and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or threatened with respect to an alleged violation by Merger Partner or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Merger Partner holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Merger Partner as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates, including Intermezzo and TO-2060 (the “Merger Partner Product Candidates”) (the “Merger Partner Regulatory Permits”) and no such Merger Partner Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Merger Partner is in compliance in all material respects with the Merger Partner Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Merger Partner Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Merger Partner Regulatory Permit. Except for the information and files identified in Part 2.11(d) of the Merger Partner Disclosure Schedule, Merger Partner has made available to Pivot all information requested by Pivot in Merger Partner’s possession or control relating to the Merger Partner Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Merger Partner Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Merger Partner or in which Merger Partner or its current products or product candidates, including the Merger Partner Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2005, Merger Partner has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Merger Partner, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Merger Partner or in which Merger Partner or its current products or product candidates, including the Merger Partner Product Candidates, have participated.

(f) Neither Merger Partner nor any of the Merger Partner Subsidiaries is the subject of any pending, or to the Knowledge of Merger Partner or the Merger Partner Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Merger Partner or any of the Merger Partner Subsidiaries, neither Merger Partner nor any of the Merger Partner Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Merger Partner nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Merger Partner, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Merger Partner or any of its officers, employees or agents.

2.12 Tax Matters.

(a) Merger Partner and each Merger Partner Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Merger Partner nor any Merger Partner Subsidiary is

currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Merger Partner or any Merger Partner Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Merger Partner or any Merger Partner Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Merger Partner and any Merger Partner Subsidiary have been reserved for on the Merger Partner Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Merger Partner Unaudited Interim Balance Sheet, neither Merger Partner nor any Merger Partner Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Merger Partner and each Merger Partner Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Merger Partner’s Unaudited Interim Balance Sheet) upon any of the assets of Merger Partner or any Merger Partner Subsidiary.

(e) No deficiencies for Taxes with respect to Merger Partner or any Merger Partner Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Merger Partner or any Merger Partner Subsidiary. No issues relating to Taxes of Merger Partner or any Merger Partner Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Merger Partner has delivered or made available to Pivot complete and accurate copies of all federal income Tax and all other material Tax Returns of Merger Partner and each Merger Partner Subsidiary (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Merger Partner and each Merger Partner Subsidiary (and predecessors of each), with respect to federal income Tax and all other material Taxes. Neither Merger Partner nor any Merger Partner Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Merger Partner or any Merger Partner Subsidiary as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Pivot, are set forth on Schedule 2.12(f). Neither Merger Partner nor any Merger Partner Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Merger Partner or any Merger Partner Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Merger Partner nor any Merger Partner Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Merger Partner nor any Merger Partner Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Merger Partner nor any Merger Partner Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Merger Partner) for federal, state, local or foreign Tax purposes. Neither Merger Partner nor any Merger Partner Subsidiary has any Liability for the Taxes of any Person (other than Merger Partner and any Merger Partner Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither Merger Partner nor any Merger Partner Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Merger Partner nor any Merger Partner Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(l) Neither Merger Partner nor any Merger Partner Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Merger Partner, other arrangement or contract which is treated as a partnership for Tax purposes.

(m) Neither Merger Partner nor any Merger Partner Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Merger Partner nor any Merger Partner Subsidiary has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Merger Partner and Merger Partner Subsidiary employees is terminable by Merger Partner or the applicable Merger Partner Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Merger Partner has made available to Pivot accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Merger Partner Associates to the extent currently effective and material.

(b) To the Knowledge of Merger Partner, no officer or Key Employee of Merger Partner or any Merger Partner Subsidiary intends to terminate his or her employment with Merger Partner or the applicable Merger Partner Subsidiary, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c) Neither Merger Partner nor any Merger Partner Subsidiary is a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Merger Partner, seeking to represent any employees of Merger Partner or any Merger Partner Subsidiary.

(d) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting Merger Partner or any Merger Partner Subsidiary.

(e) Neither Merger Partner nor any Merger Partner Subsidiary is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Merger Partner, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Merger Partner Associate, including charges of unfair labor practices or discrimination complaints. Part 2.13(e) of the Merger Partner Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Merger Partner or any Merger Partner Subsidiary (or any trade or business (whether or not incorporated) which is a Merger Partner Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Merger Partner, any Merger Partner Subsidiary or any Merger Partner Affiliate, or under which Merger Partner or any Merger Partner Subsidiary or any Merger Partner Affiliate has any current or may incur liability after the date hereof (each, a “Merger Partner Employee Plan”).

(f) With respect to Merger Partner Options granted pursuant to the stock-based compensation plans of Merger Partner (the “Merger Partner Stock Plans”), (i) each Merger Partner Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Merger Partner Option was duly authorized no later than the date on which the grant of such Merger Partner Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of Merger Partner (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Merger Partner Option grant was made in accordance with the terms of the Merger Partner Stock Plans and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Merger Partner Option was equal to the fair market value of a share of Merger Partner Common Stock on the applicable Grant Date.

(g) Each Merger Partner Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Merger Partner, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Merger Partner Employee Plan or the exempt status of any related trust.

(h) Each Merger Partner Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(i) Neither Merger Partner nor any Merger Partner Subsidiary has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Merger Partner nor any Merger Partner Subsidiary has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Merger Partner Employee Plan subject to ERISA and neither Merger Partner nor any Merger Partner Subsidiary has been assessed any civil penalty under Section 502(l) of ERISA.

(j) No Merger Partner Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Merger Partner nor any Merger Partner Subsidiary or Merger Partner Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Merger Partner Employee Plan is a Multiemployer Plan, and neither Merger Partner nor any Merger Partner Subsidiary or Merger Partner Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Merger Partner Employee Plan is a Multiple Employer Plan.

(k) No Merger Partner Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Merger Partner Employee Plan qualified under Section 401(a) of the Code.

(l) Neither Merger Partner nor any Merger Partner Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of Merger Partner, no payment pursuant to any Merger Partner Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Merger Partner or any Merger Partner Subsidiary, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the transactions contemplated by this Agreement or otherwise.

(n) Merger Partner has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPPA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its Employees. To the extent required under HIPAA and the regulations issued thereunder, Merger Partner has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Merger Partner has no unsatisfied obligations to any Employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(o) Merger Partner is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Merger Partner, or any of their Employees relating to any Merger Partner employee, employment agreement or Merger Partner Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Merger Partner, any of its Subsidiaries, any Merger Partner trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Merger Partner nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Part 3.13(p) of the Disclosure Schedule lists all liabilities of Merger Partner to any Employee, that result from the termination by Merger Partner, Parent or any of its Subsidiaries of such Employee’s employment or provision of services, a change of control of Merger Partner, or a combination thereof. Neither Merger Partner nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Merger Partner nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

2.14 Environmental Matters. Merger Partner and each Merger Partner Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Merger Partner of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Merger Partner nor any Merger Partner Subsidiary has received since January 1, 2005 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Merger Partner or any Merger Partner Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Merger Partner, there are no circumstances that may prevent or interfere with Merger Partner’s compliance with any Environmental Law in the future. To the Knowledge of Merger Partner: (i) no current or prior owner of any property leased or controlled by Merger Partner has received since January 1, 2005 any written notice or other communication relating to property owned or leased at any time by Merger Partner, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Merger Partner is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

2.15 Insurance.

(a) Merger Partner has delivered to Pivot accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Merger Partner and each Merger Partner Subsidiary. Each of such insurance policies is in full force and effect and Merger Partner and each Merger Partner Subsidiary are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2005, neither Merger Partner nor any Merger Partner Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Merger Partner or any Merger Partner Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Merger Partner and each Merger Partner Subsidiary is accurate and complete. Merger Partner and each Merger Partner Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Merger Partner or any Merger Partner Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Merger Partner or any Merger Partner Subsidiary of its intent to do so.

(b) Merger Partner has delivered to Pivot accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Merger Partner and each Merger Partner Subsidiary as of the date of this Agreement (the “Existing Merger Partner D&O Policies”). Part 2.15(b) of the Merger Partner Disclosure Schedule accurately sets forth the most recent annual premiums paid by Merger Partner and each Merger Partner Subsidiary with respect to the Existing Merger Partner D&O Policies.

2.16 Affiliates. Part 2.16 of the Merger Partner Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Merger Partner as of the date of this Agreement. Since January 1, 2006, there have been no transactions between Merger Partner or any Merger Partner Subsidiary and any Person who is an affiliate of Merger Partner or any Merger Partner Subsidiary.

2.17 Legal Proceedings; Orders.

(a) Except as set forth on Part 2.17 of the Merger Partner Disclosure Schedule, there is no pending Legal Proceeding, and (to the Knowledge of Merger Partner) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Merger Partner or any of its Subsidiaries, any Merger Partner Associate (in his or her capacity as such) or any of the material assets owned or used by Merger Partner or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Merger Partner, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 2.17 of the Merger Partner Disclosure Schedule, Merger Partner has provided Pivot or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Merger Partner has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Merger Partner or any Merger Partner Subsidiary, or any of the material assets owned or used by Merger Partner or any Merger Partner Subsidiary, is subject. To the Knowledge of Merger Partner, no officer or other Key Employee of Merger Partner or any Merger Partner Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Merger Partner or any Merger Partner Subsidiary or to any material assets owned or used by Merger Partner or any Merger Partner Subsidiary.

2.18 Authority; Binding Nature of Agreement. Merger Partner and each Merger Partner Subsidiary has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Merger Partner (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of Merger Partner and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Merger Partner Common Stock and Merger Partner Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by Merger Partner’s stockholders in connection with the solicitation of the Required Merger Partner Stockholder Vote. This Agreement has been duly executed and delivered by Merger Partner and assuming the due authorization, execution and delivery by Pivot, constitutes the legal, valid and binding obligation of Merger Partner, enforceable against Merger Partner in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Merger Partner Stockholder Voting Agreements, the Board of Directors of Merger Partner approved the Merger Partner Stockholder Voting Agreements and the transactions contemplated thereby.

2.19 Inapplicability of Anti-takeover Statutes. The Board of Directors of Merger Partner has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this

Agreement and the Merger Partner Stockholder Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Merger Partner Stockholder Voting Agreements or any of the other Contemplated Transactions.

2.20 Vote Required. The affirmative vote (the “Merger Partner Stockholder Approval”) of (i) the holders of a majority of the shares of Merger Partner Common Stock, (ii) the holders of a majority of the shares of Merger Partner Common Stock and Merger Partner Preferred Stock and (iii) a majority of the outstanding Merger Partner Preferred Stock, voting together as a single class, each outstanding on the record date for the Merger Partner Stockholder Written Consent and entitled to vote thereon, voting as a single class (the “Required Merger Partner Stockholder Vote”), is the only vote of the holders of any class or series of Merger Partner Capital Stock necessary to adopt or approve this Agreement and approve the Merger and the matters set forth in Section 5.2(a).

2.21 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Merger Partner Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Merger Partner, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Merger Partner, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Merger Partner;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Merger Partner or its Subsidiaries, or any of the assets owned or used by Merger Partner or its Subsidiaries, is subject;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Merger Partner or its Subsidiaries or that otherwise relates to the business of Merger Partner or its Subsidiaries or to any of the assets owned or used by Merger Partner or its Subsidiaries;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Merger Partner Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Merger Partner Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Merger Partner Contract; (iii) accelerate the maturity or performance of any Merger Partner Contract; or (iv) cancel, terminate or modify any term of any Merger Partner Contract, except, in the case of any Merger Partner Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Merger Partner Contracts, any breach, default, penalty or modification that would not result in a Merger Partner Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Merger Partner or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Merger Partner); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Merger Partner or its Subsidiaries to any Person.

Except (i) for any Consent set forth on Part 2.21 of the Merger Partner Disclosure Schedule under any Merger Partner Contract, (ii) the approval of this Agreement and the Contemplated Transactions by Merger Partner’s stockholders, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Merger Partner nor any of its Subsidiaries was, is, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.22 Bank Accounts; Receivables.

(a) Part 2.22(a) of the Merger Partner Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Merger Partner or any Merger Partner Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of July 31, 2008 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Merger Partner or any Merger Partner Subsidiary (including those accounts receivable reflected on the Merger Partner Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Merger Partner Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Merger Partner or any Merger Partner Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and are expected to be collected in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Merger Partner Unaudited Interim Balance Sheet.

2.23 No Financial Advisor. Except as set forth on Part 2.23 of the Merger Partner Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Merger Partner or any of its Subsidiaries.

2.24 Disclosure. The information supplied by Merger Partner and each Merger Partner Subsidiary for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Merger Partner Financials) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

Section 3. REPRESENTATIONS AND WARRANTIES OF PIVOT AND MERGER SUB

Pivot and Merger Sub represent and warrant to Merger Partner as follows, except as set forth in the written disclosure schedule delivered by Pivot to Merger Partner (the “Pivot Disclosure Schedule”). The Pivot Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any section or subsection of the Pivot Disclosure Schedule shall qualify other sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Pivot Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Pivot Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Etc.

(a) Pivot has no Subsidiaries, except for Merger Sub; and Pivot does not owns any capital stock of, or any equity interest of any nature in, any other Entity, other than Merger Sub. Pivot has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Pivot has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Pivot and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Pivot and Merger Sub is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Pivot Material Adverse Effect.

3.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Pivot has delivered to Merger Partner accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Pivot. Part 3.2 of the Pivot Disclosure Schedule lists, and Pivot has delivered to Merger Partner, accurate and complete copies of: (a) the charters of all committees of Pivot’s board of directors; and (b) any code of conduct or similar policy adopted by Pivot or by the board of directors, or any committee of the board of directors, of Pivot.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Pivot consists of 123,104,000 shares of Pivot Common Stock, par value $0.001 per share, of which 25,876,602 shares have been issued and are outstanding as of August 25, 2008. Pivot does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Pivot Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Pivot Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Pivot Common Stock is subject to any right of first refusal in favor of Pivot, other than early exercise rights and rights of repurchases in favor of Pivot with respect to such early exercise rights. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Pivot Disclosure Schedule there is no Pivot Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Pivot Common Stock. Pivot is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Pivot Common Stock or other securities. Part 3.3(a)(ii) of the Pivot Disclosure Schedule accurately and completely describes all repurchase rights held by Pivot with respect to shares of Pivot Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b) Except for the Pivot 2006 Incentive Award Plan and the Pivot 2001 Stock Option Plan, as amended (collectively, the “Pivot Stock Plans”), or except as set forth on Section 3.3(b) of the Pivot Disclosure Schedule, Pivot does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Part 3.3(b) of the Pivot Disclosure Schedule sets forth the aggregate number of Pivot Options outstanding and a weighted average exercise price of such options. Pivot has made available to Merger Partner accurate and complete copies of all stock option plans pursuant to which Pivot has ever granted stock options, the forms of all stock option agreements evidencing such options and evidence of board and stockholder approval of any of the Pivot Stock Plans and amendments thereto.

(c) There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Pivot; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Pivot; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Pivot is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Pivot. There are not outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Pivot.

(d) All outstanding shares of Pivot Common Stock and options, warrants and other securities of Pivot have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. There are no Pivot Warrants outstanding on the date of this Agreement.

3.4 SEC Filings; Financial Statements.

(a) Pivot has delivered to Merger Partner accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Pivot with the SEC since January 1, 2007 (the “Pivot SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Part 3.4 of the Pivot Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Pivot or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Pivot SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Pivot’s knowledge, as of the time they were filed, none of the Pivot SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Pivot SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Pivot SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Pivot as of the respective dates thereof and the consolidated results of operations and cash flows of Pivot for the periods covered thereby.

(c) Pivot does not hold any auction rate securities, or other marketable securities or cash equivalents which are not, to the knowledge of Pivot, fully liquid and freely tradable.

(d) Pivot’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the knowledge of Pivot, “independent” with respect to Pivot within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of Pivot, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(e) From January 1, 2007, through the date hereof, Pivot has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Pivot Common Stock on the NASDAQ Global Market. Pivot has not disclosed any unresolved comments in its SEC Documents.

(f) Since January 1, 2007, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Pivot, Pivot’s Board of Director or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

3.5 Absence of Changes. Except as set forth on Part 3.5 of the Pivot Disclosure Schedule, since June 30, 2008:

(a) there has not been any Pivot Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Pivot Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Pivot (whether or not covered by insurance);

(c) Pivot has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) Pivot has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Pivot Common Stock issued upon the valid exercise of outstanding Pivot Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Pivot Options identified in Part 3.3(b) of the Pivot Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) Pivot has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) any of the Pivot Stock Plans; (ii) any Pivot Option or any Contract evidencing or relating to any Pivot Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Pivot, and Pivot has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) Pivot has not formed any Subsidiary other than Merger Sub or acquired any equity interest or other interest in any other Entity;

(h) Pivot has not: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness for borrowed money; or (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iii) guaranteed any debt securities of others; or (iv) made any capital expenditure or commitment in excess of $100,000;

(i) Pivot has not, other than in the Ordinary Course of Business: (i) adopted, established or entered into any Pivot Employee Plan; (ii) caused or permitted any Pivot Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(j) Pivot has not made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) Pivot has not commenced or settled any Legal Proceeding;

(l) Pivot has not entered into any material transaction outside the Ordinary Course of Business;

(m) Pivot has not acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(n) there has been no entry into, amendment or termination of any Pivot Material Contract;

(o) there has been no (i) material change in pricing or royalties or other payments set or charged by Pivot to its customers or licensees, (ii) agreement by any of Pivot to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to any of Pivot, or (iii) as of the date of this Agreement, material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Pivot; and

(p) Pivot has not negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(n)” above (other than negotiations between the Parties to enter into this Agreement).

3.6 Intellectual Property.

(a) Pivot owns, or has the right to use, all Intellectual Property owned, licensed, or controlled by Pivot listed on Part 3.6(a) of Pivot Disclosure Schedule (“Pivot IP Rights”), except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Pivot Material Adverse Effect.

(b) Part 3.6(b) of the Pivot Disclosure Schedule is an accurate, true and complete listing of all Pivot Registered IP.

(c) Pivot has delivered, or made available to Pivot, a complete and accurate copy of all Pivot IP Rights Agreements. Pivot is a not party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Pivot IP Rights or Pivot IP Rights or impair the right of Pivot or the Surviving Corporation to use, sell or license any Pivot IP Rights or Pivot IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Pivot Material Adverse Effect. With respect to each of the Pivot IP Rights Agreements: (i) each such agreement is valid and binding on Pivot and in full force and effect; (ii) Pivot has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) Pivot, and to the Knowledge of Pivot, any other party to such agreement, is not in breach or default thereof in any material respect.

(d) Except as set forth on Part 3.6(d) of the Pivot Disclosure Schedule, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Pivot violates any license or agreement between Pivot and any third party or, to the Knowledge of Pivot, infringes or misappropriates any valid Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Pivot Material Adverse Effect. Pivot has disclosed in correspondence to Merger Partner the third-party patents and patent applications found during all freedom to operate searches that were conducted by Pivot related to any product or technology currently licensed or sold or under development by Pivot. To the Knowledge of Pivot, no third party is infringing upon, or violating any license or agreement with Pivot or relating to any Pivot IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Pivot IP Rights, nor has Pivot received any written notice asserting that any Pivot IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.

(e) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Pivot conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Pivot has or purports to have an ownership interest has been impaired.

(f) Except as may be set forth in the Contracts listed on Parts 3.6(c) or 3.6(d) of the Pivot Disclosure Schedule (i) Pivot is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) Pivot has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right.

3.7 Agreements, Contracts and Commitments. Part 3.7 of the Pivot Disclosure Schedule identifies:

(a) each Pivot Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Pivot on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Pivot’s ability to terminate employees at will;

(b) each Pivot Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(c) each Pivot Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Pivot and any of its officers or directors;

(d) each Pivot Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Pivot or the Surviving Corporation to engage in any line of business or compete with any Person;

(e) each Pivot Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(f) each Pivot Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(g) each Pivot Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any Encumbrances with respect to any assets of Pivot or any loans or debt obligations with officers or directors of Pivot;

(h) each Pivot Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Pivot (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Pivot has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Pivot has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Pivot; or (iv) any Contract currently in force to license any third party to manufacture or produce any Pivot product, service or technology or any Contract currently in force to sell, distribute or commercialize any Pivot products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(i) each Pivot Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Pivot in connection with the Contemplated Transactions; or

(j) any other agreement, contract or commitment (i) which involves payment or receipt by Pivot under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Pivot.

Pivot has delivered or made available to Merger Partner accurate and complete (except for applicable redactions thereto) copies of all material written Merger Partner Contracts, including all amendments thereto. There are no material Pivot Contracts that are not in written form. Except as set forth on Part 3.7 of the Pivot Disclosure Schedule, Pivot has not, nor to Pivot’s Knowledge, as of the date of this Agreement has any other party to a Pivot Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Pivot is a party or by which it is bound of the type described in clauses (a) through (f) above (any such agreement, contract or commitment, a “Pivot Material Contract”) in such manner as would permit any other party to cancel or terminate any such Pivot Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Pivot Material Adverse Effect. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Pivot or the Surviving Corporation to any Person under any Pivot Contract.

3.8 Liabilities. As of the date hereof, Pivot has no Liability, individually or in the aggregate, except for: (i) Liabilities identified as such in the “liabilities” column of the Pivot Unaudited Interim Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by Pivot since the date of the Pivot Unaudited Interim Balance Sheet in the Ordinary Course of Business; (iii) Liabilities for performance of obligations of Pivot under Pivot Contracts, (iii) Liabilities described in Part 3.8 of the Pivot Disclosure Schedule and (iv) Liabilities incurred in connection with the Contemplated Transactions.

3.9 Compliance; Permits; Restrictions.

(a) Pivot is, and since January 1, 2007 has complied in all material respects with, is not in material violation of, and has not received any written notices of alleged or actual material violation with respect to, any foreign, federal, state or local statute, law or regulation, including, but not limited to all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Pivot, threatened against Pivot, nor has any Governmental Body or authority indicated to Pivot an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Pivot which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Pivot, any acquisition of material property by Pivot or the conduct of business by Pivot and any Subsidiary as currently conducted (ii) may have an adverse effect on Pivot’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Pivot holds all Governmental Authorizations which are material to the operation of their businesses (collectively, the “Pivot Permits”) as currently conducted. Part 3.9(b) of the Pivot Disclosure Schedule identifies each Pivot Permit. Pivot is in material compliance with the terms of the Pivot Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Pivot, threatened, which seeks to revoke, limit, suspend, or materially modify any Pivot Permit. The rights and benefits of each material Pivot Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Pivot as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Pivot, threatened with respect to an alleged material violation by Pivot of the FDCA, FDA regulations adopted thereunder, or any other similar Legal Requirements promulgated by a Drug Regulatory Agency.

(d) Pivot holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Pivot as currently conducted, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Pivot Product Candidates”) (the “Pivot Regulatory Permits”) and no such Pivot Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Pivot has not received any written notice or other written communication from any Drug Regulatory Agency regarding any revocation, withdrawal, suspension, cancellation, termination or material modification of any Pivot Regulatory Permit. Except for the information and files identified in Part 3.9(d) of the Pivot Disclosure Schedule, Pivot has made available to Merger Partner all information in its possession or control relating to the Pivot Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Pivot Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Pivot or in which Pivot or its products or product candidates, have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Pivot is not the subject of any pending, or to the Knowledge of Pivot, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Pivot, Pivot has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Pivot nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Pivot, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Pivot or any of its officers, employees or agents.

3.10 Tax Matters.

(a) Pivot has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Pivot is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Pivot does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Pivot on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Pivot have been reserved for on the Pivot Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Pivot Unaudited Interim Balance Sheet, Pivot has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Pivot has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Pivot’s Unaudited Interim Balance Sheet) upon any of the assets of Pivot.

(e) No deficiencies for Taxes with respect to Pivot have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Pivot. No issues relating to Taxes of Pivot were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Pivot has delivered or made available to Merger Partner complete and accurate copies of all federal income Tax and all other material Tax Returns of Pivot (and its predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Pivot (and its predecessors), with respect to federal income Tax and all other material Taxes. Pivot (or any of its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Pivot as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Merger Partner, are set forth on Schedule 3.10(f). Pivot (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Pivot; (ii) has not agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has not acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has not made or will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has not made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Pivot has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Pivot is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Pivot has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Pivot) for federal, state, local or foreign Tax purposes. Pivot has no Liability for the Taxes of any Person (other than Pivot) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Pivot has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Pivot is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Pivot, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Pivot will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Pivot has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Pivot has not taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11 Employee and Labor Matters; Benefit Plans.

(a) The employment of Pivot’s employees is terminable by Pivot at will (or otherwise in accordance with general principles of wrongful termination law). Pivot has made available to Merger Partner accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Pivot Associates to the extent currently effective and material.

(b) Pivot is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Pivot, seeking to represent any employees of Pivot.

(c) Part 3.11(c) of the Pivot Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Pivot (or any trade or business (whether or not incorporated) which is a Pivot Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Pivot, or any Pivot Affiliate, or under which Pivot or any Pivot Affiliate has incurred or may incur any liability (each, an “Pivot Employee Plan”). Part 3.11(c) of the Pivot Disclosure Schedule sets forth all amounts owed to any employee or consultant of Pivot, under any severance arrangement with Pivot, as a result of the consummation of the Merger or the Contemplated Transactions.

(d) With respect to each Pivot Employee Plan, Pivot has made available to Merger Partner a true and complete copy of, to the extent applicable, (i) such Pivot Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Pivot Employee Plan, (iv) the most recent summary plan description for each Pivot Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Pivot, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Pivot Employee Plan.

(e) Each Pivot Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Pivot, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Pivot Employee Plan or the exempt status of any related trust.

(f) Each Pivot Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(g) No Pivot Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Pivot nor Pivot Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Pivot Employee Plan is a Multiemployer Plan, and neither Pivot nor any Pivot Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Pivot Employee Plan is a Multiple Employer Plan.

(h) No Pivot Employee Plan (other than to the extent set forth in an employment, retention, change in control, deferred compensation or severance agreement or arrangement between Pivot and any present or former employee or director) provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Pivot Employee Plan qualified under Section 401(a) of the Code.

(i) With respect to Pivot Options granted pursuant to the stock-based compensation plans of Pivot (the “Pivot Stock Plans”), (i) each Pivot Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Pivot Option was duly authorized no later than the date on which the Grant Date by all necessary corporate action, including, as applicable, approval by the board of directors of Pivot (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Pivot Option grant was made in accordance with the terms of the Pivot Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the Nasdaq Global Market and any other exchange on which Pivot securities are traded, (iv) the per share exercise price of each Pivot Option was equal to the fair market value of a share of Pivot Common Stock on the applicable Grant Date and (v) each such Pivot Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Pivot and disclosed in Pivot filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable laws. Pivot has not knowingly granted, and there is no and has been no policy or practice of Pivot of granting, Pivot Options prior to, or otherwise coordinate the grant of Pivot Options with, the release or other public announcement of material information regarding Pivot or its results of operations or prospects.

(j) To the Knowledge of Pivot, no Pivot Options, stock appreciation rights or other equity-based awards issued or granted by Pivot are subject to the requirements of Code Section 409A. To the Knowledge of Pivot, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which Pivot makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of Pivot will be, subject to the penalties of Code Section 409A(a)(1).

(k) Pivot is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(l) Pivot has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its Employees. Pivot has no unsatisfied obligations to any Employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(m) Pivot is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Pivot, or any of their Employees relating to any Pivot employee, employment agreement or Pivot Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Pivot, any of its Subsidiaries, any Pivot trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Pivot nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Part 3.13(m) of the Disclosure Schedule lists all liabilities of Pivot to any Employee, that result from the termination by Pivot, Parent or any of its Subsidiaries of such Employee’s employment or provision of services, a change of control of Pivot, or a combination thereof. Neither Pivot nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Pivot nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Pivot or any of its employees. NO event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o) Pivot is not, nor has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Pivot, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Pivot Associate, including charges of unfair labor practices or discrimination complaints. Pivot is not a party to any conciliation agreement, consent decree or any other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

(p) There is no contract, agreement, plan or arrangement to which Pivot or any Pivot Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

3.12 Environmental Matters. Pivot is in compliance with all applicable Environmental Laws, which compliance includes the possession by Pivot of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Pivot has not received since January 1, 2005 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Pivot is not in compliance with any Environmental Law, and, to the Knowledge of Pivot, there are no circumstances that may prevent or interfere with Pivot’s compliance with any Environmental Law in the future. To the Knowledge of Pivot: (i) no current or prior owner of any property leased or controlled by Pivot has received since January 1, 2005 any written notice or other communication relating to property owned or leased at any time by Pivot, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Pivot is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

3.13 Insurance.

(a) Pivot made available to Merger Partner accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Pivot. Each of such insurance policies is in full force and effect and Pivot are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2004, neither Pivot has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Pivot. All information provided to insurance carriers (in applications and otherwise) on behalf of Pivot is accurate and complete. Pivot has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Pivot, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Pivot of its intent to do so.

(b) Pivot has made available to Merger Partner accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Pivot as of the date of this Agreement (the “Existing Pivot D&O Policies”). Part 3.13(b) of the Pivot Disclosure Schedule accurately sets forth the most recent annual premiums paid by Pivot with respect to the Existing Pivot D&O Policies.

3.14 Transactions with Affiliates. Except as set forth in the Pivot SEC Documents filed prior to the date of this Agreement, since the date of Pivot’s last proxy statement filed in 2008 with the SEC, no event has occurred that would be required to be reported by Pivot pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.14 of the Pivot Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Pivot as of the date of this Agreement.

3.15 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.15 of the Pivot Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of Pivot) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Pivot or any Pivot Associate (in his or her capacity as such) or any of the material assets owned or used by Pivot; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Pivot, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 3.15 of the Pivot Disclosure Schedule, Pivot has provided Merger Partner or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Pivot has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Pivot, or any of the assets owned or used by Pivot, is subject. To the Knowledge of Pivot, no officer or other Key Employee of Pivot is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Pivot or to any material assets owned or used by Pivot.

3.16 Authority; Binding Nature of Agreement. Pivot has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. Each of the Boards of Directors of Pivot and Merger Sub (at meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Pivot Common Stock and directed that this Agreement and the issuance of shares of Pivot Common Stock in the Merger be submitted for consideration by Pivot’s stockholders at the Pivot Stockholders’ Meeting (as defined in Section 5.3). This Agreement has been duly executed and delivered by Pivot and Merger Sub, and assuming the due authorization, execution and delivery by Merger Partner constitutes the legal, valid and binding obligation of Pivot or Merger Sub (as applicable), enforceable against each of Pivot and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Pivot Stockholder Voting Agreements, the Board of Directors of Pivot approved the Pivot Stockholder Voting Agreements and the transactions contemplated thereby.

3.17 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Pivot and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Pivot Stockholder Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Pivot Stockholder Voting Agreements or any of the other Contemplated Transactions.

3.18 Vote Required. The affirmative vote (the “Pivot Stockholder Approval”) of the holders of a majority of the shares of Pivot Common Stock having voting power representing a majority of the outstanding Common Stock is the only vote of the holders of any class or series of Pivot’s capital stock necessary to approve the Merger and the issuance of Pivot Common Stock in the Merger (the “Required Pivot Stockholder Vote”).

3.19 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Pivot Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Pivot or Merger Sub, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Pivot or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Pivot or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Pivot or any of the assets owned or used by Pivot, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Pivot or that otherwise relates to the business of Pivot or to any of the assets owned or used by Pivot;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Pivot Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Pivot Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Pivot Contract; (iii) accelerate the maturity or performance of any Pivot Contract; or (iv) cancel, terminate or modify any term of any Pivot Contract; except, in the case of any Pivot Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Pivot Contracts, any breach, default, penalty or modification that would not result in a Pivot Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Pivot (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Pivot); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Pivot to any Person.

Except (i) for any Consent set forth on Part 3.19 of the Pivot Disclosure Schedule under any Pivot Contract, (ii) the approval of the Merger and the issuance of shares of Pivot Common Stock in the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act, any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Pivot was not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

3.20 Bank Accounts; Receivables; Deposits.

(a) Part 3.20(a) of the Pivot Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Pivot at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of July 31, 2008 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Pivot (including those accounts receivable reflected on the Pivot Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Pivot Unaudited Interim Balance Sheet and have not yet been collected), (i) represent valid obligations of customers of Pivot arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Pivot Unaudited Interim Balance Sheet

(c) All deposits of Pivot (including without limitation those set forth on the Pivot Unaudited Interim Balance Sheet) which are individually more than $25,000 or more than $50,000 in the aggregate are fully refundable to Pivot.

3.21 No Financial Advisor. Except as set forth on Part 3.21 of the Pivot Disclosure Schedule, No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Pivot.

3.22 Valid Issuance. The Pivot Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party with copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within twenty days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Pivot Material Contract or Merger Partner Material Contract, as applicable, or sent to a Party by any party to any Pivot Material Contract or Merger Partner Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Pivot Material Contract or Merger Partner Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party to restrict or prohibit access to any such properties or information.

4.2 Operation of Pivot’s Business.

(a) Except as set forth on Part 4.2 of the Pivot Disclosure Schedule, during the Pre-Closing Period: (i) Pivot shall conduct its business and operations: (A) in the Ordinary Course of Business and, as deemed appropriate, with a view towards winding down its operations; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Material Contracts; and (ii) Pivot shall promptly notify Merger Partner of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Pivot that is commenced, or, to the Knowledge of Pivot, threatened in writing against, Pivot after the date of the Merger Agreement and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Proposed Transactions or payments or obligations identified in this Agreement, including the Pivot Disclosure Schedule.

(b) During the Pre-Closing Period, Pivot shall promptly notify Merger Partner in writing, by delivering an updated Pivot Disclosure Schedule, of: (i) the discovery by Pivot of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Pivot in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Pivot in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Pivot; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Pivot shall promptly advise Merger Partner in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Pivot or (to the Knowledge of Pivot) any director, officer or Key Employee of Pivot. No notification given to Merger Partner pursuant to this Section 4.2(c) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Pivot contained in this Agreement or the Pivot Disclosure Schedule for purposes of Section 8.1.

4.3 Operation of Merger Partner’s Business.

(a) Except as set forth on Part 4.3 of the Merger Partner Disclosure Schedule, during the Pre-Closing Period: (i) each of Merger Partner and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute material Contracts; and (ii) each of Merger

Partner and its Subsidiaries shall preserve intact its current business organization, use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Merger Partner or its Subsidiaries; and (iii) Merger Partner shall promptly notify Pivot of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Merger Partner or any of its Subsidiaries that is commenced, or, to the Knowledge of Merger Partner, threatened against, Merger Partner or any of its Subsidiaries.

(b) During the Pre-Closing Period, Merger Partner shall promptly notify Pivot in writing, by delivery of an updated Merger Partner Disclosure Schedule, of: (i) the discovery by Merger Partner of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Merger Partner in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Merger Partner in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Merger Partner; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Merger Partner shall promptly advise Pivot in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, Merger Partner or any of its Subsidiaries or (to the Knowledge of Merger Partner) any director, officer or Key Employee of Merger Partner or any of its Subsidiaries. No notification given to Pivot pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Merger Partner contained in this Agreement or the Merger Partner Disclosure Schedule for purposes of Section 7.1.

4.4 Negative Obligations.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.4 of the Pivot Disclosure Schedule, or (iii) with the prior written consent of Merger Partner, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Pivot shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Merger Partner Common Stock from terminated employees of Merger Partner);

(ii) except for contractual commitments in place at the time of this Agreement, sell, issue or grant, or authorize the issuance of: (i) any capital stock or other security (except for Pivot Common Stock issued upon the valid exercise of outstanding Pivot Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Pivot Options in an amount up to 500,000); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Pivot, or effect or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Proposed Transactions;

(iv) form any Subsidiary other than Merger Sub or acquire any equity interest or other interest in any other Entity;

(v) lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $250,000, other than in the Ordinary Course of Business or in connection with Pivot’s winding down of operations;

(vi) (i) adopt, establish or enter into any Pivot Employee Plan; (ii) cause or permit any Pivot Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by Merger Partner; or (iii) other than in the Ordinary Course of Business, pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; provided, that, Pivot may pay full yearly bonuses and other severance and retention payments to its employees in connection with their termination of employment;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into any Pivot Material Contract; or

(xi) (i) materially change pricing or royalties or other payments set or charged by Pivot to its customers or licensees, (ii) agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Pivot, or (iii) as of the date of this Agreement, materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Pivot.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.4 of the Merger Partner Disclosure Schedule, or (iii) with the prior written consent of Pivot, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Merger Partner shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) Declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Merger Partner Common Stock from terminated employees of Merger Partner);

(ii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Merger Partner, or effect or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii) sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Proposed Transactions: (i) any capital stock or other security (except for (a) Merger Partner Options or shares of Merger Partner Common Stock issued to Merger Partner employees or consultants or (b) shares of Merger Partner Common Stock issued upon the valid exercise of Merger Partner Options, each which shall be subject to the adjustments contemplated in the definition of “Fully Diluted Basis”); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary other than Merger Sub or acquire any equity interest or other interest in any other Entity;

(v) other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000;

(vi) other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company: (i) adopt, establish or enter into any Merger Partner Employee Plan; (ii) cause or permit any Merger Partner Employee Plan to be amended other than as required by law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset nor sale, lease other otherwise irrevocably dispose of any of its assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into, amend or terminate of any Merger Partner Material Contract; or

(xi) (i) materially change pricing or royalties or other payments set or charged by Merger Partner or any Merger Partner Subsidiary to its customers or licensees, (ii) agree to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Merger Partner or any Merger Partner Subsidiary, or (iii) as of the date of this Agreement, materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Merger Partner or any Merger Partner Subsidiary.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to the adoption and approval of this Agreement by the Required Merger Partner Stockholder Vote or the Required Pivot Stockholder Vote, as applicable, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five (5) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least five (5) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal it has received.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

4.6 Undisclosed Liabilities. In the event that during the Pre-Closing Period, Merger Partner identifies a bona fide Liability of Pivot which was not disclosed to Merger Partner in this Agreement or in Section 3.8 of the Pivot Disclosure Schedule, Merger Partner shall provide notice of such bona fide Liability to Pivot within three (3) Business Days, and Merger Partner and Pivot shall promptly meet (no later than three (3) Business Days following Merger Partner’s notice of such bona fide Liability to Pivot pursuant to this Section 4.6) and work in good faith to determine a mutually agreed to estimated amount for such bona fide Liability, which shall represent a good faith estimate of a reasonable amount of such Liability by Merger Partner, with the advice of Merger Partner’s outside legal counsel and/or financial advisers (as applicable), subject to Pivot’s consent, which shall not be unreasonably withheld, including estimated litigation costs (if any) in connection with resolving such matter (the “Pre-Closing Liability Amount”). The Pre-Closing Liability Amount shall be deducted in the determination of Net Cash pursuant to Section 1.6, if not finally settled prior to the Closing.

4.7 Insurance. Other than the insurance described in Section 5.7, Merger Partner shall terminate its insurance policies and self insurance programs and arrangements relating to the business, assets, liabilities and operations of Merger Partner and each Merger Partner Subsidiary; provided, that, Merger Partner shall retain appropriate tail insurance policies and programs in place.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a) As promptly as practicable after the date of this Agreement, and in any event no later than October 5, 2008, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Pivot shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Pivot’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Merger Partner occurs, or if Merger Partner becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/Information Statement, then Merger Partner shall promptly inform Pivot thereof and shall cooperate fully with Pivot in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Merger Partner.

(b) Prior to the Effective Time, Pivot shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Pivot Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Merger Partner Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Merger Partner Stockholder Written Consent; provided, however, that Pivot shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2 Merger Partner Stockholder Written Consent.

(a) Promptly after the execution of this Agreement, and in any event no later than ten (10) calendar days, Merger Partner shall obtain approval by written consent from certain of those Merger Partner stockholders sufficient for the Required Merger Partner Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, such Merger Partner stockholders who are identified on Schedule 5.2, for purposes of (i) adopting this Agreement and approving the Merger, and all other transactions contemplated hereby, including the Preferred Stock Conversion, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. The votes required by DGCL and Merger Partner’s Certificate of Incorporation and Bylaws to approve items (i) and (iii) of the preceding sentence are referred to in this Agreement as the “Merger Partner Stockholder Approval.” Under no circumstances shall Merger Partner assert that any other approval or consent is necessary by its stockholders to approve this Merger or this Agreement.

(b) Merger Partner agrees that, subject to Section 5.2(c): (i) Merger Partner’s Board of Directors shall recommend that Merger Partner’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Merger Partner’s Board of Directors that Merger Partner’s stockholders vote to adopt and approve this Agreement being referred to as the “Merger Partner Board Recommendation”); and (ii) the

Merger Partner Board Recommendation shall not be withdrawn or modified in a manner adverse to Pivot, and no resolution by the Board of Directors of Merger Partner or any committee thereof to withdraw or modify the Merger Partner Board Recommendation in a manner adverse to Pivot shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Merger Partner Stockholder Approval, Merger Partner’s Board of Directors may withhold, amend, withdraw or modify the Merger Partner Board Recommendation in a manner adverse to Pivot if, but only if Merger Partner’s Board of Directors determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Pivot receives written notice from Merger Partner confirming that Merger Partner’s Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Merger Partner Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Pivot.

(d) Merger Partner’s obligation to solicit the consent of its stockholders to sign the Merger Partner Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Merger Partner Board Recommendation.

5.3 Pivot Stockholders’ Meeting.

(a) Pivot shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Pivot Common Stock to vote on the Merger and the issuance of Pivot Common Stock in the Merger (such meeting, the “Pivot Stockholders’ Meeting”). The Pivot Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Pivot shall take reasonable measures to ensure that all proxies solicited in connection with the Pivot Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Pivot agrees that, subject to Section 5.3(c): (i) Pivot’s Board of Directors shall recommend that the holders of Pivot Common Stock vote to approve the Merger and the issuance of Pivot Common Stock in the Merger and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Pivot recommends that Pivot’s stockholders vote to approve the Merger and the issuance of Pivot Common Stock in the Merger (the recommendation of Pivot’s Board of Directors that Pivot’s stockholders vote to approve the Merger and the issuance of Pivot Common Stock in the Merger being referred to as the “Pivot Board Recommendation”); and (iii) the Pivot Board Recommendation shall not be withdrawn or modified in a manner adverse to Merger Partner, and no resolution by the Board of Directors of Pivot or any committee thereof to withdraw or modify the Pivot Board Recommendation in a manner adverse to Merger Partner shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of Pivot Common Stock in the Merger by the stockholders of Pivot by the Required Pivot Stockholder Vote, Pivot’s Board of Directors may withhold, amend, withdraw or modify the Pivot Board Recommendation in a manner adverse to Merger Partner if, but only if Pivot’s Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Merger Partner receives written notice from Pivot confirming that Pivot’s Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Pivot Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to Merger Partner.

(d) Pivot’s obligation to call, give notice of and hold the Pivot Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the Pivot Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Pivot or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Pivot or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Pivot is unable to take a position with respect to the bidder’s tender offer unless Pivot’s Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements. Pivot shall not withdraw or modify in a manner adverse to Merger Partner the Pivot Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(b).

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Merger Partner and Pivot shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5 Merger Partner Options and Warrants.

(a) Subject to Section 5.5(c), at the Effective Time, each Merger Partner Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Pivot Common Stock, and Pivot shall assume the Merger Partner Stock Option Plan each such Merger Partner Option in accordance with the terms (as in effect as of the date of this Agreement) of the Merger Partner Stock Option Plan was issued and the terms of the stock option agreement by which such Merger Partner Option is evidenced. All rights with respect to Merger Partner Common Stock under Merger Partner Options assumed by Pivot shall thereupon be converted into rights with respect to Pivot Common Stock. Accordingly, from and after the Effective Time: (i) each Merger Partner Option assumed by Pivot may be exercised solely for shares of Pivot Common Stock; (ii) the number of shares of Pivot Common Stock subject to each Merger Partner Option assumed by Pivot shall be determined by multiplying (A) the number of shares of Merger Partner Common Stock that were subject to such Merger Partner Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Pivot Common Stock; (iii) the per share exercise price for the Pivot Common Stock issuable upon exercise of each Merger Partner Option assumed by Pivot shall be determined by dividing (A) the per share exercise price of Merger Partner Common Stock subject to such Merger Partner Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Merger Partner Option assumed by Pivot shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Merger Partner Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Merger Partner Option, such Merger Partner Option assumed by Pivot in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Pivot Common Stock subsequent to the Effective Time; and (B) Pivot’s Board of Directors or a committee thereof shall succeed to the authority and responsibility of Merger Partner’s Board of Directors or any committee thereof with respect to each Merger Partner Option assumed by Pivot. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Merger Partner Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Pivot Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Merger Partner Option shall not constitute a “modification” of such Merger Partner Option for purposes of Section 409A or Section 424 of the Code.

(b) Pivot shall file with the SEC, no later than 60 days after the Effective Time, a registration statement on Form S-8, if available for use by Pivot, relating to the shares of Pivot Common Stock issuable with respect to Merger Partner Options assumed by Pivot in accordance with Section 5.5(a).

(c) Subject to Section 5.5(d), at the Effective Time, each Merger Partner Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Pivot Common Stock and Pivot shall assume each such Merger Partner Warrant in accordance with its terms. All rights with respect to Merger Partner Common Stock or Merger Partner Preferred Stock under Merger Partner Warrants assumed by Pivot shall thereupon be converted into rights with respect to Pivot Common Stock. Accordingly, from and after the Effective Time: (i) each Merger Partner Warrant assumed by Pivot may be exercised solely for shares of Pivot Common Stock; (ii) the number of shares of Pivot Common Stock subject to each Merger Partner Warrant assumed by Pivot shall be determined by multiplying (A) the number of shares of Merger Partner Common Stock, or the number of shares of Merger Partner Common Stock issuable upon conversion of the shares of Merger Partner Preferred Stock issuable upon exercise of the Merger Partner Warrant, as applicable, that were subject to such Merger Partner Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Pivot Common Stock; (iii) the per share exercise price for the Pivot Common Stock issuable upon exercise of each Merger Partner Warrant assumed by Pivot shall be determined by dividing the effective per share exercise price of Merger Partner Common Stock or Merger Partner Preferred Stock, subject to such Merger Partner Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Merger Partner Warrant assumed by Pivot shall continue in full force and effect and the term and other provisions of such Merger Partner Warrant shall otherwise remain unchanged.

(d) Prior to the Effective Time, Merger Partner shall take all actions that may be necessary (under the Merger Partner Stock Option Plan, the Merger Partner Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Merger Partner Options and Merger Partner Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Employee Benefits. Pivot and Merger Partner shall cause Pivot to comply with terms of any employment, severance, retention, change of control, or similar agreement specified on Part 3.11(c) of the Pivot Disclosure Schedule as being applicable to this Section 5.6, as of the date of this Agreement, subject to the provisions of such agreements, including the maintenance of COBRA insurance for Pivot’s former officers and employees.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Pivot and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Pivot or Merger Partner (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Pivot or Merger Partner, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Pivot and the Surviving Corporation, jointly and severally, upon receipt by Pivot or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the laws of the state of California, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and bylaws of each of Pivot and the Surviving Corporation shall contain, and Pivot shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Pivot and Merger Partner than are presently set forth in the certificate of incorporation and bylaws of Pivot and Merger Partner, as applicable, which provisions shall not be amended, modified or repealed for a period of six years time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Pivot or Merger Partner.

(c) Merger Partner shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Merger Partner (provided that Pivot may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable); provided, however, that in no event shall Pivot be required to expend pursuant to this Section 5.7(c) more than an amount equal to 200% of current annual premiums paid by Merger Partner for such insurance.

(d) Pivot shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Pivot.

(e) Pivot shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(f) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Pivot and Merger Partner by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Pivot or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Pivot or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Pivot shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

(c) Pivot shall terminate or sublease (to a sublessee reasonably acceptable to Merger Partner) its current facility lease; provided, that the costs of such actions shall be borne by the Parties as set forth in Part 5.8(c) of the Pivot Disclosure Schedule.

(d) Pivot shall terminate all of its officers and employees, except for those listed on Part 5.8(d) of the Pivot Disclosure Schedule, prior to, at or immediately following the Effective Time.

5.9 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Merger Partner and Pivot may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Merger Partner or Pivot in compliance with this Section 5.9.

5.10 Listing. Pivot shall use its commercially reasonable efforts to maintain its existing listing on the NASDAQ Global Market, to obtain approval of the listing of the combined company on the NASDAQ Global Market and to cause the shares of Pivot Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Global Market at or prior to the Effective Time.

5.11 Tax Matters.

(a) Pivot, Merger Sub and Merger Partner shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Pivot, Merger Sub and Merger Partner shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Merger Partner to obtain the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably acceptable to Merger Partner, dated as of the Closing (the “WSGR Opinion”), and Pivot to obtain the opinion of Latham & Watkins LLP, in form and substance reasonably acceptable to Pivot, dated as of the Closing (the “Latham Opinion”) to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of such opinions, Pivot (and Merger Sub) and Merger Partner shall, as of the Effective Time, execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation and Latham & Watkins LLP tax representation letters, dated and executed as of the dates of such opinions, in form and substance reasonably acceptable to Latham & Watkins LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Pivot and Merger Partner (the “Tax Representation Letters”), on which such Tax Representation Letters Wilson Sonsini Goodrich & Rosati, Professional Corporation and Latham & Watkins LLP shall be entitled to rely.

(d) Merger Partner shall use commercially reasonable efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation to deliver to it and Pivot shall use commercially reasonable efforts to cause Latham & Watkins LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. As a condition precedent to the rendering of such opinions, Pivot (and Merger Sub) and Merger Partner shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation and Latham & Watkins LLP tax representation letters in form and substance reasonably acceptable to Latham & Watkins LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Pivot and Merger Partner, on which such tax representation letters Wilson Sonsini Goodrich & Rosati, Professional Corporation and Latham & Watkins LLP shall be entitled to rely.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Pivot will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall provide Pivot with (A) evidence reasonably satisfactory to Pivot that such Transfer Taxes have been paid by the Shareholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve Pivot of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

5.12 Lock-up Agreement. The Persons listed on Schedule 5.12 shall each enter into a Lock-up Agreement in the form attached hereto as Exhibit E (the “Lock-up Agreement”), pursuant to which such Persons shall agree not to sell, assign or otherwise transfer the shares of Pivot Common Stock they receive pursuant to the terms of this Agreement for a period of six months from the Closing Date; provided, that, that one half (1/2) of the shares subject to the Lock-up Agreements shall be released on each of the dates three and six months after the Closing Date; provided, further, however, the restrictions on the sale, assignment or transfer of such shares of Pivot Common Stock shall not apply to the cashless exercise (but not to the sale of shares of Pivot Common Stock received upon such exercise) of Merger Partner Options or Pivot Options.

5.13 Legends. Pivot shall be entitled to place appropriate legends on the certificates evidencing any shares of Pivot Common Stock to be received in the Merger by equityholders of Merger Partner who may be considered “affiliates” of Pivot for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for Pivot Common Stock.

5.14 Interpretation of Certain Agreements. Each of the Parties agrees that the consummation of the Contemplated Transactions shall constitute a “change in control” for purposes of each plan, agreement, contract or arrangement identified on Part 5.14 of the Pivot Disclosure Schedule and Pivot shall construe, interpret and administer each such plan, agreement, contract or arrangement in a manner consistent with such interpretation. The failure to identify a plan, agreement, contract or arrangement on Section 5.14 of the Pivot Disclosure Schedule or Part 5.14 of the Merger Partner Disclosure Schedule shall not be deemed to reflect a determination that the consummation of the Contemplated Transactions is not a “change in control” for purposes of such plan, agreement, contract or arrangement.

5.15 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.16 Merger Partner Stockholder Approval. Merger Partner shall use its best efforts to obtain the Merger Partner Stockholder Approval and have the requisite number of stockholders sign the Merger Partner Stockholder Written Consent as promptly as possible, and in any event within ten (10) calendar days following the date of this Agreement.

5.17 Directors and Officers. Pivot and Merger Partner shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Pivot or Merger Partner who is not continuing as an officer or director of Pivot or the Surviving Corporation, as applicable, following the Effective Time. The directors who remain on the Board of Directors of Pivot at the Effective Time, who the Parties intend shall be John Walker, Camille Samuels, and Frederick Ruegsegger (the “Remaining Pivot Directors”), shall elect, to be effective as of the Effective Time, Jake Nunn, a designee of Pivot, and G. Kirk Raab (who shall serve as Chairman of the Board of Directors), Glenn Oclassen, Daniel Turner, Chris Ehrlich, Thomas Kiley and James Niedel (the “Additional Directors”), each to serve as members of the Board of Directors of Pivot in classes to be agreed upon by the Parties prior to the Closing Date (provided, that, each Remaining Pivot Director shall be elected to a different class), and the Board of Directors of Pivot shall cause such directors to be nominated at the next annual meeting of stockholders of Pivot in such classes, including that each director the Parties agree will be in Class III of Pivot’s Board of Directors be nominated to such class. The Board of Directors of Pivot shall appoint each of the individuals set forth on Schedule 5.17 as officers of Pivot, effective as of the Effective Time. At least one Remaining Pivot Director shall be entitled to be a member of the Compensation Committee of Pivot and at least one Remaining Pivot Director shall be entitled to be a member of the Audit Committee of Pivot.
5.18 Termination of Certain Agreements and Rights. Merger Partner shall use its commercially reasonable efforts to terminate that certain Amended and Restated Co-Sale and Right of First Refusal Agreement, dated February 27, 2007, by and between the Merger Partner and stockholders who are parties thereto (the “Co-Sale Agreement”), that certain Amended and Restated Voting Agreement, dated February 27, 2007, by and between the Merger Partner and stockholders who are parties thereto (the “Voting Agreement”) and Section 2 of that certain Amend and Restated Investor Rights Agreement, dated as of February 27, 2007, by and between the Merger Partner and stockholders who are parties thereto (the “Investor Rights Agreement”).

5.19 Merger Partner Employee Benefits Plans. As promptly as possible after the date hereof, Merger Partner will provide Pivot with a true and complete copy of, to the extent applicable, all (i) Merger Partner Employee Plans, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Merger Partner Employee Plan, (iv) the most recent summary plan description for each Merger Partner Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Merger Partner, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Merger Partner Employee Plan.

5.20 Disclosure of Liabilities. For purposes of the computation of Net Cash pursuant to Section 1.6, on or prior to the Determination Date, Pivot shall provide Merger Partner with a list of all Liabilities of Pivot (including without limitation, any Liabilities in the form of contractual commitments pursuant to Contracts not previously disclosed to Merger Partner) as of the Determination Date which are individually in excess of $25,000 or in excess of $100,000 in the aggregate, that had not previously been disclosed to Merger Partner in the Pivot Disclosure Schedules.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly adopted and approved by the Required Merger Partner Stockholder Vote, and the issuance of the Pivot Common Stock in the Merger and the Merger shall have been duly approved by the Required Pivot Stockholder Vote.

6.4 Listing. The existing shares of Pivot Common Stock shall have been continually listed on the NASDAQ Global Market as of and from the date of this Agreement through the Closing Date, the approval of the listing of the additional shares of Pivot on the NASDAQ Global Market shall have been obtained and the shares of Pivot Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NASDAQ Global Market as of the Effective Time.

6.5 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act or any material applicable foreign antitrust requirements reasonably determined to apply prior to the Closing to the Merger shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Pivot, Merger Sub and Merger Partner and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that Merger Partner, on the one hand, nor Pivot on the other hand, shall enter into any such voluntary agreement without the written consent of the other Party.

6.6 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Pivot, Merger Sub or Merger Partner any damages or other relief that may be material to Pivot or Merger Partner; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Pivot; (d) that would materially and adversely affect the right or ability of Pivot or Merger Partner to own the assets or operate the business of Pivot or Merger Partner; or (e) seeking to compel Merger Partner, Pivot or any Subsidiary of Pivot to dispose of or hold separate any material assets as a result of the Merger.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PIVOT AND MERGER SUB

The obligations of Pivot and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Pivot, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of Merger Partner contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Merger Partner Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Merger Partner Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Merger Partner is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Merger Partner in all material respects.

7.3 Consents.

(a) All of the Consents set forth on Part 7.3(a) of the Merger Partner Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b) Any Governmental Authorization or other Consent required to be obtained by Merger Partner under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

7.4 Agreements and Other Documents. Pivot shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) the Latham Opinion dated as of the Closing Date and addressed to Pivot. The condition set forth in this Section 7.4(a) shall not be waivable by Pivot after receipt of the Merger Partner Stockholder Approval and the Pivot Stockholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Merger Partner confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5 and 7.7 have been duly satisfied;

(c) certificates of good standing (or equivalent documentation) of Merger Partner in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of Merger Partner authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Merger Partner hereunder;

(d) written resignations in forms satisfactory to Pivot, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Merger Partner who will not be officers or directors of Pivot pursuant to Section 5.16 hereof; and

(e) Lock-up Agreements from the individuals and entities listed n Schedule 5.12.

7.5 No Other Proceedings. There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Pivot, would result in an outcome that is material and adverse to Pivot or Merger Partner: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Pivot or Merger Partner, any damages or other relief that may be material to Pivot or

Merger Partner; (c) seeking to prohibit or limit in any material respect Pivot’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Pivot; (d) that would materially and adversely affect the right or ability of Pivot or Merger Partner to own the assets or operate the business of Merger Partner; or (e) seeking to compel Merger Partner, Pivot or any Subsidiary of Pivot to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Pivot Material Adverse Effect.

7.6 FIRPTA Certificate. Pivot shall have received from Merger Partner a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Pivot along with written authorization for Pivot to deliver such notice form to the Internal Revenue Service on behalf of Merger Partner upon the closing of the Merger.

7.7 No Merger Partner Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Merger Partner Material Adverse Effect that is continuing.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF MERGER PARTNER

The obligations of Merger Partner to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Merger Partner, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Pivot and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Pivot Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Pivot Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Pivot or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Consents.

(a) All the Consents set forth on Part 8.3 of the Pivot Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b) Any Governmental Authorization or other Consent required to be obtained by Pivot under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

8.4 Documents. Merger Partner shall have received the following documents:

(a) the WSGR Opinion dated as of the Closing Date and addressed to Merger Partner. The condition set forth in this Section 8.4(a) shall not be waivable by Merger Partner after receipt of the Merger Partner Stockholder Approval and the Pivot Stockholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer of Pivot confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, 8.6 and 8.7 have been duly satisfied;

(c) certificates of good standing of each of Pivot and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Pivot and Merger Sub hereunder;

(d) written resignations in forms satisfactory to Merger Partner, dated as of the Closing Date and effective as of the Closing, and release agreements from officers obtained in accordance with the Ordinary Course of Business and consistent with past practices, executed by the officers and directors of Pivot who are not to continue as officers or directors of Pivot pursuant to Section 5.16 hereof; and

(e) Lock-up Agreements from the individuals and entities listed on Schedule 5.12.

8.5 No Other Proceedings. There shall not be pending or threatened in writing any Legal Proceeding in which, in the reasonable judgment of Merger Partner, would result in an outcome that is material and adverse to Pivot or Merger Partner: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Pivot or Merger Partner, any damages or other relief that may be material to Pivot or Merger Partner; (c) seeking to prohibit or limit in any material respect Pivot’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Pivot; (d) that would materially and adversely affect the right or ability of Pivot or Merger Partner to own the assets or operate the business of Merger Partner; or (e) seeking to compel Merger Partner, Pivot or any Subsidiary of Pivot to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Merger Partner Material Adverse Effect.

8.6 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Pivot shall have failed to provide, with respect to any Pivot SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7 Board of Directors. Pivot shall have caused the Board of Directors of Pivot to be constituted as set forth in Section 5.17 of this Agreement.

8.8 No Pivot Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Pivot Material Adverse Effect that is continuing.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Merger Partner’s stockholders and whether before or after approval of the Merger and issuance of Pivot Common Stock and in the Merger by Pivot’s stockholders, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Pivot and Merger Partner;

(b) by either Pivot or Merger Partner if the Merger shall not have been consummated by April 30, 2009; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the waiting period under the HSR Act has not expired, or a request for additional information has been made by any Governmental Authority, or in the event that the SEC has not declared effective Securities Act the Form S-4 Registration Statement by such date, then either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days;

(c) by either Pivot or Merger Partner if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Pivot if the Merger Partner Stockholder Approval shall not have been obtained within ten (10) calendar days of the execution of this Agreement; provided, however, that once the Merger Partner Stockholder Approval has been obtained, Pivot may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Pivot or Merger Partner if (i) the Pivot Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Pivot’s stockholders shall have taken a final vote on the Merger and the issuance of shares of Pivot Common Stock in the Merger and (ii) the Merger or any of the issuance of Pivot Common Stock in the Merger shall not have been approved at the Pivot Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Pivot Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Pivot where the failure to obtain the Required Pivot Stockholder Vote shall have been caused by the action or failure to act of Pivot and such action or failure to act constitutes a material breach by Pivot of this Agreement);

(f) by Merger Partner (at any time prior to the approval of the issuance of Pivot Common Stock in the Merger by the Required Pivot Stockholder Vote) if a Pivot Triggering Event shall have occurred;

(g) by Pivot (at any time prior to the approval of the Merger by the Required Merger Partner Stockholder Vote) if a Merger Partner Triggering Event shall have occurred;

(h) by Merger Partner, upon a breach of any representation, warranty, covenant or agreement on the part of Pivot or Merger Sub set forth in this Agreement, or if any representation or warranty of Pivot or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Pivot’s or Merger Sub’s representations and warranties or breach by Pivot or Merger Sub is curable by Pivot or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Pivot or Merger Sub to Merger Partner of such breach or inaccuracy and (ii) Pivot or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Pivot or Merger Sub is cured prior to such termination becoming effective); or

(i) by Pivot, upon a breach of any representation, warranty, covenant or agreement on the part of Merger Partner set forth in this Agreement, or if any representation or warranty of Merger Partner shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Merger Partner’s representations and warranties or breach by Merger Partner is curable by Merger Partner then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Merger Partner to Pivot of such breach or inaccuracy and (ii) Merger Partner ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by Merger Partner is cured prior to such termination becoming effective).

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Pivot and Merger Partner shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the transactions contemplated hereby; provided, further however, that Pivot and Merger Partner shall also share equally all fees and expenses incurred (up to a maximum of $125,000 payable by Merger Partner) in relation to the printing and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) (i) If this Agreement is terminated by Pivot or Merger Partner pursuant to Section 9.1(e) or (f) (provided, that, section (iii) of the definition of Pivot Triggering Event, which relates to Pivot’s holding of a stockholders meeting, shall not be considered a Pivot Triggering Event for the purposes of this Section 9.3(b)) and (1) at any time before the Pivot Stockholders’ Meeting an Acquisition Proposal with respect to Pivot shall have been publicly announced, disclosed or otherwise communicated to Pivot’s Board of Directors and (2) and within 12 months after the date of termination of this Agreement, Pivot enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, Pivot shall pay to Merger Partner, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $4,200,000, in addition to any amount paid to Merger Partner pursuant to Section 9.3(c).

(ii) If this Agreement is terminated by Pivot pursuant to Section 9.1(d) or (g) and (1) at any time before obtaining the Required Merger Partner Stockholder Vote an Acquisition Proposal with respect to Merger Partner shall have been publicly announced, disclosed or otherwise communicated to Merger Partner’s Board of Directors and (2) within 12 months after the date of termination of this Agreement, Merger Partner enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, Merger Partner shall pay to Pivot, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $4,200,000.

(c) If (i) this Agreement is terminated by Merger Partner pursuant to Sections 9.1(e), (f) or (h) or (ii) in the event of a failure of Pivot to consummate the transactions to be consummated at the Closing solely as a result of a Merger Partner Material Adverse Effect as set forth in Section 7.7 (provided that at such time all of the other conditions precedent to Pivot’s obligation to close set forth in Section 7 of this Agreement have been satisfied by Merger Partner, are capable of being satisfied by Merger Partner or have been waived by Pivot), Pivot shall reimburse Merger Partner for all fees and expenses incurred by Merger Partner in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby (“Third Party Expenses”) incurred by Merger Partner up to a maximum of $2,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Merger Partner submits to Pivot true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Merger Partner except for reasonably documented out-of-pocket expenses otherwise reimbursable by Merger Partner to such financial advisor pursuant to the terms of Merger Partner’s engagement letter or similar arrangement with financial advisor.

(d) If this Agreement is terminated by Pivot pursuant to Sections 9.1(d), (g) or (i), Merger Partner shall reimburse Pivot for all Third Party Expenses incurred by Pivot up to a maximum of $2,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Pivot submits to Merger

Partner true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Pivot except for reasonably documented out-of-pocket expenses otherwise reimbursable by Pivot to such financial advisor pursuant to the terms of Pivot’s engagement letter or similar arrangement with financial advisor.

(e) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), (c) or (d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Merger Partner, Merger Sub and Pivot contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Merger Partner and Pivot at any time (whether before or after the adoption and approval of this Agreement by Merger Partner’s stockholders or before or after the approval of the Merger or issuance of shares of Pivot Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Merger Partner and Pivot.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to Pivot or Merger Sub:

Novacea, Inc.

400 Oyster Point Blvd., Suite 200

South San Francisco, CA 94080

Telephone: (650) 228-1800

Fax: (650) 228-1088

Attention: Chief Executive Officer

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94402

Telephone: (650) 328-4600

Fax: (650) 463-2600

Attention: Alan C. Mendelson, Esq.

Mark V. Roeder, Esq.

if to Merger Partner:

Transcept Pharmaceutical Inc.

1003 W. Cutting Blvd.

Suite #110

Point Richmond, California 94804

Telephone: (510) 215-3500

Fax: (510) 215-3535

Attn: Chief Executive Officer

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304-1050

Telephone: (650) 354-4178

Fax: (650) 493-6811

Attention: Michael J. O’Donnell, Esq.

Robert F. Kornegay, Esq.

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.

10.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

NOVACEA, INC.

By:	/s/ John P. Walker

Name:	John P. Walker

Title:	Chief Executive Officer and Chairman

PIVOT ACQUISITION, INC.

By:	/s/ John P. Walker

Name:	John P. Walker

Title:	Chief Executive Officer

TRANSCEPT PHARMACEUTICALS, INC.

By:	/s/ Glenn A. Oclassen

Name:	Glenn A. Oclassen

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acquisition Inquiry. “Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Merger Partner, on the one hand or Pivot, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

Acquisition Proposal. “Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by Merger Partner, on the one hand or Pivot, on the other hand to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, in the case of Merger Partner, the Merger Partner Financing shall not be an “Acquisition Transaction”;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of a Party.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Anticipated Closing Date. “Anticipated Closing Date” shall have the meaning set forth in Section 1.6(a).

Business Day. “Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3.

COBRA. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Confidentiality Agreement. “Confidentiality Agreement” shall mean the Confidentiality Agreement dated May 28, 2008 between Merger Partner and Pivot.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions and actions contemplated by the Agreement.

Contract. “Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

Determination Date. “Determination Date” shall have the meaning set forth in Section 1.6(a).

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Dispute Notice. “Dispute Notice” shall have the meaning set forth in Section 1.6(b).

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

Environmental Law. “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Estimated Net Cash Schedule. “Estimated Net Cash Schedule” shall have the meaning set forth in Section 1.6(a).

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Ratio. “Exchange Ratio” shall be equal to the quotient of:

(A)	(i) the quotient of (x) the total number of outstanding shares of Common Stock of Pivot on a Fully-Diluted Basis divided by (y) the Ownership Factor; less (ii) the total number of outstanding shares of Common Stock of Pivot on a Fully-Diluted Basis, divided by

(B)	the total number outstanding shares of Common Stock of Merger Partner on a Fully-Diluted Basis.

For the purposes of this Agreement, the “Ownership Factor” shall be equal to 0.4; provided, that, if Pivot’s Net Cash at the Determination Date is less than $83,500,000 or greater than $84,500,000, then the Ownership Factor shall be equal to the quotient of (x) the Net Cash at the Determination Date divided by (y) Net Cash plus $126,000,000.

Expenses. “Expenses” shall mean, with respect to Pivot or Merger Partner, as applicable, the reasonable out of pocket fees and expenses (including all reasonable fees and expenses of legal counsel, accountants, financial advisors and investment bankers of such party) incurred by such party or on its behalf in connection with the authorization, preparation, negotiation, execution and performance of this Agreement.

Final Net Cash Schedule. “Final Net Cash Schedule” shall have the meaning set forth in Section 1.6(a).

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Pivot in connection with issuance of Pivot Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

Fully-Diluted Basis. “Fully-Diluted Basis” shall mean (i) all outstanding shares of debt or equity securities that are convertible into or exchangeable for shares of a particular class or series of capital stock and (ii) all outstanding options, warrants and other rights to acquire shares of a particular class or series of capital stock, whether directly or indirectly, and all outstanding options, warrants and rights to acquire other securities convertible into or exchangeable for shares of such class or series of capital stock, but excluding any reserved but unissued stock options as of the Effective Time; provided, that, for the avoidance of doubt, only any (a) grants of Merger Partner Options or shares of Merger Partner Common Stock which are made on or before December 31, 2008, (b) commitments to grant Merger Partner Options or shares of Merger Partner Common Stock made pursuant to offer letters which are accepted on or before December 31, 2008, in each case to new officers, employees or consultants of Merger Partner pursuant to the Merger Partner Stock Option Plan, or (c) any grants of Merger Partner Options or grants or issuances of Shares of Merger Partner Common Stock or commitments to grant Merger Partner Options or Shares of Merger Partner Common Stock made after December 31, 2008 to the extent that there are reserved Merger Partner Options available for grant shall be included in the calculation of a Fully-Diluted Basis; provided, further, that, any grants of Merger Partner Options or grants or issuances of Shares of Merger Partner Common Stock or commitments to grant Merger Partner Options or Shares of Merger Partner Common Stock made after December 31, 2008 shall not be included in the calculation of a Fully-Diluted Basis so long as there are no reserved Merger Partner Options available for grant.

Governmental Authority. “Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Hazardous Materials. “Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

Intellectual Property. “Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Key Employee. “Key Employee” shall mean, with respect to the Merger Partner or Pivot, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer.

Knowledge. “Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

Latham Opinion. “Latham Opinion” shall have the meaning set forth in Section 5.11(c).

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

Merger. “Merger” shall have the meaning set forth in the recitals.

Merger Partner Affiliate. “Merger Partner Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Merger Partner within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Merger Partner Associate. “Merger Partner Associate” shall mean any current or former employee, independent contractor, officer or director of Merger Partner or any Merger Partner Affiliate.

Merger Partner Capital Stock. “Merger Partner Capital Stock” shall mean the Merger Partner Common Stock and the Merger Partner Preferred Stock.

Merger Partner Common Stock. “Merger Partner Common Stock” shall mean the Common Stock, $0.01 par value per share, of Merger Partner.

Merger Partner Contract. “Merger Partner Contract” shall mean any Contract: (a) to which Merger Partner is a Party; (b) by which Merger Partner or any Merger Partner Subsidiary or any Merger Partner IP Rights or any other asset of Merger Partner is or may become bound or under which Merger Partner or any Merger Partner Subsidiary has, or may become subject to, any obligation; or (c) under which Merger Partner or Merger Partner Subsidiary has or may acquire any right or interest.

Merger Partner Financing. “Merger Partner Financing” shall mean a convertible bridge note or preferred stock financing solely for the purposes of capital raising which has been approved in writing by Pivot, in its sole and absolute discretion.

Merger Partner IP Rights. “Merger Partner IP Rights” shall mean all Intellectual Property relating to zolpidem or Merger Partner’s Intermezzo product candidate which is owned, licensed, or controlled by the Merger Partner or its Subsidiaries that is necessary or used in the Merger Partner business as presently conducted.

Merger Partner IP Rights Agreement. “Merger Partner IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Merger Partner IP Rights.

Merger Partner Material Adverse Effect. “Merger Partner Material Adverse Effect” shall mean any effect, change, event, circumstance, or development (any such item, an “Effect”) that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Merger Partner Material Adverse Effect, is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations, financial performance or prospects of Merger Partner and its Subsidiaries taken as a whole; or (b) the ability of Merger Partner to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute a Merger Partner Material Adverse Effect: (1) any rejection by a Governmental Body of a registration or filing by Merger Partner relating to Merger Partner IP Rights; (2) changes by the FDA to the labeling or other requirements generally applicable to drugs for the treatment of sleep conditions (other than, for the avoidance of doubt, changes specific to zolpidem), so long as such changes do not provide for or require product withdrawal, creation of a blackbox warning or creation of a patient registry or its equivalent; (3) publication, in and of itself, by the media of negative information regarding drugs for the treatment of sleep conditions, provided that this exclusion shall in no way exclude events which adversely impact the safety or efficacy of drugs for the treatment of sleep conditions; (4) resignation, termination or death of any individual director or officer of Merger Partner, provided, however, that the resignation or termination of more than fifty percent (50%) of Merger Partner’s directors or more than fifty percent (50%) of Merger Partner’s officers (each except as required by the terms of this Merger Agreement) during the period of after the date hereof and prior to Closing may give rise to a Merger Partner Material Adverse Effect; (5) announcement or publication regarding the interest of a Entity in competing with Merger Partner’s business as currently conducted or as proposed to be conducted; (6) any change in the cash position of Merger Partner which results from operations in the Ordinary Course of Business; (7) any Effect resulting from the announcement or pendency of the Merger; (8) any change in the stock price or trading volume of Pivot independent of any other event that would be deemed to have a Merger Partner Material Adverse Effect; (9) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (10) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof or (11) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Merger Partner operates; provided, further, that, for the purposes of Sections 7.7 and 8.8 only, Merger Partner Material Adverse Effect shall also mean the event when the Net Cash Calculation shall have been finally determined for purposes of the this Agreement pursuant to Section 1.6 and Net Cash at the Determination Date shall be less than $70,000,000.

Merger Partner Options. “Merger Partner Options” shall mean options to purchase shares of Merger Partner Common Stock issued by Merger Partner.

Merger Partner Preferred Stock. “Merger Partner Preferred Stock” shall mean collectively the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of Merger Partner.

Merger Partner Registered IP. “Merger Partner Registered IP” shall mean all Merger Partner IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Merger Partner Stockholder Approval. “Merger Partner Stockholder Approval” shall have the meaning set forth in Section 2.20.

Merger Partner Stockholder Voting Agreements. “Merger Partner Stockholder Voting Agreements” shall have the meaning set forth in the recitals.

Merger Partner Stockholder Written Consent. “Merger Partner Stockholder Written Consent” shall have the meaning set forth in the recitals.

Merger Partner Triggering Event. A “Merger Partner Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Merger Partner shall have failed to recommend that Merger Partner’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Pivot the Merger Partner Board Recommendation; (ii) Merger Partner shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Merger Partner Board Recommendation; (iii) the Board of Directors of Merger Partner shall have approved, endorsed or recommended any Acquisition Proposal; (iv) Merger Partner shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Merger Partner or any director, officer or agent of Merger Partner shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Merger Partner Unaudited Interim Balance Sheet. “Merger Partner Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Merger Partner and its consolidated subsidiaries as of June 30, 2008, provided to Pivot prior to the date of this Agreement.

Merger Partner Warrants. “Merger Partner Warrants” shall mean warrants to purchase shares of Merger Partner Common Stock or Merger Partner Preferred Stock issued by Merger Partner as set forth in Section 2.3(b).

Multiemployer Plan. “Multiemployer Plan” shall mean (A) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Multiple Employer Plan. “Multiple Employer Plan” shall mean (A) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Net Cash. “Net Cash” shall mean (a) the sum of Pivot’s cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Pivot), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Pivot’s Audited Financial Statements and Unaudited Interim Balance Sheet minus (b) the sum of Pivot’s accounts payable and accrued expenses, in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Pivot’s Audited Financial Statements and Unaudited Interim Balance Sheet minus (c) the amount of bona fide contractual commitments of Pivot as of the Determination Date, including commitments set forth on the Pivot Disclosure Schedule or which have arisen prior to Closing, in each case to the extent not cancelled at the Determination Date minus (d) the remaining cash cost of restructuring accruals as of such date determined in a manner substantially consistent with the manner in which such item was determined for Pivot’s Unaudited Interim Balance Sheet minus (e) the cash cost of any change of control payments or severance payments that are or become due to any employee of Pivot minus (f) the cash cost of any accrued and unpaid retention payments due to any Pivot employee as of the Closing Date minus (g) the cash cost of any and all billed and unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the Effective Time) for which Pivot is liable in respect of any period ending on or before such date minus (h) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Pivot is liable incurred by Pivot in connection with this Agreement and the Contemplated Transactions or otherwise minus (i) bona fide liabilities, including liabilities for matters set forth on Schedules A and B, in each case to the extent not cancelled at or prior to the Determination Date, or which have arisen prior to the Closing plus (j) any amounts paid by Pivot on or prior to such date in satisfaction of its obligations under Section 5.7 (d) or (e) for the period after the Closing and any amounts paid by Pivot, up to such amount as set forth on Schedule B, related to the sublease or termination of Pivot’s facility lease plus (k) any amounts due to be reimbursed to Pivot by Merger Partner pursuant to Section 9.3(a); provided, that, the Parties agree that the Net Cash shall be adjusted for any matters identified on Schedules A and B pursuant to the equation set forth on such schedules.

Net Cash Calculation. “Net Cash Calculation” shall have the meaning set forth in Section 1.6(a).

Ordinary Course of Business. “Ordinary Course of Business” shall mean, in the case of each of Merger Partner and Pivot, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and consistent with the operating plans delivered to the other Party.

Party. “Party” or “Parties” shall mean Merger Partner, Merger Sub and Pivot.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pivot Affiliate. “Pivot Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Pivot within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Pivot Associate. “Pivot Associate” shall mean any current or former employee, independent contractor, officer or director of Pivot or any Pivot Affiliate.

Pivot Common Stock. “Pivot Common Stock” shall mean the Common Stock, $0.001 par value per share, of Pivot.

Pivot Contract. “Pivot Contract” shall mean any Contract: (a) to which Pivot is a party; (b) by which Pivot or any Pivot IP Rights or any other asset of Pivot is or may become bound or under which Pivot has, or may become subject to, any obligation; or (c) under which Pivot has or may acquire any right or interest.

Pivot IP Rights. “Pivot IP Rights” shall have the meaning set forth in Section 3.6.

Pivot IP Rights Agreement. “Pivot IP Rights Agreement” shall mean any Contract governing any Pivot IP Rights.

Pivot Material Adverse Effect. “Pivot Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Pivot Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations, financial performance or prospects of Pivot taken as a whole; or (b) the ability of Pivot to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute an Pivot Material Adverse Effect: (1) any demands, pending, threatened, or actual litigation, or the settlement, or failure to settle, any demands, pending, threatened or actual litigation, (2) the termination, sublease or assignment of Pivot’s facility lease, or failure to do the foregoing, (3) any Effect resulting from the announcement or pendency of the Merger, (4) any change in the stock price or trading volume of Pivot independent of any other event that would be deemed to have a Pivot Material Adverse Effect, (5) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (6) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, or (7) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Pivot competes; provided, further, that, for the purposes of Sections 7.7 and 8.8 only, Pivot Material Adverse Effect shall also mean the event when the Net Cash Calculation shall have been finally determined for purposes of the this Agreement pursuant to Section 1.6 and Net Cash at the Determination Date shall be less than $70,000,000.

Pivot Options. “Pivot Options” shall mean options to purchase shares of Pivot Common Stock issued by Pivot.

Pivot Registered IP. “Pivot Registered IP” shall mean all Pivot IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Pivot Stockholder Approval. “Pivot Stockholder Approval” shall have the meaning set forth in Section 3.18.

Pivot Stockholder Voting Agreements. “Pivot Stockholder Voting Agreements” shall have the meaning set forth in the recitals.

Pivot Triggering Event. An “Pivot Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Pivot shall have failed to recommend that Pivot’s stockholders vote to approve the Merger and the issuance of Pivot Common Stock in the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Merger Partner the Pivot Board Recommendation; (ii) Pivot shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Pivot Board Recommendation; (iii) Pivot shall have failed to hold the Pivot Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60 day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the Board of Directors of Pivot shall have approved, endorsed or recommended any Acquisition Proposal; (v) Pivot shall have entered into any letter of intent or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); (vi) Pivot or any director, officer or agent of Pivot shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Pivot Unaudited Interim Balance Sheet. “Pivot Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Pivot as of June 30, 2008, included in Pivot’s Report on Form 10-Q for the fiscal quarter ended June 30, 2008, as filed with the SEC prior to the date of the Agreement.

Proxy Statement/Prospectus/Information Statement. “Proxy Statement/Prospectus/Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Merger Partner’s stockholders in connection with the approval of this Agreement and the Merger by signing the Merger Partner Stockholder Written Consents and to Pivot’s stockholders in connection with the Pivot Stockholders’ Meeting.

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shareholder. “Shareholder” shall mean each shareholder of Merger Partner, and “Shareholders” shall mean all shareholders of Merger Partner, in each case as determined immediately prior to the Effective Time.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate Merger Partner entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the Board of Directors of Pivot or Merger Partner, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to Pivot’s stockholders or Merger Partner’s stockholders, as applicable, than the terms of the Merger; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

Tax. “Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Treasury Regulations. “Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

WSGR Opinion. “WSGR Opinion” shall have the meaning set forth in Section 5.11(c).

Annex B

August 25, 2008

Board of Directors

Novacea, Inc.

400 Oyster Point Blvd., Suite 200

South San Francisco, CA 94080

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Novacea, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Agreement”), to be dated as of August 29, 2008, by and among the Company, Pivot Acquisition, Inc. (“Merger Sub”) and Transcept Pharmaceuticals, Inc. (“Transcept”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, the Company and Transcept intend to effect a merger of Merger Sub with and into Transcept (the “Merger”), pursuant to which Transcept will become a wholly owned subsidiary of the Company and each share of Transcept common stock issued and outstanding immediately prior to the effective time of the Merger (subject to certain exceptions) shall be converted into the right to receive a number of shares of Company common stock equal to (i) the quotient of the total number of outstanding shares of Company common stock on a fully-diluted basis divided by 0.4, less the total number of outstanding shares of Company common stock on a fully-diluted basis, divided by (ii) the total number of outstanding shares of Transcept common stock on a fully-diluted basis (such shares of Company common stock, together with the shares of Company common stock subject to options and warrants to purchase Company common stock resulting from the conversion in the Merger of outstanding options and warrants to purchase Transcept common stock into options and warrants to purchase Company common stock, collectively, the “Merger Consideration”).

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company (the “Engagement Letter”), dated as of February 11, 2008, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion Cowen has not had a material relationship with the Company or any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and may receive fees for the rendering of such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	A draft of the Agreement dated as of August 21, 2008, which is the most recent draft available to Cowen;

•

Certain publicly available financial and other information for the Company and Transcept, respectively, including equity research, and certain other relevant financial and operating data furnished to Cowen by the managements of the Company and Transcept, respectively;

•	Certain internal financial analyses, financial forecasts, reports and other information concerning Transcept (the “Transcept Forecasts”) prepared by the managements of Transcept and the Company;

•

Discussions Cowen has had with certain members of the management of Transcept concerning the historical and current business operations, financial condition and prospects of Transcept, and such other matters Cowen deemed relevant;

•

Discussions Cowen has had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company, including, more specifically, that the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue, and such other matters Cowen deemed relevant;

•	Certain operating results of Transcept as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	Certain financial terms of certain companies that completed their initial public offerings that Cowen deemed relevant;

•	Certain financial terms of the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant;

•	Based on the Transcept Forecasts, the cash flows generated by Transcept on a stand-alone basis, to determine the present value of the discounted cash flows;

•	Certain pro forma financial effects of the Merger; and

•	Such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Transcept, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Company management as to the existing products of the Company and Transcept and the viability of, and risks associated with, the future products of the Company and Transcept. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Transcept. We have further relied upon the Company’s representation that all information provided to us by the Company or Transcept is accurate and complete in all material respects. We have been instructed by the Company, and have assumed, with your consent, that the only asset of the Company is its Net Cash (as defined in the Agreement) and that the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue. We also have assumed, with your consent, that the Company’s Net Cash at the Determination Date (as defined in the Agreement) will be $84 million. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the managements of Transcept and the Company on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Transcept, and that such forecasts, provide a reasonable basis for our opinion. We express no opinion as to the Transcept Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Transcept, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Transcept under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to all legal matters relating to the Company and Transcept, we have relied on the advice of legal counsel to the Company. Our opinion addresses only the fairness of the Merger Consideration, from a financial point of view, to the Company. We express no view as to any other

B-2

aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. We are not expressing any opinion as to what the value of Company common stock actually will be when issued to Transcept’s stockholders pursuant to the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company. Furthermore, we express no view as to the price or trading range for shares of Company common stock following the consummation of the Merger.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Cowen and Company, LLC

COWEN AND COMPANY, LLC

B-3

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this Section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this Section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this Section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this Section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE

§1300. Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholder” Defined.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§1301. Demand for Purchase.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (A) or (B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§1302. Endorsement of Shares.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§1303. Agreed Price—Time for Payment.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§1304. Dissenter’s Action to Enforce Payment.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§1305. Appraisers’ Report—Payment—Costs.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§1306. Dissenting Shareholder’s Status as Creditor.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§1307. Dividends Paid as Credit Against Payment.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§1308. Continuing Rights and Privileges of Dissenting Shareholders.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§1309. Termination of Dissenting Shareholder Status.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§1310. Suspension of Proceedings for Payment Pending Litigation.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§1311. Exempt Shares.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§1312. Attacking Validity of Reorganization or Merger.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§1313. Conversion Deemed to Constitute Reorganization for Purposes of Chapter.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Annex E

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NOVACEA, INC.

Novacea, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law, hereby certifies as follows:

The name of this corporation is Novacea, Inc. This corporation was originally incorporated as D-Novo Therapeutics, Inc. and the original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on February 27, 2001.

The Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 242, 245, and 228 of the General Corporation Law of the State of Delaware (“Delaware Corporate Law”), and prompt written notice will be duly given pursuant to Section 228 of Delaware Corporate Law.

The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to change the name of the corporation to “Transcept Pharmaceuticals, Inc.” and to a effect a 1 for              reverse stock split and to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been signed this      day of                 , 2008.

NOVACEA, INC.

BY:
Name:	John P. Walker
Title:	Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRANSCEPT PHARMACEUTICALS, INC.

ARTICLE I

The name of the corporation is Transcept Pharmaceuticals, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is One Hundred Five Million (105,000,000) shares, One Hundred Million (100,000,000) shares of which shall be Common Stock and Five Million (5,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby authorized, by filing a certificate (a “Certificate of Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock; and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each one (1) share of the Corporation’s Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-    th (1/    ) of one share of the Corporaiton’s Common Stock The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the NASDAQ Global Market on the date of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

ARTICLE V

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. (1) The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

(2) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the date on which the Corporation is no longer subject to Section 2115 of the California Corporations Code (the “Qualifying Record Date”), the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders, following the Qualifying Record Date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article V(A), each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(3) Subject to the rights of the holders of any series of Preferred Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the “Voting Stock”) or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

(4) Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B. (1) Subject to Article IX of the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal Bylaws of the Corporation. Notwithstanding the foregoing, the Bylaws of the Corporation may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of Voting Stock.

(2) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

(3) No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws, and following the Qualifying Record Date, no action shall be taken by the stockholders by written consent.

(4) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(5) Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VI

A. To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Amended and Restated Certificate of Incorporation or any Certificate of Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII.

* * * *

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20.	Indemnification of Directors and Officers

Delaware Law

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving such enterprise at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection therewith.

The Novacea certificate of incorporation and bylaws, each as amended, provide that Novacea shall, to the fullest extent permitted by the Delaware General Corporation Law or any other applicable law, indemnify its directors and officers; provided; however, that Novacea shall not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the board of directors, and, provided, further, that under the Novacea bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Pursuant to the terms of the merger agreement with Transcept, for six years from the effective time of the merger, each of Novacea and Transcept, as the surviving corporation in the merger, must indemnify each individual who is at the effective date of the merger a director or officer of Novacea against claims, costs and damages incurred as a result of such director or officer serving as a director or officer of Novacea, to the fullest extent permitted under the Delaware General Corporation Law. Each such person will also be entitled to advancement of expenses incurred in the defense of such claims, provided that such person provides an undertaking required by applicable law to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. Novacea must also purchase an insurance policy, effective as of the closing of the merger, on terms and conditions and with coverage limits customary for public companies similarly situated to Novacea, and Transcept must maintain, for six years following the closing of the merger, the current directors’ and officers’ liability insurance policies maintained by Transcept prior to the closing of the merger.

The Novacea bylaws also allow Novacea to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law. Novacea maintains an insurance policy insuring its directors and officers against certain liabilities.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit Index

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, by and among Novacea, Inc., Pivot Acquisition, Inc. and Transcept Pharmaceuticals, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2	Form of Voting Agreement between Novacea, Inc. and certain stockholders of Transcept Pharmaceuticals, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3	Form of Voting Agreement between Transcept Pharmaceuticals, Inc. and certain stockholders of Novacea, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of Novacea, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

3.2	Amended and Restated Bylaws of Novacea, Inc. (incorporated by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

4.1	Specimen Common Stock certificate of Novacea, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

4.2	2005 Amended and Restated Investor Rights Agreement, dated as of December 21, 2005, by and between Novacea, Inc. and purchasers of Series A, Series B and Series C Preferred Stock (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

5.1*	Opinion of Latham & Watkins LLP regarding the validity of the securities.

8.1*	Opinion of Latham & Watkins LLP regarding tax matters.

8.2*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding tax matters.

10.1**	Retention Bonus Letter Agreement between Novacea, Inc. and John P. Walker, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.2**	Retention Bonus Letter Agreement between Novacea, Inc. and Edward Schnipper, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.3**	Retention Bonus Letter Agreement between Novacea, Inc. and Amar Singh, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.4**	Retention Bonus Letter Agreement between Novacea, Inc. and Edward C. Albini, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.5**	Novacea, Inc. 2001 Stock Option Plan and forms of agreements relating thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

10.6**	Novacea, Inc. 2006 Equity Incentive Plan, as amended, and forms of agreements relating thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed on April 2, 2007).

Exhibit Number	Description of Document

10.7**	Form of Indemnification Agreement made by and between Novacea, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

10.8†	Amended and Restated Exclusive License Agreement, dated as of May 25, 2007, by and between the Oregon Health & Science University and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed on November 28, 2007).

10.9†	Amended and Restated License Agreement, dated as of May 24, 2007, by and between the University of Pittsburgh of the Commonwealth System of Higher Education and Novacea, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on August 14, 2007).

10.10	Agreement, dated as of August 4, 2003, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

10.11†	Amended and Restated Supply Agreement, dated as of May 25, 2007, by and between Plantex USA, Inc. and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed on September 28, 2007).

10.12	Office Lease, by and between Kashiwa Fudosan America, Inc. and Novacea, Inc. dated as of May 15, 2007 (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed on March 17, 2008).

10.13**	Executive Severance Benefits Agreement by and between Edward F. Schnipper, M.D. and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 27, 2007).

10.14**	Offer Letter by and between Edward F. Schnipper, M.D. and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 27, 2007).

10.15**	Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc. (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.16**	Amendment to Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 18, 2007).

10.17**	Executive Severance Benefits Agreement by and between Ivy Ang and Novacea, Inc. (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.18**	Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc. (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.19**	Amendment to Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 18, 2007).

10.20**	Amended and Restated Director Compensation Policy (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed on April 2, 2007).

10.21**	General Release and Separation Agreement by and between Bradford S. Goodwin and Novacea, Inc., effective as of December 12, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 18, 2006).

Exhibit Number	Description of Document

10.22**	Amended and Restated Chief Executive Officer Agreement by and between John P. Walker and Novacea, Inc., dated as of September 19, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 24, 2007).

10.23†	License, Development and Commercialization Agreement, dated May 29, 2007, by and between Schering Corporation and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 1, 2007).

10.24	Common Stock Purchase Agreement, dated May 29, 2007, by and between Schering Corporation and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 1, 2007).

10.25†	Novation and License Agreement, dated April 19, 2007, by and between BTG International Limited and Novacea, Inc. (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed on May 15, 2007).

10.26†	Assignment, dated April 19, 2007, by and between KUDOS Pharmaceuticals Limited and Novacea, Inc. (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed on May 15, 2007).

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm to Novacea, Inc.

23.2	Consent of Ernst & Young LLP, independent auditors to Transcept Pharmaceuticals, Inc.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto).

23.4*	Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto).

23.5*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2 hereto).

24.1#	Power of attorney (included on the signature page to this Registration Statement on Form S-4 filed on October 3, 2008).

99.1*	Form of Proxy Card for the Novacea, Inc. Special Meeting of Stockholders.

99.2*	Action by Written Consent of the Stockholders of Transcept Pharmaceuticals, Inc.

99.3	Opinion of Cowen and Company, LLC, financial advisor to Novacea, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement on Form S-4 filed on October 3, 2008).

99.4	Consent of Cowen and Company, LLC, financial advisor to Novacea, Inc.

99.5	Proposed Amended and Restated Certificate of Incorporation of Novacea, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.6#	Consent of Christopher B. Ehrlich to be named as a director.

99.7#	Consent of Thomas D. Kiley to be named as a director.

99.8#	Consent of Kathleen D. LaPorte to be named as a director.

99.9#	Consent of Jake R. Nunn to be named as a director.

99.10#	Consent of Glenn A. Oclassen to be named as a director.

99.11#	Consent of G. Kirk Raab to be named as a director.

99.12#	Consent of Daniel K. Turner III to be named as a director.

#	Previously filed.
*	To be filed by amendment.
**	Indicates a management contract or compensatory plan.
†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of South San Francisco, state of California, on November 13, 2008.

NOVACEA, INC.

By:	/s/ JOHN P. WALKER
John P. Walker Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of South San Francisco, state of California, on November 13, 2008.

Signature	Title	Date

/s/ JOHN P. WALKER John P. Walker	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 13, 2008

/s/ EDWARD C. ALBINI Edward C. Albini	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 13, 2008

* Daniel M. Bradbury	Director	November 13, 2008

* James I. Healy, M.D., Ph.D.	Director	November 13, 2008

* Judith A. Hemberger, Ph.D.	Director	November 13, 2008

* Michael Raab	Director	November 13, 2008

* Frederick J. Ruegsegger	Director	November 13, 2008

* Camille D. Samuels	Director	November 13, 2008

* Eckard Weber, M.D.	Director	November 13, 2008

*	/S/ JOHN P. WALKER
By: John P. Walker Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, by and among Novacea, Inc., Pivot Acquisition, Inc. and Transcept Pharmaceuticals, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2	Form of Voting Agreement between Novacea, Inc. and certain stockholders of Transcept Pharmaceuticals, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3	Form of Voting Agreement between Transcept Pharmaceuticals, Inc. and certain stockholders of Novacea, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of Novacea, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

3.2	Amended and Restated Bylaws of Novacea, Inc. (incorporated by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

4.1	Specimen Common Stock certificate of Novacea, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

4.2	2005 Amended and Restated Investor Rights Agreement, dated as of December 21, 2005, by and between Novacea, Inc. and purchasers of Series A, Series B and Series C Preferred Stock (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

5.1*	Opinion of Latham & Watkins LLP regarding the validity of the securities.

8.1*	Opinion of Latham & Watkins LLP regarding tax matters.

8.2*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding tax matters.

10.1**	Retention Bonus Letter Agreement between Novacea, Inc. and John P. Walker, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.2**	Retention Bonus Letter Agreement between Novacea, Inc. and Edward Schnipper, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.3**	Retention Bonus Letter Agreement between Novacea, Inc. and Amar Singh, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.4**	Retention Bonus Letter Agreement between Novacea, Inc. and Edward C. Albini, dated May 19, 2008 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed on August 11, 2008).

10.5**	Novacea, Inc. 2001 Stock Option Plan and forms of agreements relating thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

10.6**	Novacea, Inc. 2006 Equity Incentive Plan, as amended, and forms of agreements relating thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed on April 2, 2007).

Exhibit Number	Description of Document
10.7**	Form of Indemnification Agreement made by and between Novacea, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on May 2, 2006).

10.8†	Amended and Restated Exclusive License Agreement, dated as of May 25, 2007, by and between the Oregon Health & Science University and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed on November 28, 2007).

10.9†	Amended and Restated License Agreement, dated as of May 24, 2007, by and between the University of Pittsburgh of the Commonwealth System of Higher Education and Novacea, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on August 14, 2007).

10.10	Agreement, dated as of August 4, 2003, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on February 10, 2006).

10.11†	Amended and Restated Supply Agreement, dated as of May 25, 2007, by and between Plantex USA, Inc. and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed on September 28, 2007).

10.12	Office Lease, by and between Kashiwa Fudosan America, Inc. and Novacea, Inc. dated as of May 15, 2007 (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed on March 17, 2008).

10.13**	Executive Severance Benefits Agreement by and between Edward F. Schnipper, M.D. and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 27, 2007).

10.14**	Offer Letter by and between Edward F. Schnipper, M.D. and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 27, 2007).

10.15**	Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc. (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.16**	Amendment to Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 18, 2007).

10.17**	Executive Severance Benefits Agreement by and between Ivy Ang and Novacea, Inc. (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.18**	Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc. (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-131741) filed on April 14, 2006).

10.19**	Amendment to Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 18, 2007).

10.20**	Amended and Restated Director Compensation Policy (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed on April 2, 2007).

10.21**	General Release and Separation Agreement by and between Bradford S. Goodwin and Novacea, Inc., effective as of December 12, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 18, 2006).

Exhibit Number	Description of Document
10.22**	Amended and Restated Chief Executive Officer Agreement by and between John P. Walker and Novacea, Inc., dated as of September 19, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 24, 2007).

10.23†	License, Development and Commercialization Agreement, dated May 29, 2007, by and between Schering Corporation and Novacea, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 1, 2007).

10.24	Common Stock Purchase Agreement, dated May 29, 2007, by and between Schering Corporation and Novacea, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 1, 2007).

10.25†	Novation and License Agreement, dated April 19, 2007, by and between BTG International Limited and Novacea, Inc. (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed on May 15, 2007).

10.26†	Assignment, dated April 19, 2007, by and between KUDOS Pharmaceuticals Limited and Novacea, Inc. (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed on May 15, 2007).

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm to Novacea, Inc.

23.2	Consent of Ernst & Young LLP, independent auditors to Transcept Pharmaceuticals, Inc.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto).

23.4*	Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto).

23.5*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2 hereto).

24.1#	Power of attorney (included on the signature page to this Registration Statement on Form S-4 filed on October 3, 2008).

99.1*	Form of Proxy Card for the Novacea, Inc. Special Meeting of Stockholders.

99.2*	Action by Written Consent of the Stockholders of Transcept Pharmaceuticals, Inc.

99.3	Opinion of Cowen and Company, LLC, financial advisor to Novacea, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement on Form S-4 filed on October 3, 2008).

99.4	Consent of Cowen and Company, LLC, financial advisor to Novacea, Inc.

99.5	Proposed Amended and Restated Certificate of Incorporation of Novacea, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.6#	Consent of Christopher B. Ehrlich to be named as a director.

99.7#	Consent of Thomas D. Kiley to be named as a director.

99.8#	Consent of Kathleen D. LaPorte to be named as a director.

99.9#	Consent of Jake R. Nunn to be named as a director.

99.10#	Consent of Glenn A. Oclassen to be named as a director.

99.11#	Consent of G. Kirk Raab to be named as a director.

99.12#	Consent of Daniel K. Turner III to be named as a director.

#	Previously filed.
*	To be filed by amendment.
**	Indicates a management contract or compensatory plan.
†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.